As confidentially submitted to the Securities and Exchange Commission on February 25, 2013

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QIWI plc

(Exact name of registrant as specified in its charter)

Cyprus	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

Telephone: +357-22-653390

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

Tel: +1-212-750-6474

(Name and address, including zip code, and telephone number, including area code, of agent for service)

    Copies to:

Pranav L. Trivedi Michael Zeidel Skadden, Arps, Slate, Meagher and Flom (UK) LLP 40 Bank Street London E14 5DS Telephone: +44 20 7519 7000 Facsimile: +44 20 7519 7070	Joshua G. Kiernan Colin J. Diamond White & Case LLP 5 Old Broad Street London EC2N 1DW Telephone: +44 20 7532 1000 Facsimile: +44 20 7532 1001	Darina Lozovsky White & Case LLC 4 Romanov Pereulok 125009 Moscow Telephone: +7 495 787 3000 Facsimile: +7 495 787 3001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Class B shares of € par value per share(3)	U.S.$	U.S.$

(1)	Includes class B shares represented by ADSs that may be sold upon exercise of an over-allotment option to be granted to the underwriters.
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o).
(3)	American depositary shares issuable upon deposit of class B shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents one class B share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED FEBRUARY 25, 2013

                     American Depositary Shares

Representing                      Class B Shares

This is an initial public offering of American depositary shares, or ADSs. Each ADS represents one class B share of QIWI plc and is evidenced by American depositary receipts, or ADRs. The selling shareholders identified in this prospectus are offering             ADSs. We will not receive any of the proceeds from the ADSs sold by the selling shareholders.

Prior to this offering, there has been no public market for our ADSs. We expect the initial public offering price to be between U.S.$        and U.S.$        per ADS. We intend to apply to have the ADSs listed on the Nasdaq Global Select Market under the symbol “QIWI.”

We are an “emerging growth company” as defined under Section 2(a) of the Securities Act of 1933.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 14.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Selling Shareholders
Per ADS	U.S.$	U.S.$	U.S.$
Total	U.S.$	U.S.$	U.S.$

The underwriters have an option to purchase up to an additional            ADSs from the selling shareholders at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the ADSs to purchasers on or about                    , 2013.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	Credit Suisse

Baird	RenCap	William Blair

Prospectus dated                    , 2013

Neither we, nor the selling shareholders nor the underwriters (nor any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we, nor the selling shareholders nor the underwriters (nor any of our or their respective affiliates) are making an offer to sell the ADSs or the underlying class B shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs or the underlying class B shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Neither we, nor the selling shareholders nor any of the underwriters have taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside the United States.

We present our consolidated financial statements in Russian rubles. All references in this prospectus to “rubles” or “RUB” are to Russian rubles unless otherwise noted. Solely for convenience and unless otherwise indicated, certain Russian ruble amounts have been translated into U.S. dollars at a rate of RUB 30.23 to U.S.$1.00, the official exchange rate quoted as of January 24, 2013 by the Central Bank of Russia, or the CBR. Such U.S. dollar amounts are not necessarily indicative of the amount of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated and have been provided solely for the convenience of the reader.

This prospectus includes data, forecasts and information obtained from industry publications and surveys and other information available to us. Forecasts and other metrics included in this prospectus to describe our industry are inherently uncertain and speculative in nature, and actual results for any period may materially differ. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding whether to invest in our ADSs, you should carefully read this entire prospectus, especially the risks of investing in our ADSs discussed under the heading “Risk Factors.” In this prospectus, the terms “Qiwi”, “we”, “us”, “our” and “company” refer to QIWI plc and, unless the context requires otherwise, its subsidiaries.

Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We have deployed over 9 million virtual wallets, over 169,000 kiosks and terminals, and enabled over 27,000 merchants to accept over RUB 30 billion cash and electronic payments monthly from over 50 million consumers using our network at least once a month. Our consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably. We believe the complementary combination of our physical and virtual payment services provides differentiated convenience to our consumers and creates a strong network effect that drives transaction volume across our business. Our extensive network of interactive Qiwi kiosks also enables us to provide advertising services, and the billions of transactions we process annually allow us to collect and analyze valuable data, which we monetize by providing value added services. We believe that our leading market position, proprietary network and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and consumer segments that are largely cash-based and lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments. For example, according to a report from Edgar, Dunn & Company, Russia remains a cash-dominated society for retail consumer payments with approximately 94% of the value of payments exchanged in cash in 2011, while the penetration of electronic payment services, such as credit and debit cards and point of sale terminals, significantly lags behind more developed economies. We help consumers and merchants connect more efficiently in these markets by providing an integrated network of kiosks and terminals, virtual wallets and payment services that enable consumers to deposit cash, convert it into a digital form and remit the funds to a virtual wallet, a variety of Visa-branded prepaid cards or any merchant in our network quickly and securely – for example, to pay bills, add minutes to their mobile phones, purchase transportation and tickets, shop online or at a retail store, buy digital services or send money to a friend or relative.

Our platform provides simple and intuitive user interfaces, convenient access and best-in-class services combined with the reputation and trust associated with the Qiwi brand. The payments processed on our network are typically very small with a limit of RUB 15,000 per transaction and, since they are primarily funded with cash, consumers do not have to undergo a lengthy registration process to execute most transactions. Alternatively, consumers can create an online account, or virtual wallet, with Qiwi where they can store money, deposited from cash or funded from a variety of other sources, such as a bank account, credit card, direct payroll deposit or money transfer, that can be used to make payments and purchases at any time. Our services also allow over 27,000 merchants in Russia and other markets, including leading mobile network operators, or MNOs, online retailers, financial institutions and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily.

We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, our kiosks are assembled by third party manufacturers using our proprietary specifications and are then purchased by over 5,500 agents who are responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations and setting the fee rates paid by consumers. In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a Qiwi terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system. In Russia and Kazakhstan, our brand is very well-known and our kiosks and terminals provide unique physical access for approximately 159 million consumers. They can be found next to convenience stores, in train stations, post offices, retail stores or airport terminals in all of the major urban centers, as well as many small and rural towns that lack large bank branches and infrastructure. In addition, we distribute our payment services through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices. While at an early stage, we have also begun to expand our operations into Moldova, Romania, Belarus, Brazil and the United States.

We run our network and process our transactions using a proprietary, advanced technology platform that leverages the latest virtualization, analytics and security technologies to create a fast, highly reliable, secure and redundant system. We believe that the breadth and reach of our network, along with the proprietary nature of our technology platform, differentiates us from our competitors and allows us to effectively manage and update our services and realize significant operating leverage with growth in volumes.

Our Revenue Model

We have two principal operating segments: Qiwi Distribution, which primarily generates revenue from our payment systems offered through our kiosks and terminals, and Visa Qiwi Wallet, which generates revenue from payments processed through virtual electronic accounts and bank prepaid products, including our prepaid card business. Our primary source of revenue in each of these segments is fees we receive for processing payments made by consumers to merchants, which we refer to as payment processing fees, based on a percentage of the value of the transactions that we process, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf as merchant fees, and to payment processing fees that are paid by our consumers and transmitted to us by our agents (in case of Qiwi Distribution) or paid by our consumers directly to us (in case of Visa Qiwi Wallet) as consumer fees. We typically pass on a portion of the merchant fees to our agents. We generate additional revenue from advertising and other high margin non-payment services.

For the years ended December 31, 2009, 2010 and 2011, our revenue was RUB 5,910 million, RUB 6,158 million and RUB 8,158 million, respectively, and our revenue for the six months ended June 30, 2011 and 2012 was RUB 3,455 million and RUB 4,027 million, respectively. For the years ended December 31, 2009, 2010 and 2011, our adjusted net revenue was RUB 2,136 million, RUB 2,799 million and RUB 3,254 million, respectively, and our adjusted net revenue for the six months ended June 30, 2011 and 2012 was RUB 1,546 million and RUB 1,822 million, respectively. For the years ended December 31, 2009, 2010 and 2011, our net profit from continuing operations was RUB 439 million, RUB 617 million and RUB 586 million, respectively, and our net profit from continuing operations for the six months ended June 30, 2011 and 2012 was RUB 296 million and RUB 428 million, respectively. For the years ended December 31, 2009, 2010 and 2011, our adjusted net profit was RUB 538 million, RUB 768 million, and RUB 721 million, respectively, and our adjusted net profit for the six months ended June 30, 2011 and 2012 was RUB 372 million and RUB 493 million, respectively. See “Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue and net profit, respectively.

Our Services

Our Qiwi Distribution segment comprises approximately 119,000 kiosks and 51,000 terminals that we operate through a proprietary payment processing platform. In cash-dominated economies with significant under-penetration of banking and online payment services, our platform serves as a link between merchants and consumers. Each of our kiosks is effectively a retail outlet that offers products and services from over 27,000 merchants and allows consumers to use cash, or a Visa Qiwi Wallet account, to make online purchases and payments. For example, to make a payment through a kiosk, a consumer selects a particular merchant on the kiosk screen, inserts money into a cash acceptor or enters credentials to access funds in his or her Visa Qiwi Wallet, and confirms that he or she wishes to complete the transaction. Our kiosk software then sends an instruction to our processing system to transmit a corresponding amount to the merchant and confirms that payment has been made. According to Edgar, Dunn & Company, as of November 1, 2012, Qiwi Distribution had the largest number of kiosks in Russia based on the total number of kiosks in the market excluding ATMs.

Visa Qiwi Wallet is an online and mobile payment processing and money transfer system that allows accountholders to pay for the products and services of over 27,000 merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in the online and mobile environment. With Visa Qiwi Wallet, consumers can create an online account, or a virtual wallet, in which they can store money deposited from cash or funded from a variety of other sources such as a bank account, credit or debit card, direct payroll deposit or money transfer, that can be used to make payments, purchases and peer-to-peer transfers. In addition, Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchants that accept Visa worldwide. It is currently envisaged that all new Visa Qiwi Wallet accounts will be linked to Visa cards by default. According to Edgar, Dunn & Company, Visa Qiwi Wallet is one of the leading virtual wallet providers in Russia based on the number of active users in 2011. Prior to November 2012, Visa Qiwi Wallet was branded as Qiwi Wallet. Throughout this prospectus, we refer to our online and mobile payment processing and money transfer business as Qiwi Wallet for historical information prior to November 2012, and as Visa Qiwi Wallet for information following November 2012.

Competitive Strengths

We believe that our combination of a proprietary network and integrated technology platform, a comprehensive suite of differentiated products and services, extensive retail distribution capabilities and a leading brand identity help differentiate us from our competitors and create significant barriers to entry. Our strengths include:

•

Market Leadership in Next-Generation Payment Services. We are a pioneer in the large and fast-growing market for next-generation payment services and hold a leading market position in Russia and Kazakhstan, which we have established through our broad retail distribution, large agent and customer base and significant payment volume processed.

•

Comprehensive Suite of Differentiated Payment Services. We enable our users to make payments to a large and diversified group of over 27,000 merchants in multiple environments. The breadth of our payment services provides significant convenience to our consumers and utility to our merchants.

•

Advanced, Proprietary Technology Platform. We have designed and built an advanced, proprietary technology platform that is versatile and highly scalable, which enables us to connect consumers and merchants seamlessly across our network and provide differentiated capabilities, such as cloud based push payments and targeted marketing services.

•

Integrated Physical and Virtual Payment Capabilities. Our large network of over 169,000 kiosks and terminals, and over 9 million virtual wallets and mobile devices allows us to seamlessly provide complementary payment services in both physical and virtual environments, allowing consumers to pay for goods and services across brick and mortar or online environments interchangeably.

•

Agent Model and Diverse Distribution Channels. We have built our extensive physical distribution using a proprietary agent model and a virtual network through online channels; the combination of these integrated physical and virtual distribution capabilities is difficult to replicate and represents a significant competitive advantage and barrier to entry for potential competitors.

•

Powerful Media and Targeted Marketing Services. We are an innovator in using our kiosks and virtual wallet as a powerful advertising medium and a rich source of user transaction data that are valuable to merchants looking to increase loyalty and influence buying decisions at customer touch points.

•

Strong Compliance and Security Infrastructure. We have built a strong regulatory compliance and security infrastructure that enables us to adapt to legislative and regulatory changes in the emerging markets that we operate in, and is trusted by our consumers, merchants, agents and partners.

Our Growth Strategies

We plan to grow our business by continuing to execute on the following key strategies:

•

Increasing the Number of Network Participants. We intend to grow our business by expanding the number of participants in our network and increasing the utilization of our payment services. We intend to do this by enhancing the value of our core payment services, adding new payment services, adding new merchants and introducing new value added services.

•

Leverage Scale in Physical Distribution to Expand Adoption and Use of Virtual Services. We intend to leverage our large, active base of consumers that use our kiosks and terminals to drive the adoption and usage of our other payment offerings, such as our virtual Visa Qiwi Wallet and companion Visa prepaid cards.

•

Expand Portfolio of Higher Yielding Products and Services. We intend to leverage our existing infrastructure, to introduce new, value added, high-margin products and services to address evolving customer demands, provide cross-selling opportunities and expand existing value added services, such as targeted marketing and remote banking.

•

Enter into New Geographies. We plan to expand our operations into other countries by investing directly in markets where we can leverage our operational experience, franchising our operations, or licensing our technology to selected payment service providers and networks.

•

Transition Visa Qiwi Wallet to Multi-Bank Open Model. We intend to make Visa Qiwi Wallet a global online and mobile payment processing and money transfer system through which any Visa member bank will be able to offer a Visa Qiwi Wallet account to its customers.

Risk Factors

Investing in our ADSs involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our ADSs. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our ADSs would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	The payment services industry is highly competitive, and we have a number of competitors that are larger and have greater financial resources;

•

We have experienced a decline in our average net revenue yield and our continued growth will depend on being able to continue to increase our payment volume and to introduce new fees and value added services.

•	We derive a substantial portion of our revenues from a few large merchants, in particular Russia’s three biggest mobile network operators;

•	We do not control the rates of the fees levied by our agents on consumers;

•

Our independent public registered accounting firm identified a material weakness in our internal control over financial reporting during our 2011 audit, and we can provide no assurance that additional material weaknesses will not be identified in the future;

•	If consumer confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected;

•	A decline in the use of cash as a means of payment may result in a decline in the use of our kiosks and terminals;

•	We may not be able to expand into new geographical markets, which could limit our ability to grow and increase our profitability;

•	We are subject to extensive government regulation; and

•	We are subject to economic risk and business cycles of our merchants and agents and the overall level of consumer spending.

In addition, we expect to face risks and uncertainties related to our corporate structure and doing business in Russia, including:

•

Our dual share capital structure, combined with the concentration of voting power, will result in substantial control over us by our class A shareholders, including our founding shareholders as well as Palmway Holdings Limited, Mail.ru Group Limited and Mitsui & Co., Ltd. and will limit your ability to influence corporate matters;

•	You will have limited rights in relation to the appointment of our directors, including our independent directors;

•	The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under U.S. state laws;

•

Our corporate actions require either a 50% or a 75% shareholder vote, and following this offering, one of our founding shareholders, Saldivar Investments Limited, controlled by Sergey Solonin, our chief executive officer, will alone control in excess of 25% of the voting power of our company and together with other founding shareholders will control in excess of 50% of the voting power of our company;

•	Our class A shareholders may have interests and positions that could present potential conflicts with our interests;

•	Emerging markets, such as Russia and Kazakhstan, are subject to greater risks than more developed markets, including significant legal, economic and political risks;

•	Political and governmental instability could adversely affect the value of investments in Russia; and

•

The reversal of reform policies or the implementation of government policies in Russia targeted at specific individuals or companies could harm our business as well as investments in Russia more generally.

Implications of Being an Emerging Growth Company

As a company with less than U.S.$1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we have irrevocably elected not to avail ourselves of this exemption. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.

We will remain an emerging growth company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least U.S.$1.0 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (3) the date on which we have, during the previous 3-year period, issued more than U.S.$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might get from other public companies.

Our Principal Shareholders

Following the completion of this offering, our officers and directors will beneficially own in the aggregate             % of our total issued share capital and             % of the voting power of our issued share capital. In addition, our shareholders, Mail.ru Group Ltd., or Mail.ru, and Mitsui & Co. Ltd, or Mitsui, will beneficially own in the aggregate, respectively,             % and             % of our total issued share capital and             % and             % of the voting power of our issued share capital. See “Principal and Selling Shareholders” for information regarding beneficial share ownership and voting power of each of our shareholders.

Corporate Information

We were incorporated in Cyprus under the name of OE Investments Limited on February 26, 2007 as a new holding company for CJSC Unified Instant Payments System, or OSMP, which was established in 2004. In 2007, we acquired, among other entities, CJSC e-port and LLC Qiwi Wallet in exchange for newly issued shares, which represented 35% of our outstanding share capital following the acquisitions. In April 2008, we launched the Qiwi brand, which gradually became the marketing name for our businesses. We changed our name to Qiwi Limited on September 13, 2010, and subsequently to Qiwi plc on                     .

Our primary subsidiaries are CJSC Qiwi Bank, or Qiwi Bank, LLC Qiwi Wallet and CJSC OSMP. We acquired Qiwi Bank in September 2010 from a group of our shareholders. LLC Qiwi Wallet was incorporated in Russia in December 2006, and CJSC OSMP was incorporated in Russia in January 2004. Qiwi Bank and LLC Qiwi Wallet are the primary operating subsidiaries for our Visa Qiwi Wallet business. CJSC OSMP is the primary operating subsidiary for our Qiwi Distribution business.

Our principal executive offices are located at Varshavskoe Highway 125, Building 18A, Moscow, 117587, the Russian Federation. Our telephone number at this address is +7 (495) 783 59 59. Our registered office in Cyprus is located at 12-14 Kennedy Ave., Kennedy Business Centre, 2nd Floor, Office 203, 1087, Nicosia, Cyprus. Our telephone number at this address is +357-22-653390. We also have offices in several major cities in Russia and Kazakhstan. Our agent for service of process is Law Debenture Corporate Services Inc.

THE OFFERING

Public offering price	We currently expect that the initial public offering price will be between U.S.$ and U.S.$ per ADS.

ADSs offered by us	We are not selling any ADSs in this offering.

ADSs offered by the selling shareholders	ADSs.

The ADSs	Each ADS represents one class B share. The depositary will hold the class B shares underlying your ADSs and you will have rights as provided in the deposit agreement. You may turn in your ADSs to the depositary in exchange for class B shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	ADSs

Ordinary shares outstanding immediately after this offering	ordinary shares comprised of (i) class A shares, and (ii) class B shares.

Over-allotment option	The selling shareholders have granted the underwriters the right to purchase up to an additional ADSs within 30 days from the date of this prospectus.

Ordinary shares	Holders of class A shares and class B shares have the same rights, including dividend rights, except for voting and conversion rights. In respect of matters requiring shareholder approval, each class B share is entitled to one vote and each class A share is entitled to ten votes. Each class A share is convertible into one class B share at any time by the holder thereof. Class B shares are not convertible into class A shares under any circumstance. Class A shares will automatically convert into the same number of class B shares under certain circumstances including when the aggregate number of class A shares constitutes less than 10% of the aggregate number of class A and class B shares outstanding. For a description of class A shares and class B shares, see “Description of Share Capital.”

Depositary	The Bank of New York Mellon

Use of proceeds	The selling shareholders will receive all of the net proceeds from the sale of the ADSs offered hereby.

Dividend policy	We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

Listing	We intend to apply for the listing of our ADSs on under the symbol “QIWI.”

Lock-up	We, each of our directors and officers, and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. In addition, we have instructed the Bank of New York Mellon, as depositary, not to accept any deposit of ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering and certain other exceptions), unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters. See “Underwriting.”

We base the number of class A and class B shares outstanding after this offering on                class A shares outstanding as of the date of this prospectus and                class B shares outstanding as of the date of this prospectus, which excludes                                         shares of class B shares reserved for future issuance under our employee stock option plan.

Unless otherwise indicated, the information in this prospectus assumes:

•	no exercise of underwriters’ over-allotment option to purchase additional ADSs from the selling shareholders; and

•	an initial public offering price of U.S.$ per ADS, being the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial and other data. You should read the following summary consolidated financial and other data together with the information in “Presentation of Financial and Other Information,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as published by the International Accounting Standards Board, or the IASB.

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2011 and the six months ended June 30, 2012. These translations are solely for convenience of the reader and were calculated at the rate of RUB 30.23 per U.S.$1.00, which equals to official exchange rate quoted by the CBR, on January 24, 2013.

The summary consolidated financial data as of and for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements for those periods, which are included in this prospectus. The summary consolidated financial data as of and for the six month period ended June 30, 2011 and 2012 have been derived from our unaudited interim condensed consolidated financial statements for those periods, which are included in this prospectus. Results from interim periods are not necessarily indicative of results that may be expected for the entire year.

	Year ended December 31,				Six months ended June 30,
	2009	2010	2011		2011	2012
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions, except per share data)
Consolidated Income Statement Data:
Revenue	5,910	6,158	8,158	270	3,455	4,027	133
Cost of revenue	(4,067)	(3,751)	(5,573)	(184)	(2,252)	(2,574)	(85)
Selling, general and administrative expenses	(1,079)	(1,420)	(1,543)	(51)	(713)	(767)	(25)
Depreciation and amortization	(173)	(171)	(141)	(5)	(75)	(73)	(3)
Profit from operations	591	816	901	30	415	613	20
Gain on bargain purchase	–	–	15	–	–	–	–
Gain from disposal of subsidiaries	8	7	7	–	5	–	–
Other income	12	21	10	–	8	4	–
Other expenses	(27)	(34)	(73)	(2)	(19)	(28)	(1)
Change in investments fair value	–	9	–	–	–	–	–
Foreign exchange (loss) gain, net	(14)	–	(12)	–	(15)	7	–
Share of loss of associates	–	–	(23)	(1)	(6)	(7)	–
Interest income	13	5	6	–	2	13	1
Interest expense	(2)	(3)	(4)	–	(2)	(3)	–
Profit before tax from continuing operations	581	821	827	27	388	599	20
Income tax expense	(142)	(204)	(241)	(8)	(92)	(171)	(6)
Net profit from continuing operations	439	617	586	19	296	428	14
Gain (loss) from discontinued operations	5	138	(156)	(5)	(49)	(286)	(9)
Net profit	444	755	430	14	247	142	5
Attributable to:
Equity holders of the parent	449	693	520	17	267	216	7
Non-controlling interests	(5)	62	(90)	(3)	(20)	(74)	(2)
Weighted average number of shares
Basic	52	52	52	n/a	52	52	n/a
Diluted	52	52	52	n/a	52	52	n/a
Earnings per share
Basic	8.64	13.33	10.00	0.33	5.15	4.16	0.14
Diluted	8.64	13.17	10.00	0.33	5.15	4.16	0.14
Dividends declared per share
RUB	6.25	7.19	8.01	n/a	1.80	4.17	n/a
U.S.$	0.19	0.22	0.24	n/a	0.05	0.13	n/a

	As of December 31,				As of June 30,
	2009	2010	2011		2012
	RUB	RUB	RUB		RUB	U.S.$
			(in millions	)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,112	6,892	8,810		3,728	123
Total current assets	8,894	10,410	12,112		7,764	257
Total assets	10,881	13,516	15,306		10,551	349
Total equity	2,004	2,348	2,355		2,289	76
Total debt	41	67	190		49	1
Total liabilities	8,877	11,168	12,951		7,922	262
Total equity and liabilities	10,881	13,516	15,306		10,551	349

	Year ended December 31,				Six months ended June 30,
	2009	2010	2011		2011	2012
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Segment net revenue–Qiwi Distribution(1)	1,959	2,476	2,494	83	1,188	1,261	42
Segment net revenue–Qiwi Wallet(1)	157	296	690	23	322	502	17
Other(1)(2)	20	27	70	2	36	59	1

Adjusted net revenue(3)	2,136	2,799	3,254	108	1,546	1,822	60

Adjusted EBITDA(3)	764	1,067	1,183	40	555	743	24
Adjusted net profit(3)	538	768	721	24	372	493	16

Qiwi Distribution
Active kiosks and terminals (units)(4)	152,356	158,867	170,384	n/a	175,635	169,327	n/a
Payment volume	330,411	360,683	408,254	12,440	188,541	214,145	6,525
Average net revenue yield(5)	0.59%	0.69%	0.61%	n/a	0.63%	0.59%	n/a

Qiwi Wallet
Active Qiwi Wallet accounts (number at period end)(6)	5,935,944	5,979,057	8,147,376	n/a	6,791,238	9,171,209	n/a
Payment volume	11,784	26,669	65,409	1,993	25,277	58,593	1,785
Average volume per Qiwi Wallet account (in rubles)(7)	1,985	4,460	8,028	245	3,722	6,389	195
Average net revenue yield(5)	1.33%	1.11%	1.05%	n/a	1.27%	0.86%	n/a

(1)	See note 9 of our annual consolidated financial statements and note 6 of our interim condensed consolidated financial statements.
(2)	Other includes our corporate and other segment, intercompany eliminations, and timing of expense recognition.
(3)	See “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.
(4)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(5)	Average net revenue yield is defined as segment net revenue divided by total payment volume per segment.
(6)	Number of active Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(7)	Average volume per Qiwi Wallet account is defined as total payment volumes in our Qiwi Wallet segment divided by the number of active wallets at the end of the relevant reporting period.

Non-IFRS Financial Measures

We present adjusted net revenue, adjusted EBITDA and adjusted net profit, each of which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of adjusted net revenue, or net profit, in the case of adjusted EBITDA and adjusted net profit, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue in addition to gross revenue. We add back payroll and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Nevertheless, payroll and related taxes represent an important portion of our operating costs and affect liquidity and financial performance.

The following table reconciles adjusted net revenue to revenue.

	Year ended December 31,				Six months ended June 30,
	2009	2010	2011		2011	2012
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Revenue	5,910	6,158	8,158	270	3,455	4,027	133
Minus: Cost of revenue (exclusive of depreciation and amortization)	(4,067)	(3,751)	(5,573)	(184)	(2,252)	(2,574)	(85)
Plus: Payroll and related taxes	293	392	669	22	343	369	12
Adjusted net revenue	2,136	2,799	3,254	108	1,546	1,822	60

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for (loss) gain from discontinued operations, share of loss of an associate, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, corporate costs allocated to discontinued operations and gain from bargain purchase. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss) gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), reversal of impairments (affecting other income) and the age and book depreciation of fixed assets (affecting relative depreciation expense). Adjusted EBITDA also excludes other expenses and share in losses of associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of associates and other expenses includes items that have other been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA excludes the non-cash impact of changes in the fair value of derivate financial assets and of discontinued operations that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA and adjusted net income in measuring our performance relative to that of our competitors.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	adjusted EBITDA does not include gains and losses from discontinued operations.

The following table reconciles adjusted EBITDA to net profit.

	Year ended December 31,				Six months ended June 30,
	2009	2010	2011		2011	2012
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Net Profit	444	755	430	14	247	142	5
plus:
Depreciation and amortization	173	171	141	5	75	73	2
Gain on bargain purchase	–	–	(15)	–	–	–	–
Gains on disposals	(8)	(7)	(7)	–	(5)	–	–
Other income	(12)	(21)	(10)	–	(8)	(4)	–
Other expenses	27	34	73	2	19	28	1
Change in fair value of derivative financial instruments	–	(9)	–	–	–	–	–
Foreign exchange (loss) gain, net	14	–	12	1	15	(7)	–
Share of loss of associates	–	–	23	1	6	7	–
Interest income	(13)	(5)	(6)	–	(2)	(13)	–
Interest expenses	2	3	4	–	2	3	–
Income tax expenses	142	204	241	8	92	171	6
Corporate costs allocated to discontinued operations	–	80	141	4	65	57	1
Gain/ (loss) from discontinued operations	(5)	(138)	156	5	49	286	9
Adjusted EBITDA	764	1,067	1,183	40	555	743	24

Adjusted net profit

Adjusted net profit is defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains on disposals, and the effects of deferred taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the operational profitability of the company. We believe adjusted net profit is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on discontinued operations, corporate costs allocated to discontinued operations, gain on bargain purchase, gains on disposals, and the effects of deferred taxation on excluded items do not represent the core operations of the business, and amortization of fair value adjustments does not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

The following table reconciles adjusted net profit to net profit.

	Year ended December 31,				Six months ended June 30,
	2009	2010	2011		2011	2012
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Net profit	444	755	430	14	247	142	5
Gain/(loss) from discontinued operations	(5)	(138)	156	5	49	286	9
Corporate costs allocated to discontinued operations	–	80	141	4	65	57	2
Amortization of fair value adjustments	134	118	51	2	36	24	1
Gain on bargain purchase	–	–	(15)	–	–	–	–
Gains on disposals	(8)	(7)	(7)	–	(5)	–	–
Effect of deferred taxation of the above items	(27)	(40)	(35)	(1)	(20)	(16)	(1)
Adjusted net profit	538	768	721	24	372	493	16

RISK FACTORS

Investing in the ADSs offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making a decision whether to invest in the ADSs. If any of the following risks actually occurs, it may materially harm our business, results of operations or financial condition. In this event, the market price of the ADSs could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

The payment services industry is highly competitive, and we have a number of competitors that are larger and have greater financial resources.

The payment services industry is highly competitive, and our continued growth depends on our ability to compete effectively. In the countries in which we operate, we face competition from a variety of financial and non-financial business groups. These competitors include retail banks, non-traditional payment service providers (such as retailers and MNOs), traditional kiosk and terminal operators and electronic payment system operators, as well as other companies which provide various forms of payment services, including electronic payment and payment processing services. Competitors in our industry seek to differentiate themselves by features and functionalities such as speed, convenience, network size, accessibility, hours of operation, reliability and price. A significant number of our competitors have greater financial, technological and marketing resources than we have, operate robust networks and are highly regarded by consumers.

In Russia, we face significant competition from major retail banks for our services, including those provided by both our Qiwi Distribution and Visa Qiwi Wallet businesses. Our primary competitors include Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, and Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking systems and large retail networks. Some retail banks are currently developing their own networks of kiosks and terminals and various electronic payment products. Sberbank, for example, has stated that its strategic goals include the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking, and has recently acquired a majority stake in Yandex.Money, a major electronic payment system operator in Russia, to further develop its online payment services capabilities. Sberbank has access to significant financial resources and an extensive nationwide network of branches that can serve as a platform for the expansion of its kiosk business. Sberbank is the largest processor of utility bill payments, which constitutes a very significant portion of overall consumer spending in our industry. These factors may give Sberbank a substantial competitive advantage over us if it pursues its strategy of establishing a broad kiosk network, internet banking and mobile banking businesses.

Our competitors also include the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is more dispersed than our Qiwi Distribution network. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. If any of our competitors with a broad network of branches, including Sberbank, Alfa-Bank or Russian Post, were to establish or actively pursue a kiosk and terminal business, we would lose many of our consumers and the margins in our Qiwi Distribution business could be harmed. We also face competition from non-traditional payment service providers that have substantial financial resources, such as major telecommunication and media devices retailers, including Euroset and Svyaznoy, as well as MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS. We also compete against some directly comparable businesses, such as traditional kiosk and terminal operators, including OJSC Cyberplat, and OJSC Elecsnet, and electronic payment system operators (primarily Yandex.Money and WebMoney). Sberbank’s recent acquisition of a majority interest in Yandex.Money may provide substantial benefits for both parties and increase their combined market share. New competitors may penetrate the Russian electronic payment market as well, including established international players such as PayPal, Western Union and Moneygram. Additionally, some of our competitors are currently our major merchants (the Big Three MNOs) or our agents (for example, Svyaznoy), and are responsible for a substantial amount of our business. If we are unable to compete successfully for consumers, agents and merchants, our business, financial condition and results of operations could be materially adversely affected.

We have experienced a decline in our average net revenue yield and our continued growth will depend on being able to continue to increase our payment volume and to introduce new fees and value added services.

One of the key measures we use to assess our financial performance is our average net revenue yield, which we calculate by dividing segment net revenue by the total size, or payment volume, of the transactions we process on a per segment basis. Our average net revenue yield has declined in our Qiwi Wallet operating segments and remained stagnant in our Qiwi Distribution operating segment over the three-year period ended December 31, 2011. The decline in our average net revenue yields has been driven by a decline in merchant fees from our larger retail merchants, in particular the Big Three MNOs, who are seeking to reduce costs. Additionally, in our Qiwi Wallet segment, the decline in average net revenue yield over the three-year period ended December 31, 2011 has been driven by increased costs that we bear when Qiwi Wallet consumers reload their wallets. In response to the decline in merchant fees we introduced consumer fees that are collected by our agents. The shift from merchant-paid processing fees to consumer-paid processing fees, however, presents us with a number of challenges. Since consumers, and not merchants, increasingly bear additional cost of using our network, we must continue to ensure that our payment processing system provides a more convenient and attractive option than alternative systems that may not require payment by the consumer of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. Despite our efforts, consumers may still choose to use other payment systems, even if they do not offer the convenience that we do, because they charge lower fees. In addition, because agents are able to switch between different payment processing systems, we may face additional pressure to reduce the fees we receive from consumers due to increased competition from other payment service providers. We may not be able to continue to offset the decline in merchant fees or maintain current levels of profitability by introducing new consumer fees or increasing existing fees. As a result, in order to continue to stabilize our average net revenue yield and drive our profitability, we must increase our payment volume at a rate faster than the decline in average net payment processing fees. Our ability to maintain and grow our profitability also depends in part on the development and enhancement of our services offering through the addition of new value added services, which we view as another means to offset the decline in merchant fees. We cannot assure you that we will be able to increase our payment volumes or that any value added services we introduce will be profitable. Continued decline in our average net revenue yield as a result of these or other factors would cause our financial condition and results of operations to deteriorate.

We derive a substantial portion of our revenues from a few large merchants, in particular the Big Three MNOs.

Our merchant base is significantly concentrated, with the Big Three MNOs, MegaFon, VimpelCom and MTS, together accounting for 41% of our revenue for year ended December 31, 2011. Our operating results will continue to depend on the Big Three MNOs’ continued use of our services for the foreseeable future. While we believe that we have generally enjoyed good commercial relations with each of these companies, there can be no assurance that the Big Three MNOs will renew their contracts with us on terms no less favorable than those we currently have. In addition, the Big Three MNOs may seek to reduce costs by decreasing their dependence on us as a payment acceptance channel and to drive their consumers to other channels that may offer more competitive pricing terms or increased convenience. In particular, the Big Three MNOs promote post-payment tariff plans and payments through automatic withdrawal of funds from a consumer’s bank account when the mobile phone account needs to be reloaded. They are also actively developing their own alternative payment methods, such as mobile banking and acceptance of payments through their retail networks. As a result of increased bargaining power due to these factors, the Big Three MNOs have been able to negotiate the reduction, and in some cases virtual elimination, of the merchant fees that they pay us, which has resulted in us moving to a consumer fee and value added services driven revenue model. All of these factors could contribute to a deterioration in or termination of, our relationships with one or all the Big Three MNOs. If we lose any of our key merchants, including the Big Three MNOs, and are unable to replace this business, or if our current terms of doing business with any of these merchants becomes significantly less favorable, our business, financial condition and results of operations may be materially adversely affected.

We do not control the rates of the fees levied by our agents on consumers.

Our agents pay us an agreed fee using a portion of the fees levied by them on consumers. The fee paid to us by the agent is based on a percentage of the value of each transaction that we process. However, in most cases the amount of fees levied by an agent on a consumer for each particular transaction is determined by such agent at its own discretion. We usually do not cap the amount of such fees or otherwise control it. We believe that the fees set by our agents are market-driven, and that our interests and our agents’ interests are aligned with a view to maintaining fees at a level that would simultaneously result in our agents’ profitability and customer satisfaction. However, we can provide no assurance that our agents will not raise fees to a level that will adversely affect the popularity of our products among consumers. At the same time, if we are forced to cap customer fees to protect the strength of our brand or otherwise, we may lose a significant number of agents, which would reduce the penetration of our Qiwi Distribution network. In limited instances, we have introduced such caps at the request of our merchants. No assurance can be made that this trend will not increase. Material increases in customer fees by our agents or the imposition of caps on the rates of such fees by us could have an adverse effect on the business, financial condition and results of operations.

Our independent public registered accounting firm identified a material weakness in our internal control over financial reporting during our 2011 audit, and we can provide no assurance that additional material weaknesses will not be identified in the future.

Our internal controls relating to preparation of our financial statements have not kept pace with the changes in and increasing scope and volume of our business. Our financial reporting function and system of internal controls is less developed in certain respects than those of payment service providers that operate in more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.” In connection with their audit of our consolidated financial statements for the year ended December 31, 2011, our independent registered public accounting firm identified a material weakness in our internal controls with respect to our financial statement closing process. The material weakness related primarily to the number of dedicated IFRS-qualified personnel and controls over accounting for non-routine transactions and complex estimates. This material weakness was considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements, and did not affect the report of our independent registered public accounting firm on our annual consolidated financial statements included herein.

To address the material weakness that our independent registered accountants identified, we have developed and are implementing a plan that includes recruiting additional qualified personnel, with relevant experience in IFRS accounting, reporting and auditing and implementing greater controls over communication, approval and accounting for non-routine transactions and complex estimates, as well as additional management review controls. In addition, we plan to retain an external consultant to advise us on introducing changes to our internal control over financial reporting.

Notwithstanding the steps we have taken and continue to take that are designed to remedy this material weakness, we may not be successful in remedying this material weakness and we will only know if our efforts have been successful following the completion of the audit of our financial statements for the 2012 fiscal year. In addition, we can give no assurance that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our ADSs.

If consumer confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected.

Our business is built on consumers’ confidence in our brands, as well as our ability to provide fast, reliable payment services, including electronic payment and payment processing services. As a consumer business, the strength of our brand and reputation are of paramount importance to us. A number of factors could adversely affect consumer confidence in our brand, many of which are beyond our control, and could have an adverse impact on our results of operations. These factors include:

•	any regulatory action or investigation against us;

•	any significant interruption to our systems and operations; and

•	any breach of our security system or any compromises of consumer data.

In addition, we are largely dependent on our agents and franchisees to which we license our products to maintain the reputation of our brand. Despite the measures that we put in place to ensure their compliance with our performance standards, our lack of control over their operations may result in the low quality of service of a particular agent or franchisee being attributed to our brand, negatively affecting our overall reputation. Furthermore, negative publicity surrounding any assertion that our agents and/or merchants are implicated in fraudulent transactions, irrespective of the accuracy of such publicity or its connection with our current operations or business, could harm our reputation.

Any event that hurts our brand and reputation among consumers as a reliable payment services provider could have a material adverse effect on our business, financial condition and results of operations.

A decline in the use of cash as a means of payment may result in a decline in the use of our kiosks and terminals.

Substantially all of our business is in emerging markets, including Russia and Kazakhstan, where a substantial part of the population relies on cash payments, rather than credit and debit card payments or electronic banking. For example, according to Edgar, Dunn & Company, Russia remains a cash dominated society for retail consumer payments with approximately 94% of the value of these payments exchanged in cash in 2011. We believe that consumers making cash payments are more likely to use our kiosks and terminals than where alternative payment methods are available. As a result, we believe that our profitability depends on the use of cash as a means of payment. There can be no assurance that over time, the prevalence of cash payments will not decline as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking. The shift from cash payments to credit and debit card payments and electronic banking could reduce our market share and payment volumes, and may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to expand into new geographical markets, which could limit our ability to grow and increase our profitability.

Our long-term strategy includes entering into new geographical markets. Our expansion into new geographical markets depends on our ability to apply our existing technology or to develop new applications to meet the particular needs of each new market or country. We may not have adequate financial, technological or personnel and management resources to develop effective and secure services or distribution channels that will satisfy the demands of these new markets. We may not be able to establish partnerships with merchants or to attract agents to invest in new geographical markets. If we fail to enter new markets or countries, we may not be able to continue to grow our revenues and earnings. Furthermore, we may expand into new geographical markets in which we may not have any previous operating experience. We operate in an industry that is often subject to significant regulation, and our lack of familiarity with the regulatory landscape in new markets may result in our running into unanticipated problems or delays in obtaining the requisite regulatory approvals and licenses. We may not be able to successfully expand in such markets due to our lack of experience. In addition, expanding internationally subjects us to a number of risks, including:

•	greater difficulty in managing foreign operations;

•	expenses associated with localizing our products, including offering consumers the ability to transact in major currencies;

•	higher labor costs and problems integrating employees that we hire in different countries into our existing corporate culture;

•	laws and business practices that favor local competitors;

•	multiple and changing laws, tax regimes and government regulations;

•	foreign currency restrictions and exchange rate fluctuations;

•	changes in a specific country’s or region’s political or economic conditions; and

•	differing intellectual property laws.

In addition, our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violations or unfavorable interpretation by authorities of these regulations could harm our business. In particular, we are exposed to the risk of being deemed to have permanent establishment in a specific country and transfer pricing risks which could result in additional tax liability.

If we are not able to manage these and multiple other risks associated with global operations successfully, our business, financial condition and results of operations could be materially adversely affected.

We are subject to extensive government regulation.

Our business is impacted by laws and regulations that affect our industry, the number of which has increased significantly in recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, and privacy and data protection laws. Further, these laws and regulations vary significantly from country to country. Many of these laws and regulations are constantly evolving, and are often unclear and inconsistent with other applicable laws and regulations, including across various jurisdictions, making compliance challenging and increasing our related operating costs and legal risks. In particular, there has been increased public attention and heightened legislation and regulations regarding money laundering and terrorist financing. We sometimes have to make significant judgment calls in applying anti-money laundering legislation and risk being found in non-compliance with it. For example, Russian anti-money laundering legislation prescribes mandatory identification of a client for any transaction that exceeds RUB 15,000. We sometimes process payments made by our consumers from their Visa Qiwi Wallet accounts for an aggregate total amount in excess of that threshold. Such payments are processed by our software as several simultaneous transfers, which allows us to effect them without formal identification of the payer and, accordingly, be in technical compliance with applicable laws. There can be no assurance, however, that such practices will not be expressly prohibited in the future. In January 2013 the head of the Russian drug enforcement agency requested that the Central Bank of Russia and the Ministry of Finance introduce legislation that would prescribe mandatory identification of a client for any transaction, including those that do not exceed RUB 15,000. Although this regulation has not yet been introduced or implemented, if it does eventually go into effect, it could affect our ability to process such payments in an efficient manner or increase our costs related to such payments. In addition, there can be no assurance that our subsidiary in Kazakhstan will not be deemed subject to regulation under Kazakh banking laws and law on payments and money transfers and, as a result, required to hold a special banking license and perform required financial monitoring of all the effected transactions. If local authorities in Russia, Kazakhstan or other countries choose to enforce specific interpretations of the applicable legislation that differ from ours, we may be found to be in violation and subject to penalties or other liabilities. This could also limit our ability in effecting such payments going forward and may increase our cost of doing business.

In some jurisdictions where we operate, there is currently little or virtually no legislation addressing electronic payments, and no assurance can be made that if such legislation is adopted it will be beneficial to our business. For instance, if a statutory cap is imposed on the fees that can be charged to the consumers using our kiosks and terminals, it could significantly reduce the margins in our Qiwi Distribution business. In November 2012, a proposal was submitted to the Russian State Duma to cap the amount of such fees at 1% for payments not exceeding RUB 1,000. This proposal has not been officially considered yet, but if it eventually becomes law, our Qiwi Distribution business in Russia could experience a decline in net revenue. In addition, there is significant uncertainty regarding future legislation on taxation of electronic payments in most of the countries in which we operate, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose us to increased costs, liability and reputational damage that could have a material adverse effect on our business, financial condition and results of operations.

We are subject to economic risk and business cycles of our merchants and agents and the overall level of consumer spending.

The payment services industry depends heavily on the overall level of consumer spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants make fewer sales of their products and services using our services or consumers spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue. A further weakening in the economy could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our payment processing volume. In addition, a further weakening in the economy could force some of our merchants and/or agents to close or go bankrupt, or could cause our agents to reduce the number of their locations or hours of operation, resulting in future transaction declines. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes in our business and the economy. Changes in economic conditions could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

We have grown rapidly in recent years and need to implement enhanced compliance processes, procedures and controls with respect to the rules and regulations that apply to our business.

Our business has grown rapidly in recent years and we need to realign our compliance function with the size of our business. In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to implement enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. In particular, the Russian anti-money laundering laws to which we and Qiwi Bank are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities.

Following this offering we will also be subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Similar legislation in other jurisdictions contains similar prohibitions, although varying in both scope and jurisdiction. We do not have a fully developed FCPA compliance program and will need to implement such a program, including measures that require our agents to comply with the FCPA.

We have neither an established operating history nor proven management experience in establishing and maintaining, over the long term, the required processes, procedures and controls. Our success requires significant public confidence in our ability to handle large and growing transaction volumes and amounts of consumer funds, as well as comply with applicable regulatory requirements. Any failure to manage consumer funds or to comply with applicable regulatory requirements could result in the imposition of fines, harm to our reputation and significantly diminish use of our products.

If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, the use of our services could decline, reducing our revenues.

The payment services industry in which we operate is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of more established market players seeking to expand into these businesses. In order to remain competitive, we continually seek to expand our service offering and develop new projects, including, for example, the development of remote banking and loyalty programs. These projects carry risks, such as delays in delivery, performance problems and lack of customer acceptance. In our industry, these risks are acute. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to consumers. In addition, if alternative payment mechanisms become widely available, substituting our current products and services, and we do not develop and offer similar alternative payment mechanisms successfully and on a timely basis, our business and prospects could be adversely affected. Furthermore, we may be unable to recover the costs we have incurred in developing new services targeted. Our development efforts could result in increased costs and we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients, are not able to compete effectively with our competitors’ or do not perform as anticipated. In order to remain competitive in an innovative industry such as ours, we have to make investments in start-up companies or undertake large research and development initiatives. If our investments in start-up companies or research and development initiatives do not yield the expected results, we may lose money, time and effort invested. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost effective basis, our business, financial condition and results of operations could be materially adversely affected.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software and telecommunications networks, as well as the data centers that we lease from third parties. Our systems and operations, or those of our third party providers, could be exposed to damage or interruption from, among other things, fire, flood, natural disaster, power loss, telecommunications failure, vendor failure, unauthorized entry, improper operation and computer viruses. In addition, because both of our data centers used for processing payments are located in the city of Moscow, a catastrophic event affecting the city of Moscow may result in the loss of both data centers. Substantial property and equipment loss, and disruption in operations as well as any defects in our systems or those of third parties or other difficulties could expose us to liability and materially adversely impact our business, financial condition and results of operations. In addition, any outage or disruptive efforts could adversely impact our reputation, brand and future prospects.

Unauthorized disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to liability, protracted and costly litigation and damage our reputation.

We store and/or transmit sensitive data, such as credit or debit card numbers and mobile phone numbers, and we have ultimate liability to our consumers for our failure to protect this data. We have experienced breaches of our security by hackers in the past, and breaches could occur in the future. In such circumstances, our encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. We have not incurred material losses or liabilities as a result of breaches that have happened to date. Although any future breach of our system, including through employee fraud, may subject us to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter clients from using electronic payments as well as kiosks and terminals generally and our services specifically, increase our operating expenses in order to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect our business, financial condition and results of operations.

If we fail to comply with the applicable requirements of our agreements with Visa Inc., Visa could seek to fine us, suspend us or terminate our registrations.

Under our agreements with Visa, we are required to comply with the terms of both those agreements and Visa’s International Operating Regulations. If we do not comply with the agreements or these regulations, Visa could seek to fine us, suspend us or terminate the registrations that allow us to process transactions on its network. In addition, under our agreements with Visa, Visa is entitled to terminate the agreements in case of material breach by us or if it determines the agreements are contrary to its interests. If we are in breach of the agreements or Visa otherwise terminates its agreements with us, we may be unable to issue Visa-branded prepaid cards or continue to operate under the “Visa Qiwi Wallet” brand, which could have a material adverse effect on our Visa Qiwi Wallet business and our business as a whole. The termination of our registration, or any changes in the payment network rules that would impair our registration, could prevent us from issuing Visa-branded prepaid cards or operating under the “Visa Qiwi Wallet” brand, thereby reducing the number of transactions made though Visa Qiwi Wallet. Any of these factors could have a material adverse effect on our reputation, as well as on our business, financial condition and results of operations.

The cost to us of consumers reloading their Visa Qiwi Wallet accounts may increase.

We make available to our consumers a large variety of methods to reload the Visa Qiwi Wallet accounts, including, among others, bank cards, kiosks and terminals, ATMs and mobile payments. The reload methods have different cost implications for us. For example, on payments made through the kiosks and terminals owned by our agents, we pay lower fees for reloading the Visa Qiwi Wallet than on payments made from bank cards. We currently do not attempt to direct consumer preferences towards particular reload methods. If their preferences shift towards reload methods that come at a higher cost to us, the margins of our Visa Qiwi Wallet segment could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Qiwi Bank is subject to supervision and examination by Russian banking regulators.

In September 2010, we acquired Qiwi Bank from certain of our shareholders. Qiwi Bank provides issuing, acquiring and deposit settlement functions within our group. All banks operating in Russia are subject to extensive regulation and supervision. Requirements imposed by regulators, including capital adequacy, liquidity reserves, prudential ratios, loss provisions and other regulatory requirements are designed to ensure the integrity of the financial markets and to protect consumers and other third parties with whom a bank deals. These regulations may limit our activities, and may increase our costs of doing business, or require us to seek additional capital in order to comply with applicable capital adequacy or liquidity requirements. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change and new laws or regulations could be adopted. Any breach of applicable regulations could expose us to potential liability and other sanctions, including in the extreme case the revocation of the general banking license. Revocation of our banking license could significantly hinder our ability to process payments, and would result in a decrease of our profitability, damage our reputation and could cause other regulators to increase their scrutiny of our activities. Furthermore, under our individual agreement with Visa and under its regulations, Qiwi Bank represents, among other things, that it is in good standing and has been granted all necessary authorizations from applicable governmental and regulatory authorities to operate a Visa card program. If Qiwi Bank’s license is revoked or it loses its authorization to operate a Visa card program, Visa could terminate its agreement with us. For these reasons, any breach of laws and regulations by Qiwi Bank or the revocation of its banking license could have a material adverse effect on our business, financial condition and results of operations.

Customer complaints or negative publicity about our customer service could affect attractiveness of our product adversely and, as a result, could have an adverse effect on our business, financial condition and results of operations.

Customer complaints or negative publicity about our customer service could diminish consumer confidence in, and the attractiveness of, our services. Breaches of our consumers’ privacy and our security systems could have the same effect. We sometimes take measures to combat risks of fraud and breaches of privacy and security, such as freezing consumer funds, which could damage relations with our consumers. These measures heighten the need for prompt and attentive customer service to resolve irregularities and disputes. In addition we have previously received negative media coverage regarding customer disputes. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence, which could have a material adverse effect on our business, financial condition and results of operations.

Our agreements with our agents and our merchants do not include exclusivity clauses and may be terminated unilaterally at any time or at short notice.

We normally do not include exclusivity clauses in our agreements with agents or merchants. Accordingly, our merchants and agents do not have any restrictions on dealings with other providers and can switch from our payment processing system to another without significant investment. Additionally, due to mandatory provisions of Russian civil law, our agreements with agents may be unilaterally terminated by the agents at any time, and our agreements with merchants may be unilaterally terminated by the merchants upon one month’s prior notice. The termination of our contracts with existing agents or merchants or a significant decline in the amount of business we do with them as a result of our contracts not having exclusivity clauses could have a material adverse effect on our business, financial condition and results of operations.

Our payment system might be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business.

Despite measures we have taken and continue to take, our payment system remains susceptible to potentially illegal or improper uses. These may include use of our payment services in connection with fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. In the past there have been news articles on how organized crime groups have used our payment services to transfer money in the course of illegal transactions. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. Our risk management policies and procedures may not be fully effective to identify, monitor and manage these risks. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition and results of operations. Furthermore, an increase in fraudulent transactions or publicity regarding chargeback disputes could harm our reputation and reduce consumer confidence in the use of our kiosks and terminals and virtual wallets.

Our business is exposed to counterparty and credit risks.

We seek to sell services on a prepayment basis or to ensure that our counterparties have low credit risk profiles, such as large merchants and agents. Nevertheless, we are exposed to the risk of non-payment or other default under our contracts with our agents and merchants. If we provide trade credit to an agent and we are unable to collect proceeds paid to the agent by its consumers due to the agent’s insolvency, fraud or otherwise, we must nonetheless complete the payment to the merchant on behalf of the consumer. As a result, our losses would not be limited to a loss of revenue in the form of fees due to us from the agent, but could amount to the entire amount of consumer payments accepted by such agent for a certain period of time.

We also have significant receivables due from some of our merchants, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of June 30, 2012, we had credit exposure to our agents of RUB 1,410 million and to our merchants of RUB 384 million. Our receivables are generally interest-bearing and are primarily secured by collateral. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk. If we experience material defaults by our agents and/or merchants, our business, financial condition and results of operations could be materially adversely affected.

Regulatory authorities in Russia and Kazakhstan could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility which may adversely affect our business, financial condition and results of operations.

The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. We believe that to date the anti-monopoly authorities have neither assessed the Russian payment services industry as a whole nor, more specifically, the kiosk and terminal market or the electronic payment market. If they do so, they may conclude that we hold a dominant position in one or more of the markets in which we operate. If they were to do so, this could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with merchants and agents, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Russian anti-monopoly authorities have also been known to determine that a market player has been in violation of anti-trust laws solely on the basis of circumstantial evidence pointing to its anti-competitive behavior without any written or oral evidence to support this. Any abuse of a dominant market position could lead to administrative penalties and the imposition of a fine of up to 15% of our annual revenue for the previous year. In addition, in April 2012 the Competition Protection Agency of the Republic of Kazakhstan, or the Competition Protection Agency, included our subsidiary in Kazakhstan in the state register of market participants with dominant or monopoly position in Kazakhstan. Entities included in this register are prohibited from performing actions that may have a detrimental effect on competition, restrict access to the market or infringe the rights of consumers, including predatory or discriminatory pricing, unjustified resale restrictions, imposing unreasonable terms, or refusing to supply or halting supplies for unjustified reasons. Status as a dominant market participant also puts an entity under much more stringent scrutiny from the Competition Protection Agency, therefore increasing the probability of being investigated and penalized if a violation occurs. As a result, the Competition Protection Agency may impose restrictions on our operations, or take other measures that may be inconsistent with our strategy. The maximum liability to which we can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. Recently, our subsidiary in Kazakhstan became subject to an investigation conducted by the Competition Protection Agency concerning alleged abuse of its dominant position in Kazakhstan’s electronic payments market. No fine has been levied as a result of the investigation, but the Competition Protection Agency ordered us to rectify certain violations of the anti-trust legislation. We have complied with the orders and have taken actions to remedy these violations. However, we expect similar investigations by the Competition Protection Agency to recur in the future, and we cannot reliably estimate the amounts of claims that can be brought against us in connection with these investigations. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

We may not be able to successfully protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our proprietary technology. We also maintain patents for certain of our technologies. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise to agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Nevertheless, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property. Further, contractual arrangements may not prevent unauthorized disclosure of our confidential information or ensure an adequate remedy in the event of any unauthorized disclosure of our confidential information. Because of the limited protection and enforcement of intellectual property rights in certain jurisdictions in which we operate, such as Russia and Kazakhstan, as well as in certain jurisdictions in which we have started expanding our operations, such as Moldova, Romania and Belarus, our intellectual property rights may not be as protected as they may be in more developed markets such as the United States. We may have to litigate to enforce or determine the scope or enforceability of our intellectual property rights (including trade secrets and know-how), which could be expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection could harm our business and ability to compete and could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Additionally, we do not hold any patents for our business model or our business processes, in part because our ability to obtain them in Russia is subject to legislative constraints, and we do not currently intend to obtain any such patents in Russia, the U.S. or elsewhere.

We may also be subject to costly litigation in the event our services or technology are claimed to infringe, misappropriate or otherwise violate a third party’s intellectual property or proprietary rights. Such claims could include patent infringement, copyright infringement, trademark infringement, trade secret misappropriation or breach of licenses. In addition, while we seek to obtain copyright registration certificates for the critical software we develop, our rights to software obtained as works for hire might be potentially challenged by the employees and former employees or developers of such software. We may not be able to successfully defend against such claims, which may result in a limitation on our ability to use the intellectual property subject to these claims and also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. In such circumstances, if we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, in recent years, non-practicing entities have been acquiring patents, making claims of patent infringement and attempting to extract settlements from companies in our industry. Even if we believe that such claims are without merit and successfully defend these claims, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees.

We may use open source software in a manner that could be harmful to our business.

We use open source software in connection with our technology and services. The original developers of the open source code provide no warranties on such code. Moreover, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The use of such open source code may ultimately require us to replace certain code used in our products, pay a royalty to use some open source code or discontinue certain products. Any of the above requirements could be harmful to our business, financial condition and operations.

We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks.

The insurance industry in Russia is not yet fully developed, and many forms of insurance protection common in more developed countries are not yet fully available or are not available on comparable or commercially acceptable terms, including coverage for business interruption. Accordingly, while we hold certain mandatory types of insurance policies in Russia, we do not currently maintain insurance coverage for business interruption, property damage or loss of key management personnel as we have been unable to obtain these on commercially acceptable terms. We do not hold insurance policies to cover for any losses resulting from counterparty and credit risks or fraudulent transactions. We also do not generally maintain separate funds or otherwise set aside reserves for most types of business-related risks. Accordingly, our lack of insurance coverage or reserves with respect to business-related risks may expose us to substantial losses, which could materially adversely affect our business, financial condition and results of operations.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs or prevent us from growing our business.

We may need to raise additional funds to finance our future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ADSs. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to our ADSs. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

In a dynamic industry like ours, the ability to attract, recruit, retain and develop qualified personnel is critical to our success and growth.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide ranging set of expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. This is particularly true with respect to qualified and experienced software engineers and IT staff, who are highly sought after and are not in sufficient supply in Russia and in most other markets in which we operate. The market for such personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to replace effectively current personnel who depart with qualified or effective successors. It may also be difficult for us to obtain necessary qualified personnel with local experience to support our international growth, which may jeopardize our ongoing and planned expansion into new geographies. Our efforts to retain and develop personnel may result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Corporate Governance Matters and Organizational Structure

Our dual share capital structure, combined with the concentration of voting power, will result in substantial control over us by our class A shareholders, including our founding shareholders as well as Palmway Holdings Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and will limit your ability to influence corporate matters.

Each class B share underlying our ADSs is entitled to one vote per share at shareholders’ meetings, while each class A share is entitled to 10 votes per share at shareholders’ meetings. Each class A share is convertible into one class B share at any time by the holder of the class A share, while class B shares are not convertible into class A shares under any circumstances. Upon any transfer of class A shares by the holder of class A share to any person or entity that is not a wholly-owned (direct or indirect) affiliate of such holder, such class A shares will be automatically and immediately converted into equal number of class B shares unless such transfer is in respect of 10% or more of the total number of class A shares in issue, has been approved by holders of at least 75% of class A shares in issue, and meets certain other conditions. After completion of this offering, we anticipate that our class A shareholders, including our founding shareholders (Antana International Corporation, Saldivar Investments Limited, Dargle International Limited, E1 Limited and Bralvo Limited) as well as Palmway, Mail.ru and Mitsui and entities they control will together beneficially own and control all of the class A shares, together representing in aggregate approximately                     % of the voting power of our issued share capital. Furthermore, our articles of association provide that class A shares automatically convert into class B shares upon transfer, subject to certain exceptions. Any transfer of class A shares that results in a conversion to class B shares will have, among other things, the effect of further concentrating voting power in us in the hands of non-transferring holders of class A shares. As a result, holders of our class A shares will control the outcome of any shareholders’ meeting for the foreseeable future, including having the power to determine the composition of our board of directors and control the outcome of any significant corporate transactions or other matters submitted to our shareholders for approval. The voting power of the holders of class A shares will be substantially greater than their economic interest in us, and the ability of holders of our ADSs to influence corporate matters will be limited. The interests of our class A shareholders, including our founding shareholders as well as Palmway, Mail.ru and Mitsui, may not be aligned with or be in the best interests of other holders of our ADSs. This concentration of voting power could also have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to the holders of our ADSs.

You will have limited rights in relation to the appointment of our directors, including our independent directors.

Our directors are elected by shareholder weighted voting, sometimes referred to as cumulative voting, under which each shareholder has the right to cast as many votes as the voting rights attached to its shares multiplied by a number equal to the number of board seats to be filled by shareholders. As a result, our class A shareholders, including our founding shareholders as well as Palmway, Mail.ru and Mitsui, will have the ability to appoint, through the weighted voting set forth in our articles of association, at least a majority of the board of directors for the foreseeable future. The interests of our directors may therefore not be aligned with or be in the best interests of the holders of our ADSs.

The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under U.S. state law.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under the laws of some U.S. state laws. For example, by law existing holders of shares in Cypriot public companies are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash and the pre-emption rights have not been disapplied). In addition, our articles of association have the following provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S.:

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our board of directors can only take certain actions by means of a supermajority vote of 75% of its members, including approving our annual budget and business plan, effecting any transaction over U.S.$3 million, issuing shares for consideration other than cash and other actions;

•	our shareholders are able to convene an extraordinary general meeting; and

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if our board of directors exercises its right to appoint a director to fill a vacancy on the board created during the term of a director’s appointment, shareholders holding 10.01% of the voting rights of the company may terminate the appointment of all of the directors and initiate reelection of the entire board of directors.

As a result of the differences described above, our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws and our board of directors may find it more difficult to approve certain actions.

Almost all our corporate actions require either a simple majority or a 75% shareholder vote, and following this offering, one of our founding shareholders, Saldivar Investments Limited, will alone control in excess of 25% of the voting power of our company and together with other founding shareholders will control in excess of 50% of the voting power of our company.

Our articles of association require the approval of no less than 75% of present and voting shareholders for certain matters, including, among other matters, amendments to the constitutional documents of our company, dissolution or liquidation of our company, reducing the share capital, buying back shares and approving the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan or any other equity-based incentive compensation program of the group. One of our founding shareholders, Saldivar, which is controlled by Mr. Sergey Solonin, our chief executive officer, will control more than 25% of the voting power of our company following this offering, and accordingly will have the ability to veto any resolution requiring a 75% shareholder vote. In addition, our founding shareholders will together control in excess of 50% of the voting power of our company following this offering, which will allow them together to control the outcome of matters requiring a simple majority shareholder vote, including, among other matters, increasing our authorized capital, removing a director, final dividend declaration, approving the annual audited accounts and appointing auditors.

Our class A shareholders may have interests and positions that could present potential conflicts with our interests.

Mail.ru and Mitsui make investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In particular, Mail.ru operates an electronic payment business, Money@Mail.ru, a direct competitor of Visa Qiwi Wallet, which may result in them being provided with business opportunities instead of us. Accordingly, the interests of these shareholders and our directors associated with them may conflict with our interests, and they may compete with us, pursue opportunities instead of us, or focus more on other businesses rather than on ours for which we have no recourse. Such actions on their part could have a material adverse effect on our business, financial condition and results of operations.

Acquisitions of credit institutions in Russia are subject to pre-closing approval by multiple government authorities which exercise significant discretion as to whether a consent should be granted or not, and are regulated by a significant body of law which is often ambiguous and open to varying interpretations.

Due to our ownership of Qiwi Bank, any transactions resulting in the acquisition of more than 50% of our voting power or the right to otherwise direct our business activities would become subject to preliminary approval by the CBR. In order to obtain such approval, the acquirer would need to meet certain eligibility criteria established by the CBR. In addition, any acquisition of more than 50% of our voting power may also be subject to a preliminary approval by the Russian Federal Antimonopoly Service, or the FAS. Furthermore, Qiwi Bank holds an encryption license which is necessary to conduct its operations, and by virtue of this may be deemed to be a “strategic enterprise” for the purposes of the Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended. In this case, any acquisition of control over our company would require an approval of a specialized government commission, which is a relatively lengthy process that typically to takes between three and six months in practice. These regulatory approval requirements may have the effect of making a takeover of our company more difficult or less attractive, and may prevent or delay a change of control, which could have a negative impact on the liquidity of, and investor interest in, our shares.

Additionally, under Russian law, the depositary may be treated as the owner of the class B shares underlying the ADSs, and therefore, could be deemed a beneficial shareholder of Qiwi Bank. This is different from the way other jurisdictions treat ADSs. As a result, the depositary may be subject to the approval requirements of the CBR, the FAS and the government commission described above in the event more than 50% of our shares are deposited in the ADS program. Accordingly, our ADS program may be subject to an effective limit of 50% of our outstanding shares, unless the depositary obtains FAS, CBR and government commission approvals to increase its ownership in excess of 50% of our outstanding share capital. This could limit our ability to raise capital in the future and the ability of our existing shareholders to sell their shares in the public markets, which in turn may impact the liquidity of share capital.

If the Russian government exercises its right to impose a quota on foreign ownership of Russian banks, a takeover of our company may be impossible.

Under current Russian law, the Russian government is entitled, upon consultation with the CBR, to propose legislation imposing a quota on foreign ownership in the Russian banking industry, covering both Russian branches of international banks and foreign participation in the charter capital of Russian banks, such as Qiwi Bank. Such legislation would need to be approved by the Russian Parliament in order to become law; however, in practice, due to a lack of separation of powers between the Russian Parliament and the Russian government, any bill proposed by the government is likely to be enacted. In the past, Russia law contained such a quota on foreign ownership of Russian banks. Such quotas were repealed in 2002, and to our knowledge, there currently is no intention to reinstate such quotas. However, if the Russian government exercises its right to impose limits on foreign ownership of Russian banks, a takeover of our company by a foreign purchaser may become impossible, which could limit, prevent or delay a change of control of our company and in turn could negatively impact the liquidity of our ADSs.

As a foreign private issuer whose ADSs are listed on Nasdaq, we have elected to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted in certain cases to follow Cyprus corporate governance practices instead of the corresponding requirements of Nasdaq. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. We intend to follow Cyprus corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders, rather than the corresponding domestic U.S. corporate governance practices. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules.

You may not have the same voting rights as the holders of our class A shares and class B shares and may not receive voting materials in time to be able to exercise your right to vote. Your right to receive certain distributions may be limited in certain respects by the deposit agreement.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the class B shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the class B shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying class B shares in accordance with these instructions. Pursuant to our amended and restated memorandum and articles of association to be effective immediately prior to the completion of this offering, we may convene an annual shareholders’ meeting or a shareholders’ meeting called for approval of matters requiring a 75% shareholder vote upon at least 45 days’ notice and upon at least 30 days’ notice for all other shareholders’

meetings. If we give timely notice to the depositary under the terms of the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the class B shares underlying your ADSs, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the class B shares underlying your ADSs are not voted as you requested. In addition, although you may directly exercise your right to vote by withdrawing the class B shares underlying your ADSs, you may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the class B shares underlying your ADSs to allow you to vote with respect to any specific matter. Furthermore, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions made by us.

You will not be able to benefit from certain anti-takeover protections.

As we are incorporated in Cyprus, we are subject to Cypriot law. As of the date of this prospectus, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares or depositary receipts of a Cypriot company even if such an acquisition confers on such person control over us if neither such company’s shares nor depositary receipts are listed on a regulated market in the EEA. Neither our shares nor our ADSs are listed on a regulated market. Consequently, a prospective bidder acquiring ADSs may gain control over us in circumstances in which there is no requirement to conduct a mandatory offer under an applicable takeover protection regime. As a result, holders of ADSs may not be given the opportunity to receive treatment equal to what may be received, in the event of an offer made by a potential bidder with a view to gaining control over us or by certain other holders of ADSs or, as the case may be, shares at the relevant time. As a result, a bid for, or creeping acquisition of control over, us is currently not regulated by Cyprus law.

You may not be able to exercise your pre-emptive rights in relation to future issuances of class B shares.

In order to raise funding in the future, we may issue additional class B shares, including in the form of ADSs. Generally, existing holders of shares in Cypriot public companies are entitled to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied). You may not be able to exercise pre-emptive rights for class B shares represented by ADSs unless applicable securities law requirements are adhered to or an exemption from such requirements is available. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurance that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ADSs to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ADSs to rely on it. Accordingly, you may not be able to exercise your pre-emptive rights on future issuances of shares, and, as a result, your percentage ownership interest in us would be reduced. Prior to completion of this offering, our shareholders will authorize the disapplication of pre-emptive rights for a period of five years from the date of this offering in connection with the issue of additional class B shares, including in the form of ADSs. The enforceability of the disapplication of pre-emptive rights in this manner, however, is not clear as a matter of Cyprus law. If for any reason the disapplication of these rights prove to be in effective, your ability to participate in future issuances of class B shares, including in the form of ADSs, may be limited to the extent that class B shareholders at the time of such issuances elect to exercise their pre-emptive rights. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the United States.

Risks Related To The Russian Federation and Other Markets in Which We Operate

Emerging markets, such as Russia and Kazakhstan, are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Investors in emerging markets, such as Russia and Kazakhstan, should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisors before making an investment in our ADSs.

Political and governmental instability could adversely affect the value of investments in Russia.

Political conditions in the Russian Federation were highly volatile in the 1990s, as evidenced by the frequent conflicts amongst executive, legislative and judicial authorities, which negatively impacted the business and investment climate in the Russian Federation. Over the past two decades the course of political and other reforms has in some respects been uneven and the composition of the Russian Government has at times been unstable. The Russian political system continues to be vulnerable to popular dissatisfaction, including dissatisfaction with the results of the privatizations of the 1990s, as well as to demands for autonomy from certain religious, ethnic and regional groups.

Mr. Vladimir Putin who was President of the Russian Federation from 2000 until 2008 re-occupied this post in April 2012 following the Presidential election in March 2012. In 2008, he stood down as President and Mr. Dmitry Medvedev was elected as the new President of the Russian Federation. In May 2008, Mr. Dmitry Medvedev appointed Mr. Vladimir Putin to the position of Prime Minister of the Russian Federation. In 2011, Mr. Vladimir Putin indicated his intention to stand for re-election as President in the elections for the President of the Russian Federation which took place in March 2012. In May 2012, Mr. Vladimir Putin appointed Mr. Dmitry Medvedev to the position of Prime Minister of the Russian Federation. During Mr. Putin’s and Mr. Medvedev’s tenure as President, the Russian political system and the relationship between the President, the Russian Government and the Russian Parliament were generally stable. There have been, however, public protests in Moscow and other urban areas following the recent elections for the State Duma in December 2011 alleging that the elections were subject to substantial electoral fraud, as well as opposing a public “transfer” of power authorization by Mr. Dmitry Medvedev in favor of Mr. Vladimir Putin which occurred at the United Russia party congress on September 24, 2011 where Mr. Dmitry Medvedev proposed that the congress support the candidacy of Prime Minister Mr. Vladimir Putin for President. The Prime Minister at that time, Mr. Vladimir Putin has rejected calls by opposition leaders that the elections for the State Duma be annulled and re-run, but has instituted limited political reforms. Similar protests took place following the presidential elections in March 2012 which resulted in re-election of Mr. Vladimir Putin.

Additionally, the potential for political instability resulting from the global financial and economic crisis and any associated worsening of the economic situation in Russia and deteriorating standards of living should not be underestimated. Any such instability could negatively affect the economic and political environment in Russia, particularly in the short term. Shifts in governmental policy and regulation in the Russian Federation are less predictable than in many Western democracies and could disrupt or reverse political, economic and regulatory reforms. Any significant change in the Russian Government’s program of reform in Russia could lead to the deterioration of Russia’s investment climate that might limit our ability to obtain financing in the international capital markets or otherwise have a material adverse effect on our business, financial condition and results of operations.

The reversal of reform policies or the implementation of government policies in Russia targeted at specific individuals or companies could harm our business as well as investments in Russia more generally.

In recent years, the political and economic situation in Russia has generally become more stable and conducive to investment. However, major policy shifts, government reshuffles and a lack of consensus among key political groups could hinder or reverse political, economic and regulatory reforms. Reform may also suffer if key government officials engage in private business while in office, particularly when these business interests are in the industry that such officials regulate. Any such deterioration of Russia’s investment climate might constrain our ability to obtain financing, limit our sales in Russia and otherwise materially and adversely affect our business, financial condition and results of operations.

In addition, the use of governmental power against particular companies or persons, for example, through the tax, environmental or prosecutorial authorities, could adversely affect the Russian economic climate and, if directed against us, our senior management or our major shareholders, could materially adversely affect our business, financial condition and results of operations. Russian authorities have recently challenged some Russian companies and prosecuted their executive officers and shareholders on the grounds of tax evasion and related charges. In some cases, the results of such prosecutions and challenges have been significant claims against companies for unpaid taxes and the imposition of prison sentences on individuals. There has been speculation that in certain cases these challenges and prosecutions were intended to punish, and deter, opposition to the government or the pursuit of disfavored political or economic agendas. There has also been speculation that certain environmental challenges brought recently by Russian authorities in the oil and gas as well as mining sectors have been targeted at specific Russian businesses under non-Russian control, with a view to bringing them under state control. More generally, some observers have noted that takeovers in recent years of major private sector companies in the oil and gas, metals and manufacturing sectors by state-controlled companies following tax, environmental and other challenges may reflect a shift in official policy in favor of state control at the expense of individual or private ownership, at least where large and important enterprises are concerned.

Political and other conflicts create an uncertain operating environment that hinders our long-term planning ability and could adversely affect the value of our investments in Russia.

Russia is a federation of 83 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, in the past, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation, regulation of land use and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts in Russia and such challenges may occur in the future.

Ethnic, religious, historical and other divisions have on occasion given rise to tensions and, in certain cases, military conflict and terrorist attacks in certain regions of Russia. For example, a military conflict in August 2008 between Russia and Georgia involving South Ossetia and Abkhazia resulted in significant overall price declines in the Russian stock exchanges and capital outflow from Russia. Such tensions, military conflict or terrorist activities (such as the bombing of Domededovo airport in Moscow in January 2011 and the bombing of the Moscow metro in 2010) could have significant political consequences, including the imposition of a state of emergency in some or all of Russia or heightened security measures, which could cause disruption to domestic commerce and exports from Russia, disrupt normal economic activity in Russia and materially adversely affect our business, financial condition and results of operations.

Deterioration of Russia’s relations with other countries could negatively affect the Russian economy and those of the nearby regions.

Over the past several years, Russia has been involved in conflicts, both economic and military, involving other members of the CIS. On several occasions, this has resulted in the deterioration of Russia’s relations with other members of the international community, including the United States and various countries in Europe. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions may be affected by such conflicts and by worsening relations between Russia and its immediate neighbors.

For example, a military conflict arose in August 2008 between Russia and Georgia when Russian troops entered South Ossetia. Significant fighting ensued between Russian and Georgian troops in South Ossetia, as well as elsewhere in Georgia. As a result of such conflict, the Russian stock exchanges experienced heightened volatility. Moreover, the relationship between Ukraine and Russia has recently been strained over a variety of issues. The emergence of new or escalated tensions between Russia and other CIS countries or other countries, including any escalation of the conflict or renewed fighting between Russia and Georgia, or the imposition of international sanctions in response to these tensions, could negatively affect economies in the region, including the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs and in our ability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire. Additionally, the relationship between the U.S. and Russia is subject to fluctuation and periodic tension. Changes in political conditions in Russia and changes in the state of Russian-U.S. relations are difficult to predict and could adversely affect our operations in the U.S. or cause our company to become less attractive for U.S. investors.

Crime and corruption could create a difficult business climate in Russia.

The political and economic changes in Russia since the early 1990s have led, amongst other things, to reduced policing of society and increased lawlessness. In September 2006, the Deputy Chairman of the CBR was assassinated in what was allegedly a contract killing tied to his enforcement actions against corrupt Russian banking organizations. Organized crime, particularly property crimes in large metropolitan centers, has reportedly increased significantly since the dissolution of the Soviet Union. In addition, the Russian and international media have reported high levels of corruption in Russia. Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further the interest of the government and individual officials or business groups. Although we adhere to a business ethics policy and internal compliance procedures to counteract the effects of crime and corruption, instances of illegal activities, demands of corrupt officials, allegations that we or our management have been involved in corruption or illegal activities or biased articles and negative publicity could materially and adversely affect our business, financial condition and results of operations.

Economic instability in Russia could have an adverse effect on our business.

The Russian economy has been adversely affected by the recent global financial and economic crisis. A continuation of the economic crisis could have a negative effect on the scale and profitability of our business. Any of the following risks, which the Russian economy has experienced at various points in the past, may have or have already had a significant adverse effect on the economic climate in Russia and may burden or have already burdened our operations:

•	significant declines in gross domestic product, or GDP;

•	high levels of inflation;

•	sudden price declines in the natural resource sector;

•	high state debt/GDP ratio;

•	instability in the local currency market;

•	lack of reform in the banking sector and a weak banking system providing limited liquidity to Russian enterprises;

•	pervasive capital flight;

•	corruption and the penetration of organized crime into the economy;

•	significant increases in unemployment and underemployment;

•	the impoverishment of a large portion of the Russian population;

•	large number of unprofitable enterprises which continue to operate due to deficiency in the existing bankruptcy procedure;

•	prevalent practice of tax evasion; and

•	growth of the black-market economy.

The Russian economy has been subject to abrupt downturns in the past. For example, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian Government defaulted on its ruble-denominated securities, the CBR stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the near collapse of the Russian banking sector in connection with the same events. This further impaired the ability of the banking sector to act as a reliable source of liquidity to Russian companies and resulted in the widespread loss of bank deposits. In response to the global economic crisis in 2008 and 2009, the Russian government implemented a range of anti-crisis measures, however, there can be no assurance that if another crisis were to occur, the Russian government could do so again, or that any response would adequately ameliorate the situation and prevent a decline in the Russian economy. A decline in the Russian economy would have a material adverse effect on our business, financial condition and results of operations. Furthermore, the global financial and economic crisis led to high volatility in debt and equity markets, reductions in foreign investment and sharp decreases in GDP around the world. Although global financial markets stabilized during 2010 and the first half of 2011, volatility increased in the second half of 2011 into the beginning of 2012, and any decreases or fluctuations in world commodity prices, or, more generally, any deterioration of general economic conditions in Russia could adversely influence the economic stability and demand for various products, including those sold by us, and therefore could have a material adverse effect on our business, financial condition and results of operations.

The banking system in Russia remains underdeveloped.

The banking and other financial systems in Russia are not well-developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretation and inconsistent application. The 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. From April to July 2004, the Russian banking sector experienced further serious turmoil. As a result of various market rumors and certain regulatory and liquidity problems, several privately owned Russian banks experienced liquidity problems and were unable to attract funds on the inter-bank market or from their client base. Simultaneously, they faced large withdrawals of deposits by both retail and corporate customers. Several of these privately owned Russian banks collapsed or ceased or severely limited their operations. Russian banks owned or controlled by the government and foreign owned banks generally were not adversely affected by the turmoil.

Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. Banking supervision is also often inadequate, as a result of which many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves, diversification of exposure or other requirements. The imposition of more stringent regulations or interpretations could lead to weakened capital adequacy and the insolvency of some banks. Prior to the onset of the current global economic crisis, there had been a rapid increase in lending by Russian banks, which many believe had been accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market was leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which further deteriorated the risk profile of the assets of Russian banks. The current global financial crisis has led to the collapse or bailout of some Russian banks and to significant liquidity constraints for others. Profitability levels of most Russian banks have been adversely affected. Indeed, the global crisis has prompted the government to inject substantial funds into the banking system amid reports of difficulties among Russian banks and other financial institutions. We periodically hold funds in a number of Russian banks, including VTB Bank and Russian Agricultural Bank. The bankruptcy or insolvency of one or more of these banks could adversely affect our business. The continuation or worsening of the banking crisis, or the bankruptcy or insolvency of any of the banks which hold our funds, could prevent us from accessing our funds for several days, result in the loss of our income or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

Russia has experienced high levels of inflation in the past.

As a substantial portion of its expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. According to the Russian federal state statistics service, or Rosstat, inflation in the Russian Federation was 11.9% in 2007, 13.3% in 2008, 8.8% in 2009 and 2010, 6.1% in 2011 and 3.2% in the first half of 2012. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

The immaturity of legal systems, processes and practices in the Russian Federation may adversely affect our business, financial condition and results of operations.

Risks associated with the legal systems of the Russian Federation include, to varying degrees, inconsistencies between and among laws, presidential decrees, edicts and governmental and ministerial orders and resolutions; conflicting local, regional, and federal rules and regulations; the lack of judicial or administrative guidance regarding the interpretation of the applicable rules; the untested nature of the independence of the judiciary and its immunity from political, social and commercial influences; the relative inexperience of jurists, judges and courts in interpreting recently enacted legislation and complex commercial arrangements; a high degree of unchecked discretion on the part of governmental authorities; alleged corruption within the judiciary and governmental authorities; substantial gaps in the regulatory structure due to delays in or absence of implementing regulations; bankruptcy procedures that are not well-developed and are subject to abuse; and a lack of binding judicial precedent. All of these weaknesses affect our ability to protect and enforce our legal rights, including rights under contracts, and to defend against claims by others.

The relatively recent enactment of many laws, the lack of consensus about the scope, content and pace of political and economic reform and the rapid evolution of legal systems in ways that may not always coincide with market developments have resulted in legal ambiguities, inconsistencies and anomalies and, in certain cases, the enactment of laws without a clear constitutional or legislative basis. Legal and bureaucratic obstacles and corruption exist to varying degrees in each of the regions in which we operate, and these factors are likely to hinder our further development. These characteristics give rise to investment risks that do not exist in countries with more developed legal systems. The developing nature of the legal systems in Russia could materially adversely affect our business, financial condition and results of operations.

Unlawful, selective or arbitrary government action may have an adverse effect on our business.

Governmental authorities have a high degree of discretion in Russia and at times appear to act selectively or arbitrarily, without hearing or prior notice, and in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, the Russian Government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also appear to have used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate the issuances or registrations or to void transactions, seemingly for political purposes. Moreover, selective, public criticism by Russian Government officials of Russian companies has in the past caused the price of publicly traded securities in such Russian companies to sharply decline, and there is no assurance that any such public criticism by Russian Government officials in the future will not have the same negative affect. Standard & Poors has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups”. In this environment, our competitors could receive preferential treatment from the government, potentially giving them a competitive advantage. Unlawful, selective or arbitrary governmental action, if directed at our operations in Russia, could materially and adversely affect our business, financial condition and results of operations.

Russian companies can be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law.

Certain provisions of Russian law may allow a court to order the liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for the liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If any of our operating subsidiaries incorporated in Russia were subject to involuntary liquidation, such liquidation could lead to significant negative consequences for our business, financial condition and results of operations.

For example, under Russian corporate law, negative net assets calculated on the basis of the Russian accounting standards as of the end of the year following the second or any subsequent year of a company’s existence can serve as a basis for creditors to accelerate their claims and to demand payment of damages, as well as for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical value of property, plant and equipment reflected on their Russian accounting standards balance sheets. However, their solvency (defined as their ability to pay debts as they come due) is not otherwise adversely affected by such negative net assets. There are cases when courts have ordered mandatory liquidation of a company based on its negative net assets, though such company had continued to fulfill its obligations and had net assets in excess of the required minimum at the time of liquidation.

Shareholder liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries.

Russian law generally provides that shareholders in a Russian joint-stock company or participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This may not be the case, however, when one legal entity is capable of determining decisions made by another entity. The legal entity capable of determining such decisions is called the effective parent entity (osnovnoye obshchestvo in Russian). The legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (docherneye obshchestvo in Russian). The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out business decisions if:

•	the effective parent gives binding directions to the effective subsidiary; and

•	the right of the effective parent to give binding instructions is set out in the charter of the effective subsidiary or in a contract between such entities.

In addition, under Russian law, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action of an effective parent. In these instances, the other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that causes the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. We could be found to be the effective parent of our subsidiaries, in which case we would become liable for their debts, which could have a material adverse effect on our business, financial condition and results of operations.

Investors in our ADSs may have limited recourse against us, our directors and executive officers because we conduct our operations outside the United States and all of our current directors and executive officers reside outside the United States.

Our presence outside the United States may limit investors’ legal recourse against us. We are incorporated under the laws of the Republic of Cyprus. All of our current directors and senior officers reside outside the United States, principally in the Russian Federation. Substantially all of our assets and the assets of our current directors and executive officers are located outside the United States, principally in the Russian Federation. As a result, investors may not be able to effect service of process within the United States upon our company or its directors and executive officers or to enforce U.S. court judgments obtained against our company or its directors and executive officers in Russia, Cyprus or other jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon US securities laws. There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive investors of effective legal recourse for claims related to their investment in our ADSs.

Risks Relating to Taxation

Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia.

We are subject to a broad range of taxes and other compulsory payments imposed at federal, regional and local levels, including, but not limited to, profits tax, VAT, corporate property tax and social contributions (effective since January 1, 2010, when the unified social tax was abolished). Tax laws, such as the Russian Tax Code, have been in force for a short period relative to tax laws in more developed market economies, and the implementation of these tax laws is often unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective, resulting in continual changes to the interpretation of existing laws. Although the quality of Russian tax legislation has generally improved with the introduction of the first and second parts of the Russian Tax Code, the possibility exists that Russia may impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business, financial condition and results of operations. A large number of changes have been made to various chapters of the Russian Tax Code since their introduction. Since Russian federal, regional and local tax laws and regulations are subject to changes and some of the sections of the Russian Tax Code relating to the aforementioned taxes are comparatively new, interpretation of these regulations is often unclear or non-existent. Also, different interpretations of tax regulations exist both among and within government bodies at the federal, regional and local levels which creates uncertainties and inconsistent enforcement. The current practice is that private clarifications to specific taxpayers’ queries with respect to particular situations issued by the Russian Ministry of Finance are not binding on the Russian tax authorities and there can be no assurance that the Russian tax authorities will not take positions contrary to those set out in such clarifications. During the past several years the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of the tax legislation which has led to an increased number of material tax assessments issued by them as a result of tax audits. In practice, the Russian tax authorities generally interpret the tax laws in ways that do not favor taxpayers, who often have to resort to court proceedings against the Russian tax authorities to defend their position. In some instances Russian tax authorities have applied new interpretations of tax laws retroactively. There is no established precedent or consistent court practice in respect of these issues. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory. Taxpayers often have to resort to court proceedings to defend their position against the tax authorities.

The Russian tax authorities are increasingly taking a “substance over form” approach. While certain reductions in the rates, such as for profits tax, have been effected, it is expected that Russian tax legislation will become more sophisticated. The possibility exists that the Government may introduce additional revenue-raising measures. Although it is unclear how such measures would operate, the introduction of any such measures may affect the Group’s overall tax efficiency and may result in significant additional taxes becoming payable. There can be no assurance that the Russian Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on us. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of our tax liabilities. There is no assurance that we would not be required to make substantially larger tax payments in the future, which may adversely affect our business, financial condition and results of operations.

Our business may be deemed to receive unjustified tax benefits.

In its decision dated July 26, 2001, the Constitutional Court of the Russian Federation, or the Constitutional Court, introduced a concept of “a taxpayer acting in a bad faith” without clearly stipulating the criteria for it. Similarly, this concept is not defined in Russian tax law. Nonetheless, this concept has been used by the tax authorities to deny, for instance, the taxpayer’s right to rely on the provisions of the tax law. The tax authorities and courts often exercise significant discretion in interpreting this concept in a manner that is unfavorable to taxpayers. On October 12, 2006, the Plenum of the Higher Arbitrazh Court of the Russian Federation, or the Higher Arbitrazh Court, issued Ruling No. 53, formulating a concept of an “unjustified tax benefit” which is defined in the ruling mainly by reference to specific examples of such tax benefits (e.g., tax benefits obtained as a result of a transaction that has no reasonable business purpose) which may lead to disallowance of the their application. There is growing practice of the interpretation of this concept by the tax authorities or the courts and it is apparent that the tax authorities actively seek to apply this concept when challenging tax positions taken by taxpayers. Although the intention of Ruling No. 53 was to combat the abuse of tax law, based on cases brought to courts to date relating to Ruling No. 53, the tax authorities have started applying the “unjustified tax benefit” concept in a broader sense than may have been intended by the Higher Arbitrazh Court. In particular, we are aware of cases when this concept has been applied by the tax authorities in order to disallow benefits granted by double tax treaties. To date, in the majority of cases where this concept has been applied, the courts have ruled in favor of taxpayers, but it is not possible to determine whether the courts will follow these precedents in the future. In addition to the usual tax burden imposed on Russian tax payers, these conditions complicate tax planning and related business decisions. This uncertainty could possibly expose our group to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

Our Russian subsidiaries are subject to tax audits by Russian tax authorities which may result in additional tax liabilities.

Tax declarations together with related documentation are subject to review and investigation by a number of authorities, which are enabled by Russian law to impose substantial fines and interest charges. Generally, taxpayers are subject to tax audits for a period of three calendar years immediately preceding the year in which the decision to conduct the audit is taken. Nevertheless in some cases the fact that a tax period has been reviewed by the tax authorities does not prevent further review of that tax period, or any tax declaration applicable to that tax period. In addition, on July 14, 2005, the Constitutional Court issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the Tax Code if a court determines that a taxpayer has obstructed or hindered a field tax audit. Moreover, amendments introduced to the first part of the Russian Tax Code which came into effect on January 1, 2007 provide for the extension of the three year statute of limitations for tax liabilities if the actions of the taxpayer create insurmountable obstacles for the tax audit. Because none of the relevant terms is defined in Russian law, the tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” or “created insurmountable obstacles” in respect of an audit, effectively linking any difficulty experienced in the course of their tax audit with obstruction by the taxpayer and use that as a basis to seek tax adjustments and penalties beyond the three-year term. Therefore, the statute of limitations is not entirely effective. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that the Russian entities of the Group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, financial condition and results of operations.

Our companies established outside of Russia may be exposed to taxation in Russia.

The Russian Tax Code contains the concept of a permanent establishment in Russia as means for taxing foreign legal entities which carry on regular entrepreneurial activities in Russia beyond preparatory and auxiliary activities. The Russian double tax treaties with other countries also contain a similar concept. If a foreign company is treated as having a permanent establishment in Russia, it would be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity, but only to the extent of the amount of the foreign company’s income that is attributable to the permanent establishment in Russia. However, the practical application of the concept of a permanent establishment under Russian domestic law is not well developed and so foreign companies having even limited operations in Russia, which would not normally satisfy the conditions for creating a permanent establishment under international norms, may be at risk of being treated as having a permanent establishment in Russia and hence being liable to Russian taxation. Furthermore, the Russian Tax Code contains attribution rules which are not sufficiently developed and there is a risk that the tax authorities might seek to assess Russian tax on the global income of a foreign company. Having a permanent establishment in Russia may also lead to other adverse tax implications, including challenging a reduced withholding tax rate on dividends under an applicable double tax treaty, potential effect on VAT and property tax obligations. There is also a risk that penalties could be imposed by the tax authorities for failure to register a permanent establishment with the Russian tax authorities. Recent events in Russia suggest that the tax authorities may more actively be seeking to investigate and assert whether foreign entities of our group operate through a permanent establishment in Russia. Any such taxes or penalties could have a material adverse effect on business, financial condition and results of operations.

Russian tax legislation in effect as of the date of this offering does not contain a concept of corporate tax residency. Russian companies are taxed on their worldwide income while foreign entities are taxed in Russia on income attributable to a permanent establishment and on Russian source income. The Russian government in its Main Directions of Russian Tax Policy for 2013 and planned for 2014-2015 has proposed the introduction of a concept of tax residency for legal entities to the domestic tax law. According to the proposals, a legal entity would be deemed a Russian tax resident based on a few criteria that would be in line with international tax treaties of the Russian Federation. No assurance can be currently given as to whether and when these amendments will be enacted, their exact nature, their potential interpretation by the tax authorities and the possible impact on us. We cannot rule out the possibility that, as a result of the introduction of changes to Russian tax legislation, certain our companies established outside Russia might be deemed to be Russian tax residents, subject to all applicable Russian taxes.

We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia Cyprus double tax treaty for dividends distributed from Russia.

Dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15%, although this tax rate may be reduced under an applicable double tax treaty. We intend to rely on the Russia Cyprus double tax treaty. The tax treaty allows reduction of withholding income tax on dividends paid by a Russian company to a Cypriot company to 10% provided that the following conditions are met: (i) the Cypriot company is a tax resident of Cyprus within the meaning of the tax treaty; (ii) the Cypriot company is the beneficial owner of the dividends; (iii) the dividends are not attributable to a permanent establishment of the Cypriot company in Russia; and (iv) the treaty clearance procedures are duly performed. This rate may be further reduced to 5% if the direct investment of the Cypriot company in a Russian subsidiary paying the dividends is at least $100,000. Although we will seek to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that we would be able to avail ourselves of the reduced withholding income tax rate in practice. Specifically, our Cypriot holding company may incur a 15% withholding income tax at source on dividend payments from Russian subsidiaries if the treaty clearance procedures are not duly performed at the date when the dividend payment is made. In this case we may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 10% or 5% as appropriate. However, there can be no assurance that such taxes would be refunded in practice.

Russian withholding tax may also be applied when dividends are received from Russian subsidiaries by the company’s non-Russian subsidiaries. Although we intend to rely on an applicable double tax treaty between Russia and the country where the relevant non-Russian subsidiary is resident, no assurance can be given that the reduced withholding tax rate would apply. In this respect it should be noted that in May 2009 the President of the Russian Federation included in his Budget Message regarding the Budget Policy for 2010-2012 a proposal to introduce an anti-avoidance mechanism with respect to double tax treaty benefits in cases where the ultimate beneficiaries of income do not reside in the relevant tax treaty jurisdiction. Furthermore, the Russian Ministry of Finance has issued a number of clarifications with respect to the tax treaty concept of “beneficial ownership”. Although the clarifications up to the date of this prospectus have been of limited use, they demonstrate an attempt by the Russian tax authorities to address the question of beneficial ownership of income in international financial transactions and holding structures. Due to the fact that some of our companies are located outside Russia, the future development and application of the “beneficial ownership” concept to those companies may have a material adverse effect on our business, financial condition and results of operations. In August 2011 the Russian government proposed in its Main Directions of Russian Tax Policy for 2012 and planned for 2013-2014, or the Directions, legislative changes concerning an anti-avoidance mechanism with respect to double tax treaty benefits in cases where ultimate beneficiaries of income do not reside in the relevant double tax treaty country. Moreover, the Russian government has stated publicly that it plans to amend the Russian Tax Code and establish the rules on controlled foreign companies. It is currently uncertain whether and when these initiatives may be introduced, as well as how they would be interpreted and applied by the tax authorities and/ or courts in practice and what effect it may have on taxpayers. The imposition of additional tax liabilities as a result of the application of this rule to transactions carried out by us may have a material adverse effect on our business, financial condition and results of operations.

Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions.

Russian transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allowed the tax authorities to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). Special transfer pricing provisions were established for operations with securities and derivatives. However, Russian transfer pricing rules were vaguely drafted, generally leaving wide scope for interpretation by Russian tax authorities and courts. There was little guidance (although some court decisions are available) as to how these rules should be applied. Following the adoption of Federal Law No. 227-FZ “On amendments to certain legislative acts of the Russian Federation in connection with the improvement of pricing principles” dated July 18, 2011, the new transfer pricing rules became effective from January 1, 2012. Compared to the previous Russian transfer pricing rules, the new rules are more technically elaborate and, to a certain extent, better aligned with the international transfer pricing principles developed by the OECD. The list of the “controlled” transactions under the new transfer pricing legislation includes transactions with related parties and certain types of cross border transactions. The amendments have toughened considerably the previous transfer pricing rules, by, among other things, effectively shifting the burden of proving market prices from the tax authorities to the taxpayer and obliging the taxpayer to keep specific documentation. The new rules also permit taxpayers to enter into advance pricing agreements with the tax authorities; however, it is unclear how such agreements will operate in practice. Special transfer pricing rules continue to apply to transactions with securities and derivatives. It is currently difficult to evaluate what effect these new provisions may have on us. Accordingly, due to the uncertainties in the interpretation of transfer pricing legislation, no assurance can be given that the tax authorities will not challenge the level of prices applied by us and make adjustments, which could affect our tax position. Unless such tax adjustments are successfully contested in court, the resulting increase in tax due could have a material adverse effect on our business, financial condition and results of operations. The above factors increase the risk of the imposition of additional taxes on us. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of our tax liabilities, representing cash outflows and a decrease in the amount of net income earned by us.

Changes in the double taxation treaty between Russia and Cyprus may significantly increase our tax burden.

A company that is tax resident in Cyprus is subject to Cypriot taxation and qualifies for benefits available under the Cypriot tax treaty network, including the Double Taxation Treaty. We can provide no assurance that the Double Tax Treaty will not be renegotiated or revoked. Adverse changes in, or the cancellation of, the Double Tax Treaty may significantly increase our tax burden and adversely affect our business, financial condition and results of operations.

We may be deemed to be a tax resident outside of Cyprus.

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident of Cyprus for tax purposes if its management and control is exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation, however, it is generally considered that a company is managed and controlled in Cyprus through the decision making power of its board of directors being exercised in Cyprus. Where, as with our company, the majority of the board of directors is comprised of tax residents in Russia, there may be increased risk that the company is not managed and controlled in Cyprus and, therefore, not a tax resident in Cyprus. If we are deemed not to be a tax resident in Cyprus, we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident. Further, we would not be eligible for benefits under the tax treaties entered into between Cyprus and other countries. A company incorporated and currently a tax resident in Cyprus cannot be considered by the Russian tax authorities to be a tax resident in Russia. However, if applicable Russian law is amended so that a company that is a tax resident in Cyprus can also be considered a tax resident of Russia, the tax treaty in force between Cyprus and Russia provides that such a company shall be deemed to be a tax resident of the state in which the place of effective management of the company is situated. A protocol to this treaty was signed in October 2010 and ratified by Cyprus in September 2011 and the Russian Duma in February 2012. This protocol provides that the process of determining the effective management in this case will be achieved through the two states endeavoring to determine the place of effective management by mutual agreement having regard to all relevant factors. Where the majority of our board of directors comprises tax residents or citizens of Russia, this may pose a risk that we, even if we are managed and controlled in Cyprus and therefore a tax resident in Cyprus, may be deemed to have a permanent establishment in Russia or elsewhere. Such a permanent establishment could be subject to taxation of the jurisdiction of the permanent establishment on the profits allocable to the permanent establishment. If we are tax resident in a jurisdiction outside of Cyprus or are deemed to have a permanent establishment in Russia or elsewhere, our tax burden may increase significantly, which, in turn, may materially adversely affect our business, financial condition and results of operations.

We may be subject to a defense tax in Cyprus.

Cypriot companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 20% on deemed dividend distributions to the extent that their ultimate beneficial owners are Cypriot tax residents. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our results of operations and financial condition if we are unable to recover the tax from shareholders as described above.

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax resident in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.

Depending upon the value and the nature of our assets and the amount and nature of our income over time, we could be classified as a passive foreign investment company or PFIC for U.S. federal income tax purposes.

We will be classified as a PFIC in any taxable year if either: (a) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (b) 75% or more of our gross income for the taxable year is passive income. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization securities, we would likely become a PFIC for a given taxable year if the market price of our ADSs were to decrease significantly. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs, the U.S. investor might be subject to increased U.S. federal income tax liability and to additional reporting obligations. We do not intend to provide the information necessary for the U.S. investor to make a qualified electing fund election with respect to our ADSs. See “Taxation – U.S. Federal Income Taxation – Passive foreign investment company.”

Our interest expenses may not be deductible.

In May 2012, the House of Representatives of Cyprus enacted laws that were effective as of January 1, 2012, which provide that if a Cyprus parent company incurs an interest expense on the acquisition of shares of a company that is a wholly-owned subsidiary (whether directly or indirectly and irrespective of whether the subsidiary is a Cyprus or foreign company), the interest expense will now be deductible for tax purposes by the parent company. This deduction will only be available, provided the subsidiary owns assets that are used in its business and the amount of interest deducted is limited and proportionate to the amount and value of assets used in the business. If we are unable to deduct our interest expenses for tax purposes, our results of operations and financial conditions may be materially adversely affected.

Risks Relating to the Offering

We expect that our ADSs’ price will fluctuate significantly, which could cause the value of your investment to decline, and you may not be able to resell your ADSs at or above the initial public offering price.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our ADSs regardless of our results of operations. The trading price of our ADSs is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new services by us, our competitors or our clients;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	investor perceptions of us and the industries in which we or our clients operate;

•	sales, or anticipated sales, of large blocks of our ADSs or class B shares, including those by our existing investors;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for our ADSs to fluctuate substantially, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in the past, when the market price for a security has been volatile, holders of that security have sometimes instituted class action litigation against the company that issued the security. If any of our shareholders or the holders of our ADSs brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

There has been no prior public market for our ADSs and an active trading market may not develop.

Prior to this offering, there has been no public market for our ADSs or class B shares. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your ADSs at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your ADSs. An inactive market may also impair our ability to raise capital by selling ADSs or other securities and may impair our ability to acquire other companies by using our securities as consideration.

If we do not meet the expectations of equity research analysts, if they do not publish research reports about our business or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs could decline.

The trading market for our ADSs will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, our ADS price could decline. Moreover, the price of our ADSs could decline if one or more securities analysts downgrade our ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least U.S.$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than U.S.$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADSs’ price may be more volatile.

We have not yet assessed the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We will be required to comply with the internal control, evaluation and certification requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 in our Annual Report on Form 20-F for the year ending December 31, 2014. In addition, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 beginning with our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of this offering. We have not yet commenced the process of assessing the effectiveness of our internal control over financial reporting. This process will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, our independent public registered accounting firm identified a material weakness in our internal controls with respect to our financial statements closing process for which we have developed and are implementing a remedial plan. The material weakness identified has not yet been remediated. Implementation of required remedial actions could result in us incurring additional costs that we did not anticipate and any failure of our internal controls could result in us not being able to assert that our internal control over financial reporting is effective. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Investors in our ADSs will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our ADSs will be substantially higher than the pro forma net tangible book value per ADS of the outstanding ADSs immediately after the offering. Based on our pro forma net tangible

book value as of                     , if you purchase our ADSs in this offering, you will suffer immediate dilution in net tangible book value per share of approximately U.S.$                     per ADS.

You will not be able to trade our ADSs on any exchange outside the United States.

Our ADSs are listed only in the United States on Nasdaq and we have no plans to list our ADSs in any other jurisdiction. As a result, a holder of our ADSs outside the United States may not be able to effect transactions in our ADSs as readily as the holder may if our securities were listed on an exchange in that holder’s home jurisdiction.

The class B shares underlying the ADSs are not listed and may be illiquid.

The class B shares underlying the ADSs are neither listed nor traded on any stock exchange, and we do not intend to apply for the listing or admission to trading of the class B shares on any stock exchange. As a result, a withdrawal of class B shares by a holder of ADSs, whether by election or due to certain other events will result in that holder obtaining securities that are significantly less liquid than the ADSs and the price of those class B shares may be discounted as a result of such withdrawal.

Future sales of ADSs or ordinary shares by existing shareholders could cause the price of our ordinary shares or ADSs to decline.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ADSs could decline significantly and could decline below the initial public offering price. We cannot predict the effect, if any, that future public sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ordinary shares. Based on                      ordinary shares outstanding as of December 31, 2012, upon the completion of this offering, we will have outstanding                      ordinary shares, including those represented by ADSs. Of these,                      ADSs, plus any ADSs sold pursuant to the underwriters’ option to purchase additional ADSs, will be immediately freely tradable, without restriction, in the public market. Our officers, directors and our existing shareholders have executed lock-up agreements preventing them from selling any ADSs or ordinary shares held by them prior to this offering that they hold for a period of 180 days from the date of this prospectus, subject to certain limited exceptions and extensions described under the section titled “Underwriting.” J.P. Morgan Securities, LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion, permit our officers, directors and current shareholders to sell shares prior to the expiration of these lock-up agreements.

After the lock-up agreements pertaining to this offering expire, an additional                      ADSs will be eligible for sale in the public market, but will be subject to the limitation on sales by affiliates as provided in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition,                      class B Shares reserved for future issuance under our employee stock option plan and                      class B shares issuable upon the exchange by holders of our class A Shares could become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If our existing shareholders sell substantial amounts of our ADSs or ordinary shares in the public market, or if the public perceives that such sales could occur, this could significantly harm the market price of our ADSs, even if there is no relationship between such sales and the performance of our business, which could also affect our ability to raise additional capital through a further offering of equity securities.

In addition, we have granted registration rights to                     , who collectively own                     % of our issued and outstanding shares as of the date of this prospectus. To the extent these shares are sold into the market, the market price of our ADSs could decline.

You have no legal interest in the underlying class B shares.

ADS holders acquire the beneficial, and not the legal, interest in the underlying class B shares, which the depositary holds on trust for them, under the terms of the deposit agreement. The intended effect of the trust is to ring-fence the class B shares in the hands of the depositary by conferring a property interest on ADS holders as beneficiaries. The interest of the ADS holders as beneficiaries in trust assets, which are the class B shares, is indirect, in the sense that in the normal course they do not have any direct recourse to the class B shares nor do they have any direct right of action against us.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Some of these forward looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our ability to grow our payment volumes;

•	our ability to maintain the size of our distribution network;

•	our ability to maintain our relationships with our merchants and agents;

•	the expected growth of Visa Qiwi Wallet and alternative methods of payment;

•	our ability to continue to develop new and attractive products and services;

•	our future business development, results of operations and financial condition;

•	our ability to continue to develop new technologies and upgrade our existing technologies;

•	our ability to grow our advertising revenue and other value added services;

•	competition in our industry;

•	projected revenue, profits, earnings and other estimated financial information; and

•	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under “Risk Factors” in this prospectus.

These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this prospectus should not be construed as exhaustive. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from the sale of                      ADSs offered under this prospectus. We will not receive any proceeds from the sale of the ADSs in this offering.

DIVIDEND POLICY

We may only pay out dividends of the profits as shown in our adopted annual IFRS accounts. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our shareholders’ equity below the sum of the issued share capital, including any share premium, and the reserves which we must maintain under Cyprus law and our articles of association.

Although we have regularly paid dividends in the past we do not have any present plan to pay cash dividends on our shares in the foreseeable future. Any future determination regarding the reservation of part of the profits and distributions to shareholders will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, and other relevant factors.

As a holding company, the level of our income and our ability to pay dividends depend primarily upon the receipt of dividends and other distributions from our subsidiaries. The payment of dividends by our subsidiaries is contingent upon the sufficiency of their earnings, cash flows, regulatory capital requirements, and distributable profits.

To the extent that we declare and pay dividends, holders of ADSs on the relevant record date will be entitled to receive dividends payable in respect of ordinary shares underlying the ADSs, subject to the deposit agreement. Cash dividends may be paid to the depositary in any currency and, except as otherwise described under “Description of American Depositary Shares”, will be converted into U.S. dollars by the depositary and paid to holders of ADSs net of applicable fees and charges of, and expenses incurred by, the depositary and net of taxes withheld.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2012 on an actual basis derived from our unaudited interim condensed consolidated financial statements.

You should read this table together with our consolidated financial statements and the related notes thereto and information contained elsewhere in this prospectus, including information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Actual as of June 30, 2012
	RUB	U.S.$
	(in millions)
Borrowings (long-term and short-term)	49	1

Equity:
Share capital	1	–
Additional paid-in capital	1,876	62
Other reserve	36	2
Accumulated profit	525	17
Translation reserve	6	–

Total equity attributable to equity holders of QIWI plc	2,444	81

Non-controlling interests	(155)	(5)
Total equity	2,289	76

Total capitalization	2,338	77

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per class B share underlying our ADSs is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as of June 30, 2012 was approximately RUB                      million (U.S.$                      million), or RUB                      per ordinary share (U.S.$                     ). Net tangible book value per ordinary share represents the amount of total assets, excluding intangible assets and goodwill, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding at the end of the period.

Without taking into account any other changes in such net tangible book value after June 30, 2012, other than to give effect to our issuance and sale of                      ADSs in this offering, based upon an assumed initial public offering price of U.S.$                      per ADS, which is the midpoint of the range set forth on the cover page of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2012 would have been U.S.$                      per outstanding ordinary share, or U.S.$                      per ADS. This represents an immediate increase in net tangible book value of U.S.$                      or                     % per ordinary share, or U.S.$                      or                     % per ADS, to our existing shareholders and an immediate dilution in net tangible book value of U.S.$                      or                     % per ordinary share, or U.S.$                      or                     % per ADS, to new investors of ADSs in this offering. Dilution is determined by subtracting net tangible book value per ordinary share immediately upon the completion of this offering from the assumed initial public offering price per ordinary share.

The following table illustrates such dilution, assuming either no exercise or full exercise of the underwriters’ over-allotment option:

	No Exercise		Full Exercise
	RUB	U.S.$	RUB	U.S.$
Assumed initial public offering price per ordinary share
Net tangible book value per ordinary share as of June 30, 2012
Amount of dilution in net tangible book value per ordinary share to new investors in the offering
Amount of dilution in net tangible book value per ADS to new investors in the offering

A U.S.$1.00 change in the assumed initial public offering price of U.S.$                      per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our the dilution per ordinary share and per ADS to new investors in this offering by U.S.$                      per ordinary share and U.S.$                      per ADS, assuming no change to the number of ADSs offered by the selling shareholders as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs.

EXCHANGE RATES

The following tables show, for the periods indicated, certain information regarding the exchange rates between the Russian ruble and the U.S. dollar, based on the official exchange rate quoted by the CBR.

Period	Period End	Period average(1)	High	Low
Year ended December 31, 2007	24.55	25.55	26.58	24.26
Year ended December 31, 2008	29.38	24.87	29.38	23.13
Year ended December 31, 2009	30.24	31.77	36.43	28.67
Year ended December 31, 2010	30.48	30.38	31.78	28.93
Year ended December 31, 2011	32.20	29.39	32.68	27.26
Year ended December 31, 2012	30.37	31.07	34.04	28.95
January 2013 (through January 24)	30.23	30.29	30.42	30.20

(1)	The period average in respect of a year is calculated as the average of the exchange rates on the last business day of each month for the relevant annual period. The period average in respect of a month is calculated as the average of the exchange rates for each business day in the relevant month.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data together with the information in “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with IFRS as published by the IASB.

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2011 and the six months ended June 30, 2012. These translations are solely for convenience of the reader and were calculated at the rate of RUB 30.23 per U.S.$ 1.00, which equals to official exchange rate quoted by the CBR on January 24, 2013.

The summary consolidated financial data as of and for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements for those periods, which are included in this prospectus. The summary consolidated financial data as of and for the six month periods ended June 30, 2011 and 2012 have been derived from our unaudited interim condensed consolidated financial statements for those periods, which are included in this prospectus. Results from interim periods are not necessarily indicative of results that may be expected for the entire year.

	Year ended December 31,				Six months ended June 30,
	2009	2010	2011		2011	2012
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions, except per share data)
Consolidated Income Statement Data:
Revenue	5,910	6,158	8,158	270	3,455	4,027	133
Cost of revenue	(4,067)	(3,751)	(5,573)	(184)	(2,252)	(2,574)	(85)
Selling, general and administrative expenses	(1,079)	(1,420)	(1,543)	(51)	(713)	(767)	(25)
Depreciation and amortization	(173)	(171)	(141)	(5)	(75)	(73)	(3)
Profit from operations	591	816	901	30	415	613	20
Gain on bargain purchase	–	–	15	–	–	–	–
Gain from disposal of subsidiaries	8	7	7	–	5	–	–
Other income	12	21	10	–	8	4	–
Other expenses	(27)	(34)	(73)	(2)	(19)	(28)	(1)
Change in investments fair value	–	9	–	–	–	–	–
Foreign exchange (loss) gain, net	(14)	–	(12)	–	(15)	7	–
Share of loss of associates	–	–	(23)	(1)	(6)	(7)	–
Interest income	13	5	6	–	2	13	1
Interest expense	(2)	(3)	(4)	–	(2)	(3)	–
Profit before tax from continuing operations	581	821	827	27	388	599	20
Income tax expense	(142)	(204)	(241)	(8)	(92)	(171)	(6)
Net profit from continuing operations	439	617	586	19	296	428	14
Gain (loss) from discontinued operations	5	138	(156)	(5)	(49)	(286)	(9)
Net profit	444	755	430	14	247	142	5
Attributable to:
Equity holders of the parent	449	693	520	17	267	216	7
Non-controlling interests	(5)	62	(90)	(3)	(20)	(74)	(2)
Weighted average number of shares
Basic	52	52	52	n/a	52	52	n/a
Diluted	52	52	52	n/a	52	52	n/a
Earnings per share
Basic	8.64	13.33	10.00	0.33	5.15	4.16	0.14
Diluted	8.64	13.17	10.00	0.33	5.15	4.16	0.14
Dividends declared per share
RUB	6.25	7.19	8.01	n/a	1.80	4.17	n/a
U.S.$	0.19	0.22	0.24	n/a	0.05	0.13	n/a

	As of December 31,			As of June 30,
	2009	2010	2011	2012
	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,112	6,892	8,810	3,728	123
Total current assets	8,894	10,410	12,112	7,764	257
Total assets	10,881	13,516	15,306	10,551	349
Total equity	2,004	2,348	2,355	2,289	76
Total debt	41	67	190	49	1
Total liabilities	8,877	11,168	12,951	7,922	262
Total equity and liabilities	10,881	13,516	15,306	10,551	349

	Year ended December 31,				Six months ended June 30,
	2009	2010	2011		2011	2012
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other financial and operating data:
Segment net revenue—Qiwi Distribution(1)	1,959	2,476	2,494	83	1,188	1,261	42
Segment net revenue—Qiwi Wallet(1)	157	296	690	23	322	502	17
Other(1)(2)	20	27	70	2	36	59	1

Adjusted net revenue(3)	2,136	2,799	3,254	108	1,546	1,822	60

Adjusted EBITDA(3)	764	1,067	1,183	40	555	743	24
Adjusted net profit(3)	538	768	721	24	372	493	16

Qiwi Distribution
Active kiosks and terminals (units)(4)	152,356	158,867	170,384	n/a	175,635	169,327	n/a
Payment volume	330,411	360,683	408,254	12,440	188,541	214,145	6,525
Average net revenue yield(5)	0.59%	0.69%	0.61%	n/a	0.63%	0.59%	n/a

Qiwi Wallet
Active Qiwi Wallet accounts (number at period end)(6)	5,935,944	5,979,057	8,147,376	n/a	6,791,238	9,171,209	n/a
Payment volume	11,784	26,669	65,409	1,993	25,277	58,593	1,785
Average volume per Qiwi Wallet account (in rubles)(7)	1,985	4,460	8,028	245	3,722	6,389	195
Average net revenue yield(5)	1.33%	1.11%	1.05%	n/a	1.27%	0.86%	n/a

(1)	See note 9 of our annual consolidated financial statements and note 6 of our interim condensed consolidated financial statements.
(2)	Other includes our corporate and other segment, intercompany eliminations, and timing of expense recognition.
(3)	See “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.
(4)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(5)	Average net revenue yield is defined as segment net revenue divided by total payment volume per segment.
(6)	Number of active Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(7)	Average volume per Qiwi Wallet account is defined as total payment volumes in our Qiwi Wallet segment divided by the number of active wallets at the end of the relevant reporting period.

Non-IFRS Financial Measures

We present adjusted net revenue, adjusted EBITDA and adjusted net profit, each of which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of adjusted net revenue, or net profit, in the case of adjusted EBITDA and adjusted net profit, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back payroll and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue in addition to gross revenue. We add back payroll and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Nevertheless, payroll and related taxes represents an important portion of our operating costs and affect liquidity and financial performance.

The following table reconciles adjusted net revenue to revenue.

	Year ended December 31,				Six months ended June 30,
	2009	2010	2011		2011	2012
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Revenue	5,910	6,158	8,158	270	3,455	4,027	133
Minus: Cost of revenue (exclusive of depreciation and amortization)	(4,067)	(3,751)	(5,573)	(184)	(2,252)	(2,574)	(85)
Plus: Payroll and related taxes	293	392	669	22	343	369	12
Adjusted net revenue	2,136	2,799	3,254	108	1,546	1,822	60

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for (loss) gain from discontinued operations, share of loss of an associate, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, corporate costs allocated to discontinued operations and gain from bargain purchase. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss) gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), reversal of impairments (affecting other income) and the age and book depreciation of fixed assets (affecting relative depreciation expense). Adjusted EBITDA also excludes other expenses and share in losses of associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have other been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA excludes the non-cash impact of changes in the fair value of derivate financial assets and of discontinued operations that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	adjusted EBITDA does not include gains and losses from discontinued operations.

	Year ended December 31,				Six months ended June 30,
	2009	2010	2011		2011	2012
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Net Profit	444	755	430	14	247	142	5
plus:
Depreciation and amortization	173	171	141	5	75	73	2
Gain on bargain purchase	–	–	(15)	–	–	–	–
Gains on disposals	(8)	(7)	(7)	–	(5)	–	–
Other income	(12)	(21)	(10)	–	(8)	(4)	–
Other expenses	27	34	73	2	19	28	1
Change in fair value of derivative financial instruments	–	(9)	–	–	–	–	–
Foreign exchange (loss) gain, net	14	–	12	1	15	(7)	–
Share of loss of associates	–	–	23	1	6	7	–
Interest income	(13)	(5)	(6)	–	(2)	(13)	–
Interest expenses	2	3	4	–	2	3	–
Income tax expenses	142	204	241	8	92	171	6
Corporate costs allocated to discontinued operation	–	80	141	4	65	57	1
Gain/ (Loss) from discontinued operations	(5)	(138)	156	5	49	286	9
Adjusted EBITDA	764	1,067	1,183	40	555	743	24

Adjusted net profit

Adjusted net profit is defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains on disposals, and the effects of deferred taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the operational profitability of the company. We believe adjusted net profit is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on discontinued operations, corporate costs allocated to discontinued operations, gain on bargain purchase, gains on disposals, and the effects of deferred taxation on excluded items do not represent the core operations of the business, and amortization of fair value adjustments does not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

The following table reconciles adjusted net profit to net profit.

	Year ended December 31,				Six months ended June 30,
	2009	2010	2011		2011	2012
	RUB	RUB	RUB	U.S.$	RUB	RUB	U.S.$
	(in millions)
Net profit	444	755	430	14	247	142	5
Gain/ (loss) from discontinued operations	(5)	(138)	156	5	49	286	9
Corporate costs allocated to discontinued operations	–	80	141	4	65	57	2
Amortization of fair value adjustments	134	118	51	2	36	24	1
Gain on bargain purchase	–	–	(15)	–	–	–	–
Gains on disposals	(8)	(7)	(7)	–	(5)	–	–
Effect of deferred taxation of the above items	(27)	(40)	(35)	(1)	(20)	(16)	(1)
Adjusted net profit	538	768	721	24	372	493	16

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following operating and financial review together with our consolidated financial statements and related notes included elsewhere in this prospectus. Certain statements in this section are “forward-looking statements” and are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Please see “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for more information.

Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We operate in and target markets and customer segments that are largely cash-based and lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments.

We have built a physical network of over 169,000 kiosks and terminals using a proprietary agent model. Under this model, our kiosks and terminals are built with our proprietary specifications and technology by third party manufacturers and then purchased and managed by over 5,500 agents responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations. We also distribute our payment services online through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices. The payments processed through our network are typically very small with a limit of RUB 15,000 per transaction, and since they are primarily funded with cash, consumers do not have to go through a lengthy registration process to execute most transactions.

We have two principal operating segments: Qiwi Distribution, which primarily generates revenue from our payment services offered through our kiosks and terminals, and Qiwi Wallet, which generates revenue from payments processed through online electronic user accounts and bank prepaid products, including our prepaid card business. Since November 19, 2012, our Qiwi Wallet business has been rebranded as Visa Qiwi Wallet. Our primary source of revenue in each of these segments are fees we receive for processing payments made by consumers to merchants, which we refer to as payment processing fees, based on a percentage of the size of the transactions that we process, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf as merchant fees and to payment processing fees that are paid by our consumers and transmitted to us by our agents (in case of Qiwi Distribution) or paid by our consumers directly to us (in case of Visa Qiwi Wallet) as consumer fees. We typically pass on a portion of the merchants fees to our agents.

In September 2010, we acquired Qiwi Bank, which provides the issuing, acquiring and deposit settlement functions of our group. In addition, at the end of the second quarter of 2012, our board of directors approved a plan to dispose of certain non-core subsidiaries and associates in order to focus on our core payment systems business, which occurred by the end of the third quarter. The assets disposed of include primarily non-CIS international early-stage businesses, a business that manufactured certain parts of our kiosks, and our lottery business. The results of operations of these entities are presented as discontinued operations in our statements of comprehensive income.

For the years ended December 31, 2009, 2010 and 2011, our revenue was RUB 5,910 million, RUB 6,158 million and RUB 8,158 million, respectively, and our revenue for the six months ended June 30, 2011 and 2012 was RUB 3,455 million and RUB 4,027 million, respectively. For the years ended December 31, 2009, 2010 and 2011, our adjusted net revenue was RUB 2,136 million, 2,799 million, and RUB 3,254 million, respectively, and our adjusted net revenue for the six months ended June 30, 2011 and 2012 was RUB 1,546 million and RUB 1,822 million. For the years ended December 31, 2009, 2010 and 2011, our net profit from continuing operations was RUB 439 million, RUB 617 million and RUB 586 million, respectively, and our net profit from continuing operations for the six months ended June 30, 2011 and 2012 was RUB 296 million and RUB 428 million, respectively. For the years ended December 31, 2009, 2010 and 2011, our adjusted net profit was RUB 538 million, RUB 768 million, and RUB 721 million, respectively, and for the six months ended June 30, 2011 and 2012 our adjusted net profit was RUB 372 million and RUB 493 million.

Segments

For management purposes, we are organized into three operating segments. In addition to our two principal operating segments — Qiwi Distribution and Qiwi Wallet — we have a segment related to our corporate activities. Our segments are:

•	Qiwi Distribution, which includes revenue and expenses derived from payment services offered through our kiosks and terminals in Russia and internationally;

•

Qiwi Wallet, which includes revenue and expenses derived from payments processed through online electronic user accounts and bank prepayment products, including our prepaid card business, and revenue and expenses derived from Qiwi Bank; and

•

Corporate and other, which includes expenses related to corporate back-office operations, and revenue associated with licensing of software and trademarks and the sales of lotteries through kiosks and terminals. We disposed of our lottery sales business in August 2012.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2009, 2010 and 2011 and for the six months ended June 30, 2011 and 2012.

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in RUB million)
Segment net revenue–Qiwi Distribution(1)	1,959	2,476	2,494	1,188	1,261
Segment net revenue–Qiwi Wallet(1)	157	296	690	322	502
Other(1) (2)	20	27	70	36	59

Adjusted net revenue(3)	2,136	2,799	3,254	1,546	1,822

Adjusted EBITDA(3)	764	1,067	1,183	555	743
Adjusted net profit(3)	538	768	721	372	493

(1)	See note 9 of our annual consolidated financial statements and note 6 of our interim condensed consolidated financial statements.
(2)	Other includes our corporate and other segment, intercompany eliminations, and timing of expense recognition.
(3)	See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Adjusted net revenue and segment net revenue. Adjusted net revenue is a non-IFRS measure calculated by subtracting cost of revenue from revenue and adding back payroll and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews net revenue in addition to gross revenue. We add back payroll and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Management reviews adjusted net revenue both on a per segment and consolidated basis.

Adjusted EBITDA. Adjusted EBITDA is defined as profit from operations before loss from discontinued operations, corporate costs allocated to discontinued operations, income tax expense, interest expense, interest income, share of loss of an associate, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, gain from bargain purchase and depreciation and amortization. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates investors in comparing our financial performance with other payment service providers.

Adjusted net profit. Adjusted net profit is a non-IFRS measure defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains on disposals, and the effects of deferred taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the profitability of the continuing operations of the company.

For a reconciliation of these non-IFRS financial measures, please see “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures.”

Operating Measures

The following table presents our key operative measures in both our Qiwi Distribution and Qiwi Wallet segments for the year ended December 31, 2009, 2010 and 2011 and for the six months ended June 30, 2011 and 2012.

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(in RUB millions, unless otherwise indicated)
Qiwi Distribution
Active kiosks and terminals (units)(1)	152,356	158,867	170,384	175,635	169,327
Payment volume	330,411	360,683	408,254	188,541	214,145
Average net revenue yield(2)	0.59%	0.69%	0.61%	0.63%	0.59%
Qiwi Wallet
Active Qiwi Wallet accounts (number as of period end)(3)	5,935,944	5,979,057	8,147,376	6,791,238	9,171,209
Payment volume	11,784	26,669	65,409	25,277	58,593
Average volume per Qiwi Wallet account (in rubles)(4)	1,985	4,460	8,028	3,722	6,389
Average net revenue yield(2)	1.33%	1.11%	1.05%	1.27%	0.86%

(1)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(2)	Average net revenue yield is defined as segment net revenue divided by total payment volume per segment.
(3)	Number of active Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(4)	Average volume per Qiwi Wallet account is defined as total payment volumes in our Qiwi Wallet segment divided by the number of active wallets at the end of the relevant reporting period.

Number of active kiosks and terminals in Qiwi Distribution. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2009 to June 30, 2012, we increased the number of our kiosks and terminals by 11%. Our kiosks and terminals can be found next to convenience stores, in train stations, retail stores and airport terminals in all major urban cities as well as many small and rural towns. While we project modest growth in our kiosk and terminal network, we believe that our total payment volume growth in our Qiwi Distribution segment will be primarily driven by increased user adoption, the addition of new payment services, the implementation of higher yielding value added services, and higher average payment amounts.

Number of active Visa Qiwi Wallet accounts and average payments per Visa Qiwi Wallet account. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded or reloaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is a measure of our success in penetrating the market and expanding our Visa Qiwi Wallet segment. We define average payments per Visa Qiwi Wallet account as total payment volumes divided by the number of active wallets at the end of the relevant reporting period. Between December 31, 2009 and December 31, 2011, average payments per wallet have more than quadrupled while the number of active wallet accounts has increased by 37%. We are focused on growing our Visa Qiwi Wallet business, and we believe we are able to leverage our large, active base of over 50 million consumers who use our kiosks and terminals at least once a month and our brand recognition and presence on social media platforms to drive the adoption and use of the Visa Qiwi Wallet.

Qiwi Wallet was launched as a product in 2007. By 2011, Qiwi Wallet became a separate operating unit with a distinct management team, operating infrastructure and strategy. As a result, management believes financial and operating information for Qiwi Wallet on a stand alone basis are most relevant from 2011 onwards. In November 2012 our Qiwi Wallet business was rebranded as Visa Qiwi Wallet.

Payment volume. Total volume provides a measure of the overall size and growth of our business, and increasing our payment volumes is essential to growing our profitability. Payment volumes have consistently increased since 2009. Total payment volumes in our Qiwi Distribution segment have grown at a CAGR of 11% from 2009 through 2011, with total payment volumes of RUB 408 billion for the year ended 2011. Total payment volumes in our Qiwi Wallet segment have grown at a CAGR of 136% from 2009 through 2011, with total payment volumes of RUB 65 billion for the year ended December 31, 2011. The following factors may have a significant impact on the growth of payment volume:

•	Macroeconomic factors

•

Russian economy. We carry out our operations primarily in Russia. Macroeconomic conditions in Russia significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline. These fluctuations can have a significant impact on the volume of payments we process; and

•	Factors concerning methods of payment

•

Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are the principal form of payment in Russia, and, as a result, a majority of our payment volumes are cash-based. According to publicly available information, cash payments are expected to continue to be the principal means of payment in Russia and will sustain demand for use of our kiosks and terminals. As cash payments in Russia grow in absolute terms, we expect payment volumes from our kiosks and terminals to correspondingly increase. If the use of cash as a means of payment declines in Russia, it would negatively impact our financial results.

•	Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably and continues to grow. Similarly, the use of alternative payment methods in Russia, such as smartphones, although lagging behind other emerging markets, is expected to grow considerably as prices per smartphone decline, according to a 2011 report by HSBC. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the number of potential merchants for which we can offer payment services and in increasing the potential number of users of Visa Qiwi Wallet. We expect payment volumes from online transactions and alternative payment methods to increase significantly in the coming years.

•	Factors concerning our business

•

Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products. We believe that merchant growth will lead to more consumers using our payment systems more frequently.

•

Addition of new payment services. We have added new payment services as a part of our products. For example, consumers with accounts at certain banks may now perform online banking services at our kiosks and terminals.

•

Implementation of value added services. We have increased the advertising services we offer, leveraging our extensive distribution network for our advertising clients. We believe that value added services will result in more consumers to use our payment systems.

•

Higher average payment amounts. In addition to adding more merchants, we have added higher value products available for purchase through our network, such as airline tickets. With more choice and high value products, we believe that consumers will increase their payment amount per transaction.

Average net revenue yield. We calculate average net revenue yield by dividing segment net revenue by total payment volume per segment. Average net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. The average net revenue yield in our Qiwi Distribution segment exhibits a generally declining trend, with the exception of 2010 when it increased 10 basis points, or bps, primarily driven by our reduction of the transaction costs we pay to our agents. Qiwi Wallet has experienced a decline in average net revenue yield of 28 bps from the twelve months ended December 31, 2009 to the twelve months ended December 31, 2011. We believe that going forward, over the short-term, we can increase this yield by leveraging our strong market position with merchants.

•	Negative trends impacting average net revenue yield

•

In our Qiwi Distribution segment, we have experienced a decline in our average net revenue yield primarily due to a decline in merchant fees from our larger retail merchants, in particular the Big Three MNOs.

•

In our Qiwi Wallet segment, the decline in average net revenue yield over the three-year period ended December 31, 2011 is attributable to a similar decline in merchant fees, as well as increased costs associated with Qiwi Wallet consumers reloading their wallets.

•	Positive trends impacting average net revenue yield

•

In our Qiwi Distribution segment, we have introduced additional consumer fees, which have had a positive impact on our net revenue yield. For the six months ended June 30, 2012, consumer fees represented 25% of our Qiwi Distribution segment net revenue. In addition, we have also increased the number of value added services we offer. For example, we have successfully used our distribution network to help our customers launch advertising campaigns and sales promotions, and we have introduced electronic banking. We believe that these services will continue to have a positive impact on our profitability in the future.

•

In our Qiwi Wallet segment, the merchants that we serve are typically smaller retailers with less bargaining power. As a result, we are able to charge these merchants higher payment processing fees than the merchants in our Qiwi Distribution segment. We expect that, as our merchant base in Visa Qiwi Wallet continues to grow, these merchants will have a larger effect on payment volume and, consequently, on average net revenue yield. Moreover, because our Visa Qiwi Wallet segment does not have an agent-based structure like our Qiwi Distribution segment, we have significantly more control over the balance between merchant and consumer fees.

Sources of Revenue

Our primary source of revenue is payments processing fees. In addition, we derive revenue from advertising, interest revenue from agent’s overdrafts, interest income and other revenue.

Payments processing fees. Payments processing fees constitute the substantial majority of our revenue and consists of fees, charged for processing payments based on a percentage of the total volume of each payment. A majority of our payment processing fees are paid to us by merchants for collecting payments on their behalf, which we refer to as merchant fees, and the fees paid by consumers and transmitted to us by agents, which we refer to as consumer fees. We typically pass on a portion of the merchants fees to our agents (in case of Qiwi Distribution). In certain situations, we may not receive any merchant fees, for example, where a specific merchant is added to our base at the request of an agent who believes that inclusion of such merchant would attract consumers in a particular region or neighborhood. We recognize payment processing fees in gross at the point when merchants accept payments from the consumer.

Advertising revenue. We generate advertising revenue through Qiwi Distribution by displaying advertising on our kiosks and through short message service, or SMS, messaging. We calculate advertising revenue on the basis of the contracts with our advertising customers and advertising agencies, which vary, and recognize revenue once the advertising is displayed or transmitted.

Ancillary revenue. In addition to payments processing revenue and advertising revenue, we generate revenue from various other sources including interest revenue on agent’s overdrafts (representing revenue from our Qiwi Distribution segment for interest earned on amounts of credit that we provide to our agents for them to be able to operate within our network), interest revenue (representing revenue from our Qiwi Wallet segment for interest earned on cash deposits with financial institutions, and short- and long-term investments performed as a part of our treasury operations and bank loans provided by Qiwi Bank), revenue from rent of space for terminals (representing revenue from our Qiwi Distribution segment for rent obtained for subleasing retail space for terminals to our agents) and other revenue (representing revenue primarily generated from such operations as cash and settlement services of Qiwi Bank, lotteries and fees from generated from software licensing for our processing system in countries where we operate through our franchisees), which we refer to in this prospectus as ancillary revenue.

Operating Expenses

Costs of revenue (exclusive of depreciation and amortization)

Transaction costs. When payments are made through our network, we incur transaction costs to our agents, which represent the amount of fees we pass through to agents for use of their kiosks and terminals. Additionally, we incur transaction costs when Visa Qiwi Wallet consumers reload their wallets.

Payroll and related taxes. Payroll and related taxes represents salaries and benefits paid to employees, primarily IT and operating services employees, and related taxes, where such payroll and related taxed are associated with payment processing and other revenue-generating activities.

Ancillary expenses. We incur other expenses in addition to transaction costs and payroll and related taxes, including advertising commission (primarily representing commission we pay, through Qiwi Distribution, to

SMS operators and our agents for displaying the advertising), cost of rent of space for terminals (representing the rental payments we make, through Qiwi Distribution, to retail shop owners to allow agents to install kiosks on their premises under lease arrangements) and other expenses (including call center expenses), which we refer to in this prospectus as ancillary expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of payroll and related taxes for our senior executives, finance, legal and other administrative staff, advertising and related expenses, bank services, rent of premises and related utility expenses, office maintenance expenses, telecommunication and internet expenses, bad debt expense, traveling expenses, taxes other than income and professional fees.

Depreciation and amortization

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives. Intangible assets are amortized on a straight-line basis over their useful economic lives, unless the useful life is indefinite. We do not amortize intangible assets with indefinite useful lives, but we test these assets for impairment annually, either individually or at the cash-generating unit level.

Other Income and Expense Items

Gain on bargain purchase

A gain on bargain purchase is recognized in a business combination or acquisition of associates in the event the total fair value of the identifiable net assets acquired on the date of acquisition exceeds the fair value of the consideration transferred. We recognized a gain on bargain purchase upon our purchase of Instant Payments LP in 2011.

Gain from disposal of subsidiaries

We recognize a gain on disposal of subsidiaries in the event that the consideration we receive for the sale or disposal of a subsidiary exceeds the total carrying value of the subsidiary sold. The gain from disposal of subsidiaries that we recognized in 2009, 2010 and 2011 was due to disposals of our subsidiaries in Tajikistan, Uzbekistan, and Georgia.

Change in fair value of derivative financial assets
We classify certain of our derivative assets at fair value through profit or loss, in accordance with IAS 39. This classification applies primarily to certain options over shares of subsidiaries and associates we hold. We state our financial assets at fair value through profit or loss.

Other income

Other income represents income from penalties charged to agents for violation of our payment system terms and conditions, as well as some other infrequent items not directly related to operations.

Other expenses

Other expenses principally include losses resulting from the discount on a low-interest loan issued to Blestgroup in 2011 to facilitate our rent of terminal spaces operations, and share of profit for the period attributable to non-controlling interest and accounted for as a liability, which relates to the profit and loss of subsidiaries in which we hold an interest.

Foreign exchange gain/(loss), net

Foreign exchange gain/(loss) is comprised of net results from the re-measurement of monetary assets and liabilities denominated in a foreign currency using the exchange rates valid at the reporting period end or upon the realization of related assets and liabilities. As of December 31, 2009, 2010, and 2011 and as of June 30, 2011 and 2012, our net monetary assets denominated in foreign currencies were not significant.

Share of loss of associates

We account for our interest in associates under the equity method. An associate is generally an entity in which we own 20% to 50% of its voting power. We carry our investment in associates at cost less any impairment and recognize any changes in our share of the net assets of the associate through profit or loss.

Interest income

Interest income represents primarily interest on non-banking loans issued to related parties.

Interest expense

Interest expense primarily represents interest expense accrued by our international subsidiaries on loans received from their non-controlling shareholders.

Income tax expense

Income tax expense represents current and deferred income taxes with respect to our earning in countries in which we operate. Deferred tax also includes taxes on earnings of our foreign subsidiaries that have not been remitted to us to the extent applicable and will be taxed in Cyprus once remitted.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources focused on our internal control over financial reporting. In connection with their audit of our consolidated financial statements for the year ended December 31, 2011 our independent registered public accounting firm identified a material weakness in our internal controls with respect to our financial statement closing process. The material weakness related to, primarily, the number of dedicated IFRS-qualified personnel and controls over accounting for non-routine transactions and complex estimates.

This material weakness was considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements, and did not affect the report of our independent registered public accounting firm on our annual consolidated financial statements included herein.

To address the material weakness that our independent registered accountants identified, we have developed and are implementing a plan that includes recruiting additional qualified personnel, with relevant experience in IFRS accounting, reporting and auditing to be responsible for SEC and IFRS reporting and implementing greater controls over communication, approval and accounting for non-routine transactions and complex estimates, as well as additional management review controls. In addition, we plan to retain an external consultant to advise us on introducing changes to our internal control over financial reporting. As a result of these various measures, we expect the accounting and finance personnel costs to increase significantly.

Designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we intend to take may not fully address the material weakness that we and our independent registered accounting firm have identified, and other material weaknesses or significant deficiencies in our internal control over financial reporting may be identified in the future. See “Risk Factors – Risk Related to our Business and Industry—Our independent auditors have identified a significant deficiency in our internal control over financial reporting, and we make no assurances that additional material weaknesses will not be identified in the future.

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 and as a percentage of total revenue:

	December 31,			June 30,
	2009	2010	2011	2011	2012
	(in RUB millions)
Revenue	5,910	6,158	8,158	3,455	4,027
Cost of revenue (exclusive of depreciation and amortization)	(4,067)	(3,751)	(5,573)	(2,252)	(2,574)
Selling, general and administrative expenses	(1,079)	(1,420)	(1,543)	(713)	(767)
Depreciation and amortization	(173)	(171)	(141)	(75)	(73)

Profit from operations	591	816	901	415	613

Gain on bargain purchase	–	–	15	–	–
Gain from disposal of subsidiaries	8	7	7	5	–
Change in fair value of derivative financial assets	–	9	–	–	–
Other income	12	21	10	8	4
Other expenses	(27)	(34)	(73)	(19)	(28)
Foreign exchange (loss) gain, net	(14)	–	(12)	(15)	7
Share of loss of associates	–	–	(23)	(6)	(7)
Interest income	13	5	6	2	13
Interest expense	(2)	(3)	(4)	(2)	(3)

Profit before tax from continuing operations	581	821	827	388	599
Income tax expense	(142)	(204)	(241)	(92)	(171)

Net profit from continuing operations	439	617	586	296	428

Gain (loss) from discontinued operations	5	138	(156)	(49)	(286)

Net profit	444	755	430	247	142

Attributable to:
Equity holders of the parent	449	693	520	267	216
Non-controlling interests	(5)	62	(90)	(20)	(74)

Set out below are our consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 as a percentage of total revenue:

	December 31,			June 30,
	2009	2010	2011	2011	2012
	(as a percentage of revenue)
Revenue	100.0	100.0	100.0	100.0	100.0
Cost of revenue (exclusive of depreciation and amortization)	(68.8)	(60.9)	(68.3)	(65.2)	(63.9)
Selling, general and administrative expenses	(18.3)	(23.1)	(18.9)	(20.6)	(19.1)
Depreciation and amortization	(2.9)	(2.8)	(1.7)	(2.2)	(1.8)

Profit from operations	10.0	13.2	11.1	12.0	15.2

Gain on bargain purchase	0.0	0.0	0.2	0.0	0.0
Gain from disposal of subsidiaries	0.1	0.1	0.1	0.1	0.0
Change in fair value of derivative financial assets	0.0	0.1	0.0	0.0	0.0
Other income	0.2	0.4	–	0.3	0.1
Other expenses	(0.5)	(0.6)	(0.9)	(0.6)	(0.6)
Foreign exchange (loss) gain, net	(0.2)	0.0	(0.1)	(0.4)	0.2
Share of loss of an associates	0.0	0.0	(0.3)	(0.2)	(0.2)
Interest income	0.2	0.1	–	0.0	0.3
Interest expense	(0.0)	0.0	0.0	(0.1)	0.1

Profit before tax from continuing operations	9.8	13.3	10.1	11.2	14.9
Income tax expense	(2.4)	(3.3)	(2.9)	(2.6)	(4.3)

Net profit from continuing operations	7.4	10.0	7.2	8.6	10.6

Gain (Loss) from discontinued operations	0.1	2.3	(1.9)	(1.5)	(7.1)

Net profit	7.5	12.3	5.3	7.1	3.5

Attributable to:
Equity holders of the parent	7.6	11.3	6.4	7.7	5.3
Non-controlling interests	(0.1)	1.0	(1.1)	(0.6)	(1.8)

Six months ended June 30, 2012 compared to six months ended June 30, 2011

Revenue

Set out below are our revenues, by source, for the six months ended June 30, 2011 and 2012:

	June 30,
	2011	2011	2012	2012
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	3,455	100.0	4,027	100.0
Payment processing fees	2,984	86.4	3,492	86.7
Revenue from advertising	128	3.7	159	4.0
Ancillary revenue	343	9.9	376	9.3

Revenue for the six months ended June 30, 2012 was RUB 4,027 million, an increase of 17%, or RUB 572 million, compared to the same period in 2011. The increase in revenue was due to an increase in payments processing fees in the first half of 2012 of 17%, or RUB 508 million, compared to the same period in 2011, to RUB 3,492. The increase in payments processing fees resulted from an increase in payment volume of 28% to RUB 272.7 billion. In Qiwi Distribution, payment volume increased by 13.6% to RUB 214.1 billion, and the average amount of active kiosks and terminals grew from 152,356 in June 2011 to 158,867 in June 2012. Payment volume in Qiwi Wallet increased by 132% to RUB 58.6 billion. The number of active Qiwi Wallet accounts as of June 30, 2012 was 9.2 million compared to 6.8 million as of June 30, 2011. Average volume per

Qiwi Wallet account was RUB 6,389 for the six months ended June 30, 2012 compared to RUB 3,722 for the six months ended June 30, 2011.

Advertising revenue for the six months ended June 30, 2012 was RUB 159 million, an increase of 24%, or RUB 31 million, compared to the same period in 2011. This increase was due to the implementation of SMS advertising services and the continued growth of the number of our advertising customers offset by a reduction of advertising revenue from the Big Three MNOs.

Ancillary revenue was RUB 376 million for the six months ended June 30, 2012, an increase of 9% or RUB 32 million, compared to the same period in 2011. This increase was primarily due to an increase in interest revenue from agent’s overdrafts and an increase in other revenue, partially offset by a decline in revenue from rent of space for terminals.

Operating Expenses

Set out below are the primary components of our operating expenses for the six months ended June 30, 2011 and 2012, and as a percentage of total revenue:

	June 30,
	2011	2011	2012	2012
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(2,252)	(65.2)	(2,574)	(63.9)
Transaction costs	(1,720)	(49.8)	(2,031)	(50.4)
Payroll and related taxes	(343)	(9.9)	(369)	(9.2)
Ancillary expenses	(189)	(5.5)	(174)	(4.3)
Selling, general and administrative expenses	(713)	(20.6)	(766)	(19.1)
Depreciation and amortization	(75)	(2.2)	(73)	(1.8)

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the six months ended June 30, 2012 was RUB 2,574 million, an increase of 14%, or RUB 322 million, compared to the same period in 2011. This increase primarily resulted from an increase in transaction costs for the six months ended June 30, 2012 of 18%, or RUB 311 million, from RUB 1,720 million to RUB 2,031 million, compared to the same period in 2011. The increase in transaction costs was primarily attributable to the increase in payment volumes.

Payroll and related taxes for the six months ended June 30, 2012 was RUB 369 million, an increase of 8%, or RUB 26 million, compared to the same period in 2011, primarily due to an increase in salaries consistent with the inflation rate in Russia over this period and, to a lesser extent increases in headcount.

Ancillary expenses were RUB 174 million for the six months ended June 30, 2012, representing a decline of 8% from the same period in 2011. The decline in ancillary expenses was primarily due to a decline in cost of rent of terminal spaces, which was partially offset by an increase in advertising commissions.

Adjusted net revenue and segment net revenue

Adjusted net revenue for the six months ended June 30, 2012 was RUB 1,822 million, an increase of 18%, or RUB 276, compared to the same period in 2011. The increase in adjusted net revenue is primarily due to an increase in payment volumes of 28%, which was partially offset by a decline in average net revenue yield.

Segment net revenue for Qiwi Distribution for the six months ended June 30, 2012 was RUB 1,261 million, an increase of 6%, or RUB 73 million, compared to the same period in 2011. The increase in segment net revenue was driven by an increase in payment volume for Qiwi Distribution, partially offset by a decrease in average net revenue yield of 4 bps, from 0.63% for the six months ended June 30, 2011 to 0.59% for the six months ended June 30, 2012 primarily due to a decline in net merchant fees as a percentage of volume by 18 bps partially offset by an increase in consumer fees as a percentage of volume by 12 bps.

Segment net revenue for Qiwi Wallet for the six months ended June 30, 2012 was RUB 502 million, an increase of 56%, or RUB 180 million, compared to the same period in 2011. The increase in segment net revenue was driven by an increase in payment volume, partially offset by a decrease of 41 bps in average net revenue yield from 1.27% for the six months ended June 30, 2011 to 0.86% for the six months ended June 30, 2012. The decline in average net revenue yield was primarily due to a decline in consumer and merchant fees as a percentage of the volume, as well as an increase in costs associated with Qiwi Wallet consumers reloading their wallets. Specifically, Qiwi Wallet merchant and consumer fees as a percentage of volume decreased by 36 bps while the reload costs as a percentage of volume increased by 9 bps.

Selling, general and administrative expenses

Selling, general and administrative expenses for the six months ended June 30, 2012 were RUB 766 million, an increase of 8%, or RUB 53 million, compared to the same period in 2011. This increase was primarily due to an increase in payroll and related taxes of 9%, or RUB 41 million, from RUB 458 million in the first half of 2011 to RUB 499 million in the first half of 2012, resulting from an increase in compensation and, to a lesser extent, headcount, and an increase in bad debt expense of RUB 40 million as a result of additional allowances for three of our agents. These increases were partially offset by decreases in our advertising and related expenses by RUB 35 million, resulted from a change in our advertising strategy as a result of which we significantly reduced television-based advertising. For the six months ended June 30, 2011, selling, general and administrative expenses included RUB 65 million of expenses allocated to discontinued operations. For the six months ended June 30, 2012, selling, general and administrative expenses included RUB 57 million of expenses allocated to discontinued operations.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2012 was RUB 73 million, a decrease of 3%, or RUB 2 million, compared to the same period in 2011. This decrease was the net effect of a decrease of amortization of intangible assets by RUB 15 million, as a result of the full amortization of certain of those assets, and an increase of depreciation of fixed assets by RUB 14 million, due to new asset purchases and improvements.

Other non-operating gains and losses

Gain from disposal of subsidiaries

We had no gain from the disposal of subsidiaries for the six months ended June 30, 2012, as compared to a gain of RUB 5 million for the same period in 2011. In the first half of 2011, we sold SOOO OSMP-Tajikistan. No disposals of subsidiaries occurred in the six months ended June 30, 2012.

Other income

Other income for the six months ended June 30, 2012 was RUB 4 million, a decrease of 56%, or RUB 5 million, compared to the same period in 2011.

Other expenses

Other expenses for the six months ended June 30, 2012 were RUB 28 million, an increase of 47%, or RUB 9 million, compared to the same period in 2011. This increase was due to an increase in share of profit for the period attributable to non-controlling interests and accounted for as a liability in the six months ended June 30, 2012 of 85%, or RUB 11 million, to RUB 24 million, primarily relating to an increase in the share of profit from our subsidiary, Instant Payment LP. This increase was partially offset by a decrease in other expenses in 2012 of RUB 2 million.

Foreign exchange (loss) gain, net

Foreign exchange losses, net for the six months ended June 30, 2012 were RUB 7 million, an increase of RUB 22 million, compared to the same period in 2011. This increase was due to the appreciation of the ruble against the functional currencies of some of our international subsidiaries and against certain monetary assets held by Qiwi.

Share of loss of associates

Share in loss of associates for the six months ended June 30, 2012 was RUB 7 million, an increase of RUB 1 million, compared to the same period in 2011. This increase was due to an increase in losses of some of our associates.

Interest income

Interest income for the six months ended June 30, 2012 was RUB 13 million, an increase of RUB 11 million compared to the same period in 2011. This increase was primarily due to a loan issued by our subsidiary, OSMP, to our associate, K5 Retail LLC, in January 2012.

Income tax

Income tax for the six months ended June 30, 2012 was RUB 171 million, an increase of 86%, or RUB 79 million, compared to the same period in 2011. This increase was primarily due to an increase in pre-tax income. Our effective tax rate increased by approximately 6% for the six months ended June 30, 2012 as compared to the same period in 2011, due to an increase in non-deductable expenses, tax losses carried forward which were not recognized, and taxes on subsidiaries’ earnings.

Gain / (loss) from discontinued operations

Loss from discontinued operations for the six months ended June 30, 2012 was RUB 286 million, an increase of RUB 237 million, compared to the same period in 2011. This increase resulted from certain of our international operations being discontinued during the six months ended June 30, 2012 following our international expansion in 2011, which resulted in a loss from discontinued operations. In addition, we recognized impairment charges and loss on revaluation of held for sale assets to fair value upon their disposal in the amount of RUB 143 million in relation to the discontinuation of operations in the Ukraine, in certain early stage international businesses and in the Diomachin group, which manufactured parts for our kiosks. We also disposed of Master Loto. The disposition of Master Loto was not included in discontinued operations as the operations there were insignificant.

Non-controlling interests

Net profit for the year attributable to non-controlling interests was negative RUB 74 million for the six months ended June 30, 2012 and negative RUB 20 million for the six months ended June 30, 2011.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenue

Set out below are our revenues, by source, for the years ended December 31, 2010 and 2011, and as a percentage of total revenue:

	December 31,
	2010	2010	2011	2011
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	6,158	100.0	8,158	100.0
Payment processing fees	5,561	90.3	7,121	87.3
Revenue from advertising	278	4.5	262	3.2
Ancillary revenue	319	5.2	775	9.5

Revenue for the year ended December 31, 2011 was RUB 8,158 million, an increase of 32%, or RUB 2,000 million, compared to the same period in 2010. This increase was primarily due to an increase in payment processing fees, in particular for payments made through Qiwi Wallet, and the full year consolidation of Qiwi Bank in 2011, which we acquired in September 2010. Payment processing fees for the year ended December 31, 2011 were RUB 7,121 million, an increase of 28%, or RUB 1,560 million, compared to the same period in 2010. The increase in payment processing fees resulted from an increase in payment volumes in Qiwi Distribution by 13% from RUB 361 billion to RUB 408 billion. We increased the size of our Qiwi Distribution network, with an average number of active kiosks and terminals in December 2011 of 170,384 compared to 158,867 in December 2010. In Qiwi Wallet, we increased our payment volume by 145%, from RUB 27 billion to RUB 65 billion. The number of active Qiwi Wallet consumers increased from 6 million in the year ended December 31, 2010 to 8.1 million for the year ended December 31, 2011. Average annual payment volume per Qiwi Wallet increased from RUB 4,460 to RUB 8,028.

Advertising revenue for the year ended December 31, 2011 was RUB 262 million, a decrease of 6%, or RUB 16 million, compared to the same period in 2011. This decrease resulted from a reduction of advertising revenue from the Big Three MNOs, partially offset by the introduction of SMS advertising services and the growth in the number of our advertising customers.

Ancillary revenue for the year ended December 31, 2011 was RUB 775 million, an increase of 143%, or RUB 456 million, compared to the same period in 2011, due primarily to increased interest revenue from investments as a result of the acquisition of Qiwi Bank in September 2010, revenue from rent of space for terminals and interest revenue on agent’s overdrafts.

Operating expenses

Set out below are the primary components of our operating expenses for the years ended December 31, 2010 and 2011, and as a percentage of total revenue:

	December 31,
	2010	2010	2011	2011
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(3,751)	(60.9)	(5,573)	(68.3)
Transaction costs	(3,156)	(51.3)	(4,447)	(54.5)
Payroll and related taxes	(392)	(6.4)	(669)	(8.2)
Ancillary expenses	(203)	(3.2)	(457)	(5.6)
Selling, general and administrative expenses	(1,420)	(23.1)	(1,543)	(18.9)
Depreciation and amortization	(171)	(2.8)	(141)	(1.7)

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2011 was RUB 5,573 million, an increase of 49%, or RUB 1,822 million, compared to the same period in 2010. This increase was primarily due to an increase in transaction costs of 41%, or RUB 1,291 million, in the year ended December 31, 2011 compared to the same period in 2010, from RUB 3,156 million to RUB 4,447 million. We attribute this increase in transaction costs primarily to the increase in payment volumes in 2011, in part resulting from a promotional campaign run with MegaFon, which eliminated certain fees charged to consumers and compensated agents for their lost revenue from that elimination by increasing the merchant fee payable by MegaFon. This resulted in a significantly higher portion of transaction costs, as we passed these fees through to our agents.

Payroll and related taxes for the year ended December 31, 2011 were RUB 669 million, an increase of 71%, or RUB 277 million, compared to the same period in 2010, primarily as a result of payroll increases of RUB 79 million related to the full consolidation of Qiwi Bank in October 2010, increases in the average compensation of IT and other operational staff, and, to a lesser extent, in headcount.

Ancillary expenses for the year ended December 31, 2011 were RUB 457 million, an increase of 125%, or RUB 254 million compared to the same period in 2010. The increase in ancillary expenses primarily resulted from the introduction of subleasing terminal and kiosk spaces to agents in 2011.

Adjusted net revenue and segment net revenue

Adjusted net revenue for the year ended December 31, 2011 was RUB 3,254 million, an increase of 16%, or RUB 455 million, compared the same period in 2010. The increase in adjusted net revenue is primarily due to an increase in payment volumes of 22%, which was partially offset by a decline in average net revenue yield.

Segment net revenue for Qiwi Distribution for the year ended December 31, 2011 was RUB 2,494 million an increase of RUB 18 million, compared to the same period in the prior year. The increase in segment net revenue was driven by an increase in payment volume for Qiwi Distribution, partially offset by a decrease in average net revenue yield for Qiwi Distribution by 8 bps from 0.69% for the year ended December 31, 2010 to 0.61% for the year ended December 31, 2011. The decrease in average net revenue yield in Qiwi Distribution resulted primarily from a decline in net revenue from merchant fees as a percentage of volume by 13 bps partially offset by and increase of the consumer fees as a percentage of payment volume by 5 bps.

Segment net revenue for Qiwi Wallet for the year ended December 31, 2011 was RUB 690 million, an increase of 133%, or RUB 394 million, compared to the same period in 2010. The increase in segment net revenue was driven by an increase in payment volume, partially offset by a decrease of 6 bps in average net revenue yield for Qiwi Wallet, from 1.11% for the year ended December 31, 2010 to 1.05% for the year ended December 31, 2011. The decrease in average net revenue yield in Qiwi Wallet primarily resulted from an increase in costs associated with Qiwi Wallet consumers reloading their wallets partially offset by an increase in revenue from consumer fees as a percentage of payment volume. Specifically, the consumer fees as a percentage of payment volume increased by 113 bps, the merchant fees as a percentage of payment volume decreased by 54 bps while the reload costs as a percentage of payment volume increased by 50 bps.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2011 were RUB 1,543 million, an increase of 9%, or RUB 123 million, from the same period in 2010. This increase was primarily due to an increase in payroll and related taxes by 15%, or RUB 116 million, from RUB 772 million in the year ended December 31, 2010 to RUB 889 million in the year ended December 31, 2011, resulting from the full consolidation of Qiwi Bank in October 2010 and an increase in rent of premises and related utility expenses of

50%. These increases were partially offset by a decrease in bank service expense of RUB 68 million due to the acquisition of Qiwi Bank, and a decrease in advertising and related expenses of RUB 58 million due to a large-scale TV advertising campaign conducted in 2010. For the year ended December 31, 2011, selling, general and administrative expenses included RUB 141 million of expenses allocated to discontinued operations. For the year ended December 31, 2011, selling, general and administrative expenses included RUB 80 million of expenses allocated to discontinued operations.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2011 was RUB 141 million, a decrease of 18%, or RUB 30 million compared to the same period in 2010. This decrease resulted from certain intangible assets that became fully amortized in 2011, which was partially offset by additional depreciation and amortization in connection with additions to property and equipment and intangible assets in 2011.

Other non-operating gains and losses

Gain on bargain purchase

Gain on bargain purchase for the year ended December 31, 2011 was RUB 15 million, compared to no gain or loss in 2010. This increase was due to the acquisition of Instant Payments LP in December 2011.

Change in fair value of derivative financial assets

There was no change in fair value of derivative financial assets for the year ended December 31, 2011, a decrease from a change of RUB 9 million in the same period in 2010. This decrease was due to the re-measurement to fair value call options over the shares of a subsidiary and an associate in 2011 after entering into the respective call option agreements for no consideration subsequently to and separately from the acquisition of such subsidiary.

Other income

Other income for the year ended December 31, 2011 was RUB 10 million, a decrease of 52%, or RUB 11 million, compared to the same period in 2010. This decrease was primarily due to a decrease in the income from penalties for the year ended December 31, 2011 of 82%, or RUB 9 million, compared to the same period in 2010, and a decrease in other income for the year ended December 31, 2011 of 22%, or RUB 2 million, compared to the same period in 2010.

Other expenses

Other expenses for the year ended December 31, 2011 were RUB 73 million, an increase of 115%, or RUB 39 million, compared to the same period in 2010. This increase was primarily due to recognition of loss related to a discount on loans issued to related parties of RUB 31 million resulting from the remeasurement of a loan to fair value to adjust the discount granted to the market rate of interest. The loan arose in connection with the assignment of a lease deposit to our associate entity, Blestgroup Enterprises Ltd. as part of the transfer of our leasing operations to it.

Foreign exchange (loss) gain, net

Foreign exchange loss, net for the year ended December 31, 2011 was RUB 12 million, an increase of RUB 12 million compared to the same period in 2010. This increase was due to the exchange rate losses recognized between the dates dividends were declared and paid to our shareholders and, to a lesser extent, the effect of devaluation of the Belarusian ruble and the Kazakh tenge against the ruble, in which intercompany loans payable to the Company were denominated.

Share of loss of associates

Share in loss of associates for the year ended December 31, 2011 was RUB 23 million, compared to no loss in the same period in 2010. This increase was due to losses incurred by our associate, Blestgroup Enterprises Ltd.

Income tax

Income tax in for the year ended December 31, 2011 was RUB 241 million, an increase of 18%, or RUB 37 million, compared to the same period in 2010, primarily due to an increase in profits before taxes. Our effective tax rate increased from 25% in the year ended December 31, 2010 to 29% in 2011. This increase resulted primarily from higher non-deductible expenses in 2011 and, to a lesser extent, higher tax effect of foreign earnings arising from higher amount of earnings taxed in Russia in 2011.

Gain / (loss) from discontinued operations

Loss from discontinued operations for the year ended December 31, 2011 was RUB 156 million, an increase of 213%, or RUB 294 million, compared to a gain from discontinued operations during the same period in 2010. This loss was due to certain discontinued operations, following our international expansion in 2011, which resulted in significant losses in discontinued operations. In addition, the loss in 2011 was the result of a decline in revenues from Pay Kiosk of its sales of transaction recording devices for kiosks to agents after the completion of a transitional period upon introduction of the new law on electronic payment systems in Russia in 2010.

Non-controlling interests

Net loss attributable to non-controlling interests for the year ended December 31, 2011 was RUB 90 million compared to a profit of RUB 62 million for the same period in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenue

Set out below are our revenues, by source, for the years ended December 31, 2009 and 2010, and as a percentage of total revenue:

	December 31,
	2009	2009	2010	2010
	(in RUB million)	(% of revenue)	(in RUB million)	(% of revenue)
Revenue	5,910	100.0	6,158	100.0
Payment processing fees	5,458	92.4	5,561	90.3
Revenue from advertising	202	3.4	278	4.5
Ancillary revenue	250	4.2	319	5.2

Revenue for the year ended December 31, 2010 was RUB 6,158 million, an increase of 4%, or RUB 248 million, compared to the same period in 2009. This increase was primarily due to an increase in payments processing fees of 2%, or RUB 103 million, from RUB 5,458 million to RUB 5,561 million. The increase in payment processing fees was due to an increase in payment volumes in Qiwi Distribution of 9% from RUB 331 billion to RUB 361 billion. We increased the size of our Qiwi Distribution network, with an average amount of active kiosks and terminals of 158,867 for the year ended December 31, 2010 compared to 152,356 for the same period in 2009. In Qiwi Wallet, we increased our payment volume by 126% from RUB 12 billion to RUB 27 billion. The increase in payment volume was primarily driven by the increased use of our Qiwi Distribution and Qiwi Wallet network. Average payment volumes per Qiwi Wallet increased from RUB 1,985 to RUB 4,460. Nevertheless, the number of Qiwi Wallet users increased slightly from 5.94 million to 6 million because we introduced new fees to Qiwi Wallet consumers for topping up their phones using Qiwi Wallet at our kiosks.

Advertising revenue for the year ended December 31, 2010 was RUB 278 million, an increase of 38%, or RUB 76 million, compared to the same period in 2009. This increase was due to an increase in the volume of our advertising primarily with mobile operators.

Ancillary revenue for the year ended December 31, 2010 was RUB 319 million, an increase of 28%, or RUB 69 million compared to the same period in 2010, as a result of an increase in interest revenue resulting from the acquisition of Qiwi Bank in September 2010.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2009 and 2010, and as a percentage of total revenue:

	December 31,
	2009	2009	2010	2010
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(4,067)	(68.8)	(3,751)	(60.9)
Transaction costs	(3,549)	(60.0)	(3,156)	(51.3)
Payroll and related taxes	(293)	(5.0)	(392)	(6.4)
Ancillary expenses	(225)	(3.8)	(203)	(3.2)
Selling, general and administrative expenses	(1,079)	(18.3)	(1,420)	(23.1)
Depreciation and amortization	(173)	(2.9)	(171)	(2.8)

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2010 was RUB 3,751 million, a decrease of 8%, or RUB 316 million, compared to the same period in 2009. This decrease was primarily due to a decrease in transaction costs of 11%, or RUB 393 million, from RUB 3,549 million in the year ended December 31 2009 to RUB 3,156 million in the year ended December 31 2010, due to a decrease in the portion of merchant fees we passed on to our agents.

Payroll and related taxes for the year ended December 31, 2010 was RUB 392 million, an increase of 34%, or RUB 99 million, compared to the same period in 2009, as a result of the increase in IT and other operational staff in order to support our expanding operations, particularly in our Qiwi Wallet segment, increases in salary compensation to IT staff and the acquisition of Qiwi Bank in September 2010.

Ancillary expenses for the year ended December 31, 2010 was RUB 203 million, an increase of 10%, or RUB 22 million, compared to the same period in 2009, mostly due to a shift in our advertising revenue structure in favor of contracts with mobile operators, under which no payment fee to our agents is required.

Adjusted net revenue and segment net revenue

Adjusted net revenue for the year ended December 31, 2010 was RUB 2,799 million, an increase of 31% or RUB 663 million, compared to the same period in 2009. The increase in adjusted net revenue was primarily due to an increase in payment volumes of 13%, and an increase in the average net revenue yield in Qiwi Distribution, partially offset by a decline in the average net revenue yield in Qiwi Wallet.

Segment net revenue for Qiwi Distribution for the year ended December 31, 2010 was RUB 2,476 million, an increase of RUB 517 million, compared to the same period in 2009. The increase in segment net revenue was driven by an increase in payment volume for Qiwi Distribution and an increase in average net revenue yield in Qiwi Distribution of 10 bps from 0.59% for the year ended December 31, 2009 to 0.69% for the year ended December 31, 2010. The increase in average net revenue yield for Qiwi Distribution was primarily due to a larger reduction of transaction costs we owed to agents relative to the decline in our merchant fees. Specifically merchant fees as a percentage of payment volume decreased by 16 bps, while the commissions to agents as a percentage of payment volume decreased by 20 bps and the consumer fees as a percentage of payment volume increased by 2 bps.

Segment net revenue for Qiwi Wallet for the year ended December 31, 2010 was RUB 296 million, an increase of RUB 139 million, compared to the same period in 2009. The increase in segment net revenue was driven by an increase in payment volume for Qiwi Wallet, partially offset by a decrease in average net revenue yield by 22 bps from, 1.33% for the year ended December 31, 2009 to 1.11% for the year ended December 31, 2010. The decrease in average net revenue yield in Qiwi Wallet primarily resulted from a decrease in consumer fees as a percentage of payment volume by 33 bps.

Selling, general and administrative expenses

Selling, general and administrative expenses in for the year ended December 31, 2010 were RUB 1,420 million, an increase of 32%, or RUB 341 million, compared to the same period in 2009. This increase was primarily due to an increase in payroll and related taxes of 43%, or RUB 232 million, from RUB 540 million in the year ended December 31, 2009 to RUB 772 million in the year ended December 31, 2010, resulting from an increase in headcount, average compensation to senior management. Selling, general and administrative expenses also increased as a result of an increase in advertising and related expenses of 60%, or RUB 77 million, from RUB 128 million in the year ended December 31, 2009 to RUB 205 million in the year ended December 31, 2010, due to a large-scale TV advertising campaign focused on the Qiwi brand carried out in 2010, which was not undertaken in 2009. For the year ended December 31, 2010, selling, general and administrative expenses included RUB 80 million of expenses allocated to discontinued operations. For the year ended December 31, 2009, no expenses selling, general and administrative expenses were allocated to discontinued operations.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2010 was RUB 171 million, an increase of 1%, or RUB 2 million, compared to the same period in 2009. This decrease resulted primarily from the change in the estimate of the useful life of certain intangible assets, resulting in a decline in their respective amortization charge, partially offset by an increase in depreciation charge associated with the assets acquired with Qiwi Bank.

Other non-operating gains and losses

Change in fair value of derivative financial assets

Change in fair value of derivative financial assets for the year ended December 31, 2010 was RUB 9 million, compared to no change in the same period in 2009. This increase was due to re-measuring to fair value call options over shares of a subsidiary and an associate in 2010 after entering into the respective call option agreements for no consideration, while no assets were accounted for at fair value in 2009.

Other income

Other income for the year ended December 31, 2010 was RUB 21 million, an increase of 75%, or RUB 9 million, compared to the same period in 2009. This increase was primarily due to an increase in the income from penalties for the year ended December 31, 2010 of RUB 11 million compared to 4 million for the year ended December 31, 2009, an increase in income from penalties by RUB 7 million, and an increase in other income by RUB 1 million.

Other expenses

Other expenses for the year ended December 31, 2010 was RUB 34 million, an increase of 26%, or RUB 7 million, compared to 2009, from RUB 27 million to RUB 34 million. This increase was primarily due to an increase in share of loss/(profit) for the period attributable to non-controlling interest and accounted for as a liability of RUB 21 million in the year ended December 31, 2010. This increase was partially offset by a decrease in other expenses in the year ended December 31, 2010 of RUB 14 million.

Foreign exchange (loss) gain, net

Foreign exchange loss, net for the year ended December 31, 2010 was negative RUB 0.3 million, a decrease of 100%, or RUB 14 million, compared to the same period in 2009. This decrease was due to foreign exchange translation losses resulting from appreciation of the ruble against the currencies of the countries in which our international subsidiaries operate and losses related to the payment of dividends to our shareholders in US dollars.

Interest income

Interest income for the year ended December 31, 2010 was RUB 5 million, a decrease of 62%, or RUB 8 million, compared to the same period in 2009. This decrease was due to the reclassification of interest income earned on short-term deposits, short-term investments and banking loans as interest revenue after the acquisition of Qiwi Bank in September 2010, when this became our primary revenue-generating activity.

Interest expense

Interest expense for the year ended December 31, 2010 was RUB 2 million, a decrease of 33%, or RUB 1 million, from the same period in 2009. This decrease was primarily due to a decline in interest rates of borrowings provided to international subsidiaries by their non-controlling shareholders.

Income tax expense

Income tax expense for the year ended December 31, 2010 was RUB 204 million, an increase of 44%, or RUB 62 million, compared to the same period in 2009. This increase was primarily due to an increase in pre-tax income. Our effective tax rate remained relatively constant, increasing by approximately 0.4%.

Gain / (loss) from discontinued operations

Gain from discontinued operations for the year ended December 31, 2010 were RUB 138 million, an increase of RUB 133 million, compared to the same period in 2009. This increase was due to significant income generated by Pay Kiosk in 2010 as a result of an increase in revenue from sales of transaction recording devices to agents as a result of the introduction of the new law on electronic payment systems in Russia in 2010.

Non-controlling interests

Net profit for the year attributable to non-controlling interests for the year ended December 31, 2010 was RUB 62 million, an increase of RUB 67 million compared to the same period in 2009, as a result of significant income generated by Pay Kiosk in 2010, which was partially allocated to non-controlling interests.

Seasonality

Our Qiwi Distribution segment, which accounted for 64% of our total revenues in the six months ended June 30, 2012, has experienced in the past, and is expected to continue to experience, seasonal fluctuations in revenue as a result of consumer spending patterns. Historically our revenues have been strongest in our third and fourth quarters, and weakest in our first quarter. This is due to the increase in payment volumes around the Russian Christmas and New Year holidays. Given the significant growth in Visa Qiwi Wallet, we are unable to determine yet whether it exhibits any seasonality.

Quarterly financial information

The following tables present our unaudited consolidated quarterly results of operations and our unaudited consolidated cash flow data for the six consecutive quarters ended June 30, 2012. You should read the following tables together with our consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements.

Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

Consolidated Statement of Operations

	Three months ended
(in RUB millions)	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012
Revenue	1,620	1,835	2,384	2,319	1,913	2,114
Cost of revenue	1,055	1,197	1,698	1,623	1,245	1,329
Selling, general and administrative expenses	372	341	370	460	414	353
Depreciation and amortization	43	32	33	33	39	34
Profit from operations	150	265	283	203	215	398
Gain on bargain purchase	–	–	–	15	–	–
Gain from disposal of subsidiaries	–	5	–	2	–	–
Other income	2	6	1	–	2	2
Other expenses	(9)	(10)	(10)	(44)	(27)	(1)
Change in investments fair value	–	–	–	–	–	–
Foreign exchange (loss) gain, net	(5)	(11)	7	(3)	(27)	34
Share of loss of an associates	–	(6)	(8)	(9)	(1)	(6)
Interest income	1	–	1	4	9	4
Interest expense	–	–	(1)	(3)	–	(3)
Profit before tax from continuing operations	139	249	273	165	171	428
Income tax expense	(41)	(51)	(96)	(52)	(50)	(121)
Net profit from continuing operations	98	198	177	113	121	307
Loss from discontinued operations	(23)	(25)	(67)	(41)	(50)	(236)
Net profit	75	173	110	72	71	71
Attributable to:
Equity holders of the parent	86	182	139	113	96	120
Non-controlling interests	(11)	(9)	(29)	(41)	(25)	(49)

Liquidity and capital resources

Our principal sources of liquidity are cash on hand, deposits received from agents and consumers, and revenues generated from our operations.

Our principal needs for liquidity have been, and will likely continue to be, deposits with merchants and other working capital items, capital expenditures and acquisitions. Although our current liabilities generally exceed our current assets, we believe that our working capital is sufficient to meet our current obligations since we do not expect our agents to withdraw their deposits in the short term.

Our balance of cash and cash equivalents for the six months ended June 30, 2012 was RUB 3,728 million compared to RUB 8,810 million as of December 31, 2011, RUB 6,892 million as of December 31, 2010, and RUB 2,112 million as of December 31, 2009. Cash and cash equivalents comprise cash at banks and cash on hand and short-term deposits with an original maturity of three months or less.

An important part of our credit risk management and payment settlement strategy in Qiwi Distribution relies on deposits we receive from agents in advance for payments made through the kiosks. When a payment is made through a kiosk, we offset these deposits against the payments we make to the merchant. For certain agents with whom we have long and reliable relationships, we provide limited credit support for processing payments.

Similarly, certain of our merchants (primarily the Big Three MNOs) request that we make deposits with them in relation to payments processed through our kiosks. Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of June 30, 2012, deposits received from agents and individual customers were RUB 3,610 million, compared to RUB 7,926 million as of December 31, 2011, RUB 7,254 million as of December 31, 2010, and RUB 7,291 million as of December 31, 2009. As of June 30, 2012, deposits issued to our merchants were RUB 196 million, compared to RUB 1,183 million as of December 31, 2011, RUB 618 million as of December 31, 2010, and RUB 4,840 million as of December 31, 2009.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing system and the acquisition and development of software that we use in operations. We expect that our capital expenditures (purchases of property, equipment and intangible assets) in the second half of 2012 will be approximately RUB 40 million. Capital expenditures were RUB 32 million for the six months ended June 30, 2012, RUB 85 million for the six months ended June 30, 2011, RUB 139 million for the year ended December 31, 2011, RUB 154 million for the year ended December 31, 2010, and RUB 111 million for the year ended December 31, 2009.

Cash Flow

The following table summarizes our cash flows for the years ended 2009, 2010 and 2011 and the six month period ended June 30, 2011 and 2012:

	December 31,			June 30,
	2009	2010	2011	2011	2012
	(in RUB million)
Net cash flow from operating activities	1,026	6,519	2,049	(4,607)	(3,932)
Net cash flow from investing activities	(78)	(1,352)	339	389	(859)
Net cash flow used in financing activities	(378)	(375)	(472)	(37)	(263)
Effect of exchange rates on cash and cash equivalents	(3)	(12)	3	2	7
Net increase/(decrease) in cash and cash equivalents	567	4,780	1,919	(4,253)	(5,047)
Cash and cash equivalents at the beginning of the period	1,545	2,112	6,892	6,892	8,810
Cash and cash equivalents at the end of the period	2,112	6,892	8,810	2,639	3,763
Including cash and cash equivalents from discontinued operations					35

Cash flows from operating activities

Net cash used in operating activities for the six months ended June 30, 2012 was RUB 3,932 million, compared to RUB 4,607 for the same period in 2011. The primary driver for the decrease in cash used in operating activities is the decrease in deposits received from agents in the amount of RUB 4,799 million from RUB 6,605 million as of December 31, 2011 to RUB 1,804 million as of June 30, 2012. We generally generate negative cash flow from operating activities in the first six months of the year due to seasonality as we receive higher deposits from agents immediately before the end of the calendar year to ensure consumer payments can be made during New Years’ holiday and a change in timing of payment of deposits with larger merchants immediately prior to year-end 2011 and a return of these deposits during the six months ended June 30, 2012.

Net cash flows from operating activities for the year ended December 31, 2011 was RUB 2,049 million, compared to RUB 6,519 million for the year ended December 31, 2010, due primarily to a change in the policy of deposits with significant merchants in 2010 after the acquisition of Qiwi Bank in September 2010, which resulted in a decrease in trade and other receivables of RUB 5,350 million. Following the acquisition of Qiwi Bank, we now place significant deposits with the CBR over the New Years’ holidays, which are classified as cash and cash equivalents and debt instruments, while previously this cash was placed as deposits with merchants. The decrease in operating cash flows was also influenced by an increase in amounts due to customers due to deposits placed with Qiwi Bank by related parties in the end of 2010 compared to a relatively small increase in such amounts in 2011. These decreases were partially offset by an increase in payables to merchants and an increase in the amounts of deposits received from individuals due to growth of Qiwi Wallet in 2011 of RUB 586 million and a decrease resulting from changes in the lease deposit of RUB 713 million.

Net cash flows from operating activities for the year ended December 31, 2010 were RUB 6,519 million, compared to RUB 1,026 million for the same period in 2009, due primarily to the reduction of deposits with merchants by RUB 6,449 million, which was partially offset by a decrease in payables to merchants by RUB 1,219 million. We deposited part of the cash generated with the CBR and invested part in debt instruments in 2010. Cash flows from operating activities also increased by RUB 596 million as a result of deposits by related parties with Qiwi Bank after its acquisition in September 2010. In addition, our operational profitability increased, which was partially offset by a significant prepayment of income tax in 2010. The above was partially offset by the effect of a payment of a lease deposit of RUB 487 million under an agreement with a chain of retail stores, in connection with which we began subleasing renting space for kiosks to our agents.

Cash flows from investing activities

Net cash used in investing activities for the six months ended June 30, 2012 was RUB 859 million, compared to net cash flows from investing activities of RUB 389 million for the same period in 2011. The increase in net cash used in investing activities was primarily due to investment purchases.

Net cash flows from investing activities for the year ended December 31, 2011 was RUB 339 million, compared to net cash used of RUB 1,352 million for the same period in 2010. The increase in net cash flows from investing activities was primarily due to RUB 1,315 million net outflow from investments in debt instruments in 2010 compared to a net inflow of RUB 509 million in 2011. This change in net cash inflows was partially offset by reduction in cash flows from acquisitions of shares in subsidiaries. In 2010, there was an inflow of RUB 132 million resulting from excess of cash held by Qiwi Bank over the consideration paid for its acquisition in 2010 compared to an insignificant cash effect of acquisitions in 2011.

Net cash used in investing activities for the year ended December 31, 2010 was RUB 1,352 million, compared to net cash used in investing activities of RUB 78 million for the same period in 2009. This increase in net cash flows from investing activities was primarily due to significant investments in debt instruments in 2010 of RUB 1,315 million net outflow compared to a RUB 63 million cash inflow in 2009. This was partially offset by the effect of excess of cash held by Qiwi Bank over consideration paid for the acquisition of RUB 132 million compared to a RUB 27 million net cash outflow from acquisitions in 2009.

Cash flows used in financing activities

Net cash used in financing activities for the six months ended June 30, 2012 was RUB 263 million, compared to RUB 37 million for the same period in 2011. The increase in net cash used in financing activities was primarily due to the payment of a higher amount of dividends to our shareholders, payment by our subsidiaries of dividends to non-controlling interests and the repayment of overdraft facilities.

Net cash used in financing activities for the year ended December 31, 2011 was RUB 472 million, compared to RUB 375 million for the same period in 2010. The increase in net cash used in financing activities was primarily due to an increase in dividends paid to our shareholders and to non-controlling interests, a reduction in proceeds from the disposal of non-controlling interests, and a reduction in short-term borrowings.

Net cash used in financing activities for the year ended December 31, 2010 was RUB 375 million, compared to net cash used in investing activities of RUB 378 million for the same period in 2009. Dividends paid to our shareholders, payment by our subsidiaries of dividends to non-controlling interests remained relatively constant in 2009 and 2010. Proceeds from disposals of non-controlling interests increased RUB 30 million in 2010 as a result of the sale of Instant Payments LP, TOB OSMP and Colorstar Management Ltd.

Borrowings

As of June 30, 2012, our outstanding borrowings consisted of loans to our subsidiaries from non-controlling shareholders of RUB 48 million and other borrowings of RUB 1 million.

On September 6, 2012, OSMP entered into two short-term facility agreements of up to RUB 400 million and RUB 500 million with a commitment fee payable of 0.65% per annum, and interest payable on amounts drawn and outstanding at 10.3% and 10.2% per annum, respectively. The facilities are guaranteed by our chief executive officer.

Tabular Disclosure on Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Total	less than one year	one to three years	three to five years	more than five years
	(in RUB millions)
Long-term debt obligations	205	129	58	19	–
Operating lease obligations	623	95	140	144	244
Total contractual obligations	829	224	198	163	244

Other non-current liabilities at December 31, 2011 primarily include RUB 12,508 thousand of non-controlling interests that were classified as liabilities because the other participants of those limited liability companies have the right to require us to repay their share in net assets, and RUB 8,273 thousand representing put options over a non-controlling interest in a subsidiary, because the other participants in these subsidiaries can exercise their right to require us to purchase their stake in such subsidiaries at any time. The timing of potential settlement of these liabilities representing non-controlling interest, if claimed by the non-controlling shareholders in our subsidiaries, is out of our control and it is, therefore, uncertain. The put option over non-controlling interest is recorded at the estimated redemption amount and can be exercised any time from October to December 2013.

Critical accounting policies and significant estimates

We prepare our consolidated financial statements in accordance with IFRS, which require us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. The most significant estimates relate to the recognition of revenue, assessment of the useful life of property and equipment, assessment of the useful life of intangible assets, determination of the fair values of assets and liabilities acquired in business combinations, impairment of goodwill and intangible assets with indefinite lives, allowance for deferred tax assets, and impairment of loans and receivables. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue recognition

We exercise significant judgment in reaching a conclusion about our accounting policy for gross versus net reporting of payment processing fees and related transaction costs.

A merchant fee, when it is charged, is recorded gross of related costs, because we (i) are the primary obligor as we undertake to transfer the customer payment to the merchant using our payment processing system; (ii) we negotiate and ultimately set the commission rate receivable from a merchant; and (iii) we bear credit risk in most of the cases, unless the payment is made from a deposit made with our group.

A consumer fee, when it is charged on payments made by consumers through kiosks and terminals, is reported net of any fees payable to or retained by agents. This is because, although we are the primary obligor, we do not have any discretion over the ultimate commission set by the agent as a kiosk or terminal owner to the customer, we do not have readily available information about the gross commission, and we are only exposed to the net amount of commission payable to us by the agent.

A consumer fee collected through mobile operators and other payment methods is reported gross of related transaction costs. Such payments are made by consumers through our website or an application using a unique user login and password, and are called electronic payments. In contrast with the consumer fee collected through kiosks and terminals, we, being a primary obligor in electronic payment transactions, also set the consumer fee, although credit risk for these transactions is limited. Thus, we have concluded that our ability to control the consumer fee for electronic payments is a key differentiator from the customer fees on payments collected through our kiosks and terminals.

Useful life of property and equipment

We assess the remaining useful lives of items of property and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of property and equipment and on depreciation recognized in profit or loss.

Useful life of intangible assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is the fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and assessed for impairment whenever there is an indication that the intangible asset may be impaired. We assess the remaining useful lives of intangible assets at each reporting date, unless the useful life is indefinite. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of intangible assets and on the amount of amortization expenses recognized in profit or loss. In particular, we have revised the useful life of e-port software and trademarks within the period of 2009 to 2011. The effect of software useful lives changes was in 2011 a gain amounting to 17 million (2010: a gain amounting to RUB 26 million; 2009: a loss amounting to 30 million). There was no the effect in change of trademark useful lives in 2011 (2010: nil; 2009: a gain amounting to RUB 23 million). These changes were mainly driven by the revision of our plans of merger of e-port and OSMP, including the merger of the brand and the processing system, which were significantly revised in 2011, 2010 and 2009.

Fair values of assets and liabilities acquired in business combinations

We recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions.

Impairment of goodwill and indefinite-lived intangible assets

In order to determine whether the goodwill and indefinite-lived intangible assets are impaired, it is necessary to estimate the value in use of the cash-generating units to which the goodwill and indefinite-lived intangible assets are allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit, or CGU, and to choose a suitable discount rate in order to calculate the present value of those cash flows, and hence such estimates are subject to uncertainty. Based on the discounted cash flow valuations performed in 2011, 2010 and 2009, we concluded that for all CGUs the recoverable amount is in excess of the respective carrying amounts, except RUB 3 million impairment recorded for other CGU in 2010, and RUB 8 million recorded in 2011 for Pay Kiosk CGU (disposed in 2012). The pre-tax discount rate used for all CGU’s the most recent test was 18.96%, and the terminal growth rate was 2%.

Deferred tax assets

The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income against which the deductible temporary differences can be utilized. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. The carrying amounts of deferred tax assets were RUB 107 million as of June 30, 2012, RUB 98 million as of December 31, 2011, RUB 108 million as of December 31, 2010, and RUB 55 as of December 31, 2009 net of allowances of RUB 3 million as of June 30, 2012, RUB 57 million which was recorded at December 31, 2011, RUB 13 million as of December 31, 2010, and RUB 4 million as of December 31, 2009 to reduce the amount of deferred tax assets to the recoverable amounts.

The allowance relates to deferred tax assets which were not recorded because we do not expect to realize certain of our tax loss carry forwards in the foreseeable future.

Impairment of loans and receivables

Our management maintains a reserve for impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, our management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

Off-Balance Sheet Items

We do not have any off-balance sheet financing arrangements.

Quantitative and Qualitative Disclosure about Market Risk

The main risks that could adversely affect our financial assets, liabilities or future cash flows are interest rate risk, foreign exchange risk, liquidity and capital management risks and credit risk. Our management reviews and supports policies for managing each of the risks summarized below.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. Our income and operating cash flows are substantially independent of changes in market interest rates, because we have no significant interest-bearing assets or liabilities except for borrowings with a fixed interest rate.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in our statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

As of December 31, 2009, 2010 and 2011, our net assets in foreign currencies were not significant. Taking into account the structure of our net assets and the exchange rates fluctuations in 2009, 2010 and 2011, we evaluated foreign exchange risk as not significant.

Liquidity risk and capital management

We use cash from shareholders’ contributions, have sufficient cash and do not have any significant outstanding debt other than interbank debt with short maturities (classified as due from banks). Deposits received from agents are also due on demand, but are usually offset against future payments processed through agents. We expect that agents’ deposits will continue to be offset against future payments.

According to the requirements of the CBR, Qiwi Bank’s capital calculated based on Russian accounting standards may not be less than 10% of assets adjusted by risk. As of June 30, 2012, Qiwi Bank’s capital as a percentage of assets adjusted by risk was 26.6% as compared to 46.4% as of December 31, 2011 and 40.58% as of December 31, 2010, which exceeded the required level in each respective period. Qiwi Bank monitors the fulfillment of these requirements on a daily basis and sends a report to CBR on a monthly basis. During 2010, 2011, and 2012 Qiwi Bank met the capital adequacy requirements of the CBR.

As of June 30, 2012, the capital adequacy coefficient adjusted by risk calculated in accordance with the Basel Accord agreement was 42%, as compared with 114% as of December 31, 2011 and 140% as of December 31, 2010, which exceeded the minimum level established by the agreement of 8%.

We manage our capital structure and make adjustments to it in light of changes in economic conditions. Capital includes share capital, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, we may return capital to shareholders or issue new shares. The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments.

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Long-term and short-term borrowings	57	–	14	43
Trade and other payables	6,964	6,964	–	–
Amounts due to customers and amounts due to banks	640	640	–	–

Total as of June 30, 2012	7,661	7,604	14	43

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Long-term and short-term borrowings	190	–	122	68
Trade and other payables	11,094	11,094	–	–
Amounts due to customers and amounts due to banks	1,392	1,392	–	–

Total as of December 31, 2011	12,676	12,486	122	68

Credit risk

Financial assets, which potentially subject us and our subsidiaries and associates to credit risk, consist principally of trade receivables, loans issued, cash and cash equivalents, short-term investments. We sell services on a prepayment basis or ensure that our receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. We usually do not require collateral to extend credit to our customers.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables. The table below demonstrates the largest counterparties’ balances and revenues, as a percentage of respective totals:

Concentration of credit risks by main counterparties, % from total amount	Trade and other receivables			Revenue
	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	2009	2010	2011
Top 5	74%	33%	41%	60%	58%	45%
Others	26%	67%	59%	40%	42%	55%

Collection of receivables could be influenced by economic factors. Management believes that there is no significant risk of loss to us beyond the allowance already recorded.

THE PAYMENT SERVICES MARKET IN RUSSIA AND KAZAKHSTAN

Russia and Kazakhstan are large economies experiencing rapid economic growth, where the payment infrastructure is primarily cash-based. Electronic payments, including bank transfers and credit, debit and other payment cards, are still developing and have not yet been fully adopted by consumers and merchants alike. The QIWI payment system, through its self-service kiosks and virtual wallets, offers payment services that can link otherwise disconnected consumers to merchants, both online and offline, in these markets.

The Macroeconomic Environment and Consumer Spending in Russia and Kazakhstan

According to the International Monetary Fund, or IMF, Russia was the ninth most populous country and the ninth largest economy in 2011, with a population of 142 million and nominal GDP of 5,437 RUB billion. Russia’s nominal GDP experienced a compound annual growth rate, or CAGR, of 13.3% from 2006 through 2011 and its real GDP experienced a CAGR of 2.8% over the same period. The IMF expects continued strong growth going forward. Russia has also experienced a low unemployment rate of 6.6% in 2011, and unemployment is expected to decline according to Edgar Dunn & Company. Concurrently, according to Edgar Dunn & Company there was significant growth in personal disposable income per capita in 2011 with a projected increase in household consumption from 2012 to 2016. These factors contribute to increased levels of disposable income and greater capacity to spend for the Russian consumer.

Kazakhstan, a member of the CIS and a country that has traditionally demonstrated strong ties to Russia, had a population of 16.7 million and a nominal GDP of $186 billion in 2011. It is also expected to enjoy rapid economic growth, with a forecasted 10.3% CAGR of its nominal GDP and 6% of CAGR of its real GDP from 2011 to 2016 according to the IMF.

Growth in the Russian Payment Services Market

In January 2012, Euromonitor International estimated the size of the Russian consumer payments market to be 23,013 RUB billion in 2011. It is composed of several key segments, including mobile and other telecommunications services, consumer loan payments, ecommerce, and utilities. According to Euromonitor International, the market grew rapidly, at an 8.2% CAGR from 2009 to 2011, and is expected to continue growing at a 5.2% CAGR from 2011 to 2013. Cash is currently the preferred consumer payment method in Russia, accounting for approximately 94% of payment volume according to Edgar Dunn & Company. For Kazakhstan, cash constitutes an even higher portion of payment volume at approximately 97%.

Euromonitor International estimates that cash will remain the dominant payment method in Russia for the next several years and predicts that cash will constitute approximately 87% of the market in 2016. Russia’s reliance on cash as the primary method of payment is driven by the following factors:

•

Underdeveloped payments infrastructure – Russia lacks payment terminals compatible with credit and debit cards, especially in smaller cities. The projected number of payment terminals per 100,000 people in Russia in 2014 is expected to be less than a third of the current number of payment terminals per 100,000 people in the U.S., according to Edgar Dunn & Company. As such, cash is the most convenient payment method even for consumers with access to financial services.

•

Low usage of cards amongst Russian consumers – While debit card issuance is on par with the U.S., according to Edgar Dunn & Company over 85% of all debit card transactions were for ATM cash withdrawals in 2011, demonstrating low usage of cards for purchases amongst Russian consumers.

Although cash is the primary means of payment in Russia and Kazakhstan, due to the rapid growth of the Internet and ecommerce in Russia, facilitating payments to internet merchants is becoming increasingly important. The total volume of ecommerce in Russia is expected to grow from 222 RUB billion in 2009 to 1,095 RUB billion in 2017 according to J’Son & Partners Consulting. According to Edgar, Dunn & Company, the number of Internet users in Russia has increased significantly from 9.2 million to nearly 70 million between 2000 and 2011, representing 6% and 48% of the Russian population, respectively, and is expected to continue to grow, with almost 70% of Russians expected to have Internet access by 2015. The number of Russians purchasing goods and services online is forecasted to increase from 16.3 million in 2011 to 28.3 million by 2015. Furthermore, with rapidly increasing smartphone penetration, Russian internet subscribers are able to access the Internet at any time, in any place, thereby increasing time spent online and potential consumption.

The tables below show the historical, estimated and forecasted number of internet users in Russia for 2009 through 2016 and transaction volume for online shops in Russia for 2009 through 2017.

Internet users in Russia (mm)
Actual	EIU estimate		CAGR	Forecast					CAGR
2009A	2010E	2011E	’09 –’11	2012F	2013F	2014F	2015F	2016F	’12 –’16
41.2	60.9	69.3	29.7%	76.6	81.7	86.1	89.8	93.0	5.0%

Source: Economic intelligence Unit and Edgar, Dunn and Company

Transaction volume of online shops in Russia, 2009–2017 (RUB bn)
Actual			CAGR	Forecast						CAGR
2009A	2010A	2011A	’09 –’11	2012E	2013F	2014F	2015F	2016F	2017F	’12 –’17
222	304	385	31.6%	503	611	715	820	945	1,095	16.8%

Source: J’son & Partners Consulting

Due to Russia’s continued reliance on cash and growing payments for ecommerce merchants, there is a need in the market for a payment solution that can connect consumers to merchants, both offline and online, in a convenient and secure way. We believe that this need is met by kiosk and virtual wallet providers who have the capability to accept cash through their kiosk networks, convert it into digital form and enable efficient electronic payments for goods and services for both ecommerce and offline merchants and service providers.

Kiosk market

Kiosks are cash-accepting self-service terminals where consumers can make payments for utility bills, mobile phone bills and reloads, money transfers, and other goods and services. According to Edgar, Dunn & Company, kiosks are popular among utility, mobile and other companies as they reduce payment time, reach a wider consumer segment particularly in distant geographies and provide information to consumers. Kiosks only require one square meter of floor space, a power source and either a phone or internet connection, and can therefore be located in a range of convenient locations, both in areas of foot-traffic or in remote areas of Russia to fill the financial services gap. According to J’Son & Partners Consulting, the number of non-bank kiosks in Russia is estimated at approximately 227,900 and in Kazakhstan at approximately 16,200. According to Edgar, Dunn and Company the number of Russians using kiosks to make payments, including utility bills, mobile and landline telephone payments, loan payments, virtual wallet reloads, payments to government entities and for internet shopping, increased from 39% to 67% between 2010 and 2012. According to J’Son & Partners Consulting, the total transaction volume of payments through non-bank kiosks in projected to grow from 729 RUB billion in 2011 to 875 RUB billion in 2017. Kiosks are also gaining popularity with online banks, virtual wallet providers and money transfer operators as a channel to enable online payments, domestic transfers and cross-border remittances. Some kiosk operators are further looking to using their network to expand into value added services such as advertising.

While there are a number of companies in the kiosk industry in Russia and Kazakhstan, we have a significant market share along with CyberPlat and RBK. Banks have previously tried to compete with kiosks using their ATM networks to provide additional functionalities such as bill payments and money transfer.

However, according to Edgar Dunn & Company, the average cost (direct and indirect) of installing an ATM is typically significantly higher than that of installing a kiosk terminal, leaving the banks at a distinct disadvantage in terms of cost to expand their networks. In some cases, the cost of installing an ATM can be as high as $55,000 compared to $2,500 to install a kiosk.

The tables below show the historical, estimated and forecasted transaction volumes for non-bank kiosks in Russia and Kazakhstan between 2009 and 2017.

Non-bank kiosk transaction volume in Russia (Rub mm)
Actual			CAGR	Forecast						CAGR
2009A	2010A	2011A	’09 –’11	2012E	2013F	2014F	2015F	2016F	2017F	’12 – ‘17
580	660	729	12.1%	762	791	816	838	858	875	2.8%

Non-bank kiosk transaction volume in Kazakhstan (Rub mm)
Actual			CAGR	Forecast						CAGR
2009A	2010A	2011A	’09 – ’11	2012E	2013F	2014F	2015F	2016F	2017F	’12 – ’17F
22	30	41	36.8%	59	66	76	86	97	108	13.1%

Source: J’son & Partners

Virtual wallet market

Virtual wallets are Internet-based digital accounts that enable end-customers and merchants to store funds, transact with third parties and transfer money online using local and international payment methods.

The Russian virtual wallet market emerged in the late 1990s with the proliferation of the Internet. Benefiting from the growth and adoption of the Internet, the Russian virtual wallet market grew to a 163.3 RUB billion of transaction volume in 2011 according to J’Son & Partners Consulting. The first key player in the market was WebMoney, which was established in 1998, followed by Yandex Money in 2002. We entered the virtual wallet market in 2007 and have since become one of the three leading players along with WebMoney and Yandex Money. WebMoney, Yandex Money and QIWI together captured over 90% of the virtual wallet market in 2011, according to J’Son & Partners Consulting.

According to J’Son & Partners Consulting, virtual wallet volume in Russia is expected to increase by over 300% to 686.6 RUB billion in 2017. Market growth for virtual wallet has been driven by the overall growth in consumer payments, proliferation of the Internet and ecommerce and increased consumer sophistication, and further penetration in electronic payments. Consumers have adapted to making electronic payments for a wide range of products, including utilities, games and for-fee services in social networks.

The table below shows historical and forecasted transaction volume for virtual wallets in Russia between 2008 and 2017.

Virtual wallet transaction volume, 2008–2017 (RUB bn)
Actual				CAGR	Forecast						CAGR
2008A	2009A	2010A	2011A	’08 –’11	2012F	2013F	2014F	2015F	2016F	2017F	’13 –’17
20	44	82	163	101.2%	281	389	477	554	624	687	19.6%

Source: J’son & Partners Consulting

According to Edgar Dunn & Company, virtual wallets in 2011 constituted only 13% of online payments in Russia with cash on delivery, payment cards, post office payments, bank transfers, SMS payments and others comprising the other 87%. According to J’son & Partners Consulting and Edgar Dunn & Company virtual wallets will further penetrate the online payments market. Coupled with the fact that online payments are expected to grow significantly, we expect the increased penetration to result in even faster growth for virtual wallets.

We believe that several developing countries, especially in the CIS, share similar dynamics with Russia and Kazakhstan in terms of cash usage, electronic payment adoption, ecommerce growth and virtual wallets adoption. We believe that such dynamics increase the opportunity for us to replicate our infrastructure in those countries.

BUSINESS

Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We have deployed over 9 million virtual wallets, over 169,000 kiosks and terminals, and enabled over 27,000 merchants to accept over RUB 30 billion cash and electronic payments monthly from over 50 million consumers using our network at least once a month. Our consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably. We believe the complementary combination of our physical and virtual payment services provides differentiated convenience to our consumers and creates a strong network effect that drives transaction volume across our business. Our extensive network of interactive Qiwi kiosks also enables us to provide advertising services, and the billions of transactions we process annually allow us to collect and analyze valuable data, which we monetize by providing value added services. We believe that our leading market position, proprietary network and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and consumer segments that are largely cash-based and lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments. For example, according to Edgar, Dunn & Company, Russia remains a cash-dominated society for retail consumer payments with approximately 94% of the value of payments exchanged in cash in 2011, while the penetration of electronic payment services, such as credit and debit cards and point of sale terminals, significantly lags behind more developed economies. We help consumers and merchants connect more efficiently in these markets by providing an integrated network of kiosks and terminals, virtual wallets and payment services that enable consumers to deposit cash, convert it into a digital form and remit the funds to a virtual wallet, a variety of Visa-branded prepaid cards or any merchant in our network quickly and securely – for example, to pay bills, add minutes to their mobile phones, purchase transportation and tickets, shop online or at a retail store, buy digital services or send money to a friend or relative.

Our platform provides simple and intuitive user interfaces, convenient access and best-in-class services combined with the reputation and trust associated with the Qiwi brand. The payments processed on our network are typically very small with a limit of RUB 15,000 per transaction and, since they are primarily funded with cash, consumers do not have to undergo a lengthy registration process to execute most transactions. Alternatively, consumers can create an online account, or virtual wallet, with Qiwi where they can store money, deposited from cash or funded from a variety of other sources, such as a bank account, credit card, direct payroll deposit or money transfer, that can be used to make payments and purchases at any time. Our services also allow over 27,000 merchants in Russia and other markets, including leading MNOs, online retailers, financial institutions and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily.

We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, our kiosks are assembled by third party manufacturers using our proprietary specifications and are then purchased by over 5,500 agents who are responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations and setting the fee rates paid by consumers. In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a Qiwi terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system. In Russia and Kazakhstan, our brand is very well-known and our kiosks and terminals provide unique physical access for approximately 159 million consumers. They can be found next to convenience stores, in train stations, post offices, retail stores or airport terminals in all of the major urban centers, as well as many small and rural towns that lack large bank branches and infrastructure. In addition, we distribute our payment services through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices.

We run our network and process our transactions using a proprietary, advanced technology platform that leverages the latest virtualization, analytics and security technologies to create a fast, highly reliable, secure and redundant system. We believe that the breadth and reach of our network, along with the proprietary nature of our technology platform, differentiates us from our competitors and allows us to effectively manage and update our services and realize significant operating leverage with growth in volumes.

We generate revenues based primarily from payment processing fees paid by merchants and consumers based on the payment volume processed by the Qiwi platform. We generate additional revenue from advertising and other high margin non-payment services. For the years ended December 31, 2009, 2010 and 2011, our revenue was RUB 5,910 million, RUB 6,158 million and RUB 8,158 million, respectively, and our revenue for the six months ended June 30, 2011 and 2012 was RUB 3,455 million and RUB 4,027 million, respectively. For the years ended December 31, 2009, 2010 and 2011, our adjusted net revenue was RUB 2,136 million, RUB 2,799 million, and RUB 3,254 million, respectively, and for the six months ended June 30, 2011 and 2012, our adjusted net revenue was RUB 1,546 million and RUB 1,822 million, respectively. For the years ended December 31, 2009, 2010 and 2011, our net profit from continuing operations was RUB 439 million, RUB 617 million and RUB 586 million, respectively, and our net profit from continuing operations for the six months ended June 30, 2011 and 2012 was RUB 296 million and RUB 428 million, respectively. For the years ended December 31, 2009, 2010 and 2011, our adjusted net profit was RUB 538 million, RUB 768 million, and RUB 721 million, respectively, and for the six months ended June 30, 2011 and 2012 our adjusted net profit was RUB 372 million and RUB 493 million, respectively. See “Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue and net profit, respectively.

Competitive Strengths

We believe that our combination of a proprietary network and integrated technology platform, a comprehensive suite of differentiated products and services, extensive retail distribution capabilities and a leading brand identity help differentiate us from our competitors and create significant barriers to entry. Our strengths include:

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Market Leadership in Next-Generation Payment Services. We are a pioneer in the large and fast-growing market for next-generation payment services. We have established a leading market position in Russia and Kazakhstan through our broad retail distribution, large agent and consumer base, and significant payment volume processed. Our combined footprint, capabilities and scale have enabled us to gain new agents, sign up new merchants and gain enough market share to position us as a leading next-generation payment services provider in Russia, according to Edgar, Dunn & Company. We are also one of the most recognized financial services brands in the country, with 84% prompted brand awareness, according to Radar Research.

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Comprehensive Suite of Differentiated Payment Services. Through our interface, we provide our consumers with a comprehensive suite of payment services that they can use to make payments to a large and diversified group of over 27,000 merchants. The breadth and depth of our payment services differentiates us because they offer significant convenience to our consumers and increase the utility of our network for merchants. Consumers can quickly and easily pay for goods and services using our kiosks and terminals, which are available 24 hours a day and seven days a week at convenient locations or, through our Visa Qiwi Wallet, online or through mobile services. Our comprehensive suite of services also allows our merchants to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid quicker and more easily.

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Advanced, Proprietary Technology Platform. We designed and built our proprietary platform using advanced technology that enables us to connect consumers, and service providers seamlessly across our network of kiosks, terminals, virtual wallets and mobile devices operating across all major mobile operating systems. Our platform is highly scalable and provides the capabilities and flexibility to capture and process front-end (consumer facing) and back-end (back-office reporting and settlement) transactions for both closed-loop (vertically integrated) and open-loop (distributed network) payment services. Our platform also enables us to provide new and differentiated payment services, such as cloud-based “push payments” that are transacted and settled through a proprietary process that can be used to support a range of emerging targeted marketing and loyalty applications being developed for the online gaming, social media and other digital content industries. The versatility and flexibility of our technology platform has also enabled us to scale our business quickly in response to rising demand and new market opportunities, and to provide differentiated value, convenience and efficiency to our consumers and merchants.

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Integrated Physical and Virtual Payment Capabilities. Our network of over 169,000 kiosks and terminals and 9 million virtual wallets allows us to seamlessly provide complementary payment services in both physical and virtual environments. Our consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across traditional physical or online environments interchangeably. For example, a consumer can purchase a product from an online retailer using Visa Qiwi Wallet, and then pay for the product using a kiosk or terminal at a convenient location. While there are other vendors that can provide payment services in one or the other environment in the markets we serve, we believe that we are highly differentiated given our ability to provide both services on a large scale through a single, integrated network, brand and business model. We believe the complementary combination of our physical and virtual payment services provides a level of convenience to our consumers and merchants that is a competitive advantage and creates a strong network effect that has driven transaction volume across our business. We believe the breadth and combination of our integrated physical and virtual distribution capabilities are difficult to replicate and represent a barrier to entry for potential competitors.

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Agent Model and Diverse Distribution Channels. We have built numerous, diverse and efficient distribution channels for our payment services in multiple countries. Our physical distribution network has been built using our proprietary agent model pursuant to which our over 5,500 agents are responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations and for setting the fee rate paid by consumers. Our agent model allows us to minimize the capital requirements necessary to grow our network while benefiting from the distribution and motivation of regional agents who are economically incentivized to maximize the volumes of payments processed at their kiosks and terminals. On the Internet, we distribute our payment services through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices. We also partner with over 27,000 merchants who integrate and accept payments through our various kiosks, terminals or virtual wallet.

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Powerful Media and Targeted Marketing Services. We are an innovator in using our distribution channels as an advertising medium. Our kiosks are a differentiated advertising channel in Russia, with over 108,000 kiosks available for targeted marketing. As part of our advertising services offering, clients can run advertising campaigns, educate consumers about a product or brand using our kiosks, and push content to and from our kiosks to consumers’ mobile phones. Our kiosks, terminals and virtual wallet are also rich sources of detailed user transaction data that is very valuable to advertisers looking to influence buying decisions at consumer touch points. This data can be leveraged for targeted marketing, to increase customer loyalty and to cross-sell additional products, providing a differentiated value proposition to our partners and consumers and a competitive advantage to us.

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Strong Compliance and Security Infrastructure. Given the breadth of our network, the integration of our services and our proprietary technology platform, we believe we have built a regulatory compliance and security infrastructure that can adapt to the relevant regulatory landscapes. Given our growing international footprint and our strong presence in emerging markets where regulations are still developing, we develop and implement localized regulatory compliance teams and infrastructure that can quickly respond to legislative and regulatory changes in countries where we do business. In addition, we believe the control, data collection and data analysis capabilities of our proprietary network and technology platform have enabled us to develop a strong security infrastructure that is differentiated in the markets we serve and trusted by our consumers, merchants, agents and partners.

Growth Strategies

We plan to grow our business over the course of the next few years by continuing to execute on the following key strategies:

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Increasing the Number of Network Participants. We intend to grow our business by expanding the number of participants in our network and increasing the utilization of our payment services. We will seek to attract and retain consumers by enhancing the value of our core payment services, adding new payment services, adding new merchants that accept Qiwi-branded payment services and introducing a range of value added services across our network. We intend to expand our distribution capabilities by establishing new relationships with partners and other participants in the payments ecosystem such as other payment networks, financial institutions, payment services providers, or PSPs, MNOs, internet service providers, or ISPs, cross-border remittance providers, bill payment aggregators and value added resellers. Over time, we also intend to expand the reach of our network and the use of our services to the retail point-of-sale of our merchants.

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Leverage Scale in Physical Distribution to Expand Adoption and Use of Virtual Services. We intend to leverage our large, active base of over 50 million consumers who use our kiosks and terminals to conduct at least one transaction per month to drive the adoption and usage of our other payment offerings, such as our virtual Visa Qiwi Wallet and Visa prepaid cards. As of June 30, 2012, we had over 9 million active Qiwi Wallet consumers who use our online and mobile Qiwi Wallet for at least one transaction every 12 months. To date, we have issued over two and a half million Visa-branded prepaid cards which can be used for a single transaction, several transactions up to a fixed, pre-funded amount or on a recurring basis as funds are replenished into the account. The integration of our physical distribution capability (kiosks and terminals) with a virtual interface and remote access capability (Visa Qiwi Wallet) gives consumers the convenience of being able to use our services in multiple environments seamlessly and interchangeably, which we believe differentiates us and will continue to drive growth across our network for all our products and services.

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Expand Portfolio of Higher Yielding Products and Services. We intend to leverage our existing infrastructure, network of merchants and consumers and flexible technology platform to continue to innovate and introduce new, value added, high-margin products and services to address evolving consumer demands, provide cross-selling opportunities, and expand existing value added services that would increase revenue per customer. For example, we have introduced a range of targeted marketing and remote banking services to help merchants and banks reach consumers more effectively and we are developing a workshop that allows our merchants to create their own kiosk, online and mobile applications, or “apps”. We believe our large base of consumers provides an attractive, captive audience to cross-sell these new products. We also believe that our flexible technology platform will allow us to quickly integrate with different merchants and provide access across various interfaces such as kiosks and terminals, mobile, online and social apps.

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Enter into New Geographies. We plan to replicate our business model in other countries, using a measured approach towards expansion. We intend to grow our operations outside Russia and Kazakhstan by directly investing in specific countries where we feel we can use our operational experience to execute successfully. While our expansion efforts are at an early stage, we have begun to expand into Moldova, Romania, Belarus, Brazil and the United States. Over the longer term, we also plan on growing in certain countries by franchising our operations – these countries include Argentina, Chile, China, Colombia, India, Panama, Peru, South Africa, Ukraine and certain other countries. As part of our international expansion, we intend to license our technology and platform to other payment services providers and networks around the world. We plan to create a payments interface that other participants in the payments ecosystem can connect to, including merchants in new geographies, acquiring and issuing banks, PSPs, PSP aggregators and mobile commerce platforms. We believe participants could use this interface to access the capabilities provided by Visa Qiwi Wallet and our kiosks and terminals and make our payments platform accessible internationally in an open-loop scheme, allowing us to enhance our brand identity, broaden our consumer reach and monetize our technology platform.

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Expand Visa Qiwi Wallet internationally in cooperation with Visa. We plan, as a part of the strategic agreement with Visa, to transition Visa QIWI Wallet from a single bank model issued only by Qiwi Bank to a digital wallet with a stored value account based on a Visa prepaid card that can be issued by any Visa member bank. Over the course of 2013, QIWI and Visa will work to open the QIWI platform to other Visa member banks in Russia and the CIS. In the long-term we plan to introduce Visa Qiwi Wallet in several additional countries.

Our Business Operations

We divide our business into two principal segments, Visa Qiwi Wallet and Qiwi Distribution. These two segments are highly synergistic, creating a self-reinforcing network that we believe has accelerated growth across both segments.

Qiwi Distribution

Overview

Our Qiwi Distribution segment comprises approximately 119,000 kiosks and 51,000 terminals that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the user customized interfaces that display our broad range of payment services and provide the connectivity to our processing platform. These capabilities help connect consumers and merchants and enable them to conduct commercial transactions, such as bill payments and purchases, at thousands of convenient locations, without the need to interact directly. Our kiosk and terminals can connect any consumer to over 2,300 merchants and can connect consumers with a Visa Qiwi Wallet account to over 27,000 merchants.

The following map shows the location of our over 150,000 kiosks and terminals across the federal districts of Russia and Kazakhstan as of October 31, 2012:

In 2009, 2010 and 2011, Qiwi Distribution processed RUB 330 billion, RUB 361 billion and RUB 408 billion payments and had approximately 100,000, 107,000 and 120,000 kiosks and 52,000, 52,000 and 51,000 terminals in its network as of year-end, respectively. As of June 30, 2012, Qiwi Distribution processed RUB 214 billion payments and had approximately 119,000 kiosks and 51,000 terminals in its network, compared to RUB 189 billion payments, approximately 123,000 kiosks and 53,000 terminals as of June 30, 2011.

Our Kiosks and Terminals

A kiosk is a stand-alone computer terminal with a touch screen and specialized hardware and software which enables consumers to make cash payments to merchants. Each kiosk is connected to our network using a dedicated SIM card, and is typically equipped with a cash- and coin-acceptor, a printing device, and a transaction recording device and may include a card reader and coin changer. Our kiosks are assembled by third party manufacturers using our proprietary specifications. Kiosks are relatively easy and inexpensive to install and operate and are equipped with specialized software that monitors the condition of the kiosk and its components, the amount of cash stored, and the sufficiency of expendable materials such as thermal paper. A kiosk is also relatively simple to assemble, and we generally have not encountered any issues in relation to underproduction or shortage of kiosks. There are 18 base models of kiosk available in the Russian market.

In addition to kiosks, our network includes approximately 51,000 terminals at various retail locations, including a number of major Russian retail chains such as Svyaznoy and Euroset. We provide these businesses with access to our network through our proprietary software and process the payments made by their customers.

Our kiosks and terminals are typically owned by our agents, except in limited circumstances when we enter new markets. We believe this ownership structure has allowed us to build a large network in a relatively short period of time. The agents purchase, install, operate and service the kiosks and terminals themselves; we provide them with our platform and technical solutions, help them comply with reporting requirements and provide them with various forms of support and incentives. While we generally do not sell any kiosks ourselves, we assist our agents in negotiating favorable pricing with vendors. In limited circumstances, we also lease kiosk locations through contracts with large retail networks and sublease those locations to our agents.

How Our Kiosks and Terminals Work

To make a payment through a kiosk, a consumer selects the hyperlink icon of a particular merchant on the kiosk screen and enters the data necessary for the merchant to identify the consumer from among its accounts. For instance, this may be the consumer’s mobile phone number or details on the consumer’s utility bill. The consumer inserts money into a cash and coin acceptor, which automatically recognizes the value of the banknotes and/or coins. Once the necessary amount of money has been inserted, the consumer presses a button to confirm that he or she wishes to complete the transaction, and the software installed on the kiosk sends an instruction to our processing system to transmit a corresponding amount to the merchant and to withdraw it from the agent’s account. The kiosk then prints a receipt confirming that payment has been made. The interface of a kiosk is highly intuitive to facilitate a convenient user experience with the entire transaction process normally taking no more than a few minutes. A transaction is mostly automated and usually performed in three or four easy steps, so that the user is only required to input a minimum of information. When making a payment through a terminal, a consumer gives the same information (merchant name, amount of transaction and account identifying data) to a cashier at a cash desk, who processes it on a computer or a mobile phone using specialized software.

Our Agents

Our agent base includes over 5,500 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Most of our agents are small to mid-sized businesses which we believe provides them with insight into local market dynamics. For many of our agents, the business of kiosk and terminal ownership is a full-time occupation, while some view it as an ancillary service that increases consumer traffic in their outlets or provides additional convenience to consumers. For the six months ended June 30, 2012, no agent accounted for more than 9% of the total payment volume of Qiwi Distribution in Russia. On average, each of our agents owned 30 kiosks and terminals as of June 30, 2012. As of June 30, 2012 the top 5 agents accounted for 25% of the total payment volumes of Qiwi Distribution in Russia. We do not consider ourselves to be materially dependent on any of our agents.

Our contracts with the agents are usually for an indefinite term and may be terminated with 30 days prior notice. Our agent contracts do not have exclusivity clauses. Our agents determine the total fee that a consumer pays on each transaction. We usually do not cap these fees, except at the merchant’s request. When the fee payable by the consumers is capped, we normally award the agents with an increased fraction of the merchant fees.

Our International Kiosks and Terminals

Almost all of Qiwi Distribution’s business operations are currently in Russia and Kazakhstan. We also have a limited number of kiosks in Moldova, Romania, Belarus and the United States. In the near term, we plan to expand into certain CIS countries, which have consumer patterns similar to those in Russia and in particular share the reliance of the population on cash transactions and the prevalence of prepaid mobile plans. We also believe that Brazil has significant growth potential in the future. We currently conduct our operations in Brazil through an equity associate to which we license our technology, but we may increase our stake in it to a controlling one if the operations are successful. In the coming years, we also plan on growing in certain countries by franchising our operations, including Argentina, Chile, China, Colombia, India, Panama, Peru, South Africa and Ukraine.

Visa Qiwi Wallet

Overview

Visa Qiwi Wallet is an online and mobile payment processing and money transfer system that allows accountholders to pay for the products and services of over 27,000 merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in an online and mobile environment. A virtual wallet enables its holder to make online purchases through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchants that accept Visa worldwide. According to Edgar, Dunn & Company, Visa Qiwi Wallet is one of the leading virtual wallet providers in Russia.

Prior to November 2012, Visa Qiwi Wallet was branded as Qiwi Wallet. Qiwi Wallet became a co-branded product pursuant to our Framework Agreement with Visa entered into on November 19, 2012.

In 2009, 2010 and 2011, we processed RUB 12 billion, RUB 27 billion and RUB 65 billion in transactions through Qiwi Wallet and had 6 million, 6 million and 8 million active virtual wallets registered with our system as of year-end, respectively. For the six months ended June 30, 2012, we processed RUB 59 billion in transactions through Qiwi Wallet and had 9 million active virtual wallets registered with our system, compared to RUB 25 billion in transactions and 7 million virtual wallets as of June 30, 2011.

Our Virtual Wallet

With Visa Qiwi Wallet, consumers can create an online account, referred to as a virtual wallet, in which they can store money, deposited from cash or funded from a variety of other sources such as a bank account, credit or debit card, direct payroll deposit or money transfer, that can used to make payments, purchases and peer-to-peer transfers. To register a virtual wallet, a consumer only needs to have a mobile phone number to which the account is linked. The account loading process is simple and intuitive regardless of the interface that the consumer uses to access Visa Qiwi Wallet, whether it is our own website, the screen of a kiosk, the virtual banking service of the consumer’s bank or a mobile app. Normally, a consumer just needs to enter the unique identification number of his or her virtual wallet and indicate the amount and (if not circumstantially evident) source of money he or she wishes to load to the account. Likewise, while the process of making a payment through Visa Qiwi Wallet may vary slightly depending on the interface, it is always intuitive.

We believe that a key part of our service offering is consumer convenience and ease of use. Visa Qiwi Wallet is available through a variety of interfaces, including mobile apps, its own website, touch-screens of our kiosks, merchant websites, social network applications, and SMS/USSD (whereby a payment is made by sending an SMS message to a specified phone number). An increasing percentage of consumers are accessing Visa Qiwi Wallet directly through mobile apps and our own website rather than through our kiosks (which were the most popular Qiwi Wallet interface initially), demonstrating a shift in consumer perception of Qiwi Wallet from an extension of the kiosk functionality to a self-sufficient product.

We offer downloadable Visa Qiwi Wallet applications for the most popular mobile and digital platforms and devices, including Apple iPhone and iPad, Android, Java, Microsoft Windows Mobile and Windows Phone, RIM Blackberry and Blackberry Playbook, Samsung Bada and Samsung Smart TV. We also support major mobile operating systems: iOS, Android and RIM. We believe that these efforts are a vital part of our overall marketing strategy and serve to increase our consumer base.

How Our Virtual Wallet Works

Payments made through Visa Qiwi Wallet can be categorized into push payments and pull payments. A push payment is a payment initiated by the consumer from a Visa Qiwi Wallet interface. After entering Visa Qiwi Wallet through one of its secure interfaces, a consumer is required to select the name of the merchant from a drop-down list or using a search function and to type in the payment amount. Consumers are not subject to a fee when making most payments through Visa Qiwi Wallet. Additionally, consumers are able to link their bank cards to their Visa Qiwi Wallet accounts to make online payments without divulging their bank card details on merchant websites, eliminating the perceived risk of fraud associated with online payments. A pull payment is a payment initiated by the consumer from a merchant interface, typically a merchant website through which the consumer makes a purchase. During the check-out process at a merchant website, the consumer chooses Visa Qiwi Wallet as a payment method and is re-directed to a Visa Qiwi Wallet web page. Next, if the consumer is already registered with Visa Qiwi Wallet, he or she is prompted to enter his or her mobile phone number to which his or her Visa Qiwi Wallet account is linked and his or her Visa Qiwi Wallet password. If the consumer is not yet registered with Visa Qiwi Wallet, our system automatically generates a virtual wallet for him or her once the mobile phone number is entered. A registered Visa Qiwi Wallet user is then required to select a source of funds to be used, including the prepaid balance of the Visa Qiwi Wallet account, a bank card previously linked to the Visa Qiwi Wallet account, or his or her mobile phone account. The consumer may also select a deferred payment option, whereby our system generates an electronic invoice from the merchant to the consumer which is stored in the consumer’s virtual wallet and can be paid at a later stage. After a payment option is chosen, the consumer is required to confirm the transaction, following which funds are withdrawn from the source the consumer is using and transmitted to the merchant. The only option available to consumers who did not have a Visa Qiwi Wallet account previously is the deferred payment option. Once the consumer loads his or her newly registered virtual wallet or links a bank card to it, the invoice can be confirmed and paid, after which the transaction is completed.

Our Reload Channels

Visa Qiwi Wallet accounts can be reloaded through virtually any payment method available on the market, including making a cash deposit at a kiosk or terminal, bank cards and accounts, online banking, ATMs, direct payroll deposit, retail and traditional money transfers. Visa Qiwi Wallet benefits in particular from access to our own network of kiosks and terminals, which is the largest free cash reload network in Russia. We believe that by offering the convenience of reloading at our kiosks and terminals, we increase the likelihood of consumers using other services that we offer.

Our kiosks and terminals are the primary means by which consumers reload their Visa Qiwi Wallet accounts, with RUB 38 billion of total reloads during the six months ended June 30, 2012. However, the percentage of reloads made through bank cards and directly from bank accounts has been consistently growing over the last few years. Consumers also use third-party networks for cash reloads.

Our International Virtual Wallets

As of December 31, 2012, a vast majority of active Visa Qiwi Wallet users were based in Russia. We expect the international expansion of Visa Qiwi Wallet to be focused on markets with high volumes of money transfers to and from Russia and a low penetration of banking services. These are primarily the CIS countries from which there is a significant labor migration inflow into Russia. Migration patterns drive demand for money remittance services and cross-border payments, which we intend to make our core offering in these markets. We believe that our services could also be in demand with ecommerce businesses which seek to increase their customer base in Russia.

We expect that our partnership with Visa will substantially increase Visa Qiwi Wallet’s international reach, since it gives Visa Qiwi Wallet access to all Visa accepting merchants, eliminating the necessity to build a merchant network each time Visa Qiwi Wallet is launched in a new country.

Qiwi Bank

In September 2010, we acquired Qiwi Bank (which is licensed as a bank in the Russian Federation) to serve as a platform for our Visa Qiwi Wallet business. Qiwi Bank processes all Visa Qiwi Wallet transactions. When a consumer deposits cash on his or her Visa Qiwi Wallet account, Qiwi Bank issues a virtual prepaid card to a consumer or increases the balance of a previously issued card. Qiwi Bank also issues plastic cards to Visa Qiwi Wallet consumers. Funds received by Qiwi Bank resulting from customers loading and reloading their Visa Qiwi Wallet are held on Qiwi Bank’s account. Qiwi Bank does not pay interest on Qiwi Wallet accounts. See also “Regulation” for a brief description of the regulatory regime applicable to the Qiwi Bank.

Qiwi Prepaid Cards

At the end of 2009, we launched a prepaid card program in partnership with Visa Inc. Qiwi Visa prepaid cardholders enjoy all the benefits of a Visa card without having to open a bank account or credit line, eliminating the perceived risk in the markets we serve of fraud associated with traditional credit and debit cards. Our Visa prepaid cards can be purchased through a Visa Qiwi Wallet or a Qiwi kiosk and currently consist of the following card products:

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Qiwi Visa Virtual Card – are virtual cards that are delivered to a consumer’s mobile phone by SMS within seconds of purchase and can be used to make purchases online from any merchant that accepts Visa-branded cards. Qiwi Visa Virtual cards have a prepaid balance and are valid for three months. During the six months ended June 30, 2012, we sold 468,095 Qiwi Visa Virtual cards and processed RUB 717 million in transaction volume on these accounts.

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Qiwi Visa Card – are virtual cards that are delivered to a consumer’s mobile phone by SMS within seconds of purchase and can be used to make purchases online from any merchant that accepts Visa-branded cards. Qiwi Visa Cards are linked to the balance of a consumer’s Visa Qiwi Wallet and are valid for 12 months. During the six months ended June 30, 2012, we sold 100,904 Qiwi Visa Cards and processed RUB 947 million in transaction volume on these accounts. Although it is envisaged that all new Visa Qiwi Wallet accounts will be linked to Visa prepaid virtual cards by default, it is likely that Qiwi Visa Card will be continued as a standalone product as well.

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Qiwi Visa Plastic Cards – are plastic cards that are delivered to a consumer via mail or courier services after purchase and can be used to make purchases online or in a physical retail environment through a POS terminal from any merchant that accepts Visa branded cards. Qiwi Visa Plastic Cards can also be used to withdraw cash from a participating ATM, are linked to the balance of a consumer’s Visa Qiwi Wallet and are valid for 12 months. During the six months ended June 30, 2012, we sold 31,000 Qiwi Visa Plastic Cards and processed RUB 811 million in transaction volume on these accounts.

Qiwi Visa co-branded cards are issued by Qiwi Bank pursuant to an agreement with Visa International Service Association. Under the agreement, Qiwi Bank is authorized to issue Visa-branded prepaid cards within Russia, and to offer and perform Visa Money Transfer transactions in and between Russia, Ukraine, Kazakhstan, Uzbekistan, Georgia and Tajikistan, using Visa’s electronic payments processing network to deliver transferred funds. The agreement is effective through February 3, 2017 and is automatically renewable for subsequent one-year terms unless terminated by either party by notice to the other given at least 90 days before the end of the then-applicable term. Visa may terminate the agreement at its sole discretion upon 180 days’ prior written notice or without notice in case of, among other things (1) Qiwi Bank’s material breach of the agreement; (2) Visa’s determination that the continuation of the agreement may cause damage to Visa or the Visa brand; or (3) Visa’s reasonable belief that Qiwi Bank has undergone, or will undergo, a merger, acquisition, or other change of corporate form or control.

Value Added Services

Our network of merchants and consumers and flexible technology platform enable us to introduce innovative, value added, high-margin products and services that can generate more revenue per consumer. In November 2006, we started using the interfaces of our kiosks as an advertising medium, leveraging the strength of our network and the data that we receive from our consumers. We advertise mostly in the form of pop-up ad banners in the kiosk interface that allow a consumer to enter a microsite with a detailed product description. Each kiosk has 12 advertising spaces on its screen. Additionally, at the end of a transaction where a payment is made to an MNO we may send an SMS message to the consumer to confirm the specific transaction. This SMS message may also contain an advertisement of a product or service, provided the consumer has not opted out from receiving such advertisements. As of June 30, 2012, this service generated approximately 180 million contacts per month which is based on the number of SMS messages per month that include advertising. We also allow advertisers to create a branded page in a subsection of the kiosk menu.

We have recently introduced a “remote banking” service that allows our consumers to use the electronic banking services of the banks at which they maintain their accounts through our kiosks. Consumers can access their accounts online through a hyperlink icon on the kiosk screen. The scope of the electronic banking services available to a consumer depends on the terms of our agreement with the respective partner bank.

We are currently developing Qiwi Store, an app workshop that allows a merchant to create his or her own application, which can then be uploaded to our kiosks in a specific geographic area selected by the merchant. Qiwi Store is a self-service platform that allows small and mid-sized merchants to access Qiwi’s network and expand their reach and customer base.

Merchants

As of June 30, 2012, we had more than 27,000 merchants. Our merchants are vendors, including mobile network operators, utilities, banks and online retailers. Consumers can access our larger merchants through hyperlink icons placed directly on kiosk screens. Other merchants can be easily accessed through Visa Qiwi Wallet and, since any of our kiosks can be used as an interface to register a Visa Qiwi Wallet account or to access an existing one, the merchant offering is effectively the same for both kiosk and Visa Qiwi Wallet users. In addition, Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchants that accept Visa worldwide. We regularly add new merchants to our already extensive merchant list with the aim of creating a “one-stop shopping” experience for our consumers.

The terms and conditions of our agreements with merchants vary significantly and are usually tailored to each merchant’s needs. Due to regulatory concerns, we enter into separate agreements with merchants for each of our two segments. As a result, those merchants which can be accessed both directly through hyperlink icons on kiosk screens and through Visa Qiwi Wallet normally have two agreements with us, one with OSMP and the other with Qiwi Bank, our principal operating subsidiaries for the respective segments. The merchants which can only be accessed through Visa Qiwi Wallet enter into agreements with Qiwi Bank only. The agreements OSMP enters into with merchants are normally agency agreements. The term of these agreements is usually unlimited or automatically renewable upon expiration of the effective period; however, under Russian law, these agreements may be terminated unilaterally by any party without prior notice. Qiwi Bank’s agreements with merchants are normally structured as prepaid card acquiring agreements, since, as described in more detail in the section headed “Regulation,” we treat the electronic money of Visa Qiwi Wallet accountholders as virtual prepaid cards. Until recently our Qiwi Wallet business also employed the agency model in its relationships with the merchants, and some of its agreements continue to be structured this way.

Our merchants fall into three broad categories. The most significant category includes various service providers, such as MNOs, internet services providers, pay television channels and public utilities. MNOs, in particular the three largest operators in Russia, have historically represented the largest portion of our merchant base and are expected to continue to do so for the foreseeable future. For the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012, MNOs accounted for 72%, 66%, 60% and 50% of our payment volume for our Qiwi Distribution segment in Russia, respectively. However, their share in our transaction volume has been falling over the last three years due to the expansion of our merchant base and the increased use of our payment systems by the consumers for purposes other than mobile phone account reloading.

The second category of merchants is those in the financial services industry, and includes banks, insurance companies and money transfer services providers. As of June 30, 2012, we accepted payments on behalf of over 130 banks, including most Russian retail banking industry leaders such as Sberbank, Bank of Moscow, VTB 24, Alfa-Bank, UniCredit Bank, Rosbank, Promsvyazbank, Raiffeisen Bank and others. Based on information available from public sources, we believe our kiosk and terminal network is larger than the ATM network of any major bank, and, as a result, we are able to provide banks with the ability to reach a larger audience through our network by enabling their customers to make deposits and repay loans. We also work with major Russian and international money transfer businesses such as Contact, Unistream and PrivatMoney, and insurance companies such as Allianz. From August 2010, we offer our consumers Visa Personal Payments and MasterCard Money Send services, which allow a Visa Qiwi Wallet accountholder to reload the account of a Visa or MasterCard bank card with a few clicks on our website, a mobile app, or a kiosk touch-screen, and with the only information required being the number of the recipient card.

Our third major category of merchants comprises businesses that sell their products and services online, including social networks such as Facebook, Vkontakte and Odnoklassniki, online stores such as Ozon.ru, Groupon and online game developers. We also accept payments on behalf of software producers, coupon websites, and numerous other merchants. Our kiosk and terminal network provides these businesses with an attractive offline interface to their online offering.

While we already have considerable penetration with recurring payments merchants (such as MNOs and internet services providers), financial services providers and ecommerce businesses, there are numerous markets in which we see significant opportunity to add merchants. For example, we view payments for fee-based services for federal, state and municipal authorities as a potential growth sector as these authorities increasingly automate payments. We have already entered into direct agreements with the Federal Tax Service, the State Traffic Safety Authority, the Independent Security Services Bureau of the Interior Ministry’s Moscow Department, the Federal Bailiff Service and the Federal Service for State Registration, Cadastre and Cartography.

Relationship with the major MNOs

The three major Russian MNOs, MegaFon, VimpelCom and MTS, which are sometimes collectively referred to as the Big Three, were our first, and have historically been our largest, merchants. Each of our agreements with the Big Three is either for an indefinite term or automatically renewable upon expiration of the effective period. In each case, either party may terminate the agreement at any time by giving prior written notice to the other party. Various penalties, including fines and accelerated termination, are provided for in case we do not transmit the consumers’ payments within a specified deadline. The merchant fee payable to us depends on whether a consumer fee is levied and on the payment method (cash, bank cards, virtual wallet) and is expressed as a percentage of the volume of payments we process for the respective MNO. Over time MNOs have used their significant negotiating power to lower or eliminate merchant fees, prompting our transition to consumer fees and value added services.

Our Technology Platform

Visa Qiwi Wallet and Qiwi Distribution are based on our advanced, proprietary technology platform. All of our key technology has been developed in-house. Our platform consists of three key elements: an Oracle database, a Java-based processing system and various consumer, merchant and agent interfaces. The interfaces are connected to the processing system through a secure protocol.

Our physical platform consists of two leased data centers (primary and reserve), one of which is located on our office premises while the other is at a third-party location. One of the data centers has been certified as compliant with PCI DSS, an industry standard for security and data protection. We are able to switch our processing from the primary to the reserve data center within fifteen minutes in case of any accident or disaster.

Our kiosks and terminals are not connected to each other, reducing the risk of a virus spreading throughout our entire network. The principal software under which the kiosks operate is our proprietary application Maratl, which enables acceptance of payments on kiosks through our processing system. The software products used on our terminals are also proprietary applications.

Visa Qiwi Wallet has a robust fraud control filter system that is designed to trace suspicious transactions and block associated accounts. In the vast majority of cases, fraud through Visa Qiwi Wallet is attributable to scams rather than to a security system failure. We employ a 3-D secure system similar to those adopted by major payment networks. 3-D Secure adds a further layer of security to online payments by requiring the consumer to perform an additional authentication step, usually through entering a confirmation code sent by SMS to the consumer’s mobile phone. Our system requires a consumer to enter both a permanent code linked to his or her particular account, and a one-time pad code which is unique to each transaction.

Our Framework Agreement with Visa dated November 19, 2012 imposes stringent security requirements on us to protect the data of our consumers. Under the terms of this agreement, we are under an obligation to be compliant with Visa-approved security standards and to undergo periodic audits to confirm such compliance.

Sales and Marketing

We have a dedicated team of over 200 sales and marketing personnel who seek to expand our network of agents and merchants, attract and maintain consumers and promote our products. Our marketing program includes advertising campaigns as well as other promotional activities, such as joint loyalty programs with our merchants.

Brand Awareness

We believe our brand is a household name in Russia. According to Radar Research, “Qiwi” is the most recognized Russian brand among kiosk operators and electronic payment services providers with a prompted brand awareness of 84%.

In addition, we believe that in our sector maintaining a social media presence is important to sustaining brand awareness. As a result, we have a dedicated team of people who regularly update our Facebook, Twitter, Vkontakte and LiveJournal accounts. We also use social networks to seek feedback from our consumers to improve our business.

As part of maintaining our brand image, we have employees available to respond to agent and merchant concerns and to handle consumer issues.

Advertising and Promotional Activities

Because we maintain a kiosk network as widespread and visible as ours, third-party advertising is not as important to maintain brand awareness. We maintain a relatively low advertising profile, mostly employing Internet advertising to promote Qiwi Wallet.

In addition, we engage in promotional campaigns together with our merchants, in which merchants offer discounts to their customers who make payments through our network.

Competition

The most significant competitive factors in our business are speed, convenience, network size, accessibility, hours of operation, loyalty programs, reliability and price. Our competitors include retail banks, non-traditional payment services providers (such as retailers and MNOs), traditional kiosk and terminal operators and electronic payment system operators as well as other companies which provide various forms of payment services, including electronic payment and payment processing services.

We face significant competition from major retail banks for our services, including both our Qiwi Distribution and Visa Qiwi Wallet businesses. Our competitors include, among others, Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, and Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have robust electronic payment products and large retail networks. Some retail banks are currently developing their own kiosk networks and are active in the area of electronic payment products.

We also face competition from major telecommunication and media devices retailers, including Euroset and Svyaznoy, which offer some financial and payment services of third-party providers, such as instant money transfers, loan repayments, utilities payment and other services, and sell third-party insurance and consumer banking products, building on the strength of their retail networks. We compete to an extent with the MNOs, which allow their subscribers to make instant payments using their mobile phone balances.

We also potentially face competition from the Russian Post, due to its vast network of offices throughout Russia which accept payments for certain third-party services, including utilities and banking services.

Finally, we also compete against some directly comparable businesses, such as traditional kiosk and terminal operators (primarily CyberPlat and Elecsnet) and electronic payment system operators (primarily Yandex.Money (a majority stake in which was recently acquired by Sberbank) and WebMoney).

Intellectual Property

Our intellectual property rights are important to our business. We rely primarily on a combination of contract provisions, copyrights, trademarks, patents and trade secrets to protect our proprietary technology and other intellectual property.

Our in-house know-how is an important element of our intellectual property. Almost all of our key software has been developed in-house by our employees. Accordingly, we seek to enter into confidentiality and copyright assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to our proprietary technology.

QIWI and QIWI-”KIVI” are registered trademarks in Russia, and we have filed applications for registration of our brand name in over 20 countries. We also hold registrations for the brand name QIWI-”KIVI” as a trademark in the CIS and in other countries as well as under the Madrid Agreement and Protocol. We also hold several software copyright registrations, including for software applications, such as “Maratl”, “Observer”, “Application for POS-terminal Ingenico”, “Application for POS-terminal NURIT”, “Universal Payment Gateway Server”, and “Universal Processing System.” We have obtained copyright registrations for some of our software in Russia and in the United States and have filed applications in Brazil.

Facilities

We currently lease a total of over 7,000 square meters in two locations in Moscow that serve as our headquarters. The terms of our lease agreements expire between 2017 and 2023. In Kazakhstan, we lease offices in Astana and several other major cities.

Employees

The following table sets out the average number of employees for the years ended December 31, 2009, 2010 and 2011 and the six months ended 2012 by function.

	For the year ended 31 December,			For the six months ended June 30, 2012
	2009	2010	2011
Qiwi Distribution	698	645	680	658
Front Office	290	240	274	267
Back Office	277	263	250	237
IT Personnel	131	142	156	155
Qiwi Wallet	20	246	223	230
Front Office	3	151	116	113
Back Office	6	64	67	70
IT Personnel	11	31	39	47
Other	88	109	116	118
Total	806	1,000	1,018	1,006

We place a high value on technological innovation and compete aggressively for talent. We strive to hire the best software engineers, as well as talented sales, marketing and financial and administrative staff. We seek to create a dynamic, fulfilling work environment, encouraging participation, creativity, the exchange of ideas and teamwork. We believe that our relations with our employees are good.

Legal Proceedings

From time to time, we are involved in various litigation matters arising in the ordinary course of our business. We are not currently, and have not been in the recent past, subject to any legal, arbitration or government proceedings (including proceedings pending or threatened) that we believe will have a material impact on our business, financial condition and results of operations.

REGULATION

We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate payment services anti-money laundering, data protection and information security and advertising services. Qiwi Bank is also subject to numerous laws and regulations governing banking activities in Russia.

Regulation of Payment Services

Visa Qiwi Wallet

The regulation of the payment services industry in Russia is relatively nascent. Laws and regulations specifically governing the industry have recently been enacted but remain virtually untested. A legislative framework is not yet fully developed, and, moreover, is not universal, and various business models that payment services providers such as ourselves pursue are regulated differently.

Our Visa Qiwi Wallet business conducts its operations primarily in reliance on the CBR Regulation No. 266-P “On the Issuance of Bank Cards and Payment Cards Operations” dated December 24, 2004, as amended, or the Bank Cards Regulation. The Bank Cards Regulation regulates the issuance of, and operations with, various kinds of bank cards, including debit, credit and prepaid cards. Although the Bank Cards Regulation was created primarily to regulate plastic prepaid cards, we have received official clarifications from the CBR that it also provides a legal basis for issuance of virtual prepaid cards. Furthermore, in 2008 the Bank Cards Regulation was amended to reflect that it also governs bank cards issued in various other forms, including the electronic form. Accordingly, for regulatory purposes, when a Visa Qiwi Wallet account is reloaded, the accountholder is issued one or several virtual prepaid cards, depending on the amount of the reload. While the accountholder agrees to the issuance of the cards through accepting a public offer, he or she is not explicitly provided with details of each card. From a consumer’s perspective, the amount of the reload is simply transferred to an account of a digital wallet, whereas legally it becomes stored value of a virtual prepaid card.

A prepaid card evidences an obligation of the issuing bank towards the cardholder. The issuing bank performs settlements for transactions made with the use of prepaid cards issued by it from funds provided by the cardholders or on their behalf in advance, with no possibility of overdrafts. Under the Bank Cards Regulation, a prepaid card’s balance is determined by a credit institution issuing such prepaid cards and may not exceed RUB 100,000. A card may not be topped up for more than RUB 40,000 monthly or used to make transactions above a statutory limit of RUB 15,000 if its holder has not been identified for the purposes of the Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism” dated August 7, 2001, or the Anti-Money Laundering Law. For a brief description of the Anti-Money Laundering Law, see “– The Anti-Money Laundering Law”. However, the Bank Cards Regulation does not limit the amount of virtual prepaid cards that may be issued to a single individual. Prepaid cards may not be issued to bodies corporate.

The CBR has proposed to equate virtual prepaid card balances to “electronic money” within the meaning of the recently enacted Federal Law of the Russian Federation No. 161-FZ “On the National Payment System” dated June 27, 2011, or the Payment System Law. The relevant amendments to the Bank Card Regulations have already been approved by the CBR, but it is unclear when they will come into effect. Currently, we are not considered to be an electronic payment processing company for regulatory purposes since we structure our operations as issuance of virtual prepaid cards. As discussed further below, the concepts of virtual prepaid cards and electronic money are very similar in Russian law. Therefore, we do not expect to experience any difficulties in complying with the Payment System Law as well.

Electronic money is defined under the Payment System Law as prepaid monetary value contributed by the “provider” to the “obligor” of which a record is kept by the obligor without the opening of a bank account, which can be used for the settlement of the provider’s monetary obligations towards third parties, and in respect of which the provider may only issue instructions via electronic means of payment. Electronic money is also treated as a liability of the obligor towards the provider. This definition is effectively very similar to that of a prepaid card under the Bank Cards Regulation. Electronic means of payment are defined as any methods and instruments which allow drawing up, certifying and transmitting instructions for electronic money transfers and which employ information and telecommunication technologies, electronic data carriers and other technical devices. The Payment System Law classifies electronic means of payment into personalized and non-personalized, depending on whether they allow for identification of the payer for the purposes of the Anti-Money Laundering Law. Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 100,000 for personalized means of payment and RUB 15,000 for non-personalized means of payment. The total monthly turnover for each non-personalized means of payment cannot exceed RUB 40,000. Essentially, these limitations are identical to those imposed by the Bank Cards Regulation, in particular since they all pertain to a single electronic means of payment, just like those imposed by the Bank Cards Regulation only pertain to a single card.

Under the Payment System Law, any electronic payments may only be made through so-called “electronic money operators”, which shall necessarily be credit institutions. If the changes proposed by the CBR which equate prepaid cards to electronic money are adopted, Qiwi Bank will become an electronic money operator for payments made through Visa Qiwi Wallet. All electronic money operators are required to adopt their own regulations on electronic money transfers and report to the CBR once they commence electronic money transfer operations.

The Payment System Law also establishes a legal framework for mobile payments, which allow to reload the payer’s electronic money balance out of funds deposited as an advance payment with a mobile operator.

The CBR is the agency commissioned with supervision of compliance with the provisions of the Payment System Law. As such, it is entitled to suspend the activities of market participants regulated by the Payment System Law in case of violations and impose administrative liability on the offenders.

Qiwi Distribution

In connection with our Qiwi Distribution business, OSMP is deemed to be a payment agent in accordance with the Federal Law of the Russian Federation No. 103-FZ “On Collection of Payments from Individuals by the Payment Agents” dated June 3, 2009, as amended, or the Payment Agents Law. The Payment Agents Law is inapplicable to electronic payments and thus does not regulate our Visa Qiwi Wallet business. The Payment Agents Law defines payment agents as intermediaries that collect payments due from individuals to merchants.

The Payment Agents Law only applies to services providers such as OSMP that process cash payments without having the status of a credit institution (under Russian law, credit institutions include banks and non-banking credit institutions which are entitled to carry out a limited number of banking operations) and thus are not regulated by banking legislation. Merchants on whose behalf payment agents may accept payments include legal entities and individual entrepreneurs, as well as state and municipal authorities and budget-funded entities that provide fee-based services in furtherance of their functions. According to Government Regulation No. 920 dated November 15, 2010, as amended, payment agents may not accept payments for lottery tickets and bets. The Russian Ministry of Finance has issued a formal clarification stating that personal taxes, duties and related fines also may not be paid through payment agents. To ensure compliance with these requirements, payments to lottery ticket vendors and tax authorities that we accept through our kiosks and terminals are processed by Qiwi Bank rather than OSMP, making these operations subject to banking legislation and thus excluded from the scope of the Payment Agents Law. The Payment System Law expressly permits credit institutions to use kiosks and terminals for the purposes of accepting payments from individuals.

The Payment Agents Law requires payment agents to comply with the Anti-Money Laundering Law. A payment agent may only act as such once it registers with the government authority responsible for compliance with the Anti-Money Laundering Law (currently, the Federal Service for Financial Monitoring, or Rosfinmonitoring).

A payment agent acts on the basis of an agency agreement with the merchant. Such agency agreements are governed by the Russian Civil Code, certain provisions of which are described in more detail below. A payment agent may also engage sub-agents (referred to as “payment sub-agents” under the Payment Agents Law) if the agency agreement so provides. Our agents act as payment sub-agents for the purposes of the Payment Agents Law. Payment sub-agents may not accept payments that require identification of the customer pursuant to the Anti-Money Laundering Law. Under the Anti-Money Laundering Law, such customer identification is required for all transactions exceeding RUB 15,000. In compliance with these requirements, the software installed on our kiosks and terminals does not allow accepting sums in excess of this amount per single payment.

The payment agent’s obligation to transmit the funds to the merchant is required to be either insured or secured by means of a pledge, guarantee, or otherwise. The amount of such insurance or security is not statutorily fixed, and there are no other guidelines regarding this requirement.

Acceptance of payments on behalf of certain types of merchants, including credit institutions and foreign entities, is carved out from the scope of the Payment Agents Law. This does not imply that a company which has the status of a payment agent is prohibited from accepting payments on behalf of such merchants. However, activities in this regard are not regulated by the Payment Agents Law, but rather by the universally applicable provisions of the Russian Civil Code pertaining to agency agreements. In particular, the Civil Code contains some basic requirements for agency agreements, including their conditions and their termination and sets out rules pertaining to certain rights of the agent and the principal and allocation of various responsibilities between them. Agency services may not be provided free of charge. The Civil Code permits agency agreements to include exclusivity clauses. Agency agreements may be entered into for fixed or indefinite periods of time. However, if an agency agreement is entered into for an indefinite period of time, it may be terminated unilaterally at the discretion of either counterparty.

The Payment Agents Law provides that payment agents are entitled to levy fees from the merchants’ customers for each transaction processed by them. These fees are not statutorily capped.

Since 1 April 2010, payment agents have been required to use cash registering facilities with a built-in fiscal and a reference tape (an electronic devise which allows long-term storage of records of transactions performed through a kiosk), in order to monitor payments received. They are also required to issue receipts for each transaction.

The Payment Agents Law requires both the payment agent and the merchant serviced by it to maintain segregated bank accounts for the purpose of depositing funds received from the customers and from the payment agent, respectively. All funds received by a payment agent need to be deposited into such specialized accounts.

The activities of the payment agents are monitored by the CBR, though its authority in this respect is limited to collection, systematization and analysis of industry data.

Banking Regulation

Our Qiwi Bank is a “credit institution” and is accordingly subject to the following financial services-related laws and regulations:

The Banking Law

Federal Law of the Russian Federation No. 395-1 “On Banks and Banking Activity” dated December 2, 1990, as amended, or the Banking Law, is the main law regulating the Russian banking sector.

Among other things, it defines credit institutions, sets forth the list of banking operations and other transactions that credit institutions may engage in, and establishes the framework for the registration and licensing of credit institutions and the regulation of banking activity by the CBR.

The Banking Law provides for a list of the so-called “banking operations” that cannot be conducted without an appropriate license from the CBR, including, among others, accepting deposits, opening and maintaining bank accounts, performing money transfers from and to bank accounts of the clients, and performing money (including electronic money) transfers without opening a bank account (other than postal transfers), etc. The latter type of banking operations is the only one that our Qiwi Bank pursues as a main line of business, although its license also permits it to accept deposits from individuals and legal entities, invest the funds received in the form of deposits, maintain accounts for individuals and legal entities and perform settlements through their bank accounts, perform teller and cash collection services, sell and purchase currency and issue bank guarantees.

Role of the CBR

The CBR operates under the Federal Law of the Russian Federation No. 86-FZ “On the Central Bank of the Russian Federation” dated July 10, 2002, or the CBR Law. The CBR is a legal entity and is operationally independent from the Russian government. The CBR has a head office in Moscow and regional branches in the constituent entities of the Russian Federation, as well as local branches.

Pursuant to the CBR Law, the Banking Law and the Federal Law No. 173-FZ “On Currency and Currency Regulation” dated December 10, 2003, or the Currency Law, the CBR has the authority to issue and implement binding regulations governing banking and currency operations. The CBR’s main functions include determination and implementation of the monetary policy of the Russian Federation in cooperation with the Russian government, regulation and oversight of the banking sector in a quasi-state agency capacity, certain limited banking operations and transactions, issuance of currency and regulation of its circulation, regulation of foreign currency operations in the Russian Federation and foreign currency operations conducted by Russian residents abroad, and domestic government debt service and federal budget administration. The CBR also carries out supervision and monitoring of the national payment system.

Capital Requirements

The key measure underlying Russian capital requirements is the amount of the capital base (own funds) of a credit organization, which is defined as the sum of the “main capital” and “additional capital” of the credit organization minus certain obligations as determined by the CBR. According to the CBR Regulation No. 215-P dated February 10, 2003, as amended, the main capital and the additional capital of a credit organization is defined by way of an exhaustive list of different types of debt and equity that qualify for treatment as main and additional capital, as applicable.

The Banking Law establishes minimum charter capital and capital base for banks. Under the Banking Law, the minimum charter capital for newly-established banks is equivalent to RUB 300 million. The capital base of a credit institution must not be less than RUB 300 million, subject to certain exemptions. If a bank’s capital base becomes less than its charter capital, it must increase its capital base (or, if impossible, reduce its charter capital) accordingly. The CBR Directive No. 1260-U dated March 24, 2003, as amended, establishes the procedures for such adjustment.

As of December 31, 2012, Qiwi Bank had a charter capital of RUB 295 million and a capital base of approximately RUB 460 million and was in compliance with applicable banking legislation.

Reserve Requirements

Under the CBR Law, the CBR’s Board of Directors may establish reserve requirements for banks. Reserve requirements must not exceed 20% of the bank’s liabilities and may vary for different types of banks. Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from April 1, 2011, such mandatory reserves established by the CBR constitute 5.5% for liabilities towards legal entities which are non-residents and 4.0% for liabilities towards individuals and other liabilities.

Russian banks are required to calculate the exact amount of their mandatory reserves in accordance with CBR Regulation No. 342-P dated August 7, 2009, or the Reserves Regulation. The Reserves Regulation also requires banks to report the calculation of reserves to the CBR and its regional branches promptly after the end of each calendar month, as well as to post additional reserves if necessary.

The Reserves Regulation allows the CBR to fine a bank that fails to comply with reserve requirements and debit the insufficient reserve from its correspondent account with the CBR. The amount of the fine is calculated on the basis of the actual shortage of the reserves. The CBR and its regional branches may also conduct audits to assess a bank’s compliance with the reserve requirements.

As of December 31, 2012, Qiwi Bank’s reserves amounted to 5.5% of its liabilities owed to non-residents and 4% for of all its other liabilities and it was in compliance with applicable banking legislation. Qiwi Bank has never been fined for non-compliance with reserve requirements and none of the audits conducted by the CBR in respect of it has uncovered any material violations.

Loss Provisions

The CBR regulates the creation of provisions for bank loan and other losses. CBR Regulation No. 254-P “On the Procedure for Making Provisions for Possible Losses on Loans and Similar Indebtedness by Credit Organizations” dated March 26, 2004, as amended, requires banks to adopt procedures for calculating and posting provisions for loan losses and for possible losses other than loan losses, which may include losses from investments in securities, funds held in correspondent accounts of other banks, contingent liabilities and other transactions. CBR Instruction No. 283-P dated March 20, 2006, as amended, requires banks to classify such activities into five risk categories and to make provisions in the corresponding amount at their discretion. Banks must report to the CBR the amount of new non-loan provisions within seven days after the end of each reporting month. The CBR and its regional branches monitor banks’ compliance with these rules.

Although Qiwi Bank does not engage in retail or corporate lending as a line of business, it maintains provisions for certain other possible losses, including losses from default by counterparties, impairment of assets and liability increases, and is in compliance with applicable banking legislation.

Prudential Ratios

CBR Instruction No. 139-I “On Banks’ Mandatory Prudential Ratios” dated December 3, 2012, as amended, establishes mandatory prudential ratios for banks. Key mandatory economic ratios that banks must observe on a daily basis and periodically report to the CBR include capital adequacy ratio, instant liquidity ratio, current liquidity ratio, long-term liquidity ratio, maximum exposure to a single borrower or a group of affiliated borrowers, maximum exposure to major credit risks, maximum amount of loans, bank guarantees and sureties extended by the bank to its participants (shareholders), aggregate amount of exposure to the bank’s insiders, ratio for the use of the bank’s capital base to acquire shares (participation interests) in other legal entities. Failure to comply with the prudential ratios may lead to negative consequences for the bank, including revocation of the banking license.

As of December 31, 2012, Qiwi Bank’s prudential ratios were well in excess of the minimum thresholds imposed by the CBR and it was in compliance with applicable banking legislation.

Reporting Requirements

Under the CBR Regulation No. 2332-U dated November 12, 2009, as amended, a substantial amount of routine reporting is performed by credit institutions on a regular and non-regular basis, including disclosure of financial statements, various operational indicators, affiliates and persons who exercise (directly or indirectly) influence over the decisions taken by the management bodies of the bank. According to the CBR Law, the CBR may at any time conduct full or selective audits of any bank’s filings and may inspect all of its books and records.

Under the Banking Law, banking holdings (i.e., alliances of legal entities in which a legal entity that is not a credit institution, directly or indirectly, controls decisions of the management bodies of a credit institution within such alliances) must regularly disclose their consolidated financial statements. However, this obligation applicable to banking holdings is currently not effective due to the absence of certain legislation necessary to implement it. We are deemed to be a banking holding due to our ownership of Qiwi Bank and, accordingly, will be required to disclose our consolidated financial statements on a regular basis when and if such legislation is adopted. Additionally, banking holdings such as ourselves are required to regularly provide to the CBR a list of companies that such banking holdings comprise.

Regulation of Mergers and Acquisitions of Credit Institutions in Russia

In addition to the general merger control requirements, acquisitions of shares or participation interests in credit institutions are also subject to certain industry-specific regulations. Under the Banking Law and the CBR Law, the purchase or receipt on trust of over 1% of the shares or participation interests in a credit institution by a person (or its group) must be reported to the CBR post-closing, while the purchase or receipt on trust of over 20% of the shares or participation interests in a credit institution is subject to the CBR’s pre-closing approval.

The requirements for obtaining pre-closing approvals of the CBR are set out in detail in the CBR Instruction “On the Procedure for Obtaining the CBR’s Approval for the Purchase and/or Receipt on Trust of the Shares (Participation Interests) in a Credit Institution” No. 130-I dated February 21, 2007, or the 130-I Instruction. The 130-I Instruction provides that an approval shall be obtained whenever a person (or group) acquires more than 20%, 25%, 50% or 75% of the voting shares in a credit institution incorporated as a joint stock company (or more than 1/4, 1/3, 1/2 or 2/3 of participation interests in a limited liability company) or brings its stake to 100%. In order to be eligible for obtaining the approval, the acquirer needs to be in existence for at least three years, to have net assets sufficient to pay the purchase price for the shares or participation interests in the credit institution and to have a sound financial standing, the criteria for which in respect of legal entities are established by the CBR Regulation “On the Procedure and Criteria for Assessing the Financial Standing of Legal Entities – Shareholders of Credit Institutions” No. 337-P dated June 19, 2009. The CBR’s consent is purchaser-specific even when granted to a group, and any intra-group transfers of shares in a credit institution are subject to the same pre-closing approval requirements.

This requirement is also applicable to acquisitions of control over intermediary holding companies with ownership interests in credit institutions. Accordingly, any acquisition of control over our company would need to be pre-approved by the CBR due to our ownership of Qiwi Bank.

The review period is 30 days from the date of the application. The CBR may refuse to grant its consent if the applicant does not meet the eligibility criteria described above, has failed to obtain approval of the Federal Antimonopoly Service, or the FAS, before filing with the CBR or has been previously found guilty of either bankruptcy law violations or causing a loss to a credit institution while being a member of its board of directors (or other supervisory board), its chief executive officer, deputy chief executive officer, or a member of its collective executive body.

Additionally, the Banking Law provides that the Russian government, upon consultation with the CBR, may propose a legislative bill imposing a quota on foreign ownership in the Russian banking industry, covering both Russian branches of international banks and foreign participation in the charter capital of Russian banks. Such quota, if instituted, could prevent foreign investors from obtaining control over our company. However, such quota has not been in existence since 2002 and, to our knowledge, there is currently no intention to reinstate it.

The Anti-Money Laundering Law

The Anti-Money Laundering Law was adopted to comply with the requirements of the Financial Action Task Force, or the FATF, an inter-governmental body developing and promoting policies to combat money laundering and terrorist financing. It covers a broad scope of companies which can be designated as financial services providers, including credit institutions and payment agents. The Anti-Money Laundering Law contains a number of requirements that these companies have to comply with, including, among other things, the development of appropriate internal standards and procedures, client identification, control over client operations and reporting of suspicious activities.

Under the Anti-Money Laundering Law, one of the main obligations of a financial services provider is the “control function”, which involves identification of the clients, gathering information on client operations and reporting of certain operations to Rosfinmonitoring. The Anti-Money Laundering Law requires the performance of verification procedures in the event of any operations in the amount of RUB 600,000 or more (or its equivalent in foreign currencies) where such operations involve:

•	cash transactions;

•

certain transactions where one of the counterparties is resident in a country that does not participate in international efforts to combat money-laundering, or employs a bank account maintained in such country;

•	certain operations in relation to bank accounts or deposits where the beneficiary is not identified;

•

deposits to or debiting the money from the account of legal entities, where such legal entity has been in existence for less than three months or where no operations have been performed with such bank account from the date of its opening; and

•	certain other transactions with moveable property involving, among other things, money transfers by companies which are not credit institutions.

In addition, financial services providers must carry out these procedures in the event of any operation involving an individual or organization that is known to participate in extremist or terrorist activities. If the officers of a financial services provider suspect that an operation is conducted in order to legalize any funds received from illegal activities or to finance terrorist activities, such operations must be reported to Rosfinmonitoring whether or not they qualify as controlled operations. Financial services providers must not inform their clients that transactions are being reported to Rosfinmonitoring.

Financial services providers are generally required to identify their clients. However, certain transactions are exempt from the identification requirements under the Anti-Money Laundering Law, in particular, money transfers by individuals not exceeding RUB 15,000, unless officers of a financial service provider suspect that such operation is carried out to legalize funds received from illegal activities or to finance terrorism. Additionally, the requirements of the Anti-Money Laundering Law only pertain to individual transactions and not series of transactions.

Intellectual Property Regulation

The Civil Code of Russia (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. According to it, the software and technologies that we develop internally generally do not require registration and enjoy legal protection simply by virtue of being created and either publicly disclosed or existent in a certain material form. In addition, we obtain proprietary rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Also, subject to compliance with the requirements of the Civil Code, we are deemed to have acquired any copyrights created by our employees during the course of their employment with us and within the scope of their job functions, and have the exclusive rights to their further use and disposal.

Under Russian law, the registration of copyrighted materials is not required. Software may be registered by a copyright holder, at its discretion, with the Russian Federal Service for Intellectual Property, Patents and Trademarks, or Rospatent, but such registration is not customary. We often do not register software that we develop with the Rospatent since we believe that we are adequately protected as the exclusive copyright holder of our software. Additionally, due to the constant development and improvement of software, we consider registration of software to be inefficient. We, however, hold copyright registrations for some of our software in Russia and the United States.

Only trademarks and patents for inventions, utility models and industrial designs require mandatory registration with the Rospatent. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Trademarks dated April 14, 1891 and/or the Protocol to the Agreement dated June 27, 1989, have equal legal protection in Russia as locally registered trademarks. Our main brands are registered as trademarks in Russia, the CIS and several other countries where we operate.

Advertising Regulation

The principal Russian law governing advertising, including advertising on the kiosks and terminals, is the Federal Law “On Advertising,” dated March 13, 2006, as amended, or the Advertising Law. The Advertising Law provides for a wide array of restrictions, prohibitions and limitations pertaining to contents and methods of advertising.

Set forth below is a non-exhaustive list of types and methods of advertising that are prohibited regardless of the advertised product and the advertising medium:

•	advertising that may induce criminal, violent or cruel behavior;

•	advertising that judges or otherwise humiliates those who do not use the advertised product;

•	use of pornographic or indecent materials in advertising;

•	use of foreign words that may lead to the advertising being misleading;

•	statements that the advertised product has been approved by state and municipal authorities or officials;

•	depiction of smoking and alcohol consumption;

•	advertising of healing properties of a product that is not a registered medicine or medical service; and

•	omission of material facts that leads to advertising being misleading.

The law also prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, tobacco, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure.

Russian advertising laws define and prohibit, among other things, “unfair”, “untrue” and “hidden” advertising (i.e. advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods which may not be produced and distributed under Russian law.

In addition, the distribution of advertisements using telecommunications devices, such as advertisements over short messaging, requires the consent of the recipient of the ad, which we receive through having the customer agree to a public offer before making a transaction through one of our kiosks. The Advertising Law does not specifically regulate advertising through kiosks.

In some cases, violation of the Advertising Law can lead to civil actions or administrative penalties that can be imposed by the FAS.

Privacy and Personal Data Protection Regulation

We are subject to laws and regulations regarding privacy and protection of the user data, including the Federal Law of the Russian Federation No. 152-FZ “On Personal Data” dated July 27, 2006, as amended, or the Personal Data Law. The Personal Data Law, among other things, requires that an individual must consent to the processing (i.e. any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data and must provide this consent before such data is processed. Generally, the Personal Data Law does not require the consent to be in writing but requires it to be in any form that, from an evidential perspective, sufficiently attests to the fact that it has been obtained.

However, the consent must be in writing in certain cases, including: (i) where the processing relates to special categories of personal data (regarding the subject’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information); (ii) where the processing of personal data relates to any physiological and biological characteristics of the subject which can help to establish the identity of the subject (such as, for example, biometric personal data); (iii) cross-border transfers to a state that does not provide adequate protection of rights of subjects; and (iv) the reporting or transferring of an employees’ personal data to a third party, etc. The written consent of subjects must meet a number of formal requirements and must be signed by holographic or electronic signature. In other cases, the consent may be in any form that, from an evidential perspective, attests to the fact that it has been obtained.

We obtain consents from our users by asking them to click an icon indicating their consent to us processing their personal data. Failure to comply with legislation on personal data may lead to civil, criminal, disciplinary and administrative liability, and an obligation to terminate or procure the termination of any wrongful processing of personal data.

Antimonopoly Regulation

Federal Law of the Russian Federation No. 135-FZ “On Protection of Competition” dated July 26, 2006, as amended, or the Competition Law, grants to the FAS as the antimonopoly regulator wide powers and authorities to ensure competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players that occupy dominant positions, prosecution any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are performed in violation of the antimonopoly regulation. We have a substantial market share in the kiosks and terminals and electronic payments markets, but are not recognized by the regulator as occupying a dominant position since these markets are relatively new. However, we understand that the regulator could in the future focus on the markets that we are active in, and could identify dominant players and impose conduct limitations and other requirements on them.

The Competition Law expressly provides for its extraterritorial application to transactions which are made outside of Russia but lead, or may lead, to the restriction of competition in Russia and which relate to assets located on the territory of Russia, to the shares (or participation interests) in Russian companies or rights in relation to such companies, shares in or rights in relation to foreign target companies which had sales to Russia of at least RUB 1 billion for the year preceding the year in which the transaction is consummated.

The Competition Law provides for mandatory pre-approval by the FAS of mergers, acquisitions, company formations and certain other transactions involving companies which meet certain financial thresholds. Certain specific rules and thresholds are provided by the Competition Law in relation to pre-approval by the FAS of acquisitions of financial services providers, which, under the Competition Law, include credit institutions, but do not include payment agents. Different thresholds apply to transactions with other financial entities as targets.

The Competition Law stipulates certain carve-outs from this rule providing for post-transactional notification to the FAS instead of FAS pre-approval. The Competition Law provides for a mandatory post-transactional notification (within 45 days of the closing of the transaction) to the FAS in connection with the transactions specified above, if the aggregate asset value or total annual revenues of the acquirer (and its group) and the target (and its group) for the preceding calendar year exceeds RUB 400 million and the total asset value of the target (and its group) exceeds RUB 60 million; and in connection with mergers and consolidations of entities if the aggregate asset value or the total annual revenues of such entities exceed RUB 400 million. Intra-group transfers are generally notifiable; however, there are certain exceptions to the Competition Law in this respect.

Under the Competition Law, if an acquirer has acted in violation of the merger control rules and, for example, acquired shares without obtaining the prior approval of the FAS, the transaction may be invalidated by a court order initiated by the FAS, provided that such transaction has led or may lead to the restriction of competition, for example, by means of strengthening of a dominant position in the relevant market.

More generally, Russian legislation provides for civil, administrative and criminal liability for the violation of antimonopoly legislation.

Regulation of Strategic Investments

Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended, or the Strategic Enterprise Law, provides that an acquisition by a foreign investor (or a group of persons including a foreign investor) of direct or indirect control over a company holding encryption license requires prior approval of a specialized governmental commission. The approval process usually takes between three and six months. Qiwi Bank holds an encryption license, which is necessary to conduct its operations, and by virtue of this may be deemed to be a “strategic enterprise”.

Under the Strategic Enterprise Law, a person is deemed to have control over a strategic enterprise if, among other things, such person controls, directly or indirectly, more than 50% of the total number of votes attributable to the voting shares comprising the share capital of such strategic enterprise.

The Strategic Enterprise Law is not clear on how to interpret “indirect” control over a strategic enterprise and in what circumstances an acquisition of shares in the holding company of a strategic enterprise would represent an “indirect” acquisition of shares in the latter and, consequently, require approval of the specialized governmental commission. Although a view can be taken that an “indirect” acquisition takes place if a foreign investor acquires over 50% of the shares in the holding company of a strategic enterprise or otherwise obtains control over the holding company, there is no assurance that Russian state authorities would not interpret it differently and apply a lower threshold to the acquisition of such holding company.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. We intend to appoint three additional directors in connection with this offering.

Name	Age	Position
Andrey Romanenko	33	Director, Chairman of the Board
Sergey Solonin	39	Director, Chief Executive Officer
Andrei Muravyev	38	Director
Igor Mikhailov	42	Director
Matthew Hammond	36	Director
Verdi Israelian	36	Director
Boris Kim	49	Director
Alexander Agakov	39	Head, Qiwi Distribution
Maxim Popov	35	Head, Visa Qiwi Wallet
Andrey Popkov	51	Head, Qiwi International Payment Systems
Yury Demidovich	48	Head of Business Development, Visa Qiwi Wallet
Alexander Karavaev	37	Chief Operating Officer
Evgeny Filimonov	39	Chief Financial Officer
Maria Panferova	33	General Counsel

Biographies

Andrey Romanenko.     Mr. Andrey Romanenko has served as our director since December 2010 and as chairman of our board of directors since October 2012. He was nominated to our board of directors by the predecessor company of our shareholder, Antana. Mr. Romanenko is an entrepreneur and has over 14 years of experience in the payment services and banking industries. He is one of the co-founders of our predecessor, OSMP, and from July 2007 until October 2012 served as our chief executive officer. Since March 2011, Mr. Romanenko has been a partner of two venture funds, AddVenture III and iTech Capital. Mr. Romanenko has served as a member of the board of directors of Qiwi Bank since June 2009. Mr. Romanenko graduated from International Independent University of Environmental and Political Sciences in 2000 with a degree in financial management.

Sergey Solonin.     Mr. Sergey Solonin has served as our director since December 2010 and as our chief executive officer since October 2012. He was nominated to our board of directors by the predecessor company of our shareholder, Saldivar. Mr. Solonin is an entrepreneur and has over 14 years of experience in the payment services and banking industries. He is one of the co-founders of OSMP and from April 2009 until October 2012 served as an advisor to the president on financial matters at OSMP. Mr. Solonin is currently the chief executive officer of Qiwi-Service JSC, a position he has held since October 2012. He also serves on the board of directors of Qiwi Bank and from March 1999 until September 2009 was the chairman of its board of directors. Mr. Solonin is also an executive of ITbillion LLC as well as one of the two directors of iTech Advisors Ltd. and a director of OJSC United Art Tickets. Mr. Solonin graduated from the Russian Financial Institution in 1996 with a degree in economics.

Andrei Muravyev.     Mr. Andrei Muravyev has served as our director since                      2012. He was nominated to our board of directors by the predecessor company of our shareholder, Palmway. Mr. Muravyev is an entrepreneur and is one of the co-founders of Parus Capital Limited, an investment company, and OJSC Holding Company Sibirskiy Cement, one of the largest cement producers in Russia. He is a director and a chief executive officer of Parus Capital Limited, a position he has held since September 2008. From August 2004 until August 2008 Mr. Muravyev was a director and a chief executive officer of OJSC Holding Company Sibirskiy Cement. Mr. Muravyev graduated from Kemerovo State Technical University in 1997 with a degree in economics. He also graduated with a BA from San Francisco University in 1998 with a degree in finance.

Igor Mikhailov.     Mr. Igor Mikhailov has served as our director since                      2012. He was nominated to our board of directors by the predecessor company of our shareholders, Dargle and Bralvo. Mr. Mikhailov is an entrepreneur with over 14 years of experience in the payment services industry. He is one of the co-founders of OSMP. Mr. Mikhailov is as an advisor to the president on strategic planning at OSMP, a position he has held since November 2007.

Matthew Hammond.     Mr. Matthew Hammond has served as our director since September 2011. He was nominated to our board of directors by Mail.ru. He is a managing director and a deputy chief financial officer of Mail.ru, a position he has held since April 2011. He also serves on the board of directors of Mail.ru, a position he has held since May 2010. Mr. Hammond is also a non-executive director of Nautilus Minerals Inc., Strike Resources and Puricore. Previously, Mr. Hammond was a group strategist for Metalloinvest Holdings where he managed Metalloinvest’s non-core asset portfolio and advised its board of directors on investment strategy, mergers and acquisitions and foreign exchange transactions. Prior to that, he was a technology analyst at Credit Suisse from 1997 until 2009. Mr. Hammond graduated with a BA from Bristol University in 1997 with a degree in economics and history.

Verdi Israelian.     Mr. Verdi Israelian has served as our director since                      2012. He was nominated to our board of directors by Mail.ru. He is the chief financial officer of Mail.ru, a position he has held since August 2011, and the chief operating officer of LLC Internet Company Mail.ru, a position he has held since November 2010. He also serves on the board of directors of several portfolio companies owned by Mail.ru. Previously, Mr. Israelian was co-head of the European Special Situations Group (CIS Operations) at Goldman Sachs in Moscow. Prior to that, he was deputy head of Russia Investment Banking at Morgan Stanley. He started his career at Arthur Andersen and subsequently worked at Lehman Brothers in London. Mr. Israelian holds an MBA from the Rotterdam School of Management, Erasmus University in the Netherlands.

Boris Kim.     Mr. Boris Kim has served as our director since                      2012. He was nominated to our board of directors by E1. Mr. Kim is an entrepreneur with over 18 years of experience in the payment services industry. He is also the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. He is one of the co-founders of e-port and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From October 1999 until October 2004, Mr. Kim was advisor to the chairman of the board of the banking and financial group Zerich. From September 1993 until January 1999 he was a chairman of the management board of Chastny Bank. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 with a degree in psychology and a degree in philosophy.

Alexander Agakov.    Mr. Alexander Agakov has served as head of our Qiwi Distribution segment since November 2011. Mr. Agakov has over 19 years of experience in sales. He is also the director general at OSMP, a position he has held since November 2011. From January 2010 until November 2011, he was vice president of commerce at OSMP. Prior to that, Mr. Agakov was a director of CIS business development at OSMP. From October 1996 until November 2007, Mr. Agakov held numerous positions with the sales division at Mars LLC. Mr. Agakov graduated from the International Slavic Institute in Kaliningrad in 2004 with a degree in finance.

Maxim Popov.    Mr. Maxim Popov has served as head of our Qiwi Wallet segment since May 2012. Mr. Popov has over 7 years of experience in the payment services industry. He is also currently a managing director at Qiwi Bank, a position he has held since May 2012. From January 2010 until April 2012, he was a vice president of marketing and development at OSMP, and from March 2008 until January 2010 was deputy general manager of the development department at OSMP. From April 2007 until March 2008 he was a head of the development department in charge of R&D projects and new product development at OSMP. Before joining us, Mr. Popov was a manager at the regional bureau of MosBusiness Consulting LLC from September 2005 until April 2007. Mr. Popov graduated from International Academy of Marketing and Management in 2004 with a master’s degree in economics.

Andrey Popkov.    Mr. Andrey Popkov has served as head of Qiwi International Payment Systems since January 2010. Mr. Popkov has over 7 years of experience in IT. From November 2005 until December 2009 he was an advisor to the chairman on start-up matters, including mobile wallet project (the predecessor of Qiwi Wallet). Before joining us, Mr. Popkov was a head of the Moscow representative office of Star Glass from September 2003 until October 2005. From October 1983 until March 1990, he was a chemical scientist at Zelinski Organic Chemistry Institute of USSR Academy of Science. Mr. Popkov graduated from Moscow State University in 1983 with a degree in chemistry. He also holds an MBA degree from California State University, Hayward.

Yury Demidovich.    Mr. Yury Demidovich has served as head of business development of our Qiwi Wallet segment since November 2008. Mr. Demidovich has over 22 years of experience in the payment services industry. He is also a senior vice president in charge of business development at Qiwi Bank, a position he has held since November 2008. Before joining us, from 2007 until 2008. Mr. Demidovich was an executive vice president of business development at JSC Lanit, an IT-system integrator company. Previously, Mr. Demidovich was chief executive officer of JSC Sbercard from November 2005 until April 2007. From April 1991 until October 2005, he was an executive vice president of BGS SmartCard Systems A.G. and head of its Russian and CIS representative office. Mr. Demidovich graduated from Bauman Moscow State Technical University in 1988 with a master’s degree in engineering.

Alexander Karavaev.    Mr. Alexander Karavaev has served as our chief operating officer since August 2012. Mr. Karavaev has over 15 years of experience in finance and accounting. He is also an executive director of Qiwi-Service JSC, a position he has held since August 2012. Before joining us, from November 2008 until September 2011 Mr. Karavaev was a chief financial officer of Mail.ru. He also previously served as a nominee director for Mail.ru on our board of directors. Previously, Mr. Karavaev was a chief financial officer of Akado Group (a subsidiary of Renova Holding) between March 2008 and October 2008 and a deputy chief financial officer at Renova between May 2007 and October 2008. He was also vice a president of development of financial systems at SUAL Holding from December 2003 until May 2007. Mr. Karavaev started his career at the audit department of Arthur Andersen in July 1997 and after moving to Ernst & Young in May 2001 worked at the audit and business consulting departments until December 2003. Mr. Karavaev graduated with honors from Siberian Aerospace Academy in 1998 with a degree in economics, majoring in management and strategic planning. Concurrently, between September 1996 and October 1997, he attended the University Passau in Germany, studying strategic planning.

Evgeny Filimonov.    Mr. Evgeny Filimonov has served as our chief financial officer since October 2010. Mr. Filimonov has been with us since our inception. He is also a financial director of Qiwi-Service JSC, a position he has held since October 2012. Previously, he was an executive director of OSMP, between October 2008 and October 2010. From December 1999 until October 2008, Mr. Filimonov held numerous positions with e-port, including as commercial director since November 2004. Mr. Filimonov graduated with honors from Moscow State Institute of Radio-Engineering Electronics and Automation (Electronics and Optoelectronic Engineering Department) in 1996 with a degree in engineering.

Maria Panferova.    Ms. Maria Panferova has served as our general counsel since April 2003. Ms. Panferova has over 12 years of experience in law. She has been with us since our inception. Ms. Panferova is also a director of legal policy and strategic communications in Qiwi-Service JSC, a position she has held since October 2012. From November 2010 until September 2012, she was a vice president for legal policy and strategic communications at OSMP. She also serves on the board of directors of OJSC United Art Tickets, a position she has held since June 2006. Previously, Ms. Panferova was a deputy chairman of the management board and a general counsel of Russian Investment Club CJSC (subsequently renamed as JSCB First Processing Bank (CJSC) and Qiwi Bank), between April 2003 and November 2010. Ms. Panferova graduated from the Saint Petersburg Institute for International Economic Relations, Economics and Law in 2001 with a degree in law.

Board of Directors

Our company has a single-tier board structure, with a board of directors comprised of up to twelve directors nominated and elected by the shareholders (subject to certain exemptions), including up to three directors who shall be independent directors (see also – “Description of Share Capital – Board of Directors”). The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. Immediately following the completion of this offering, our board of directors will consist of ten directors, including eight elected directors (one of whom, Mr. Sergey Solonin, is also our chief executive officer) and two independent directors who will be appointed by our board of directors. The term for the directors serving on our board of directors at the time of the offering will expire at the annual general meeting of shareholders to be held in 2014. After that meeting, our directors will be elected at each subsequent annual general meeting of shareholders.

Under the listing standards of the                     , a director employed by us or that has, or had, certain relationships with us during the three years prior to this offering, cannot be deemed to be an independent director, and each other director will qualify as independent, only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Accordingly, our board of directors has affirmatively determined that, immediately following the completion of this offering, each of Messrs                      and                      is independent in accordance with the rules of the                     .

Committees of our Board of Directors

We have established four committees under the board of directors: the audit committee, nomination and compensation committee, strategic development committee and innovations committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit committee. Our audit committee consists of Messrs.                     ,                      and                     . Mr.                      is the chairman of the audit committee and our board of directors has determined that                      qualifies as an “audit committee financial expert,” as defined under applicable stock exchange rules and regulations of the SEC. Messrs.                      and                      are independent directors. We are relying on the phase-in rules of the SEC and                      with respect to the independence of our audit committee. These rules permit us to have an audit committee in which a majority of members are independent ninety days after the listing date and all members are independent within one year of the listing date.

The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence and (d) the performance of our internal audit function and independent auditor.

Our audit committee’s duties include, but are not limited to:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

Nomination and compensation committee. Our nomination and compensation committee consists of Messrs.                     ,                      and                     . Mr.                      is the chairman of the nomination and compensation committee.

Our nomination and compensation committee’s duties include, but are not limited to:

•	approving and evaluating all of our compensation plans, policies and programs as they affect the executive officers, including the chief executive officer;

•	overseeing the evaluation of management and succession planning for executive officer positions;

•	identifying individuals it believes to be qualified to become members of the board of directors; and

•	selecting or recommending candidates for all directorships to be filled.

None of the members of our nomination and compensation committee is an officer or employee of our company.

Strategy development committee. Our strategy development committee consists of Messrs.                     ,                      and                     . Mr.                      is the chairman of the strategy development committee. Our strategy development committee has a key role in defining our strategic goals and objectives, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

Innovations committee. Our innovations committee consists of Messrs.                     ,                      and                     . Mr.                      is the chairman of the innovations committee.

Our innovations committee’s duties include, but are not limited to:

•	monitoring and reviewing technological change in the market, new product and service introductions, industry standards and customer needs;

•	evaluating all of our initiatives, plans and proposals for expanding our service offerings and development of new projects; and

•	evaluating and supervising investments in or acquisitions of start-up companies or large research and development initiatives.

Code of Conduct and Code of Ethics

We have adopted a Code of Conduct for all employees and a Code of Ethics that applies to our principal executive officer, our principal financial and accounting officer and all other senior financial officers. The Code of Conduct and Code of Ethics are intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A printed copy of the Code of Conduct and Code of Ethics can be obtained free of charge by writing to our general counsel.

Directors’ Duties

Under Cyprus law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty and common law duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or Cyprus law.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each of these contains standard terms and conditions in compliance with Russian labor law. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information, social insurance and employment benefits.

Under the agreements, our executive officers are entitled to statutory termination benefits in accordance with Russian labor law, which generally amount to between one and three months’ salary. We may terminate the employment agreements with our executive officers in accordance with the general provisions envisaged by Russian labor law if, inter alia, one of our executive officers commits serious breach of duties, is guilty of any gross misconduct in connection with the handling of money or valuables, or takes an erroneous decision that leads to improper use of, or causes damage to, our property. In addition, Russian labor law and employment agreements of certain of our executive officers contain certain additional provisions whereby we may terminate their employment agreements if such officers are dismissed from office in accordance with Russian bankruptcy legislation.

Our executive officers have also agreed not to engage in any activities that compete with us, or to directly or indirect solicit the services of our employees, for a period of one year after termination of employment. Each executive officer has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated memorandum and articles of association provide that, subject to certain limitations, we may indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

We have entered into agreements to indemnify our directors pursuant to terms determined by our board of directors. With specified exceptions, these agreements provide for indemnification for expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding, and no directors or officers shall be liable for any loss, damage or misfortune which may be incurred in connection with execution of his or her duties. We believe that the provisions in our amended and restated memorandum and articles of association, indemnification agreements, and officers’ and directors’ liability insurance described in further detail below are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

Interests of our Directors and our Employees

Certain of our directors and our executive officers have beneficial ownership interests in our shares or hold options to purchase shares. The economic interests through these may give rise to a conflict of interest between their duties owed to us and their private interests. For example, it could cause them to pursue short-term gains in respect of those private interests instead of acting in our best interest. Other than the potential conflicts of interest described in the table in “Principal and Selling Shareholders”, we are not aware of any other potential conflicts of interest between any duties owed by members of our board of directors or our executive officers to us and their private interests and/or other duties.

Under our amended and restated articles of association, a director who is in any way interested in a contract or proposed contract with us must declare the nature of his or her interest at a meeting of our board of directors in accordance with Cyprus law. In addition, a director may not vote in respect of any contract or arrangement in which he or she is interested, and if the director does vote, his or her vote will not be counted and he or she will not be counted for purposes of determining whether quorum at the meeting has been established.

Our directors are generally not prohibited from owning or acquiring interests in companies that could compete with us in the future for investments or business, and each of them has a range of business relationships outside the context of their relationship with us that could influence their decisions in the future.

Compensation of Directors and Executive Officers

For the year ended December 31, 2011, the aggregate remuneration paid (comprising salary, discretionary bonuses and other short-term benefits) to our executive directors and officers was RUB 213,372,000. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this prospectus. We did not pay any remuneration to our non-executive directors. Our Russian subsidiaries are required by law to make contributions equal to fixed percentages of each employee’s salary for his or her pension insurance, medical insurance and other statutory benefits. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

Employee Stock Option Plan

General. In October 2012, our board of directors adopted and our shareholders approved an Employee Stock Option Plan, or the Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. Under the Plan, we may grant options to purchase our class B shares to employees and service providers in connection with their provision of services to us or our subsidiaries. A maximum of 2,565,000 of our class B shares, or 5% of our entire issued and outstanding share capital as of the time of the Plan’s adoption, are reserved for issuance under the Plan, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization. The Plan is scheduled to expire on the tenth anniversary of its adoption, although previously granted awards will remain outstanding after such date in accordance with their terms. Prior to the initial public offering, we intend to increase the number of our class B shares reserved for issuance under the Plan to 7% of our entire issued and outstanding share capital as of the date immediately preceding our initial public offering.

Administration. Our board of directors administers the Plan, including selecting participants, determining the vesting schedule, exercise price, term of the award, transfer restrictions applicable to shares acquired pursuant to an option exercise and other terms and conditions of option awards under the Plan. Our board of directors also has the authority to make all necessary or appropriate interpretations of Plan terms. Our board of directors generally may delegate its authority under the Plan to a board committee, such as a nomination and compensation committee.

Option Terms Generally. Options granted under the Plan permit the holder of the option to purchase our class B shares once such options are vested and exercisable, at a purchase price per share determined by our board of directors and specified in the option grant. Grants of options under the Plan following the initial public offering will have a purchase price per share not less than the average closing price of our class B shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the date of grant. Options granted under the Plan cannot be sold, pledged or disposed of in any manner without our prior written consent.

Outstanding Awards. On December 21. 2012, we granted options to purchase a total of 2,216,778 class B shares under the Plan to 33 members of our management, each with a per-share exercise price of U.S.$13.6452. Of the 2,216,778 options granted, 347,232 vested on the grant date, 776,547 will vest on January 1, 2014, 720,117 will vest on January 1, 2015, and further 372,882 will vest on January 1, 2016, in each case subject to the option holder’s continued employment with us or one of our subsidiaries. Of the 776,547 options vesting on January 1, 2014, 347,232 will vest immediately upon our initial public offering. All options under the Plan become vested on a change in control over us, as defined in the Plan.

Net Income Transfer Restriction. All options granted under the Plan are subject to an additional transfer restriction applicable to shares acquired by exercising the option. This transfer restriction prohibits the individual from transferring these shares unless we have achieved U.S.$170 million in net income (measured in accordance with the management accounts principles as presented in the operating segment note to the financial statements as of the relevant date) during the previous 12 month period. We will determine at the end of each fiscal quarter whether such net income test has been met and, to the extent that it has not been met, individuals holding shares acquired through the exercise of these options are not permitted to transfer the shares while they remain employed by us or one of our subsidiaries. This transfer restriction will cease to apply in the event that the option holder’s employment or service with us or our subsidiaries terminates.

Other Information. Shares subject to options which are cancelled or forfeited without being exercised will be returned to the Plan and will be available for subsequent option grants under the Plan. Following the consummation of this offering, we will be subject to the listing rules of                      governing the adoption or amendment of equity compensation plans. Any material amendment to the Plan (such as the addition of more class B shares to the pool of shares available under the Plan) or the adoption of a new equity compensation plan, will be subject to approval by our shareholders.

Outstanding Equity Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at January 28, 2013:

	Grant Date	Number of Class B Shares Underlying Vested Options (#) Exercisable	Number of Class B Shares Underlying Unvested Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date(1)
Alexander Agakov	December 21, 2012	27,745	138,724	13.6452	December 31, 2017
Maxim Popov	December 21, 2012	19,067	95,332	13.6452	December 31, 2017
Andrey Popkov	December 21, 2012	16,749	83,748	13.6452	December 31, 2017
Yury Demidovich	December 21, 2012	12,474	62,373	13.6452	December 31, 2017
Alexander Karavaev	December 21, 2012	–	133,380	13.6452	December 31, 2017
Evgeny Filimonov	December 21, 2012	18,229	91,143	13.6452	December 31, 2017
Mariya Panferova	December 21, 2012	17,339	86,697	13.6452	December 31, 2017

(1)	If the initial public offering or a change of control (as defined in the Plan) does not occur on or prior to December 31, 2015, the expiration date in respect of each of these options shall be the earlier of December 31, 2022 or the date which is 720 days from the date of the initial public offering or the change of control, whichever happens earlier.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares outstanding (i) immediately prior to this offering, (ii) immediately following the offering, assuming no exercise of the over-allotment option, and (iii) immediately following the offering, assuming the over-allotment option is exercised in full, by:

•	each of our directors, director nominees, and executive officers individually and as a group;

•	each person known to us to own beneficially more than 5% of our issued class A shares and/or ordinary shares; and

•	each selling shareholder.

The calculations in the table below are based on 52,000,000 class B shares outstanding as of January 28, 2013, which comprise our entire issued and outstanding share capital as of that date.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Currently, none of our ordinary shares are held by U.S. holders.

	Prior to this Offering			Total number of Class B Shares being offered	After this Offering (Assuming no Exercise of the Over- Allotment Option)				After this Offering (Assuming the Over-allotment Option is Exercised in Full)
	Total Class B Shares	Total % of Issued Share Capital			Total Class A Shares	Total Class B Shares	Total % of Issued Share Capital	Total % of Votes at a General Meeting	Total Class A Shares	Total Class B Shares	Total % of Issued Share Capital	Total % of Votes at a General Meeting
Directors and Executive Officers:
Andrey Romanenko(1)	6,591,321	12.7
Sergey Solonin(2)	13,182,642	25.4
Andrei Muravyev(3)	4,429,492	8.5
Igor Mikhailov(4)	2,279,740	4.4
Matthew Hammond	–	–
Verdi Israelian	–	–
Boris Kim(5)	4,385,333	8.4
Alexander Agakov(6)	27,745	0.0005	(15)
Maxim Popov(7)	19,067	0.0004	(15)
Andrey Popkov(8)	16,749	0.0003	(15)
Yury Demidovich(9)	12,474	0.0002	(15)
Alexander Karavaev	–	–
Evgeny Filimonov(10)	18,229	0.0004	(15)
Mariya Panferova(11)	17,339	0.0003	(15)
All directors and executive officers as a group	30,980,131	59.6	(15)
Principal and Selling Shareholders:
Antana International Corporation(1)	6,591,321	12.7
Saldivar Investments Limited(2)	13,182,642	25.4
Palmway Holdings Limited(3)	4,429,492	8.5
Dargle International Limited(4)	2,279,740	4.4
E1 Limited(5)	4,385,333	8.4
Bralvo Limited(12)	2,279,739	4.4
Mail.ru Group Limited(13)	11,103,733	21.4
Mitsui & Co., Ltd(14)	7,748,000	14.9

(1)	Andrey Romanenko and Nikolay Romanenko is each the owner of 50% of shares of Antana International Corporation and, accordingly, share voting and dispositive power over our shares held by such entity. The address of such entity is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
(2)	Sergey Solonin is the owner of 88.9% of shares of Saldivar Investments Limited and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is Themistokli Dervi, 6 P.C. 1066, Nicosia, Cyprus.
(3)	Andrei Muravyev is the owner of 100% of shares of Palmway Holdings Limited and accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is 3rd floor, Geneva Place, Waterfront Drive, P.O. Box 3175, Road Town, Tortola, British Virgin Islands.

(4)	Igor Mikhailov is the owner of 100% of shares of Dargle International Limited and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(5)	Boris Kim is the owner of 39.0%, Gennady Babkin is the owner of 38.7% and Alexey Korepanov is the owner of 17.69% of the shares of E1 Limited. Accordingly, these individuals share voting and dispositive power over our shares held by such entity. The address of such entity is Diagorou 4, Kerni Building, 6th floor, office 601, Nicosia, Cyprus, P.C. 1097.
(6)	Reflects the vesting on the grant date and immediately following the closing of this offering of options to purchase 55,490 class B shares under our Employee Stock Option Plan.
(7)	Reflects the vesting on the grant date and immediately following the closing of this offering of options to purchase 38,134 class B shares under our Employee Stock Option Plan.
(8)	Reflects the vesting on the grant date and immediately following the closing of this offering of options to purchase 33,498 class B shares under our Employee Stock Option Plan.
(9)	Reflects the vesting on the grant date and immediately following the closing of this offering of options to purchase 24,948 class B shares under our Employee Stock Option Plan.
(10)	Reflects the vesting on the grant date and immediately following the closing of this offering of options to purchase 36,458 class B shares under our Employee Stock Option Plan.
(11)	Reflects the vesting on the grant date and immediately following the closing of this offering of options to purchase 34,678 class B shares under our Employee Stock Option Plan.
(12)	Sergei Fedyushchenko is the owner of 100% of shares of Bralvo Limited and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is P.O. Box 321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(13)	Mail.ru Group Limited is a public company the global depositary receipts of which are listed on the London Stock Exchange. The board of directors of the company, which consists of 10 individuals, oversees the investment decisions of the company and, accordingly, may be deemed to have voting and dispositive power. In addition, according to public sources, Mr. Alisher Usmanov, a beneficial shareholder of Mail.ru Group, obtained over 60% voting control over Mail.Ru Group Limited in September 2012. The address of such entity is Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
(14)	Mitsui & Co., Ltd. is a widely-held public corporation the shares of which are traded on the Tokyo, Osaka, Nagoya, Sapporo, Fukuoka stock exchanges. The address of such entity is 2-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan.
(15)	Calculated as percentage of the issued share capital assuming exercise of all vested options.

Change in Control Arrangements

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Amended and Restated Shareholders Agreement

On                      2013, we entered into an amended and restated shareholders’ agreement with the class A shareholders to provide for certain matters with respect to our board of directors and share capital. The amended and restated shareholders’ agreement will terminate before the closing of this offering. Our current board of directors was appointed, in part, on the basis of the shareholders’ agreement.

Lease Agreements

OSMP and Qiwi Bank lease our office premises at Petrovskiy Lane 10/2, Moscow, Russia from LLC Lease Arend Com, in which our chief executive officer and shareholder Mr. Sergy Solonin owns a non-controlling stake. The aggregate payments under the lease agreements amount to €61,766 per month. The lease agreements expire in March 2017. Under these agreements, the amount of payments received by LLC Lease Arend Com were RUB 35 million, RUB 32 million, RUB 33 million and RUB 15 million for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012, respectively.

From January 2009 through November 2011, OSMP subleased our office premises at Varshavskoe Highway 125, Building 18A, Moscow, 117587, the Russian Federation, from LLC Lux Technology, in which certain of our shareholders, including Messrs. Sergey Solonin, Andrey Romanenko and Igor Mikhailov, owned non-controlling stakes. We incurred expenses (excluding value added tax) related to rent with LLC Lux Technology of RUB 17 million, RUB 16 million, RUB 15 million in the years ended December 31, 2009, 2010 and 2011, respectively. LLC Lux Technology leased these premises from OJSC Research and Development Centre for Computer Engineering, or NICEVT, a non-related party. In November 2011, LLC Lux Technology’s lease agreement with NICEVT was assigned to OSMP for a total consideration of RUB 7.4 million (including value added tax of RUB 1.1 million) paid to LLC Lux Technology, and the sublease was terminated.

Loan Agreements

On March 14, 2011, the management board of Qiwi Bank adopted an employee loan program under which Qiwi Bank provides loans to employees of our company, including our executive officers and directors. In early 2013, we terminated all loan agreements entered into with our executive officers and directors and are currently in the process of introducing amendments to the program to bring it into compliance with the requirements of Section 402 of the Sarbanes-Oxley Act. All loans under such agreements have been fully repaid. Prior to that, we had provided the following loans to, or accepted the following guarantees in relation to loans to third parties from, our executive officers and directors, none of which is currently outstanding:

•

On November 30, 2011, Qiwi Bank entered into a credit line facility agreement with Mr. Pavel Ishchenko, the chairman of the management board of Qiwi Bank. The credit line was for a total amount of RUB 6,596,000 and bore interest at an annual rate of the CBR refinancing rate plus 3% from November 30, 2011 until November 28, 2014. The interest rate was subject to increase to 36% per annum if the borrower ceased to be employed by Qiwi Bank. The agreement was secured by a charge over Mr. Ishchenko’s account opened with Qiwi Bank. The borrower had the right to early repayment of the full amount of the loan by giving five days’ prior notice to the creditor. The agreement contained certain customary events of default. The largest amount outstanding under the credit line facility agreement during the periods presented in this prospectus was RUB 6,046,000.

•

On September 6, 2010, Qiwi Bank entered into a suretyship agreement with Mr. Andrey Romanenko, a member of our board of directors, securing the performance by Mr. Mikhail Tarasenko, a non-executive employee of Qiwi Bank, of all of his obligations towards Qiwi Bank under a credit facility agreement for a total amount of RUB 1,800,000 bearing interest at an annual rate of 14% from September 6, 2010 until November 1, 2012. The interest rate was subject to an increase to 36% per annum if the borrower ceased to be employed by Qiwi Bank. Under the terms of the suretyship agreement the surety assumed the obligation to repay the total amount of the borrower’s debt towards Qiwi Bank within three working days from the receipt of the relevant request. The largest amount outstanding under the credit facility agreement during the periods presented in this prospectus was RUB 1,200,000.

•

On December 24, 2010, Qiwi Bank entered into a credit line facility agreement with Mr. Maxim Popov, the managing director of our Qiwi Wallet segment. The credit line was for a total amount of RUB 16,000,000 and bore interest at an annual rate of 7% from December 24, 2010 until December 23, 2014. The interest rate was subject to an increase to 36% per annum if the borrower ceased to be employed by Qiwi Bank. The agreement was secured with a charge over the borrower’s account opened with Qiwi Bank and a mortgage on the apartment of the borrower and his spouse. The borrower had the right to early repayment of the full amount of the loan by giving 5 days’ prior notice to the creditor. The agreement contained certain customary events of default. The largest amount outstanding under the credit line facility agreement during the periods presented in this prospectus was RUB 15,950,000.

Additionally, outside the scope of the employee lending policy adopted by Qiwi Bank, on July 23, 2012, OSMP extended a loan to Mr. Alexander Agakov, the chief executive officer of OSMP and the head of our Qiwi Distribution segment, for a total amount of RUB 14,000,000. The loan bore interest at an annual rate of 8%. The interest rate was subject to an increase to 36% per annum if the borrower ceased to be employed by OSMP. The borrower had the right to early repayment of the full amount of the loan. The agreement was unsecured. The agreement also contained certain customary events of default. The largest amount outstanding under the loan during the periods presented in this prospectus was RUB 14,000,000.

Agreements with VTB

On September 6, 2012, OSMP, as borrower, entered into two credit line facility agreements with Bank VTB, one with a credit limit of RUB 500 million and the other with a credit limit of RUB 400 million, bearing an interest at an annual rate of 10.2% and 10.3%, respectively. The terms of both agreements were substantially similar. The loans under each of these agreements were to be drawn down in tranches at the request of the borrower and subject to certain conditions precedent. Under the RUB 500 million agreement, the availability period expired on January 5, 2013 and the final maturity date was on January 17, 2013. Under the RUB 400 million agreement, the availability period expires on the date falling 335 days from the date of the agreement and the final maturity date is the date falling 365 days from the date of the agreement. Both agreements provide for certain customary informational, financial and negative covenants, and the RUB 500 million agreement also provided for a limitation on payment of dividends by OSMP. The due performance of these agreements by OSMP was secured by a surety from our CEO and founding shareholder, Mr. Sergey Solonin. Under the relevant suretyship agreements, Mr. Sergey Solonin has agreed to bear subsidiary liability for the entire amount of OSMP’s obligations under both credit facility agreements with Bank VTB. The RUB 500 million agreement and the respective guarantee have since expired in accordance with their terms. There is currently no outstanding indebtedness under the RUB 500 million agreement.

Qiwi Bank

On September 24, 2010, we acquired 2,949,698 ordinary shares and 2,420 preferred shares in Qiwi Bank, or 99.99797% of its entire issued and outstanding share capital, from certain of our beneficial shareholders, including Messrs. Sergey Solonin, Andrey Romanenko and Igor Mikhailov, for total cash consideration of RUB 629 million. The sale and purchase agreement in respect of Qiwi Bank provides for certain warranties in respect of accounting records of Qiwi Bank and third party claims, including in relation to taxes. There are currently no outstanding obligations under this agreement.

We began consolidating Qiwi Bank in our accounting records from October 1, 2010. Prior to that date, our transactions with Qiwi Bank were accounted for as transactions with a related party. During the periods when it was not a subsidiary, we received revenues from Qiwi Bank in the form of payment processing fees levied on payments made by Qiwi Bank’s customers through Qiwi Visa Virtual prepaid cards. These revenues are classified as payment processing fee revenue. We also incurred a commission expense to Qiwi Bank for maintaining our bank account.

Lease of Kiosk Locations

In 2010, we entered into a five year lease agreement with a major retailer in respect of kiosk locations to be subsequently subleased to our agents. In March 2011, we entered into an agency agreement with LLC K5 Retail, our equity associate, pursuant to which we commissioned it to sign agreements with our agents in respect of placement and maintenance of their kiosks at locations leased from the retailer. In December 2011, we assigned our rights and obligations under the lease agreement with the retailer to LLC K5 Retail. Under the assignment agreement, the lease deposit paid by us to the retailer was assigned to LLC K5 Retail in exchange for a consideration of RUB 470 million, which was converted into a loan under a novation agreement between us and LLC K5 Retail entered into on January 31, 2012. The total amount due from LLC K5 Retail as of June 30, 2012, was RUB 189 million, and comprised a current receivable of RUB 31 million and a loan of RUB 158 million. The loan bears an annual interest of 8%, and its carrying amount was adjusted to reflect the market interest rate of 14%, resulting in a loss of RUB 30,993 for the year ended December 31, 2011.

Payment Processing Services Agreements

We enter into payment processing services, advertising and agency agreements with various affiliates of our directors, executive officers and shareholders in the ordinary course of our business. We believe that all of these agreements are entered into on arm’s length terms, are not material and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 59 million, which we do not consider material. Some of these affiliates are not considered related parties under IFRS and therefore are not included under balances and transactions with related parties in our consolidated and interim financial statements. We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Agreement with MegaFon

According to public sources, Mr. Alisher Usmanov, a beneficial shareholder of one of our shareholders, Mail.ru, obtained over 60% voting control over Mail.ru in September 2012. Mr. Usmanov is also the controlling shareholder of MegaFon. For a description of our contract with MegaFon, see “Business – Merchants – Relationship with the Major MNOs.” For the year ended December 31, 2011 and for the six months ended June 30, 2012, total revenue attributable to our agreement with MegaFon amounted to 20.6% and 7.9% of our total revenue, respectively.

Employment Agreements and Share Options

See “Management – Employment Agreements” and “Management – Employee Stock Option Plan.”

DESCRIPTION OF SHARE CAPITAL

Overview

We were incorporated as a private limited liability company limited by shares and registered in Cyprus on February 26, 2007 under the name OE Investments Limited pursuant to a certificate of incorporation issued by the Office of the Registrar of Companies in Cyprus, and have conducted business since that date. Our shareholders resolved by a special resolution on August 5, 2010 to change our name to Qiwi Limited. The formal registration with the Registrar of Companies in Cyprus occurred on September 13, 2010. The principal legislation under which we operate, and under which class A and class B shares are created, is the Companies Law, Cap. 113 of Cyprus (as amended), or the Company Law. Our shareholders further resolved by a special resolution on December 31, 2012 to convert our company into a public limited company and to change our name to QIWI plc. Formal registration with the Registrar of Companies in Cyprus occurred on                     .

We describe below our share capital, the material provisions of our amended and restated memorandum and articles of association in effect on the date of this prospectus and certain requirements of Cypriot law. This description, however, is not complete and is qualified in its entirety by reference to our amended and restated memorandum and articles of association and any applicable Cypriot law. References in this section to “we”, “us” and “our” refer to QIWI plc only.

Our amended and restated memorandum and articles of association were approved by a general meeting of our shareholders on December 31, 2012. Our management bodies are the general meetings of shareholders and our board of directors.

Description of Authorized and Issued Share Capital

Our authorized and issued share capital, as of the date of this prospectus, is as follows

	Authorized		Issued
Class of Shares	Number	Nominal Amount	Number	Nominal Amount
Class A shares	153,900,000	€0.0005	36,400,000	€0.0005
Class B shares	76,950,000	€0.0005	15,600,000	€0.0005

History of Our Share Capital

We were incorporated on February 26, 2007 with the authorized and issued share capital of CYP15,000 divided into 15,000 ordinary shares of CYP1 each.

On January 1, 2008, by a special resolution of our shareholders, the then existing authorized and issued share capital was converted into €25,650 divided into 15,000 ordinary shares of €1.71 each of authorized capital and into €25,650 divided into 15,000 ordinary shares of €1.71 each of issued share capital.

On August 22, 2012, by a special resolution of our shareholders, our then existing authorized and issued share capital was each subdivided into 51,300,000 ordinary shares of €0.0005 each. By the same resolution the shareholders resolved to increase the authorized share capital up to €76,950 divided into 153,900,000 ordinary shares of €0.0005 each.

On December 11, 2012 the Company increased its issued share capital by a way of issuance of 700,000 ordinary shares with a par value of €0,0005 per share proportionally to all of its shareholders at nominal value, so as to increase its share capital amounts to €26.000, after issuance divided into 52,000,000 ordinary shares with a par value of €0,0005 per share.

On December 31, 2012, resolutions were passed to convert our authorized share capital of 153,900,000 ordinary shares into 52,000,000 class B shares of €0.0005 each and 101,900,000 class A shares of €0.0005 each (whereby our entire issued share capital of 52,000,000 ordinary shares was converted into 52,000,000 class B shares), and to increase our authorized share capital by €38,475 by creating 61,350,000 class B shares and 15,600,000 class A shares, with our authorized share capital thus amounting to 117,500,000 class A shares of €0.0005 each and 113,350,000 class B shares of €0.0005 each.

Amended and Restated Memorandum and Articles of Association

Our amended and restated memorandum and articles of association contain, among others, the following provisions:

Objects

Our objects are set forth in full in Regulation 3 of our amended and restated memorandum and articles of association.

Shareholders’ General Meetings

Share Capital

Our share capital is divided into two classes of shares: class A shares, each of which carries ten votes at shareholders’ general meetings, and class B shares, each of which carries one vote.

Convening Shareholders’ Meetings

The shareholders’ general meeting is our supreme governing body. An annual general meeting must be held not more than 15 months after the prior annual general meeting, with at least one annual general meeting held in each calendar year.

Our board of directors, at its discretion, may convene an extraordinary general meeting. Extraordinary general meetings must also be convened by the board of directors at the request of shareholders holding in aggregate at the date of the deposit of the requisition either (a) not less than 10% of our outstanding share capital or (b) not less than 10% of the voting rights attached to our issued shares, or, in case the board of directors fails to do so within twenty one days from the date of the deposit of the requisition notice, by such requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, but any meeting so convened by the shareholders themselves may not be held after the expiration of three months from the date that is twenty-one days from the date of the deposit of the requisition notice.

The annual general meeting and a shareholders’ general meeting called for a matter for which Cypriot law requires a special resolution, which means a resolution passed by a majority of not less than 75% of the voting rights attached to our issued shares present and voting at a duly convened and quorate general meeting, must be called with no less than 45 days’ written notice or such longer notice as is required by the Companies Law (not counting the day in which it was dispatched and the date in which it was received). Other shareholders’ general meetings must be called by no less than 30 days’ written notice. A notice convening a shareholders’ general meeting must be sent to each of the shareholders, provided that the accidental failure to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice will invalidate the proceedings at that meeting to which such notice refers in the event that a shareholder holding not less than 5% of our outstanding share capital is not in attendance at that general meeting as a result of the accidental failure to give notice or non-receipt thereof. All shareholders are entitled to attend the shareholders’ general meeting or be represented by a proxy authorized in writing.

The agenda of the shareholders’ general meeting is determined by our board of directors or by whoever else is calling the meeting. The quorum for a shareholders’ general meeting will consist of shareholders representing 50.01% of the voting rights attached to our issued shares present in person or by proxy.

Voting

Matters determined at shareholders’ general meetings require an ordinary resolution, which requires a simple majority of the votes cast at any particular general meeting duly convened and quorate, unless our articles of association and the Companies Law specify differently. It is within the powers of the shareholders to have a resolution executed in writing by all shareholders and in such event no meeting needs to take place or notice to be given.

Reserved Matters

Our articles of association provide for special majorities for resolutions concerning, among other things, the following matters (for so long as class A shares are in issue and outstanding): (i) any variance to the rights attached to any class of shares requires approval of the holders of 75% of the shares of the affected class as well as a special resolution of the general meeting; and (ii) approval of the total number of shares and classes of shares to be reserved for issuance under any of our or our subsidiaries’ employee stock option plan or any other equity-based incentive compensation program requires approval of a majority of not less than 75% of the voting rights attached to all issued shares present and voting at a duly convened and quorate general meeting.

Voting Agreement

On                      2013, our class A shareholders entered into a voting agreement to provide for certain matters with respect to our board of directors. The class A shareholders have agreed to vote their class A shares to ensure that, for so long as the class A shareholders own, in the aggregate, class A shares representing at least                      of the voting power in our company:

•

to ensure that no director who is a director of our company as of the effective date of this registration statement is removed from the board of directors other than for cause as determined under our articles of association; and

•

to procure, to the extent that they can, that the chairman of our board of directors as of the effective date of the registration statement is not removed from office unless the chairman is concurrently removed from our board of directors for cause as determined under our articles of association.

The voting agreement will expire in accordance with its terms upon the first meeting of our shareholders in 2014 at which the board of directors will be re-elected or upon the class A shareholders ceasing to own, in the aggregate, class A shares representing at least                      of the voting power in our company.

Board of Directors

Appointment of Directors

Our articles of association provide that we may have up to twelve directors, including up to three independent directors. We refer to all directors that are not independent directors as elected directors. As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent.

Any shareholder or group of shareholders is entitled to nominate one or more individuals for election (or re-election) to our board of directors not less than 30 days prior to any general meeting at which all the elected directors are scheduled to be appointed.

Except as set out below, the elected directors are appointed by shareholder weighted voting, under which each shareholder has the right to cast among one or more nominees as many votes as the voting rights attached to its shares multiplied by a number equal to the number of elected directors to be appointed. As long as each of our class A shareholders, including our founding shareholders as well as Mail.ru, and Mitsui, alone, continues to hold 10.01% of the voting rights attached to our issued shares as of the date of this prospectus, under the shareholder weighted voting set out in our articles of association for appointment of the board it effectively will have the right to appoint at least one director to serve on our board of directors. Elected directors are appointed as follows: (1) initially – until the first annual general meeting after December 31, 2013; (2) all the elected directors shall retire from office at each annual general meeting in every subsequent year following December 31, 2013; (3) all retiring elected directors shall be eligible for re-election; and (4) the vacated position may be filled at the meeting at which the elected directors retire by electing another individual nominated to the office of elected director by any shareholder or group of shareholders by serving a notice at least 30 days prior to such general meeting, and in default the retiring elected director shall, if offering himself for re-election, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated position or unless a resolution for the re-election of such elected director shall have been put to the meeting and not adopted. The independent directors are nominated by the board, a shareholder or group of shareholders. Other than the two independent directors to be appointed in connection with this offering (one by unanimous vote of the elected directors present and voting at a board meeting and the other by a vote of 90% of the elected directors present and voting at a board meeting), all independent directors will be appointed by shareholder weighted voting in the same manner as voting for elected directors. The independent directors will be appointed as follows: (1) initially – until the first annual general meeting after December 31, 2013; (2) all the independent directors shall retire from office at each annual general meeting in every subsequent year following December 31, 2013; (3) all retiring independent directors shall be eligible for re-election; and (4) the vacated position may be filled at the meeting at which the independent directors retire by electing another individual nominated by any of the board, a shareholder or a group of shareholders, and in default the retiring independent director shall, if offering himself for re-election and if he has been so nominated by the board, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated position or unless a resolution for the re-election of such independent director shall have been put to the meeting and not adopted.

In the event that the entire board of directors is terminated by a shareholder or a group of shareholders representing at least 10.01% of the voting rights attached to our issued shares, the remaining directors will remain in office only to summon a general meeting for purposes of (1) terminating the entire board pursuant to a request of the requesting members and (2) appointing new elected directors, and new independent directors. If, for any reason, the number of directors falls below the number fixed by the articles of association as the necessary quorum for board meetings and the vacant positions are not filled as per the above procedure within 21 days, the remaining board may remain in office only to convene a general meeting, at which all directors must retire and new directors will be appointed as provided above.

Our board of directors can elect a chairman by an absolute majority of votes of all the directors provided that an affirmative vote of at least one independent director is received (for so long as class A shares are in issue and are outstanding).

Removal of Directors

Under Cyprus law, notwithstanding any provision in our articles of association, a director may be removed by an ordinary resolution of the general shareholders’ meeting, which must be convened with at least 28 days’ notice (under our articles of association at least thirty days’ notice is required). A director may be removed from office automatically if, among other things, the director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors generally; or (b) becomes permanently incapable of performing his or her duties due to mental or physical illness or due to his or her death. If our board of directors exercises its right to appoint a director to fill in a vacancy on the board created during the term of a director’s appointment as provided in our articles of association, shareholders holding 10.01% of the voting rights attached to our issued shares may terminate the appointment of the entire board of directors. See also “—Appointment of Directors.”

Powers of the Board of Directors

Our board of directors has been granted authority to manage our business affairs and has the authority to decide, among other things, on the following:

(a)	approval of strategy, annual budget and business plan for the group;

(b)	approval of certain transactions, including material transactions (as defined in our articles of association), borrowings as well as transactions involving sale or disposition of any interest in any group company (other than QIWI plc) or all or substantially all of the assets of any group company;

(c)	any group company’s exit from or closing of a business or business segment, or a down-sizing, reduction in force or streamlining of any operation over certain thresholds as set out in our articles of association;

(d)	any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation involving any group company (other than ourselves);

(e)	entry into any agreement or transaction with a related party except for: (1) transactions in the ordinary course of business (as defined in our articles of association) on an arm’s length basis, (2) intra-group transactions, (3) transactions at a price less than U.S.$50,000 (if the price can be determined at the time the transaction is entered into);

(f)	issuance and allotment of shares by us for consideration other than cash; and

(g)	adoption of any employee stock option plan or any other equity-based incentive compensation program for our group (subject to a general meeting approving the total number of shares and classes of shares to be reserved for issuance under any such program).

Proceedings of the Board of Directors

Our board of directors meets at such times and in such manner as the directors determine to be necessary or desirable. Meetings are held in Cyprus. For as long as any class A shares are issued and outstanding, the quorum necessary for a meeting of our board of directors to be validly convened is a simple majority of the total number of the elected directors and the then existing independent directors.

A resolution at a duly constituted meeting of our board of directors is approved by an absolute majority of votes of all the directors unless a higher majority and/or affirmative vote of any independent directors is required on a particular matter. The chairman does not have a second or casting vote in case of a tie. A resolution consented to in writing will be as valid as if it had been passed at a meeting of our board of directors when signed by all the directors. A resolution consented to in writing must be approved and executed by all the directors.

Chief Executive Officer

Our board of directors may by an absolute majority of votes of all the directors appoint a director to be our chief executive officer to be in charge and responsible for all day-to-day affairs of our group. Our chief executive officer is to be appointed for such period and on such terms as our board of directors thinks fit, and, subject to the terms of any agreement entered into in any particular case, his appointment may be terminated by our board of directors at any time. The term of appointment for our chief executive officer appointed at the time of this offering shall be until the first meeting of the new board appointed after December 31, 2013. Any subsequent term of appointment shall be for a period from the date of his appointment until the first meeting of the board on the second year after the date of his appointment.

Rights Attaching to Shares

Voting rights. Each class A share has the right to ten votes at a meeting of our shareholders; and each class B share has the right to one vote at a meeting of our shareholders.

Issue of shares and pre-emptive rights. Subject to the Companies Law and our articles of association, already authorized but not yet issued shares are at the disposal of our board of directors, which may allot or otherwise dispose of any unissued shares as it may decide. All new shares and/or other securities giving right to the purchase of our shares or which are convertible into our shares must be offered before their issue to our shareholders on a pro-rata basis. If the new securities are of the same class as existing shares, the offer must first be made on a pro rata basis to the shareholders of the relevant class and, if any such new securities are not taken up by those shareholders, an offer to purchase the excess will be made to all other shareholders on a pro rata basis (provided that such pre-emption rights have not been disapplied). Our shareholders have authorized the disapplication of the right of pre-emption set out above for a period of five years from the date of this offering in connection with the issue of any additional class B shares, including in the form of ADSs.

Conversion. At the irrevocable request of any class A shareholder, all or part of the class A shares held by such shareholder will convert into class B shares, on the basis that each class A share shall convert into one class B share, and the class B shares resulting from such conversion shall rank pari passu in all respects with the existing class B shares in issue.

In addition, class A shares will be automatically converted into class B shares, on a one-to-one basis, in the following circumstances: (1) all class A shares which are transferred by the holder, except in circumstances permitted under our articles of association, shall, immediately upon such transfer, be automatically converted into class B shares; (2) all class A shares held by a shareholder will be automatically converted into class B shares on the occurrence of a change of control (as defined in our articles of association) of the class A shareholder; and (3) all class A shares will be automatically converted into class B shares in the event that the aggregate number of class A shares constitute less than 10% of the aggregate number of class A and class B shares outstanding.

Class A shares will not convert into class B shares where: (1) the transfer is to one or more of the transferor’s wholly-owned affiliates; (2) it is approved in writing by the shareholders holding in aggregate at least 75% of the total number of class A shares in issue; or (3) the shareholder (or a group of shareholders) transferring class A shares has (or have) offered such shares to the other then existing shareholders holding class A shares, and the respective transfer is permitted; if, in the case of (2) and (3), 10% or more of the total number of class A shares in issue are transferred.

Dividends. Subject to the special voting rights of the class A shares, a shareholders’ general meeting may declare dividends, but no dividend will be paid except out of our profits. Our board of directors may set aside out of our profits such sums as it thinks proper as a reserve. The board of directors may also, without establishing a reserve, carry forward to the next year any profits it may think prudent not to distribute as a dividend. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution we pay. Although we have regularly paid dividends in the past we do not currently have any plan to pay cash dividends on our class B shares in the foreseeable future. See also “Dividend Policy.”

Winding Up. If our company is wound up, the liquidator may, upon a special resolution and any other procedure prescribed by the Companies Law, (i) divide all or part of our assets among the shareholders; and (ii) vest the whole or any part of such assets in trustees for the benefit of the contributories as the liquidator shall think fit, but so that no shareholder is compelled to accept any shares or other securities with any attached liability.

Form and transfer of shares. The instrument of transfer of any share must be executed by or on behalf of the transferor and the transferee, and the transferor will be deemed to be the holder of the share until the name of the transferee is entered into the register of shareholders. Except as set out above and in our articles of association, shareholders are entitled to transfer all or any of their shares by instrument of transfer in any usual or common form or in any other form, including electronic form, which the directors may approve.

Relevant Provisions of Cypriot law

The liability of our shareholders is limited. Under the Companies Law, a shareholder of a company is not personally liable for the acts of the company, except that a shareholder may become personally liable by reason of his or her own acts.

As of the date of this prospectus, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares or depositary receipts of a Cypriot company even if such an acquisition confers on such person control over us if neither the shares nor depositary receipts are listed on a regulated market in the EEA. Neither our shares nor depositary receipts are listed on a regulated market in the EEA.

The Companies Law contains provisions in respect of squeeze-out rights. The effect of these provisions is that, where a company makes a takeover bid for all the shares or for the whole of any class of shares of another company, and the offer is accepted by the holders of 90% of the shares concerned, the offeror can upon the same terms acquire the shares of shareholders who have not accepted the offer, unless such persons can persuade the Cypriot courts not to permit the acquisition. If the offeror company already holds more than 10%, in value of the shares concerned, additional requirements need to be met before the minority can be squeezed out. If the company making the takeover bid acquires sufficient shares to aggregate, together with those which it already holds, more than 90%, then, within one month of the date of the transfer which gives the 90%, it must give notice of the fact to the remaining shareholders and such shareholders may, within three months of the notice, require the bidder to acquire their shares and the bidder shall be bound to do so upon the same terms as in the offer or as may be agreed between them or upon such terms as the court may order.

Material Differences in Cyprus Law and our Amended and Restated Articles of Association and Delaware Law

Our corporate affairs are governed by our memorandum and articles of association and the provisions of applicable Cyprus law, including the Companies Law and common law. The Companies Law differs from laws applicable to U.S. corporations and their shareholders. The following table provides a comparison between certain statutory provisions of the Companies Law (together with the provisions of our articles of association) and the Delaware General Corporation Law relating to shareholders’ rights.

Cyprus	Delaware

Shareholder Meetings
May be held at such time or place as specified in the relevant notice given in accordance with the Companies Law and articles of association by the board of directors if a general meeting is called by the board or by shareholders if called by such shareholders in accordance with the Companies Law.	Annual shareholder meetings are typically held at such time or place as designated in the certificate of incorporation or the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws.

May be held in or outside Cyprus.	May be held inside or outside Delaware.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s Voting Rights
Any person authorized to vote at a general meeting may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

The articles of association shall specify the number of the shareholders to constitute a quorum. Further to the Companies Law, three members personally present shall be a quorum unless the articles of association of the company do not make other provision to this effect. Further to our articles of association the quorum shall be 50.01% of the voting rights attached to our issued shares present and voting in person or by proxy at a duly convened general meeting.	The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification, the majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.

When the share capital is divided into different classes of shares separate voting takes place for each class of shares the rights of which are effected by the change. In accordance with the Companies Law, the decision is passed by a majority of two thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority of at least half of the issued share capital is represented. Under our articles of association, the decision is passed by a resolution of seventy five per cent vote of the holders of the shares of the relevant class, with the sanction of a special resolution of a general meeting of our shareholders.

Generally, a certificate of incorporation may be amended by the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. Shareholders generally have the right to amend the corporation’s bylaws, but the certificate of incorporation may instead confer this right on the directors of the corporation. Except as provided in the certificate of incorporation, changes in the rights of shareholders as set forth in the certificate of incorporation require approval of a majority of its shareholders.

The articles of association may provide for cumulative voting.	Cumulative voting is not permitted unless explicitly allowed in the certificate of incorporation.

Directors

Under the Companies Law the board must consist of at least two members.

Under the articles of association, the board shall consist of up to twelve directors. A change in the number of directors shall be determined by the general meeting of the shareholders.

Board must consist of at least one member.

Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Under the Companies Law, directors can be appointed by either the general meeting of shareholders or board of directors. Our articles of association provide for a specific procedure of electing directors.	Unless otherwise specified in the certificate of incorporation or bylaws, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors.

Under the Companies Law, directors can be removed by an ordinary resolution of the general meeting of shareholders. In addition, our articles of association provide that if the board of directors exercises its right to appoint a director to fill a vacancy on the board, members representing 10.01% of the voting rights attached to our issued shares may, subject to following a specific procedure, terminate the appointment of the board.	Barring certain exceptions, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority, or in some cases the supermajority, of the shares entitled to vote at an election of directors.

As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent. Under the Companies Law, directors do not have to be independent. Further to the articles of association, the Board shall contain up to 3 independent directors.	Directors do not have to be independent.

Fiduciary Duties
Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the company.	Directors have a duty of care and a duty of loyalty to the corporation and its shareholders. The duty of care requires that a director act in good faith, with the care of a prudent person, and in the best interest of the corporation. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

Under the Companies Law, the directors have to declare the nature of their interest (either direct or indirect) in transactions at a meeting of the directors of the company. Under our articles of association, directors may not vote on a matter in which they have an interest even if the director has disclosed any interests in the transaction.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits, and ensure that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director or officer and not shared by the shareholders generally. Contracts or transactions in which one or more of the corporation’s directors has an interest are allowed assuming (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved.

Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction

Actions by Written Consent

A unanimous written resolution of all directors will be as valid as if it had been passed at a duly convened meeting of the board of directors.

A unanimous written resolution of all shareholders will be as valid as if it had been passed at a duly convened general meeting.

A written consent of the directors must be unanimous to take effect

Unless otherwise provided in the certificate of incorporation, any action to be taken at any shareholder meeting may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted.

Business Combinations

Dissolution of the company, assuming it is solvent, requires a resolution of the board of directors and a special resolution of the general meeting.

Sale, lease or exchange of assets require a resolution of the board of directors.

Completion of a merger or consolidation requires a resolution of the board of directors and a special resolution of the general meeting.

Depending on the form of a relevant combination it requires a board of directors’ resolution at which the directors related to interested shareholders have no right to vote and/or a special resolution of the general meeting at which the interested shareholders would not be precluded from voting.

Completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Business combinations with interested shareholders require a special shareholder vote.

Shareholder’s Derivative Actions
In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

The complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

Such action shall not be dismissed or compromised without the approval of the Chancery Court.

If we were a Delaware corporation, a shareholder whose shares were cancelled in connection with our dissolution, would not be able to bring a derivative action against us after the class B shares have been cancelled.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent                      class B shares (or a right to receive                      class B shares) deposited with the principal London office of The Bank of New York Mellon, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depository’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cyprus law governs shareholder rights. The depositary will be the holder of class B shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement which has been filed as an exhibit to the registration statement of which this prospectus forms a part, and the form of ADR, attached thereto. Directions on how to obtain copies of those documents are provided on page “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on class B shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on class B shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of class B shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the class B shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Distribution of Class B Shares. The depositary may distribute additional ADSs representing any class B shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell class B shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new class B shares. The depositary may sell a portion of the distributed class B shares sufficient to pay its fees and expenses in connection with that distribution.

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Rights to Purchase Additional Class B Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the class B shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by class B shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, class B shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our class B shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit class B shares or evidence of rights to receive class B shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the class B shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited class B shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders must instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you would not be able to exercise your right to vote unless you withdraw class B shares. However, you may not know about the meeting enough in advance to withdraw class B shares.

The depositary will try, as far as practical, subject to the laws of Cyprus and of our articles of association or similar documents, to vote or to have its agents vote class B shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your class B shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing class B shares or ADS holders must pay:	For:
U.S.$3.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•     Issuance of ADSs, including issuances resulting from a distribution of class B shares or rights or other property

•     Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.03 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been class B shares and the class B shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

U.S.$0.03 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of class B shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw class B shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing class B shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-based services until its fees for these services are paid.

From time to time, the depositary may make payments to us to reimburse and/or class B share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our class B shares	The cash, class B shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Reclassify, split up or consolidate any of the deposited securities	The depositary may, and will if we ask it to, distribute some or all of the cash, class B shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
• Distribute securities on class B shares that are not distributed to you
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver class B shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary shall be discharged from all obligations under the deposit agreement, except to account for the net proceeds of such sale and other cash (after deducting fees and expenses and applicable taxes and governmental charges). The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of class B shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any class B shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive Class B Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying class B shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of class B shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our class B shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of class B shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying class B shares. This is called a pre-release of the ADSs. The depositary may also deliver class B shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying class B shares are delivered to the depositary. The depositary may receive ADSs instead of class B shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns class B shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (3) the depositary must be able to close out the pre-release on not more than five business days’ notice and (4) the pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office any reports, notices and other communications, including any proxy soliciting material that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding                      ADSs representing approximately                     % of our class B shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on                     , we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We, each of our directors and officers, and all of our existing shareholders have agreed that we and they will not (1) offer, pledge, sell, contract to sell, sell any option of contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or (in the case of the Company) file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, including ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any other such securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, other than the ADSs to be sold in this offering and certain other exceptions. See “Underwriting.”

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of us and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately              shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional shares; and

•	the average weekly trading volume of our ADSs on during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144 under the Securities Act, but without compliance with some of the restrictions, including the holding period, contained in Rule 144 under the Securities Act. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the Cypriot tax and the United States federal income tax consequences of ownership of the ADSs is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this prospectus. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of the ADSs. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the ADSs. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of the ADSs, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this prospectus, and of any actual changes in applicable tax laws after such date.

Certain Cypriot Tax Considerations

Tax residency

A company is considered to be a resident of Cyprus for tax purposes if its management and control is exercised in Cyprus. We anticipate being a company resident in Cyprus for tax purposes. Where, as with our company, the majority of the board of directors is comprised of tax residents in Russia, there may be increased risk that the company is not managed and controlled in Cyprus and, therefore, is not a tax resident in Cyprus. See also risk factor “Risk Factors – Risks Related to Taxation—We may be deemed to be a tax resident outside of Cyprus.”

With respect to the holders of our ADSs, such holder may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if such holder is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that calendar year.

The holding and disposal of the ADSs by a non-tax resident will not create any tax liability in Cyprus. Non-tax residents are not liable for any tax on the disposal of shares or other securities of a Cyprus company unless the Cyprus company is the owner of immovable property situated in Cyprus.

Cyprus Resident Company

A company which is considered to be a resident for tax purposes in Cyprus is subject to corporate income tax in Cyprus (“Corporate Income Tax”) on its worldwide income, taking into account certain exemptions. The rate of corporate income tax in Cyprus is 10.0 per cent.

Special defense contribution (“Cypriot Defense Tax”) is levied on certain types of income of tax residents of Cyprus.

Taxation of Dividends and Distributions

Under Cyprus legislation there is no withholding tax on dividends paid to non-residents of Cyprus. The dividend will be paid free of any tax to the shareholder who will be taxed according to the laws of the country of residence or domicile of the shareholder. Shareholders must consult their own tax advisors on the consequences of their domicile or residence in relation to the payment of dividends.

Tax residents of Cyprus are subject to the Cypriot Defense Tax on dividends at the rate of 20.0 per cent. The tax is withheld by the company prior to payment by the company to the shareholder.

Taxation of Capital Gains

Cyprus capital gains tax is imposed at the rate of 20.0 per cent. only on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of shares in companies which own such immovable property. Shares listed on any recognised stock exchange are generally excluded from capital gains tax.

Inheritance Tax

There is no Cyprus inheritance tax.

Deemed Distributions

The Cypriot Defense Tax, at a rate of 20 per cent., would be payable by the company on deemed dividends to the extent that its shareholders (both individuals and companies) are Cyprus tax residents. A Cypriot company which does not distribute at least 70 per cent. of its after tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. The Cypriot Defense Tax on deemed dividend distribution would be payable by the company to the extent such profits are attributable to Cyprus tax resident shareholders (both individuals and companies). The Cypriot Defence Tax may also be payable on deemed dividends in case of liquidation or capital reduction of the company. The company will debit such Cypriot Defense Tax paid against the profits attributable to such shareholders. The amount of deemed dividend distribution (subject to the Cypriot Defense Tax) is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to movable or immovable property (if any).

Imposition of such a tax on the company could have a material adverse effect on the group’s business, results of operations, financial condition or prospects and the trading price of the ADRs.

On September 13, 2011, the Commissioner of the Cyprus Inland Revenue Department (the “Commissioner”) issued Circular 2011/10 (the “Circular”), which now exempts from the remit of the Cypriot Defense Tax the profits that are imputed indirectly to Cyprus tax-resident shareholders of a Cyprus tax-resident company, in so far, as such profits are indirectly apportioned to shareholders who are ultimately non-Cyprus residents. The Circular applies to all years which have not yet been filed or examined by the Commissioner.

Tax Position of Holders of ADSs with Respect to Distributions

There is no express provision in the law on the treatment of holders of ADSs with respect to Cypriot Defense Tax on dividends nor is there any specific guidance issued by the Cypriot tax authorities on the point. We are of the view that holders of ADSs will be subject to the same treatment as holders of shares with respect to the liability of Cypriot Defense Tax on dividends and, therefore, the provision of sections “Taxation of Dividends and Distributions” and “Deemed Distributions” above would apply equally to the holders of ADSs.

Taxation of income and gains of the Company

Gains from the disposal of securities

Any gain from disposal by the company of securities (the definition of securities includes shares and bonds of companies or legal persons wherever incorporated and options thereon) shall be exempt from Corporate Income Tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Defense Tax. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed of does not own any immovable property situated in Cyprus or such shares are listed in any recognised stock exchange.

Dividends to be received by the Company

Dividend income (whether received from Cyprus resident or non-resident companies) is exempt from Corporate Income Tax in Cyprus. Dividend income from Cyprus resident companies is exempt from the Cypriot Defense Tax whereas dividend income received from non-Cypriot resident companies is exempt from the Cypriot Defense Tax provided that either (i) not more than 50.0 per cent. of the paying company’s activities result, directly or indirectly, in investment income, or (ii) the foreign tax suffered is not significantly lower than the tax rate payable in Cyprus (currently interpreted to mean an effective tax burden of at least 5.0 per cent.). If the exemption for the Cypriot Defense Tax does not apply, dividends receivable from non-Cypriot resident companies are taxed at a rate of 20.0 per cent.

Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus will depend on whether such interest income is treated as “active” or “passive.” Interest income which consists of interest which has been derived by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business will be subject to Corporate Income Tax at the rate of 10.0 per cent., after the deduction of any allowable business expenses. Any other interest income will be subject to the Cypriot Defense Tax at the rate of 15.0 per cent. on the gross amount of interest.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from Cypriot Defense Tax and only be subject to Corporate Income Tax.

Tax deductibility of expenses, including interest expense

The general principle of the Cyprus income tax law, is that for an expense to be allowed as a deduction it must have been incurred wholly and exclusively for the production of income.

In accordance with a Circular issued by the Cyprus tax authorities, all direct expenses relating to the income from exempt activities should be deducted from such income (i.e. disallowed for Corporate Income Tax purposes) in arriving at the income to be treated as tax exempt.

All general administration expenses should be allocated to the activities of the company proportionately using either the balance sheet method (for example, cost of investments/total assets * administration expenses) or the profit and loss method (income from exempt activities/total income * administration expense) or another method to be pre-agreed with the Cyprus tax authorities.

It is noted that the disposal of fixed assets or investments which generate a gain or loss of a capital nature does not constitute an activity for the purposes of apportionment of the general expenses (overheads). The holding of investments by a holding company is not treated as an activity and the specific circular should not apply. The expenses, however, which directly or indirectly relate to acquisitions/disposals of such investments should be disallowed/reduce the tax exempt income arising from the disposal.

In May 2012, the Cyprus House of Representatives enacted laws (the “Amendments”) which are effective retrospectively from January 1, 2012 (the “Effective Date”). Prior to the Amendments, the Inland Revenue Department did not treat any interest on loans received for the acquisition of shares in other companies as a tax deductible expense. Following the Amendments and subject to the below, if a Cyprus parent company incurs an interest expense on the acquisition of shares of a company that is a 100% owned subsidiary (whether directly or indirectly and irrespective of whether the subsidiary is a Cyprus or foreign company), the interest expense will now be deductible for tax purposes by the parent company subject to the following:

(a)	the deduction will only apply if the subsidiary does not own assets that are not used in the business; and

(b)	if the subsidiary holds such assets, the deductibility of interest expense will be limited to correspond to the amount of assets used in the business.

This change is effective in respect of interest incurred on borrowings used for the purchase of shares purchased on or after the Effective Date.

Arm’s length principle

There are no specific transfer pricing rules, or any transfer pricing documentation requirements, in the Cyprus tax laws.

However, the arm’s length principle in the Cyprus income tax law requires that all transactions between related parties are carried out on an arm’s length basis, being at fair values and on normal commercial terms.

More specifically, under the arm’s length principle, where conditions are made or imposed upon the commercial or financial relations of two businesses which differ from those which would have been made between independent parties, any profits which would have accrued to one of the party had the two businesses been independent, but have not so accrued, may be included in the profits of that business and taxed, accordingly.

Stamp duty

Cyprus levies stamp duty on an instrument if:

•	it relates to any property situated in Cyprus; or

•	it relates to any matter or thing which is performed or done in Cyprus.

There are instruments which are subject to stamp duty in Cyprus at a fixed fee (ranging from three cents to €34) and instruments which are subject to stamp duty based on the value of the instrument (0.15% for sums up to €170,860 and 0.2% for sums exceeding €170,860 and up to €8,543,007). There is a maximum (capped) stamp duty of €17,086 per agreement/contract regarding amounts exceeding €8,543,007. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

A liability to stamp duty may arise on acquisition of shares and such stamp duty would be payable where the Shares acquisition documents are executed in Cyprus or later brought into Cyprus as the company’s shares that underly the shares may be considered to be Cypriot property.

From March 1, 2013, certain changes to the law on stamp duty will become effective, including the increase of the maximum (capped) stamp duty to €20,000.

From March 1, 2013, certain changes to the law on stamp duty will become effective. The stamp duty rates will be as follows:

•	nil up to the amount of €5,000;

•	€1.50 per thousand for the amounts from €5,001 to €170,000; and

•	€2 per thousand for the amounts exceeding €170,000 with a cap of €20,000.

The rate on documents that do not specify values will be rounded up to EUR35. In cases where the stamp duty commissioner can estimate the value of a document, he or she has the authority to impose stamp duty as per the above rates.

Withholding taxes on interest

No withholding taxes shall apply in Cyprus with respect to payments of interest by the company to non-Cyprus tax resident lenders (both corporations and individuals).

There should be no withholding tax in Cyprus on interest paid by the company to Cyprus tax resident lenders when the interest is considered as interest accruing from the ordinary carrying on of their business, or interest closely connected with the ordinary carrying on of their business.

Any payment of interest which is not considered as interest accruing from the ordinary carrying on of a business or interest income closely connected with the ordinary carrying on of a business by the Company to Cypriot tax resident (both corporations and individuals) lenders shall be subject to Cypriot Defense Tax at the rate of 15%, whereby the company is required to withhold such tax from the interest.

Capital duty

Capital duty is payable to the Registrar of Companies in respect of the registered authorised share capital of a Cypriot company upon its incorporation and upon subsequent increases thereon.

The capital duty rates are as follows:

•	0.6% on the nominal value of the authorized share capital; and

•	€17 flat duty on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium.

United States Federal Income Tax Considerations

The following discussion sets forth the U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. The discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. Special rules that are not discussed in the general descriptions below may also apply. In particular, the description of U.S. federal income tax consequences deals only with U.S. Holders that own our ADSs or ordinary shares as capital assets. In addition, the description of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks and other financial institutions, insurance companies, persons holding our ADSs or shares as part of a “straddle,” “hedge,” “appreciated financial position,” “conversion transaction” or other risk reduction strategy, U.S. expatriates, persons liable for alternative minimum tax, brokers or dealers in securities or currencies, holders whose “functional currency” is not the U.S. dollar, regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, tax-exempt entities, and investors who own directly, indirectly through certain non-U.S. entities, or constructively 10% or more of the voting power or value of our aggregate shares outstanding. The following discussion does not address any tax consequences arising under the laws of any U.S. state or local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.

The discussion is based on the laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect at the date of this Prospectus, and any of which may change, possibly with retroactive effect. Further, there can be no assurance that the IRS will not disagree with or will not challenge any of the conclusions reached and described herein. The discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

In General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if either (1) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ADSs or ordinary shares, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisers regarding the U.S. federal, state and local and non-U.S. tax consequences applicable to them of the ownership and disposition of our ADSs or ordinary shares.

For U.S. federal income tax purposes, U.S. Holders of ADSs generally will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, except as otherwise noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs or the underlying ordinary shares.

Holders should consult their tax advisers regarding the particular tax consequences to them of the ownership and disposition of our ADSs or ordinary shares under the laws of the United States (federal, state and local) or any other relevant taxation jurisdiction.

Taxation of Distributions

Subject to the discussion under “– Passive Foreign Investment Companies” below, the gross amount of a distribution made by us with respect to the ordinary shares underlying our ADSs, including the full amount of any Cypriot withholding tax thereon, will be a dividend for U.S. federal income tax purposes includible in the gross income of a U.S. Holder as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividends will not be eligible for the dividends received deduction allowed to corporations. Because we do not intend to maintain calculations of our earnings and profits on the basis of United States federal income tax principles, U.S. Holders should expect that any distribution paid will generally be reported to them as a “dividend” for U.S. federal income tax purposes.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depository’s) receipt of the dividend. The amount of any dividend income paid in a foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. holders should not be required to recognize foreign currency gain or loss in respect of dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion under “– Passive Foreign Investment Companies” below, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other disposition of its ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ADSs, in each case, as determined in U.S. dollars. Such capital gain or loss will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, such as individuals) or loss if, on the date of sale or disposition, such ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations.

If a Russian tax is imposed on the sale or other disposition of our ADSs or ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds before deduction of the Russian tax. See “—Certain Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs” for a description of when a disposition may be subject to taxation by Russia. Because a U.S. Holder’s gain from the sale or other disposition of ADSs or ordinary shares will generally be U.S. source gain, a U.S. Holder may be unable to claim a credit against its U.S. federal tax liability for any Russian tax on gains. In lieu of claiming a foreign tax credit, a U.S. Holder may elect to deduct foreign taxes, including the Russian tax, in computing taxable income, subject to generally applicable limitations under U.S. law. U.S. Holders should consult their tax advisers as to whether any Russian tax on gains may be creditable against U.S. federal income tax on foreign source income from other sources.

The surrender of ADSs in exchange for ordinary shares (or vice versa) will not result in the realization of gain or loss for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such a surrender. A U.S. Holder’s tax basis in withdrawn shares will be the same as such holder’s tax basis in the ADSs surrendered, and the holding period of the shares will include the holder’s holding period for the ADSs.

Passive Foreign Investment Companies

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

We do not anticipate being a PFIC for our current taxable year or in the foreseeable future, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature, may depend in part on fluctuations in the market price of our ADSs, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. Furthermore, it is possible that the IRS may challenge our valuation of our goodwill and other unbooked intangibles, which may result in our company becoming classified as a PFIC for the current or subsequent taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs, the U.S. Holder will generally be subject to imputed interest charges, characterization of any gain from the sale or exchange of our ADSs as ordinary income, and other disadvantageous tax treatment with respect to our ADSs unless the U.S. Holder may make a mark-to-market election (as described below). Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our ADSs, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter, but may not be made with respect to our ordinary shares as they are not marketable stock. We anticipate that our ADSs should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our ADSs makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.In addition, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark to market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders of our ADSs to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ADSs, including reporting on IRS Form 8621.

Each U.S. Holder should consult its tax adviser concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market.

U.S. information reporting and backup withholding

A U.S. Holder may be subject to information reporting unless it establishes that payments to it are exempt from these rules. For example, certain payments to corporations generally are exempt from information reporting and backup withholding. Payments that are subject to information reporting may be subject to backup withholding if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is timely provided to the IRS.

An individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs, if such ADSs are not held on his or her behalf by a financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

U.S. Holders should consult their own tax advisers regarding application of the information reporting and backup withholding rules.

Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs

The following is a summary of material Russian tax considerations relevant to the purchase, ownership and disposition of the ADSs. The summary is based on the laws of the Russian Federation in effect on the date of this prospectus. All of the foregoing is subject to change, possibly on a retroactive basis, after the date of the prospectus. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions and municipalities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties involved in claiming relief under an applicable double tax treaty. Prospective holders should consult their own advisers regarding the tax consequences of investing in the ADSs and no representations with respect to the Russian tax consequences of investing, owning or disposing of the ADSs to any particular holder is made hereby.

General

Many aspects of Russian tax law, including Russian tax rules applicable to ADSs, are subject to significant uncertainty and lack interpretive guidance. Further, the substantive provisions of Russian tax law applicable to financial instruments may be subject to more rapid and unpredictable change (including with a retroactive effect) and inconsistency than in jurisdictions with more developed capital markets or more developed taxation systems. In particular, the interpretation and application of such provisions will, in practice, rest substantially with local tax inspectorates. In practice, the interpretation of tax law by different tax inspectorates may be inconsistent or contradictory and may result in the imposition of conditions, requirements or restrictions not provided for by the existing legislation. Similarly, in the absence of binding precedents, court rulings on tax or related matters by different Russian courts relating to the same or similar circumstances may be inconsistent or contradictory.

For the purposes of this summary, a “non-resident holder” means a holder of ADSs who is:

•

an individual actually present in the Russian Federation for an aggregate period of less than 183 calendar days (including days of arrival to the Russian Federation and including days of departure from the Russian Federation) in any period comprising 12 consecutive months. Presence in Russia for tax residency purposes is not considered interrupted for an individual’s short term absences (of less than 6 months) from the Russian Federation for medical treatment or education. The interpretation of this definition by the Ministry of Finance of the Russian Federation states that for withholding tax purposes an individual’s tax residence status should be determined on the date of income payment (based on the number of Russian days in the 12-month period preceding the date of payment). The individual’s final tax liability in the Russian Federation for the reporting calendar year should be determined based on the number of days spent in the Russian Federation in such calendar year; or

•

a legal entity or organisation, in each case not organised under Russian law, which purchases, holds and/or disposes of the ADSs otherwise than through a permanent establishment in the Russian Federation (as defined by Russian tax law).

For the purposes of this summary, a “Russian resident holder” is a holder of ADSs who is not qualified to be a non-resident holder defined in the previous paragraph.

Russian tax residency rules may be affected by an applicable double tax treaty. It is anticipated that the Russian tax residency rules applicable to legal entities may change in the future.

Non-resident holders

Generally, a non-resident holder of ADSs should not be subject to any Russian taxes in respect of distributions made by us with respect to ordinary shares underlying the ADSs.

Legal entities or organisations

A non-resident holder, that is a legal entity or organisation, generally should not be subject to any Russian taxes in respect of the purchase of the ADSs, any gain or other income realised on the sale, exchange or other disposal of the ADSs or underlying shares.

Individuals

A non-resident holder, who is an individual, should not generally be subject to Russian taxes in respect of any gains realised on the sale, exchange or other disposal of ADSs or underlying shares, provided that the proceeds of such sale, exchange or disposal are not received from a source within Russia.

In the event that the proceeds from a sale, exchange or disposal of ADSs or underlying shares are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30 % of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States—Russia Double Tax Treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or a fixed base that is or was located in Russia and/or provided that less than 50 per cent. of our fixed assets consist of immovable property situated in Russia (as defined in the treaty). Because the determination of whether 50 per cent. or more of our fixed assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute 50 per cent. or more of our assets. If 50 per cent. or more of our assets were to consist of immovable property situated in Russia, the benefits of the United States - Russia Double Tax Treaty may not be available to an ADS holder.

According to Russian tax legislation, income received from a sale, exchange or disposition of the ADSs should be treated as having been received from a Russian source if such sale, exchange or disposition occurs in Russia. Russian tax law gives no clear indication as to how to identify the source of income received from a sale, exchange or disposition of securities except that income received from the sale of securities “in Russia” will be treated as having been received from a Russian source.

The taxable base is required to be calculated in Roubles and, therefore, may be affected by fluctuations in the exchange rates of the currencies used at the time of the acquisition and the sale of the ADSs, the currency of sale of the ADSs and Roubles. The tax may be withheld at source from payment only if the individual acts via a professional intermediary (such as trustee, dealer, broker or other intermediary acting to the benefit of the individual holder), otherwise the non-resident individual shall be liable to file a tax return and pay the tax due.

Additionally, acquisition of the ADSs by a non-resident holder who is an individual may constitute a taxable event pursuant to provisions of the Russian Tax Code relating to the material benefit (deemed income) received by individuals as a result of acquisition of securities. If the acquisition price of the ADSs is below the lower margin of fair market value calculated under a specific procedure for the determination of market prices of securities for tax purposes, the difference may be subject to the Russian personal income tax at a rate of 30 per cent. (arguably, this would be subject to reduction or elimination under the applicable double tax treaty).

As noted above with respect to the disposal of the ADSs, under Russian tax legislation, taxation of the income of non-resident holders who are individuals will depend on whether this income would be assessed as received from Russian or non-Russian sources. Although Russian tax legislation does not contain any provisions on how the related material benefit should be sourced, the tax authorities may infer that such income should be considered as Russian source income if the ADSs are purchased “in Russia”. In the absence of any additional guidance as to what should be considered as a purchase of securities “in Russia”, the Russian tax authorities may apply various criteria in order to determine the source of the related material benefit, including looking at the place of conclusion of the acquisition transaction or other similar criteria.

Non-resident holders who are individuals should consult their own tax advisors with respect to the tax consequences arising as a result of acquisition or disposition of the ADSs and the receipt of proceeds from source within the Russian Federation in respect of such disposition.

Double Tax Treaty Procedures

Where a non-resident holder of ADSs receives income from a Russian source, the Russian tax (if applicable under Russian domestic tax law) may be reduced or eliminated in accordance with the provisions of a double tax treaty. Advance treaty relief should be available for those eligible, subject to the requirements of the laws of Russia. In order for a non-resident holder to benefit from the applicable double tax treaty, documentary evidence is required to confirm the applicability of the double tax treaty for which benefits are claimed. Currently, a non-resident holder is required to provide a tax residence confirmation issued by the competent tax authority of the relevant treaty country (duly apostilled or legalised, and translated into Russian). The tax residency confirmation needs to be renewed on an annual basis, and provided before the first payment of income in each calendar year. In addition, a non-resident who is an individual must provide appropriate documentary proof of tax payments outside of Russia on income with respect to which treaty benefits are claimed. Because of the uncertainties regarding the form and procedures for providing such documentary proof, individuals, in practice, may not be able to obtain advance treaty benefits on receipt of proceeds from a source within Russia, and it can be extremely difficult to obtain a refund.

Non-resident holders should consult their own tax advisers regarding possible tax treaty relief and procedures for obtaining such relief with respect to any Russian taxes imposed on proceeds received from a disposition of the ADSs.

Refund of Tax Withheld

If double tax treaty relief is available but Russian tax has nevertheless been withheld at the source of payment, an application for the refund of the taxes withheld may be made within three years from the end of the tax period in which the tax was withheld for non-resident holders.

In order to obtain a refund, the non-resident holder is required to file with the Russian tax authorities, among other documents, a duly notarised, apostilled and translated certificate of tax residence issued by the competent tax authority of the relevant treaty country at the time the income was paid, as well as documents confirming receipt of such income and the withholding of Russian tax. In addition, a non-resident holder who is an individual is required to provide appropriate documentary proof of tax payments made outside of Russia with respect to which such tax refund is claimed. The supporting papers shall be provided within one year after the year to which the treaty benefits relates for non-resident holders who are individuals.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under a double tax treaty. Such documentation, in practice, may not be explicitly required by the Russian Tax Code. Obtaining a refund of Russian tax withheld may be a time consuming process and can involve considerable practicable difficulties.

Prospective non-resident holders should consult their own tax advisors should they need to obtain treaty relief on any payments received with respect to the ADSs.

Resident holders

A Resident holder will generally be subject to all applicable Russian taxes in respect of the purchase of the ADSs and income received on the ADSs, including gains from their sale, exchange or other disposition.

Resident holders should consult their own tax advisers with respect to their tax position regarding the ADSs.

UNDERWRITING

Our selling shareholders are offering the American depositary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and representatives of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Robert W. Baird & Co. Incorporated
Renaissance Securities (Cyprus) Limited(1).
William Blair & Company, L.L.C.
Total

(1)	Renaissance Securities (Cyprus) Limited is not an SEC-registered broker-dealer. Any offers and sales of our class B shares or ADSs by Renaissance Securities (Cyprus) Limited in the United States or to U.S. persons will be effected by or through its SEC-registered broker-dealer affiliate, RenCap Securities, Inc., or another SEC-registered broker-dealer, acting as a selling agent in accordance with applicable U.S. securities laws.

The underwriters are committed to purchase all ADSs offered by the selling shareholders pursuant to the underwriting agreement, if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of U.S.$                     per ADS. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5.0% of ADSs offered in this offering.

The underwriters have an option to buy up to                          additional ADSs from the selling shareholders to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. For information concerning the selling shareholders who have granted this over-allotment option to the underwriters, see “Principal and Selling Shareholders.” To the extent this over-allotment option is exercised for a number of ADSs less than the full amount of the option, selling shareholders who will provide ADSs to be sold pursuant to this option will provide such ADSs proportionally. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any ADSs are purchased with this over-allotment option, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to the selling shareholders per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Per ADS		Total
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise
	U.S.$	U.S.$	U.S.$	U.S.$
Underwriting discounts and commissions paid by selling shareholders
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, including selling shareholder expenses payable by us, but excluding the underwriting discounts and commissions, will be approximately U.S.$        . The underwriters have agreed to reimburse us for a portion of these expenses.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

For a period of 180 days after the date of this prospectus, we, each of our directors and officers and all of our existing shareholders have agreed that we and they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or (in the case of the Company) file with the Commission a registration statement under the Securities Act relating to, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, including ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC.

We and the selling shareholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our ADSs approved for listing on Nasdaq under the symbol “QIWI.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on                     , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, the selling shareholders nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, (including pursuant to the debt refinancing) financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us, the selling shareholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Russian Federation

The ADSs to which this prospectus relates will not be offered, advertised, transferred or sold as part of their initial distribution or at any time thereafter to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation who is not a qualified investor in accordance with Russian law unless and to the extent otherwise permitted under Russian law.

This prospectus should not be considered as a public offer or advertisement of the ADSs to which this prospectus relates in the Russian Federation and is not an offer, or an invitation to make offers, to purchase any such ADSs in the Russian Federation. Neither the ADSs nor any prospectus or other document relating to them have been registered with the Federal Service for Financial Markets of the Russian Federation and are not intended for “placement” or “public circulation” in the Russian Federation.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us, the selling shareholders, or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 et seq. of the Autorité des marches financiers (AMF) regulations and has therefore not been submitted to the AMF for prior approval or otherwise, and no prospectus has been prepared in relation to the securities.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France, and neither this offering document nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2 and D.411-4 of the French Code monétaire et financier) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person or reproduced (in whole or in part). Such “qualified investors” and the limited circle of investors referred to in Article L.411-2II2 are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere, other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Italy

The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the ADSs may not be offered or sold, and copies of this offering document or any other document relating to the ADSs may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, sub – Section 1, paragraph b of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation; provided, however, that any such offer or sale of the ADSs or distribution of copies of this offering document or any other document relating to the ADSs in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the ADSs; and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law). Accordingly, no resident of Japan may participate in the offering of the ADSs, and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), and, accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

By accepting this document, the recipient hereof represents and warrants that he or she is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Spain

This offer of our ADSs has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”), and, therefore, none of our ADSs may be offered, sold or distributed in any manner, nor may any resale of the ADSs be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to our ADSs have been or will be registered with the CNMV, and, therefore, they are not intended for the public offer of our ADSs in Spain.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland.

This document has been prepared without regard to the disclosure standards for issuance prospectuses under Article 652a or Article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under Article 27 et seq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (“UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The ADSs may not be offered to the public in the UAE and/or any of the free zones.

The ADSs may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES OF THE OFFERING

We estimate the expenses in connection with the issuance and distribution of our ADSs in this offering, other than underwriting discounts and commissions, as follows:

SEC registration fee	U.S.$
Printing and engraving expenses
Legal fees and expenses
Accountants’ fees and expenses
fee
FINRA fee
Depositary’s fees and expenses
Miscellaneous costs

Total	U.S.$

We anticipate that the total underwriting discounts and commissions on ADSs sold by the selling shareholders will be approximately U.S.$                , or         % of the gross proceeds of the offering. The selling shareholders will be responsible for the underwriting discounts and commissions related to this offering.

We will be responsible for the expenses of the offering listed above. No expenses will be borne by the selling shareholders.

All amounts in the table are estimates except the SEC registration fee, the                  fee and the FINRA filing fee.

LEGAL MATTERS

Certain legal matters in connection with this offering relating to United States federal securities law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom (UK) LLP, London, United Kingdom. The validity of the class B shares underlying the ADSs and other legal matters concerning this offering relating to Cyprus law will be passed upon for us by Antis Triantafyllides & Sons LLC. Certain legal matters concerning this offering relating to United States federal securities law will be passed upon for the underwriters by White & Case LLP, London, United Kingdom. Certain legal matters in connection with this offering relating to Russian law will be passed upon for the underwriters by White & Case LLC, Moscow, Russian Federation. Certain legal matters in connection with this offering relating to Cyprus law will be passed upon for the underwriters by Chrysses Demetriades & Co. LLC.

EXPERTS

The consolidated financial statements of Qiwi plc as of December 31, 2009, 2010 and 2011, and for each of the three years in the period ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are organized in Cyprus, and substantially all of our and our subsidiaries’ assets are located outside the United States, and all members of our board of directors are resident outside of the United States. As a result, it may not be possible to effect service of process within the United States upon us or any of our subsidiaries or such persons or to enforce U.S. court judgments obtained against us or them in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

Further, most of our and our subsidiaries’ assets are located in Russia. Judgments rendered by a court in any jurisdiction outside Russia will generally be recognized by courts in Russia only if (i) an international treaty exists between Russia and the country where the judgment was rendered providing for the recognition of judgments in civil cases and/or (ii) a federal law of Russia providing for the recognition and enforcement of foreign court judgments is adopted. No such federal law has been passed, and no such treaty exists, between Russia, on the one hand, and the United States, on the other hand. There are no publicly available judgments in which a judgment made by a court in the United States was upheld and deemed enforceable in Russia. Furthermore, Russian courts have limited experience in the enforcement of foreign court judgments. Therefore, a litigant who obtains a final and conclusive judgment in the United States would most likely have to litigate the issue again in a Russian court of competent jurisdiction.

Shareholders may originate actions in either Russia or Cyprus based upon either applicable Russian or Cypriot laws, as the case may be.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and relevant exhibits and schedules) under the Securities Act covering the ADSs to be sold in this offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each summary or outline in this prospectus of a document filed as an exhibit to the registration statement incorporating by reference particular items, sections or paragraphs of such exhibit is qualified in its entirety by the full contents of such exhibit.

We are not currently subject to the informational requirements of the Exchange Act. Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal stockholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 120 days after the end of our fiscal year ended December 31, 2012 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter. You can inspect and copy the registration statements, reports and other information filed with the SEC at the public reference facility maintained by the SEC at 100 F. Street, N.E., Washington, DC 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings will also be available to the public on the SEC’s internet website at http://www.sec.gov.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc and its subsidiaries

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated statement of financial position as of December 31, 2009, 2010 and 2011	F-3
Consolidated statements of comprehensive income for the years ended December 31, 2009, 2010 and 2011	F-4
Consolidated cash flow statements for the years ended December 31, 2009, 2010 and 2011	F-5
Consolidated statements of changes in equity for the years ended December 31, 2009, 2010 and 2011	F-7
Notes to the consolidated financial statements for the years ended December 31, 2009, 2010 and 2011	F-10

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited condensed consolidated statement of financial position as of June 30, 2011 and 2012	F-90
Unaudited condensed consolidated statements of comprehensive income for the six months ended June 30, 2011 and 2012	F-91
Unaudited condensed consolidated cash flow statements for the six months ended June 30, 2011 and 2012	F-92
Unaudited condensed consolidated statements of changes in equity for the nine months ended June 30, 2011 and 2012	F-93
Notes to the unaudited condensed consolidated financial statements for the six months ended June 30, 2011 and 2012	F-95

QIWI plc

Consolidated financial statements

For the years ended December 31, 2009, 2010 and 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and members of QIWI plc

We have audited the accompanying consolidated statements of financial position of QIWI plc as of December 31, 2009, 2010 and 2011, and the related consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIWI plc as of December 31, 2009, 2010 and 2011, and of its financial performance and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union, and IFRS as published by the IASB.

/s/ Ernst & Young LLC

Moscow, Russia

January 24, 2013

QIWI plc

Consolidated statement of financial position

As of December 31, 2011 (in thousands of Rubles, except per share data)

	Notes	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	As of December 31, 2011
		RUB (000)	RUB (000)	RUB (000)	U.S.$ (000) Note 3.3
Assets
Non-current assets
Property and equipment	11	121,335	157,013	167,871	5,553
Goodwill and other intangible assets	12,13	1,805,886	2,071,970	2,028,526	67,105
Long-term debt instruments	32	–	316,640	630,327	20,852
Long-term loans	14	4,738	22,408	206,832	6,842
Investments in associates	7	–	4,101	34,656	1,146
Derivative financial assets	32	–	8,601	8,601	285
Deferred tax assets	28	54,585	108,480	98,437	3,256
Long-term rent prepayment	15	–	353,107	–	–
Long-term VAT prepayment	15	–	63,559	–	–
Other non-current assets		865	150	18,305	606

Total non-current assets		1,987,409	3,106,029	3,193,555	105,645

Current assets
Inventories		25,242	41,539	53,243	1,761
Trade and other receivables	16	6,639,516	1,950,960	2,704,827	89,477
Short-term loans	14	9,050	70,805	80,548	2,665
Short-term debt instruments	32	–	1,161,663	303,704	10,047
Prepaid income tax		26,883	153,148	81,226	2,687
VAT and other taxes receivable		73,783	65,217	62,133	2,055
Cash and cash equivalents	17	2,111,967	6,891,881	8,810,441	291,455
Short-term rent prepayment	15	–	70,621	–	–
Other current assets		7,319	4,397	15,945	527

Total current assets		8,893,760	10,410,231	12,112,067	400,674

Total assets		10,881,169	13,516,260	15,305,622	506,319

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	18	890	890	890	29
Additional paid-in capital		1,876,104	1,876,104	1,876,104	62,063
Other reserve		(8,582)	5,909	32,811	1,085
Accumulated profit		103,223	422,623	526,079	17,403
Translation reserve		11,752	1,557	6,015	199

Total equity attributable to equity holders of the parent		1,983,387	2,307,083	2,441,899	80,779
Non-controlling interest		20,791	41,250	(87,020)	(2,878)

Total equity		2,004,178	2,348,333	2,354,879	77,901

Non-current liabilities
Long-term borrowings	19	6,985	30,508	67,810	2,243
Long-term deferred revenue		13,474	29,248	30,385	1,005
Deferred tax liabilities	28	52,965	83,967	54,402	1,800
Other non-current liabilities		3,668	33,559	20,781	687

Total non-current liabilities		77,092	177,282	173,378	5,735

Current liabilities
Short-term borrowings	19	34,036	36,414	122,203	4,043
Trade and other payables	20	8,579,090	9,577,501	11,093,791	366,989
Amounts due to customers and amounts due to banks	21	–	1,240,057	1,392,366	46,060
Income tax payable		13,808	4,232	21,784	721
VAT and other taxes payable		163,740	121,730	133,160	4,405
Deferred revenue		3,070	9,586	9,097	301
Other current liabilities		6,155	1,125	4,964	164

Total current liabilities		8,799,899	10,990,645	12,777,365	422,683

Total equity and liabilities		10,881,169	13,516,260	15,305,622	506,319

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

	Year ended December 31
	Notes	2009	2010	2011	2011
	2.1	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000) Note 3.3
Revenue	22	5,909,505	6,157,635	8,158,097	269,875
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	23	4,066,836	3,750,969	5,572,609	184,345
Selling, general and administrative expenses	24	1,078,814	1,418,739	1,543,688	51,067
Depreciation and amortization		173,304	171,466	140,598	4,651

Profit from operations		590,551	816,461	901,202	29,812

Gain on bargain purchase		–	–	14,765	488
Gain from disposal of subsidiaries	8	8,444	7,089	7,024	232
Change in fair value of derivative financial assets	32	–	8,601	–	–
Other income	25	12,562	20,577	9,620	318
Other expenses	26	(26,986)	(34,453)	(73,182)	(2,421)
Foreign exchange (loss) gain, net		(13,556)	(286)	(12,083)	(399)
Share of loss of associates	7	–	–	(22,926)	(758)
Interest income		13,076	5,393	6,146	203
Interest expense		(3,122)	(2,145)	(4,064)	(134)

Profit before tax from continuing operations		580,969	821,237	826,502	27,341
Income tax expense	28	(141,927)	(204,346)	(240,523)	(7,956)

Net profit from continuing operations		439,042	616,891	585,979	19,385

Discontinued operations
Gain / (loss) from discontinued operations	2.1, 8	5,127	137,731	(156,255)	(5,169)

Net profit		444,169	754,622	429,724	14,216

Attributable to:
Equity holders of the parent		449,416	693,399	519,993	17,202
Non-controlling interests		(5,247)	61,223	(90,269)	(2,986)

Other comprehensive income
Exchange differences on translation of foreign operations		12,628	(10,770)	2,907	96

Total comprehensive income, net of tax		456,797	743,852	432,631	14,312

attributable to:
Equity holders of the parent		462,034	683,204	524,451	17,349
Non-controlling interests		(5,237)	60,648	(91,820)	(3,037)
Earnings per share (RUB):
Basic, profit attributable to ordinary equity holders of the parent	10	8.64	13.33	10.00	0.33
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	10	8.53	12.07	11.46	0.38

Diluted, profit attributable to ordinary equity holders of the parent	10	8.64	13.17	10.00	0.33
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	10	8.53	11.91	11.46	0.38

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated cash flow statement

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

	Year ended December 31
	Notes	2009	2010	2011	2011
	2.1	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000) Note 3.3
Cash flows from operating activities
Profit before tax from continuing operations		580,969	821,237	826,502	27,341
Profit/(loss) before tax from discontinued operations		2,090	198,805	(137,568)	(4,551)

Profit before tax		583,059	1,020,042	688,934	22,790

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	11, 12	183,459	191,262	156,586	5,180
(Gain) / loss on disposal of property, plant and equipment and other assets		9,711	9,249	5,321	176
Foreign exchange loss (gains), net		13,556	(3,391)	32,738	1,083
Interest expense/(income), net		(4,959)	(57,800)	(127,398)	(4,214)
Bad debt expense / (recovery)	14, 16	40,418	40,470	97,426	3,223
Discount of loans issued to related parties	26	–	–	30,993	1,025
Change in financial assets fair value	32	–	(8,601)	–	–
Impairment of property, plant and equipment and intangible assets	11, 12	–	27,037	–	–
Gain from disposal of subsidiaries		(8,444)	(7,089)	(39,859)	(1,319)
Share of profit for the period attributable to non-controlling interest and accounted for as a liability	26	(3,683)	17,384	16,609	549
Loss on acquisition of non-controlling interest classified as a liability		–	–	12,252	405
Gain on bargain purchase		–	–	(14,765)	(488)
Share of loss of associates	7	–	–	28,740	951
Goodwill impairment	13, 12	–	2,934	8,225	272
Other		203	(844)	8,662	287

Operating profit before changes in working capital		813,320	1,230,653	904,464	29,920

(Increase)/decrease in trade and other receivables		(1,803,318)	4,646,356	(703,506)	(23,272)
(Increase)/decrease in rent prepayment		–	(487,287)	225,700	7,466
(Increase)/decrease in other current assets		(2,554)	5,268	(27,816)	(920)
Increase in inventories		(6,367)	(17,229)	(17,486)	(578)
Increase in amounts due to customers and amounts due to banks		–	595,882	152,309	5,038
Increase in accounts payable and accruals		2,208,680	989,369	1,575,986	52,135
Loans issued from banking operations		–	(28,554)	(39,518)	(1,308)

Cash generated from operations		1,209,761	6,934,458	2,070,133	68,481

Interest received		13,049	51,671	174,409	5,770
Interest paid		(3,571)	(4,521)	(6,088)	(201)
Income tax paid		(193,392)	(462,272)	(189,650)	(6,274)

Net cash flow from operating activities		1,025,847	6,519,336	2,048,804	67,776

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated cash flow statement (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

	Year ended December 31
	Notes	2009	2010	2011	2011
	2.1	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000) Note 3.3
Cash flows from investing activities
Purchase of property and equipment		(72,751)	(97,291)	(90,906)	(3,007)
Proceeds from sale of property and equipment		503	3,433	5,093	168
Purchase of intangible assets		(38,516)	(56,457)	(47,941)	(1,586)
Loans issued		(15,039)	(34,877)	(23,576)	(780)
Repayment of loans issued		13,999	10,879	2,985	99
Purchase of debt instruments		–	(1,515,263)	(635,011)	(21,007)
Proceeds from settlement of debt instruments		62,809	200,000	1,143,750	37,835
Purchase of investments in associates		–	(4,101)	(4,240)	(140)
Acquisitions of shares in subsidiaries, net of cash acquired	5	(26,480)	132,386	(11,955)	(395)
Net cash inflow / (outflow) on disposal of subsidiaries	8	(2,633)	9,789	1,166	39

Net cash flow from investing activities		(78,108)	(1,351,502)	339,365	11,226

Cash flows from financing activities
Proceeds from borrowings		35,119	90,411	48,221	1,595
Repayment of promissory notes issued		–	(4,768)	(8,421)	(279)
Repayment of borrowings		(46,515)	(82,139)	(15,916)	(527)
Proceeds from overdraft facilities, net		(34,941)	5,361	2,132	71
Proceeds on disposal of non-controlling interest		–	29,790	9,748	322
Other financing		–	5,459	(22,177)	(733)
Dividends paid to owners of the Group	27	(332,139)	(370,327)	(424,720)	(14,050)
Dividends paid to non-controlling shareholders	27	–	(48,800)	(60,803)	(2,011)

Net cash flow used in financing activities		(378,476)	(375,013)	(471,936)	(15,612)

Effect of exchange rate changes on cash and cash equivalents		(2,180)	(12,907)	2,327	77

Net increase / (decrease) in cash and cash equivalents		567,083	4,779,914	1,918,560	63,467
Cash and cash equivalents at the beginning of year		1,544,884	2,111,967	6,891,881	227,988

Cash and cash equivalents at the end of year		2,111,967	6,891,881	8,810,441	291,455

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital
		Number of shares issued and outstanding	Amount	Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
As of December 31, 2010		15,000	890	1,876,104	5,909	422,623	1,557	2,307,083	41,250	2,348,333

Profit (loss) for the year		–	–	–	–	519,993	–	519,993	(90,269)	429,724
Foreign currency translation		–	–	–	–	–	4,458	4,458	(1,551)	2,907

Total comprehensive income		–	–	–	–	519,993	4,458	524,451	(91,820)	432,631
Share in changes in equity of associates	7	–	–	–	31,508	–	–	31,508	–	31,508
Transactions with non-controlling interest in subsidiaries	6	–	–	–	(1,555)	–	–	(1,555)	10,669	9,114
Acquisition of subsidiaries		–	–	–	–	–	–	–	(1,287)	(1,287)
Other changes in equity		–	–	–	(3,051)	–	–	(3,051)	8,850	5,799
Dividends (8.01 per share)	27	–	–	–	–	(416,537)	–	(416,537)	–	(416,537)
Dividends to non-controlling interest	27	–	–	–	–	–	–	–	(54,682)	(54,682)

As of December 31, 2011 RUB (000)		15,000	890	1,876,104	32,811	526,079	6,015	2,441,899	(87,020)	2,354,879

As of December 31, 2011 U.S.$ (000)	3.3	15,000	29	62,063	1,085	17,403	199	80,779	(2,878)	77,901

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital
		Number of shares issued and outstanding	Amount	Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
As of December 31, 2009		15,000	890	1,876,104	(8,582)	103,223	11,752	1,983,387	20,791	2,004,178

Profit (loss) for the year		–	–	–	–	693,399	–	693,399	61,223	754,622
Foreign currency translation		–	–	–	–	–	(10,195)	(10,195)	(575)	(10,770)

Total comprehensive income		–	–	–	–	693,399	(10,195)	683,204	60,648	743,852
Transactions with non-controlling interest in subsidiaries	6	–	–	–	31,456	–	–	31,456	(2,562)	28,894
Acquisition of subsidiaries		–	–	–	(1,800)	–	–	(1,800)	6,079	4,279
Put options over non-controlling interest	32	–	–	–	(8,273)	–	–	(8,273)	–	(8,273)
Other changes in equity		–	–	–	(6,892)	–	–	(6,892)	5,094	(1,798)
Dividends (7.19 per share)	27	–	–	–	–	(373,999)	–	(373,999)	–	(373,999)
Dividends to non-controlling interest	27	–	–	–	–	–	–	–	(48,800)	(48,800)

As of December 31, 2010		15,000	890	1,876,104	5,909	422,623	1,557	2,307,083	41,250	2,348,333

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital
		Number of shares issued and outstanding	Amount	Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
As of December 31, 2008		15,000	890	1,876,104	–	(21,312)	(866)	1,854,816	–	1,854,816

Profit (loss) for the year		–	–	–	–	449,416	–	449,416	(5,247)	444,169
Foreign currency translation		–	–	–	–	–	12,618	12,618	10	12,628

Total comprehensive income		–	–	–	–	449,416	12,618	462,034	(5,237)	456,797
Transactions with non-controlling interest in subsidiaries	6	–	–	–	(8,582)	–	–	(8,582)	3,862	(4,720)
Acquisition of subsidiaries		–	–	–	–	–	–	–	22,166	22,166
Dividends (6.25 per share)	27	–	–	–	–	(324,881)	–	(324,881)	–	(324,881)

As of December 31, 2009		15,000	890	1,876,104	(8,582)	103,223	11,752	1,983,387	20,791	2,004,178

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

1.	Corporate information and description of business

The Company QIWI plc (formerly known as QIWI Limited) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is 12-14 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, office 203 P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. The consolidated financial statements were issued on January 24, 2013.

QIWI plc and its subsidiaries (collectively the “Group”) operate electronic online payment systems in Russia, Kazakhstan, Moldova, Belarus, Romania, United States of America (USA), United Arabic Emirates (UAE) and other countries, sell electronic payment terminals and maintain banking activity supporting processing of payments.

The Company was founded as a holding company as a part of the business combination transaction in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey and ZAO e-port Groups of entities were brought together by way of contribution to the Company. The transaction was accounted for as a business combination in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey was identified as the acquirer.

None of the direct or indirect shareholders has control over the Company. Therefore there is no ultimate parent for the Group.

Information on the Company’s principal subsidiaries is disclosed in Note 6.

2.	Principles underlying preparation of consolidated financial statements

2.1	Basis of preparation

The consolidated financial statements are prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest thousand (RUB (000)) except when otherwise indicated.

The Group maintains and prepares its accounting records and prepares its statutory accounting reports in accordance with domestic accounting legislation. Stand alone financial statements of subsidiaries are prepared in their respective functional currencies (see Note 3.3 below).

In accordance with European regulation No 1606/2002 dated July 19, 2002, the 2011 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/index_en.htm). Comparative figures are presented for 2010 and 2009 compiled using the same basis of preparation. For the reported periods, there are no differences as applies to the Group between the accounting standards and interpretations endorsed by the European Union and the standards and interpretations published by the International Accounting Standards Board (IASB). Consequently, the Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB. These consolidated financial statements are based on the underlying accounting records appropriately adjusted and reclassified for fair presentation in accordance with IFRS. IFRS adjustments include and affect such major areas as consolidation, revenue recognition, accruals, deferred taxation, fair value adjustments, business combinations and impairment.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.1	Basis of preparation (continued)

The Group adopted IFRS as approved by the IASB and EU (see above) by applying IFRS 1 First-Time Adoption of International Financial Reporting Standards in its first IFRS financial statements for the year ended December 31, 2008, with January 1, 2007, being its date of transition to IFRS. At the time of adoption, IFRS 1 requires a first-time adopter to disclose reconciliations that give sufficient detail to enable users to understand the material adjustments to the balance sheet and requires specific reconciliations of equity reported under previous GAAP to its equity under IFRS. At the time of adoption of IFRS, the Company’s primary operations were in Russia, the CIS and China. The Company did not previously prepare consolidated financial statements and concluded that a reconciliation of its IFRS consolidated financial statements to the Company’s parent company separate financial statements would not be meaningful. IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the general requirement to apply IFRS as effective for December 2007 year-end retrospectively. The Group has applied the following exemption: cumulative currency translation differences for all foreign operations were deemed to be zero as at January 1, 2007.

IFRS1 also prohibits retrospective application of some aspects of other GAAP. In this respect, the estimates at the date of transition to IFRS are consistent with those made for the same dates in accordance with local GAAP by the Group’s subsidiaries (after adjustments to reflect any differences in accounting policies).

The Group applied no other mandatory or optional exemptions either allowed or required by IFRS1.

As discussed in Note 8, on June 30, 2012, the Group’s board of directors decided to dispose of certain of its subsidiaries and associates, which meet the definition of a disposal group. Accordingly, any operations of these businesses are presented in the consolidated financial statements for all periods as discontinued operations in order to be comparable to any interim financial statements issued subsequent to that date. Therefore, these financial statements should only be read in conjunction with the financial statements of the Group for any interim periods of 2012 ending on or after June 30, 2012, as they serve as comparative information to the interim financial information.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of QIWI plc and its subsidiaries as of December 31 each year.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-group balances, income, expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full, except for the foreign exchange gains and losses arising on intra-group loans.

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests at the end of reporting period represent the non-controlling interest shareholders’ portion of the fair values of the identifiable assets and liabilities of the subsidiary at the acquisition date and the non-controlling interests’ portion of movements in equity since the date of the combination.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.2	Basis of consolidation (continued)

Non-controlling interest is presented in the statement of comprehensive income and within equity in the consolidated statement of financial position, separately from parent shareholders’ equity. Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance. Acquisitions and disposals of non-controlling interests are accounted for as equity transactions. Written put options over non-controlling interests acquired for no consideration separately from the business combination are recognized as a financial liability at acquisition date, with an offset to “Other reserves”. The financial liability is measured at the fair value of its redemption amount. All subsequent changes in the carrying amount of the financial liability are recognized in the parent’s profit or loss. The exercise of such put options is accounted for as an acquisition of non-controlling interest: the Group derecognizes the financial liability and recognizes an offsetting credit in equity, using the same component of “Other reserves”. If the put option expires unexercised, the financial liability is reclassified to “Other reserves”. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost

•	Derecognises the carrying amount of any non-controlling interest

•	Derecognises the cumulative translation differences recorded in equity

•	Recognises the fair value of the consideration received

•	Recognises the fair value of any investment retained

•	Recognises any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss or retained earnings, as appropriate.

2.3	Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except as follows. The Group has adopted the following new and amended IFRS and IFRIC interpretations as of January 1, 2011:

Standard	Content of change	Impact
IFRS 3 Business Combinations	Clarifies that amendments to IFRS 7 Financial Instruments: Disclosures, IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008).	The changes did not have any significant effect on the Company’s financial position or financial results.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

Standard	Content of change	Impact
IFRS 3 Business Combinations	The measurement options available for non-controlling interest (NCI) were amended. Only components of NCI that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation should be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are to be measured at their acquisition date fair value.	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRS 3 Business Combinations	Un-replaced and voluntarily replaced share-based payments awards (part of Improvements to IFRS (issued in 2010)).	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRS 7 Financial Instruments: Disclosures	Quantitative and qualitative disclosures; the nature and extent of risks associated with financial instruments.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 1 Presentation of Financial Statements	Clarifies that an entity will present analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 24 (Revised) Related Party Disclosures	Clarifies the definitions of related party. The new definitions emphasize a symmetrical view of related party relationships and clarify the circumstances in which persons and key management personnel affect related party relationships of an entity. In addition, the amendment introduces an exemption from the general related party disclosure requirements for transactions with government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 27 (Revised) Consolidated and Separate Financial Statements	Clarification of the consequential amendments from IAS 27 made to IAS 21 The Effect of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures.	The changes did not have any significant effect on the Company’s financial position or financial results.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

Standard	Content of change	Impact
IAS 32 (Amended) Financial Instruments: Presentation – Classification of Rights Issues	This amendment relates to the rights issues (and certain options or warrants) offered for a fixed amount of foreign currency which were treated as derivative liabilities by the previous edition of the standard. The amendment states that if certain criteria are met, these should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment is applied retrospectively.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 34 (Amended) Interim Financial Reporting	This improvement requires additional disclosures for circumstances likely to affect fair values of financial instruments and their classification, transfers of financial instruments between different levels of fair value hierarchy and changes in classification of financial assets, as well as changes to contingent assets and liabilities in interim condensed financial statements.	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRIC 14 (Amended) Prepayments of a Minimum Funding Requirement	The purpose of this amendment was to permit entities to recognize as an asset some voluntary prepayments for minimum funding contributions. The amendment is applied retrospectively.	The changes did not have any significant effect on the Company’s financial position or financial results

IFRIC 19: Extinguishing Financial Liabilities with Equity Instruments

This interpretation addresses the accounting treatment when there is a renegotiation between the entity and the creditor regarding the terms of a financial liability and the creditor agrees to accept the entity’s equity instruments to settle the financial liability fully or partially. IFRIC 19 clarifies such equity instruments are “consideration paid” in accordance with paragraph 41 of IAS 39.

The equity instruments issued are measured at their fair value, unless this cannot be reliably measured, in which case, they are measured at the fair value of liability extinguished. Any gain or loss is recognized immediately in profit or loss.

If only part of a financial liability is extinguished, the entity needs to determine whether part of consideration paid relates to modification of the liability outstanding. If so, the consideration paid is allocated between components. The interpretation does not apply when the creditor is acting in the capacity of a shareholder, in common control transactions, or when the issue of equity shares was part of the original terms of liability.

The changes did not have any significant effect on the Company’s financial position or financial results

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued by the IASB and adopted by the EU

Up to the date of approval of the financial statements, certain new standards, interpretations and amendments to existing standards have been published that are not yet effective for the current reporting period and which the Group has not early adopted, as follows:

Standard	Content of change	Impact and effective date
IFRS 7 (Amended) Financial Instruments Disclosures	The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognised assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognised assets.	Effective for accounting periods beginning on or after July 1, 2011. The Company is currently assessing the impact on additional disclosures, but there will be no effect on the financial position and performance.

IAS 1 Financial Statement Presentation – Presentation of Items of Other Comprehensive Income	The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified.	The amendment becomes effective for annual periods beginning on or after July 1, 2012. The amendment affects presentation only and has no impact on the Company’s financial position or performance.

IAS 12 Income Taxes – Recovery of Underlying Assets	The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset.	The amendment becomes effective for annual periods beginning on or after January 1, 2012. The Company is currently assessing the impact that this standard will have on the financial position and performance.

IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures	As a consequence of new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates.	The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this standard will have on the financial position and performance.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued by the IASB and adopted by the EU (continued)

Standard	Content of change	Impact and effective date
IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation – Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

This standard becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this standard will have on the financial position and performance.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers.

IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

This standard becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this standard will have on the financial position and performance.

IFRS 12 Disclosure of Involvement with Other Entities	IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures is also required.	This standard becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this standard will have on the financial position and performance.

IFRS 13 Fair Value Measurement	IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.	This standard becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this standard will have on the financial position and performance.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued by the IASB and adopted by the EU (continued)

Standard	Content of change	Impact and effective date
Amendments to IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities	On December 16, 2011, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities. Amendments introduce disclosure requirements that are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position. New disclosure requirements also improve transparency in the reporting of how companies mitigate credit risk, including disclosure of related collateral pledged or received.	Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively. The Group does not expect the new standard to have a material impact on its future financial statements.

Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities	On December 16, 2011, the IASB issued amendments to IAS 32 Financial statements: presentation – Offsetting Financial Assets and Financial Liabilities. The amendments address inconsistencies in current practice when applying the offsetting criteria in IAS 32 Financial Instruments: Presentation and clarify the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement.	The amendments are effective for annual periods beginning on or after January 1, 2014, and are required to be applied retrospectively. The Group does not expect the new standard to have a material impact on its future financial statements.

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards – Government Loans	On March 13, 2012 the IASB published an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendments, dealing with loans received from governments at a below market rate of interest, give first-time adopters of IFRSs relief from full retrospective application of IFRSs when accounting for these loans on transition. It provides the same relief to first-time adopters as is granted to existing preparers of IFRS financial statements when applying IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.	The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Group does not expect the new standard to have a material impact on its future financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.5.	Standards issued by the IASB but not yet effective and not yet adopted in EU

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements and not yet adopted in EU are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

Standard	Content of change	Impact and effective date
IFRS 9 Financial Instruments: Classification and Measurement	IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets.	The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will likely have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)	On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements. The amendments also provide additional transition relief in IFRS 10, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.	The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12. The Company is currently assessing the impact that this standard will have on the financial position and performance.

Amendments to IAS 1 Presentation of Financial Statements	Clarification of the requirements for comparative information.	The Group does not expect the new standard to have a material impact on its future financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.5.	Standards issued by the IASB but not yet effective and not yet adopted in EU (continued)

Standard	Content of change	Impact and effective date
Amendments to IAS 16 Property, Plant and Equipment	Classification of servicing equipment.	The Group does not expect the new standard to have a material impact on its future financial statements.

Amendments to IAS 34 Interim Financial Reporting	Interim financial reporting and segment information for total assets and liabilities.	The Group does not expect the new standard to have a material impact on its future financial statements.

Management of the Company has not completed the assessment of the impact of Standards and Interpretations not yet effective as of December 31, 2011 on the Company’s accounting policies.

3.	Summary of significant accounting policies

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

3.1	Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

The Group has early adopted IFRS 3 Business Combinations (2009) and IAS 27 Consolidated and Separate Financial Statements (2009) for all business combinations occurring in the financial year starting January 1, 2009. All business combinations occurring on or after this date are accounted for by applying the acquisition method.

Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination (see below). If a business combination results in the termination of pre-existing relationships between the Group and the acquiree, then the Group identified any amounts that are not part of what the Group and the acquiree exchanged in the business combination. The Group recognizes as part of applying the acquisition method only the consideration transferred for the acquire and the assets acquired and liabilities assumed in the exchange for the acquire.

If the business combination is achieved in the stages the acquisition date fair value of the Group’s previously held equity interest in the aquiree is remeasured to fair value at the acquisition date through profit and loss.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.1	Business combinations and goodwill (continued)

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured.

Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

The Group measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree.

The Group classifies non-controlling interests in its subsidiaries – limited liability companies (statutory “OOO”s) – as financial liabilities and not as part of equity, as those interests are not considered subordinate to other classes of instruments, in particular to equity instruments of the parent company as participants of those limited liability companies have the right to require the Company to repay their share in net assets. Amounts of such financial liabilities are included in other long-term liabilities. The related effect on net income including transactions with such non-controlling interest is included into other gains or losses. As of December 31, 2011 the amount of non-controlling interest included in other long-term liabilities was 12,509 (2010 – 25,179; 2009 – 639) (Note 32).

Transaction costs that the Group incurs in connection with a business combination, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred (were zero for all periods presented). IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary.

Goodwill is initially measured at cost being the excess of the cost of the business combination over the Group’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquired are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.2	Investment in an associate

The Group’s investment in its associate is accounted for using the equity method. An associate is an entity in which the Group has significant influence.

Under the equity method, the investment in the associate is carried on the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the Group’s share of the results of operations of the associate. When there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group’s share of profit of an associate is shown on the face of the income statement. This is the profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the ‘share of profit of an associate’ in the income statement.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

3.3	Foreign currency translation

The consolidated financial statements are presented in Russian Roubles (RUB), which is the Company’s functional and the Group’s presentation currency. Each entity in the Group determines its own functional currency, depending on what the underlying economic environment is, and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.3	Foreign currency translation (continued)

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on retranslation of non-monetary items is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of the foreign operations is generally the respective local currency – the Ukrainian hryvnia (UAH), Kazakhstan tenge (KZT), Uzbekistan sum (UZS), Tajikistan somoni (TJS), Belarusian ruble (BYR), Moldovan leu (MDL), Chinese yuan renminbi (CNY), US Dollar (USD), Euro (EUR), Malaysian ringgit (MYR), South African rand (ZAR), Bulgarian lev (BGN), New Romanian leu (RON), British Pound (GBP), Hong Kong Dollar (HKD), Latvian Lats (LVL), Brazilian real (BRL), Singapore dollar (SGD), Agrentina peco (ARS), Dihrams of United Arabic Emirates (AED), Tanzanian shilling (TZS), Chilean peso (CLP).

As of the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Group (the Russian Ruble) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the weighted average exchange rates for the year or exchange rates prevailing on the date of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.3	Foreign currency translation (continued)

The exchange rates of the Russian rouble to each respective currency as of December 31, 2011, 2010 and 2009 were as follows:

Exchange rates at December 31	2009	2010	2011
Ukrainian Hryvnia (10)	37.6172	38.2828	40.0549
Kazakhstan Tenge (100)	20.3857	20.6791	21.6874
Georgian Lari	17.7483	17.7483	17.7483
Uzbekistan Sum (1,000)	19.7566	18.5832	17.9365
Tajikistan Somoni (10)	68.1782	69.2248	67.6559
Belarus Ruble (10,000)	10.6083	10.1556	38.5582
Moldovan Leu (10)	24.2853	25.0725	27.5180
Chinese Yuan renminbi (10)	44.3002	46.1701	51.1106
US Dollar	30.2442	30.4769	32.1961
Euro	43.3883	40.3331	41.6714
Malaysian Ringgit (10)	86.8969	86.8969	86.8969
South African Rand (10)	39.7845	46.0154	39.5233
Bulgarian Lev	21.9527	20.6218	21.3036
New Romanian Leu (10)	102.1010	93.7895	96.6734
British Pound	–	47.2605	49.6335
Hong Kong Dollar (10)	–	38.4842	38.4842
Latvian Lats	–	56.8175	59.5893
Brazilian real	–	18.1735	17.2568
Singapore dollar	–	23.5798	24.7662
Argentina peco (10)	–	78.7783	78.7783
Dihram of United Arab Emirates (10)	–	–	81.2663
Tanzanian shilling (1000)	–	–	22.2505
Chilean peso (1,000)	–	–	58.9379

The currencies listed above are not fully convertible outside the territories of countries of their operations. Related official exchange rates are determined daily by the respective countries Central Banks. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective Central Banks. The translation of assets and liabilities denominated in the currencies listed above into RUB for the purposes of these financial statements does not indicate that the Group could realize or settle, in RUB, the reported values of these assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported RUB value of capital and retained earnings to its shareholders.

Convenience Translation

Translations of amounts from RUB into USD for the convenience of the reader (presented as supplementary information) have been made at the exchange rate of RUB 30.2292 to U.S.$1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of January 24, 2013. No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.4	Property and equipment

3.4.1	Cost of property and equipment

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment in value. Interest costs on borrowings to finance the construction of qualifying property and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use (none capitalized as of or during the years ended December 31, 2011, 2010 and 2009). Expenditures for continuing repairs and maintenance are charged to the profit or loss as incurred.

3.4.2	Depreciation and useful lives

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Bank equipment	3-20 years
Processing servers equipment	3-7 years
Computers and office equipment	3-5 years
Other equipment	3-5 years

The asset’s residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

3.5	Intangible assets

3.5.1	Software and other intangible assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit, generally 3 – 5 years. During the period of development, the asset is tested for impairment annually.

3.5.2	Software development costs

Development expenditure on an individual project is recognized as an intangible asset when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliably the expenditure during development.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.5	Intangible assets (continued)

3.5.3	Useful life and amortization of intangible assets

The Group assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Customer base (agents collecting cash from ultimate customers)	4 years
Software	3-6 years
Licenses	3-5 years
Bank license	indefinite
Trademarks and other rights	3-6 years

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. Indefinite-lived intangible assets include the acquired banking license (Note 5) with a carrying value of 183,076 as of December 31, 2011 and 2010. It is considered indefinite-lived as the related license is expected to be renewed indefinitely.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

3.6	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.6	Impairment of non-financial assets (continued)

These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries, if applicable, or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s cash generating units, or CGUs, to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years or longer, when management considers appropriate. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the last year.

Impairment losses of continuing operations are recognized in profit or loss in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount.

That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating units is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its annual impairment test of goodwill as of December 31.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as of December 31, either individually or at the cash generating unit level, as appropriate and whenever events and circumstances indicate that an asset may be impaired.

3.7	Financial assets

3.7.1	Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

3.7.1	Initial recognition and measurement (continued)

value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets on initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognized in “change in fair value of derivative financial assets”, “other gains” or “other losses” in the income statement.

Financial assets designated upon initial recognition at fair value through profit and loss are designated at their initial recognition date and only if the criteria under IAS 39 are satisfied.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are carried at amortized cost using the effective interest method less any allowance for impairment. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Debt instruments

Debt instruments financial investments are non-derivative financial assets with fixed or determinable payments and fixed maturities, which the Group has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the EIR, less impairment.

If the Group were to sell or reclassify more than an insignificant amount of debt instruments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held to maturity during the following two years.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

3.7.1	Initial recognition and measurement (continued)

Due from banks and loans and advances to customers

‘Due from banks’ and ‘Loans and advances to customers’, include non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

•	Those that the Group intends to sell immediately or in the near term and those that the Group upon initial recognition designates at fair value through profit or loss;

•	Those that the Group, upon initial recognition, designates as available for sale; or

•	Those for which the Group may not recover substantially all of its initial investment, other than because of credit deterioration.

After initial measurement, amounts ‘Due from banks’ and ‘Loans and advances to customers’ are subsequently measured at amortized cost, less allowance for impairment.

The Group may enter into certain lending commitments where the loan, on drawdown, is expected to be classified as held-for-trading because the intent is to sell the loans in the short term. These commitments to lend are recorded as derivatives and measured at fair value through profit or loss.

Where the loan, on drawdown, is expected to be retained by the Group, and not sold in the short term, the commitment is recorded only when the commitment is an onerous contract and it is likely to give rise to a loss (for example, due to a counterparty credit event).

3.7.2	Impairment and derecognition of financial assets

Amortized cost

Held-to-maturity investments, due from banks and loans and advances to customers and debt issued, other borrowed funds and loans and receivables are measured at amortized cost. This is computed using the effective interest (“EIR”) method less any allowance for impairment. Amortized cost is calculated taking into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. The EIR amortization is included in interest income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs for loans and in cost of sales or other operating expenses for receivables.

Impairment

The Group assesses at each reporting date whether a financial asset or group of financial assets is impaired.

Assets carried at amortized cost

For financial assets carried at amortized cost (such as loans and receivables, amounts due from banks, loans and advances to customers as well as held-to-maturity investments), the Group first assesses individually whether objective evidence of impairment exists for financial assets that are individually significant, or collectively for

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

3.7.2	Impairment and derecognition of financial assets (continued)

financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in profit or loss.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

3.7.2	Impairment and derecognition of financial assets (continued)

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

3.8	Financial liabilities

3.8.1	Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value less, in the case of loans and borrowings, directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdraft, loans and borrowings.

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that do not meet the hedge accounting criteria as defined by IAS 39.

Gains or losses on liabilities held for trading are recognized in profit or loss.

The Group has not designated any financial liabilities at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.8	Financial liabilities (continued)

3.8.2	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

3.8.3	Offsetting financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

•	there is a currently enforceable legal right to offset the recognized amounts; and

•	there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.9	Cash and cash equivalents

Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less. All these items are included as a component of cash and cash equivalents for the purpose of the statement of financial position and statement of cash flows.

3.10	Inventories

Inventories are valued at the lower of cost or net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw materials	purchase cost on a first in, first out basis.
Finished goods and work in progress	purchase cost on a first in, first out basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

3.11	Employee benefits

3.11.1	Current employment benefits

Wages and salaries paid to employees are recognized as expenses in the current period. The Group also accrues expenses for future vacation payments.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.11	Employee benefits (continued)

3.11.2	Unified social tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax (“UST”) calculated by the Group by the application of a regressive rate (from 34% to 0%) to the annual gross remuneration of each employee.

3.12	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of discounting is material, provisions are determined by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

3.13	Special contribution for defence of the Republic of Cyprus

Companies that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for defence of the Republic of Cyprus is levied at the 20% rate for the tax years 2012 and 2013 and at the 17% rate for 2014 and thereafter (in 2011 the rate was 15% up to August 30, 2011 and 17% thereafter) will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and / or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

3.14	Income taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Current income tax relating to items recognized in other comprehensive income is recognized in other comprehensive income.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.14	Income taxes (continued)

Deferred income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.15	Revenue and certain expenses recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues and related cost of sales from services are recognized in the period when services are rendered, regardless of when payment is made.

Payment processing fee revenues and related transaction costs

The Group earns a fee for processing payments initiated by the ultimate customers (“consumers”) to pay to merchants and service providers (“providers”). Payment processing fees are earned from consumers or providers, or both. Consumers can make payments to various providers through kiosks and terminals or through the Group’s website or applications using a unique user login and password (e-payments). Payment terminals are owned by third parties – cash collection agents (“agents”). When consumer payments are made, the Group incurs payment costs to acquire payments payable to agents, mobile operators, international payment systems and other parties. The payment processing fee revenues and related receivable, as well as the transaction cost and the related payable, are recognized at the point when providers accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross, except for the consumer fees on payments collected through payment terminals, which is recorded in the net amount receivable from the agents-owners of terminals.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.15	Revenue and certain expenses recognition (continued)

Revenue from advertising and advertising commissions

Advertising revenues are fixed pursuant to contracts with customers, generally advertising agencies, and are recognized monthly based on agreed amount of advertising that displayed on electronic payment terminals owned by agents in fixed by agreement period. Revenue from customers and a commission payable to agents for the use of terminals is recognized gross.

Interest revenue from agents’ overdrafts

The Group charges interest on overdrafts to agents and includes them in revenue. Related revenues are recognized using the effective interest rate (EIR) method by applying the contractually agreed interest rates to the actual daily amounts outstanding balance of overdrafts.

Revenue and cost from rent of space for terminals

Revenue from rent of space for terminals represents revenues received from agents for sublease of space rented from retail shops for installation of the agents’ payment terminals. Cost of rent of space for terminals represents payments to retail shops.

The agreements for the rent of space for terminals from retail shops and the agreements for the sublease of space for terminals to agents are based on a fixed monthly lease fee per one terminal space. Therefore, both revenue and cost from rent of space for terminals are recognized on a straight-line basis over the lease term for each terminal space. Total revenue and cost from rent of space for terminals for a reporting period is equal to the number of spaces leased multiplied by the applicable revenue and cost per single space.

Interest revenue

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR. The carrying amount of the financial asset or financial liability is adjusted if the Group revises its estimates of payments or receipts. Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income from bank loans and short- and long- term investments performed as part of the Group’s treasury function is classified as part of revenues, interest income derived from loans issued to various 3rd and related parties as part of other arrangements is classified as interest income.

3.16	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. The Group does not capitalize borrowing costs due to immateriality.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

3.	Summary of significant accounting policies (continued)

3.17	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Group as a lessee

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and benefits of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

3.18	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the statement of comprehensive income, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when the Group retains a non-controlling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the statement of comprehensive income.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

4.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant judgments:

Revenue recognition

The Group exercised significant judgment in reaching a conclusion about its accounting policy for gross versus net reporting of payment processing fee revenues and related transaction costs. In particular, there are two major sources of payment processing fee revenues:

•	Payment processing fees charged to consumers on payments collected through agents, mobile operators and other payment methods; and

•	Payment processing fees charged to providers.

Either one of the two types of payment processing fees above, or in some cases, both payment processing fees apply to a single consumer payment. Transaction costs relate to acquisition of payments by agents, mobile operators, international payment systems and some other parties, and the applicable fees, generally determined as a percentage of consumer payment, for each specific payment channel are on terms similar to those available to other market participants.

A providers payment processing fee, when it is charged, is recorded gross of related transaction costs, because the Group (i) is the primary obligor as it undertakes to transfer the consumer payment to the provider using its payment processing system; (ii) it negotiates and ultimately sets the fee receivable from a provider, generally as a percentage of payments; and (iii) it bears credit risk in most of the cases, unless the payment is made from a deposit made with the Group.

A consumer payment processing fee, when it is charged on payments made by consumers through payment terminals, is reported net of any transaction costs payable to or retained by agents. This is because, although the Group is the primary obligor, it does not have any discretion over the ultimate payment processing fee set by the agent as a terminal owner to the consumer, does not have readily available information about gross fee, and is only exposed to the net amount of fee receivable from agents.

A consumer payment processing fee revenue collected through mobile operators and other payment methods is reported gross of related transaction costs. Such payments are made by consumers through the Group’s website or an application using a unique user login and password, and are called e-payments. In contrast with the consumer payment processing fee revenue collected through payment terminals, the Group, being a primary obligor in e-payment transactions, also sets the consumer’s payment processing fee, generally as a percentage of payment, although credit risk for these transactions is limited. Thus, the Group concluded that its ability to control the consumer payment processing fee for e-payments is a key differentiator from the consumer payment processing fees on payments collected through payment terminals.

The total amounts of transaction costs reported gross for the years ended December 31, 2009, 2010 and 2011 are 3,549,077, 3,156,378 and 4,446,945, respectively, including the transaction costs for e-prepayments of 0, 46,771 and 312,687, respectively.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

4.	Significant accounting judgments, estimates and assumptions (continued)

Classification of certain disposal as discontinued operations

As part of the restructuring plan of the Group which is linked with the Company’s proposed initial public offering in the United States, on June 30, 2012, the Group’s Board of Directors and shareholders approved a single coordinated plan to dispose of its non-core businesses as described in Note 8. The Group exercised significant judgment in determining whether these disposal groups meet the criteria for classification as discontinued operations, in particular, related to determining whether they, individually and in the aggregate, represent a separate major line of business or a geographical area of operations. Management concluded that the disposal of the above CGUs meets the definition of classification as discontinued operations based on the following judgments:

•	Assets and liabilities of all businesses meet the definition to be classified as held for sale as of June 30, 2012;

•

The Group approved a single coordinated plan to dispose of its non-core businesses, as part of the restructuring undertaken before the IPO and to be executed simultaneously for all businesses to be disposed within a short period of time;

•

The Group concluded that it was appropriate to aggregate all the early-stage international businesses operating QD business in countries other than the former Soviet Union (“non-CIS international QD start-ups”) as one major geographical area of operations because they were managed together and represent majority of non-CIS operations of QD segment, and the continuing non-CIS operations are immaterial individually and in relation to the disposed businesses.

In determining whether the disposal groups meet the criteria for classification as discontinued operation, the Group considered as major those disposed lines of business or geographical areas of operations that represented more than 5% of related segment or consolidated total revenues or net income (losses).

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Significant estimates and assumptions

Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to:

•	useful lives of property and equipment and of intangible assets,

•	fair values of assets and liabilities acquired in business combinations,

•	impairment of intangible assets and goodwill,

•	deferred tax assets,

•	impairment of loans and receivables.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant estimates and assumptions (continued)

Actual results could materially differ from those estimates. The key assumptions concerning the future events and other key sources of estimation uncertainty at the reporting date that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful life of property and equipment

The Group assesses the remaining useful lives of items of property and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of property and equipment and on depreciation recognized in profit or loss.

Useful life of intangible assets

The Group assesses remaining useful lives of intangible assets at each reporting date. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of intangible assets and on the amount of amortization expenses recognized in profit or loss.

Software and trade mark:

The Group has revised the useful life of e-port software and trade mark for the period 2009-2011. The effect of software useful lives changes was a gain in 2011 amounting to 17,053 (2010 – a gain amounting to 25,580; 2009 – a loss amounting to 29,844). There was no the effect in change of trade mark useful lives in 2011 (2010 – nil; 2009 – a gain amounting to 22,747).These changes were mainly driven by the revision of the Group’s plans of merger of ZAO e-port and ZAO OSMP, including the merger of the brand and the processing system, which were significantly revised in 2011, 2010 and 2009.

Fair Values of assets and liabilities acquired in business combinations

The Group recognizes separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. When the amounts of fair values are significant, the Group hires 3rd party appraisers to assist it in determining the related fair values.

Impairment of goodwill and indefinite-lived intangible assets

In order to determine whether the goodwill and Indefinite-lived intangible assets are impaired, it is necessary to estimate the value in use of the cash-generating units to which the goodwill and Indefinite-lived intangible assets are allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows, and hence such estimates are subject to uncertainty. See also Note 13 below for details.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

4.	Significant accounting judgments, estimates and assumptions (continued)

Deferred tax assets

The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income against which the deductible temporary differences can be utilized. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. The carrying amounts of deferred tax assets were 98,437 as of December 31, 2011 (2010 – 108,480; 2009 – 54,585) net of allowance of 56,524 which was recorded as of December 31, 2011 (2010 – 13,324; 2009 – 4,163) to reduce the amount of deferred tax assets to the recoverable amounts.

The allowance relates to deferred tax assets which were not recorded because the Group does not expect to realize certain of its tax loss carry forwards in the foreseeable future due to history of losses. Further details on deferred taxes are disclosed in Note 28.

Impairment of loans and receivables

Management maintains an impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

As of December 31, 2011, the impairment of loans and receivables was recorded amounting to 257,668 (2010 – 186,216; 2009 – 162,304).

5.	Acquisitions of shares in subsidiaries

5.1	Acquisitions in 2011

Freshpay IT solutions PVl Ltd

On February 9, 2011, Akhron Finance Ltd., the Group’s subsidiary, acquired 100% of Freshpay IT solutions PVl Ltd (“Freshpay”). Freshpay operates an electronic online payment system in India.

Purchase consideration (cash paid)	25,197

Total purchase consideration transferred	25,197

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

5.	Acquisitions of shares in subsidiaries (continued)

5.1	Acquisitions in 2011 (continued)

Freshpay IT solutions PVl Ltd (continued)

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

	Carrying amount	Fair value
Net assets acquired:
Property and equipment	2,276	2,276
Accounts receivable	3,009	3,009
Cash and cash equivalents	9,257	9,257
Accounts payable	(1,889)	(1,889)
Other current liabilities	(96)	(96)

Total identifiable net assets	12,557	12,557

Company’s share in acquired net assets (100%)	12,557	12,557

Goodwill arising on acquisition		12,640

The goodwill in the amount of 12,640 relates to future growth of acquired business and potential synergies with existing operations.

The Group also acquired the other subsidiaries as presented below:

	Cash consideration paid	Less cash acquired	Net cash acquired with the subsidiary
Freshpay	25,197	(9,257)	15,940
Other subsidiaries	1,370	(5,355)	(3,985)

Total	26,567	(14,612)	11,955

Following the acquisition of 100% ownership in Freshpay, on June 25, 2011 the Group decided to attract a local partner and sold to it a 25%, but retained control over Freshpay. Further, on December 25, 2011, to attract an additional local partner in this business, the Group disposed of an additional 25% of Freshpay, which resulted in a loss of control over the subsidiary. The above transactions were not contemplated on acquisition and were not linked to one another. The transaction was accounted for as an acquisition of an associate and a de-consolidation of a subsidiary, and resulted in a 31,577 gain recorded on disposal, which is calculated as follows:

Fair value of the investment in Freshpay (retained interest 50%)	20,847
Cash consideration	11,238
over:
Carrying value of the interest in Freshpay, incl:	(508)
Derecognized carrying amount of net assets (including Goodwill)	(3,933)
Derecognized carrying amount of non-controlling interest	3,425

Gain from disposal of Freshpay	31,577

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

5.	Acquisitions of shares in subsidiaries (continued

5.1	Acquisitions in 2011 (continued)

Freshpay IT solutions PVl Ltd (continued)

Upon loss of control in Freshpay, the Group recognized a gain resulting from remeasurement of carrying value of interest in Freshpay to fair value recorded as part of ‘Gain from disposal of subsidiaries’ in the statement of comprehensive income.

Gain from disposal of other subsidiaries comprises 8,282. Total amount of gain from disposal of subsidiaries for 2011 is equal to 39,859 (Note 8).

Management allocated the fair value of 50% in Freshpay to the Group’s share of Freshpay’s assets and liabilities as follows:

Fair value
Intangible assets	9,273
Fixed assets	655
Accounts receivable	2,913
Cash and cash equivalents	5,750
Other current assets	2,789
Other current liabilities	(29,543)
Other non-current liabilities	(82)

Total share in net assets	(8,245)

Goodwill as part of equity method investment	29,092

Instant Payments LP

On December 23, 2011, ZAO Ob’edinennya Sistema Momentalnykh Platezhey, the Group’s subsidiary, acquired 60% of Instant Payments LP (“Instant Payments”) for a cash consideration of 6, and realized a gain on bargain purchase in the amount of 14,765 relating to favorable terms negotiated with a related party, a member of the Company’s key management personnel. Instant Payments operates an electronic online payment system in Kazakhstan, and compliments the Group’s existing business in this country through provision of services to certain key local merchants. The Group’s share in net assets of the acquired subsidiary was not material for further disclosure. From the date of acquisition through December 31, 2011 Instant Payments contributed immaterial amounts of revenue and net losses.

Other acquisitions and disposals

In 2011 the Group acquired 51% in QIWI Chile S.A., 100% in TOB Finance Company OMP, 49.5% in ITBillion LLC, 100% in ZAO OSMP (Russia), and 51% in OOO Izobilie, all for an aggregate consideration of 1,370. The Group’s share in ITBillion LLC was increased from 1% (purchased in 2010) to 50.5%. The Group also sold 100% of its share in ZAO AVTOKARD-Holding for 8 and 100% of share in OOO Eksimarket for 20.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

5.	Acquisitions of shares in subsidiaries (continued)

5.2	Acquisitions in 2010

From the date of acquisition until the date control was lost, Freshpay contributed 6,075 revenue and 35,875 net losses to the Group for 2011. If the combination had taken place at the beginning of 2011, Freshpay’s revenue would have been 6,161 and its net losses would have been 29,150.

ZAO “QIWI Bank”

On September 24, 2010 ZAO “Ob’edinennya Sistema Momentalnykh Platezhey”, the Group’s subsidiary, acquired 100% of ZAO “QIWI Bank” (further QIWI Bank). The main activities of QIWI Bank are banking services to payment systems and other banks, with primary focus on supporting the entities of the Group. Prior to the acquisition date QIWI Bank was a related party – since it was an entity controlled by the shareholders of the Group.

Purchase consideration (cash paid)	629,000

Total purchase consideration transferred	629,000

The fair value of the identifiable assets and liabilities as of the date of acquisition were:

	Carrying amount	Fair value
Net assets acquired:
Property and equipment	29,060	29,060
Intangible assets	36,562	254,009
Other non-current assets	10,730	10,730
Accounts receivable	44,068	44,068
Cash and cash equivalents	2,582,607	2,582,607
Other current assets	158,731	158,731
Deferred tax liability	–	(43,489)
Amounts due to customers and amounts due to banks	(2,464,108)	(2,464,108)
Other liabilities	(43,348)	(43,348)

Total identifiable net assets	354,302	528,260

Company’s share in acquired net assets (100%)	354,302	528,260

Goodwill arising on acquisition		100,740

Goodwill in the amount of 100,740 relates to potential synergies with the existing operations and was allocated to QIWI Wallet segment. The Group assigned intangible assets amounting 254,009 to bank license and bank software. As of September 24, 2010 QIWI Bank had accounts receivable, gross in amount of 59,991 that were impaired by 15,923.

From the date of acquisition through December 31, 2010, QIWI Bank contributed 184,321 revenue and 10,750 net loss of the Group. If the combination had taken place at the beginning of 2010, the Group’s revenue from would have been 6,491,316 and its net profit from continuing operations would have been 622,803.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

5.	Acquisitions of shares in subsidiaries (continued

5.2	Acquisitions in 2010 (continued)

ZAO “QIWI Bank” (continued)

The Group also acquired other subsidiaries as presented below:

	Cash consideration paid	Less cash acquired	Effect of elimination of cash held by the Company with QIWI Bank	Net cash acquired with the subsidiary
QIWI Bank	629,000	(2,582,607)	1,819,933	(133,674)
Other subsidiaries	1,998	(710)	–	1,288

Total	630,998	(2,583,317)	1,819,933	(132,386)

Other acquisitions and disposals

In 2010 we acquired a 51% interest in Kingstown Investments Limited for consideration of 1,998. Kingstown Investments Limited owns a 51% interest in QIWI Argentina S.A. The Group’s effective indirect interest in QIWI Argentina S.A. is 26%. The Group also disposed of 50% of OOO OSMP Gruzia for consideration of 21,754.

5.3	Acquisitions in 2009

Diomachin

On August 27, 2009, the Company acquired 51% of the shares of Diomachin Limited (“Diomachin”) for 955,517 USD (equivalent of 30,004). Diomachin is a parent company, holding 100% stake in OOO Pay Kiosk. OOO Pay Kiosk produces and sells transaction recording devices for payment terminals in Russia.

Diomachin
Cost
Acquisition price (cash paid)	30,004

Total consideration paid	30,004

Management assigned the acquisition price for the purchased subsidiary as follows:

	Carrying amount	Fair value
Diomachin Group net assets acquired:
Intangible assets	158	60,219
Cash and cash equivalents	3,011	3,011
Other assets	9,590	8,685
Deferred tax liabilities	–	(12,012)
Other liabilities	(17,199)	(17,199)

Total net assets	(4,440)	42,704

Company’s share in acquired net assets (51%)	(2,264)	21,779

Non-controlling interest	(2,176)	20,925

Amount of goodwill at December 31, 2009		8,225

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

5.	Acquisitions of shares in subsidiaries (continued)

5.3	Acquisitions in 2009 (continued)

Diomachin (continued)

Goodwill in the amount of 8,225 relates to the future growth of the acquired business and potential synergies with the existing operations, and was allocated to Diomachin. Diomachin was classified in 2012 as a part of discontinued operations. The Group assigned 60,219 to software owned by OOO Pay-Kiosk and used in transaction recording device for terminals.

From the date of acquisition through December 31, 2009, Diomachin contributed 60,882 revenue and 4,988 net profit of the Group. If the combination had taken place at the beginning of 2009, Diomachin’s revenue would have been 91,470 and its net profit would have been 6,407.

The Group also acquired the other subsidiaries as presented below:

	Cash consideration paid	Less cash acquired	Net cash acquired with the subsidiary
Diomachin	30,004	(3,011)	26,993
Other subsidiaries	–	(513)	(513)

Total	30,004	(3,524)	26,480

Other acquisitions and disposals

In 2009 the Group acquired 51% of Sanmere Investment Holding Ltd for consideration of 2,839.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

6.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main Activity	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011
ZAO Ob’edinennya Sistema Momentalnykh Platezhey (Russia)	Operation of electronic payment terminals	100%	100%	100%

ZAO e-port (Russia)	Operation of electronic payment terminals	100%	–	–

ZAO QIWI Bank (Russia)	Maintenance of electronic payment systems	–	100%	100%

ZAO OSMP (Russia)	Holding IT licenses of the Group	–	–	100%

ZAO AVTOKARD-Holding (Russia)	Operation of electronic payment terminals	100%	100%	–

OOO Eksimarket (Russia)	Operation of electronic payment terminals	100%	100%	–

OOO Mobilny Koshelek (Russia)	Operation of on-line payments	100%	100%	–

OOO QIWI Wallet (Russia)	Operation of on-line payments	100%	100%	100%

OOO Direct Contact (Russia)	Operation of electronic payment terminals	100%	100%	–

OOO Management Company QIWI (Russia)	Operation of electronic payment terminals	99%	99%	100%

Master Loto Ltd (Cyprus)	Sales of lotteries through electronic payment terminals	85%	85%	85%

OOO Loto Integrator (Russia)	Sales of lotteries through electronic payment terminals	85%	85%	85%

OOO Loto Master (Russia)	Sales of lotteries through electronic payment terminals	85%	85%	85%

Diomachin Ltd (Cyprus)[1]	Production and sales of transaction recording devices for terminals	51%	51%	51%

OOO Pay Kiosk (Russia)[1]	Production and sales of transaction recording devices for terminals	51%	51%	51%

[1]	Diomachin Ltd and OOO Pay Kiosk are part of Diomachin group classified as discontinued operations (Note 8).

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

6.	Consolidated subsidiaries (continued)

		Ownership interest
Subsidiary	Main Activity	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011
OOO Izobilie (Russia)	Operation of electronic payment terminals	–	–	51%

TOO OSMP (Kazakhstan)	Operation of electronic payment terminals	100%	75%	100%

Instant Payments LP (Kazakhstan)	Operation of electronic payment terminals	–	–	60%

SOOO OSMP-Tadzhikistan (Tajikistan)	Operation of electronic payment terminals	61%	61%	–

SP OOO OSMP-UZ (Uzbekistan)	Operation of electronic payment terminals	51%	51%	–

OOO OSMP Gruzia (Georgia)	Operation of electronic payment terminals	51%	–	–

Neven Trading Ltd (Cyprus)[2]	Operation of electronic payment terminals	–	51%	51%

Seleano Ltd (Cyprus)[2]	Operation of electronic payment terminals	–	51%	51%

TOB Finance Company OMP (Ukraine)[2]	Operation of electronic payment terminals	–	–	51%

TOB OSMP (Ukraine)[2]	Operation of electronic payment terminals	100%	51%	51%

SOOO OSMP BEL (Belarus)	Operation of electronic payment terminals	51%	51%	51%

SP OOO OSMP-M (Moldova)	Operation of electronic payment terminals	51%	51%	51%

Colorstar Management Ltd (BVI)[2]	Operation of electronic payment terminals	95%	70%	75%

Beijing LianHe Sufu Science & Technology Development Co.Ltd (China)[2]	Operation of electronic payment terminals	95%	70%	75%

Sanmere Investment Holding Ltd (South Africa)[2]	Operation of electronic payment terminals	51%	51%	51%

RO SRL United System of Instant Payments Ltd (Romania)	Operation of electronic payment terminals	51%	51%	51%

QIWI Malaysia SDN. BHD. (Malaysia)[2]	Operation of electronic payment terminals	51%	51%	100%

[2]	Identified subsidiaries are part of the international on-line payment distribution business group classified as discontinued operations (Note 8)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

6.	Consolidated subsidiaries (continued)

		Ownership interest
Subsidiary	Main Activity	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011
OOD QIWI Bulgaria Ltd (Bulgaria)[2]	Operation of electronic payment terminals	51%	51%	51%

SJETTA Ltd (Cyprus)[2]	Operation of electronic payment terminals	–	75%	100%

OOO Pardohti-Favri (Tadzhikistan)[2]	Operation of electronic payment terminals	–	56%	75%

Kingstown Investments Ltd (United Kingdom)[2]	Operation of electronic payment terminals	–	51%	51%

QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil)	Operation of electronic payment terminals	–	51%	51%

QIWI Argentina S.A. (Argentina)[2] (effective indirect ownership)	Operation of electronic payment terminals	–	26%	26%

QIWI Chile S.A. (Chile)[2] (effective indirect ownership)	Operation of electronic payment terminals	–	–	26%

QIWI Baltic Ltd (Latvia)[2]	Operation of electronic payment terminals	–	51%	51%

QIWI Asia Group PTE Ltd (Singapore)[2]	Operation of electronic payment terminals	–	51%	75.5%

QIWI HK Ltd (Hong Kong)[2]	Operation of electronic payment terminals	–	75%	75%

Akhron Finance Ltd (Cyprus)[2]	Operation of electronic payment terminals	–	100%	100%

QIWI Payment Services Provider Ltd (UAE)	Operation of electronic payment terminals	–	–	100%

QIWI International Payment System LLC (USA)	Operation of electronic payment terminals	–	–	100%

QIWI KZ Ltd (Cyprus)[2]	Operation of electronic payment terminals	–	–	100%

QIWI KZ Holding B.V. (Netherlands)[2]	Operation of electronic payment terminals	–	–	100%

Payment System KZ Holding B.V. (Netherlands)[2]	Operation of electronic payment terminals	–	–	100%

QIWI East Africa (Tanzania)[2]	Operation of electronic payment terminals	–	–	51%

[2]	Identified subsidiaries are part of the international on-line payment distribution business group classified as discontinued operations (Note 8).

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

6.	Consolidated subsidiaries (continued)

		Ownership interest
Subsidiary	Main Activity	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011
QIWI Asia Pacific PTE. LTD (Singapore)[2]	Operation of electronic payment terminals	–	–	100%

IT Billion LLC (USA)	Operation of electronic payment terminals	–	–	50.5%

QIWI USA LLC (USA)	Operation of electronic payment terminals	–	–	50.5%

[2]	Identified subsidiary is part of the international on-line payment distribution on business group classified as discontinued operations (Note 8).

The Group acquired and set-up certain new subsidiaries in 2009, 2010 and 2011. The overall effect of acquisitions is not material, other than as disclosed in the Note 5 above.

Below is a schedule that shows the effects of changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control on the equity attributable to owners of the parent for each of the years ended December 31, 2011, 2010 and 2009:

Name of a subsidiary	Consideration received (paid) for non-controlling interest	Carrying value of non-controlling interest acquired (sold) classified as equity	Resulting increase (decrease) of equity
Changes in ownership in 2009	(4,720)	3,862	(8,582)
Colorstar Management Limited	(4,720)	3,862	(8,582)

Changes in ownership in 2010	28,894	(2,562)	31,456
Colorstar Management Limited	28,889	3,940	24,949
TOO OSMP (Kazakhstan)	5	–	5
OOO OSMP (Ukraine)	–	(6,502)	6,502

Changes in ownership in 2011	9,114	10,669	(1,555)
Freshpay IT Solutions Private Ltd.	9,615	3,192	6,423
Colorstar Management Limited	(1)	(928)	927
QIWI Malaysia SDN. BHD.	(439)	8,417	(8,856)
SJETTA Ltd	(61)	(12)	(49)

Name of a subsidiary	Consideration received (paid) for non-controlling interest	Carrying value of non-controlling interest acquired (sold) classified as a liability	Resulting gain (loss)
Transactions with non-controlling interest classified as a liability in 2011	(29,499)	(17,247)	(12,252)
TOO OSMP (Kazakhstan)	(29,499)	(17,247)	(12,252)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

7.	Investment in associates

The Group has the following associates:

		Ownership interest
Associate	Main activity	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011
Freshpay IT Solutions Private ltd (India)[1] (Note 5.1)	Operation of electronic payment terminals in India	–	–	50%
Blestgroup Enterprises Ltd (Cyprus)	Sublease of space for electronic payment terminals in Russia	–	–	37.5%
Cosmopro Inc. (Panama)[1]	Operation of electronic payment terminals in Panama, Columbia and Peru	–	26%	26%
Single Payment Solutions Private Ltd (India)[1]	Operation of electronic payment terminals in India	–	–	20.74%
QIWI Belgrade Ltd. (Serbia)[1]	Operation of electronic payment terminals in Serbia	–	21%	21%
Universal SmartLink ltd (BVI)[1]	Operation of electronic payment terminals in Singapore	–	–	50%
QIWI Payment System Congo SPRL (Democratic Republic of South Congo)[1]	Operation of electronic payment terminals in Congo	–	–	50%
QIWI International JLT (Dubai, UAE)	Operation of electronic payment terminals in UAE	–	–	50%

[1]	Identified associates are part of the international on-line payment distribution business group that was classified as discontinued operations (Note 8).

In 2010 the Group acquired 25% of Cosmopro Inc. (Panama) for cash consideration of 4,055 in addition to 1% purchased for 46 in 2009.

In 2011 the Group acquired 50% of Universal SmartLink Ltd. for cash consideration of 695.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

7.	Investment in associates

The following table illustrates summarized financial information of the Group’s investment in associates:

	As of December 31, 2010	As of December 31, 2011	As of December 31, 2011
	RUB (000)	RUB (000)	U.S.$ (000)
Share of the associates’ statement of financial position:
Current assets	77	165,867	5,487
Non-current assets	293	71,159	2,354
Current liabilities	–	(50,275)	(1,663)
Non-current liabilities	(950)	(186,781)	(6,179)

Net assets	(580)	(30)	(1)
Goodwill	4,681	34,686	1,147

Carrying amount of investment in associates	4,101	34,656	1,146

Share of the associates’ revenue and profit:
Revenue	–	36,928	1,222
Loss	–	(22,926)	(758)

The Group also classified its share of losses of discontinued associates of 5,814 to discontinued operations.

Movement in investments in associates in 2010 and 2011 is presented below (in 2009 the Group had no associates):

	2010	2011
Investments in strategic associates at January 1	–	4,101
Acquisition of shares in associates - cash consideration	4,101	695
Acquisition of shares in associates - at fair value as a result of loss of control (Note 5.1)	–	20,847
Contribution to associates without a corresponding change in ownership	–	3,545
Share in net losses of associates	–	(22,926)
Foreign currency translation	–	(3,114)
Share in other changes in capital of associates	–	31,508

Investments in strategic associates at December 31	4,101	34,656

8.	Disposals and discontinued operations

As part of the restructuring, on June 30, 2012, the Group Board of Directors approved a single coordinated plan to dispose of its non-core subsidiaries and associates as described below:

(i)	Ukrainian business and non-CIS international early stage businesses forming two major geographical areas of operation of the QIWI Distribution segment classified as discontinued operations (Note 6 and Note 7);

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

8.	Disposals and discontinued operations (continued)

(ii)	Diomachin group (Note 6) – engaged in production of transaction recording devices for payment terminals classified as discontinued operations;

(iii)	Master Loto Ltd., OOO Loto Integrator and OOO Loto Master are engaged in distribution of lotteries through electronic on-line payment terminals – not included in discontinued operations as insignificant.

The disposal is expected to be completed within a reasonably short period of time. See also Note 2.1 for basis of preparation.

The results of identified companies were re-classified as discontinued operations for the years ended December 31, 2011, 2010 and 2009. These results are presented below:

	Year ended December 31
	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Revenue	217,554	700,140	342,537	11,331
Operating expenses	(212,064)	(497,471)	(478,461)	(15,827)

Profit / (loss) from operations	5,490	202,669	(135,924)	(4,496)

Finance cost, net	(4,994)	(2,935)	(8,043)	(266)
Other income/(expenses), net	1,594	(929)	6,399	211

Profit / (loss) before tax	2,090	198,805	(137,568)	(4,551)
Income tax expense	3,037	(61,074)	(18,687)	(618)

Net profit / (loss) from discontinued operation attributable to:	5,127	137,731	(156,255)	(5,169)
Equity holders of the parent	5,635	65,772	(75,736)	(2,505)
Non-controlling interests	(508)	71,959	(80,519)	(2,664)

Earnings per share (Note 10) RUB:
Basic, profit / (loss) from discontinued operations	0.11	1.26	(1.46)	(0.05)
Diluted, from discontinued operations	0.11	1.26	(1.46)	(0.05)

The net cash flows incurred by discontinued operations are as follows:

	Year ended December 31
	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Operating	83,400	79,163	(50,767)	(1,679)
Investing	(48,457)	(14,170)	(13,747)	(455)
Financing	(25,760)	(13,167)	24,418	808

Net cash (outflow) / inflow	9,183	51,826	(40,096)	(1,326)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

8.	Disposals and discontinued operations (continued)

In addition the Group disposed the other subsidiaries which were not classified as discontinued operations:

	Year ended December 31
	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Net cash outflow on disposal of subsidiary	(2,633)	9,789	1,166	39
Cash consideration received	100	10,987	12,838	425
Cash and cash equivalents disposed	(2,733)	(1,198)	(11,672)	(386)

Gain from disposal of subsidiaries	8,444	7,089	39,859	1,319
Cash consideration received	100	10,987	12,838	425
Less net assets disposed	8,701	(5,574)	25,453	842
Less disposal of non-controlling interest	(357)	1,676	1,568	52

For the purposes of the cash flow statement, gain from disposal of subsidiaries in 2011 year includes 32,835 related to gain from disposal of subsidiaries reclassified as discontinued operations.

9.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Group’s CEO and, prior to the appointment of the CEO, was the board of directors of the Group, reviews selected items of each segment’s statement of comprehensive income.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. Such adjustments affect such major areas as deferred taxation, business combinations, fair value adjustments and amortization thereof, impairment, as well as nonrecurring items.

The financial data is presented on a combined basis for all key subsidiaries and associates representing each segment added together forming the segment revenue, operating expenses, net income. The Group measures the performance of its operating segments by monitoring: revenue, segment net revenue, profit from operations and profit before tax. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume.

The Group has identified its operating segments based on the types of products and services the Group offers. The Group has identified the following reportable segments:

QD segment, which includes revenue derived from payment systems offered though the Group’s kiosks and terminals in Russia and internationally.

QW segment, which includes revenue derived from payments processed through online electronic user accounts and bank prepayment products, including prepaid card business, and revenues derived from QIWI Bank.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

9.	Operating segments (continued)

Corporate and Other, which includes limited activities of the Group related to corporate back-office operations, such as the licensing of software and trademarks to international subsidiaries, and sales of lotteries through kiosks.

The statement of comprehensive income from continuing operations for each segment for the year ended December 31, 2011, as presented to the CODM is presented below:

	QD	QW	Corporate and other	Eliminations	Total continuing operations
Revenue	7,092,851	1,936,788	219,258	(1,090,800)	8,158,097
External revenue	6,396,487	1,649,248	112,362	–	8,158,097
Intersegment revenue	696,364	287,540	106,896	(1,090,800)	–
Direct segment cost	(4,599,177)	(1,246,385)	(85,805)	1,034,605	(4,896,762)
External direct segment costs	(4,286,592)	(546,788)	(63,382)	–	(4,896,762)
Intersegment direct cost	(312,585)	(699,597)	(22,423)	1,034,605	–
Segment net revenue	2,493,674	690,403	133,453	(56,195)	3,261,335
Depreciation and amortization	(71,984)	(19,322)	(1,294)	3,407	(89,193)

Segment profit from operations	925,970	204,994	18,016	(58,488)	1,090,492

Share of loss of associates	–	–	(22,927)	–	(22,927)
Interest income	7,592	–	15,668	(17,114)	6,146
Interest expense	(6,619)	(28)	(2,742)	5,325	(4,064)

Segment profit before tax	912,142	205,121	4,886	(64,434)	1,057,715

Corporate and other segment’s profit before tax from continuing operations includes 3,556 loss related to Master Loto group.

The statement of comprehensive income from continuing operations for each segment for the year ended December 31, 2010, as presented to the CODM is presented below:

	QD	QW	Corporate and other	Eliminations	Total continuing operations
Revenue	5,925,042	693,665	118,089	(579,161)	6,157,635
External revenue	5,586,589	485,165	85,881	–	6,157,635
Intersegment revenue	338,453	208,500	32,208	(579,161)	–
Direct segment cost	(3,449,123)	(397,680)	(73,118)	560,536	(3,359,385)
External direct segment costs	(3,238,803)	(68,496)	(52,086)	–	(3,359,385)
Intersegment direct cost	(210,320)	(329,184)	(21,032)	560,536	–
Segment net revenue	2,475,919	295,985	44,971	(18,625)	2,798,250
Depreciation and amortization	(47,073)	(5,752)	(943)	–	(53,768)

Segment profit from operations	972,635	85,891	(58,960)	(12,541)	987,025

Interest income	9,377	–	4,758	(8,742)	5,393
Interest expense	(3,340)	–	(3,460)	4,655	(2,145)

Segment profit before tax	981,231	86,570	(41,188)	(17,120)	1,009,493

Corporate and other segment’s profit before tax from continuing operations includes 10,123 loss related to Master Loto group.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

9.	Operating segments (continued)

The statement of comprehensive income from continuing operations for each segment for the year ended December 31, 2009, as presented to the CODM is presented below:

	QD	QW	Corporate and other	Eliminations	Total continuing operations
Revenue	5,858,113	337,136	31,091	(316,835)	5,909,505
External revenue	5,686,880	202,831	19,794	–	5,909,505
Intersegment revenue	171,233	134,305	11,297	(316,835)	–
Direct segment cost	(3,899,513)	(180,587)	(12,032)	318,308	(3,773,824)
External direct segment costs	(3,754,743)	(16,113)	(2,968)	–	(3,773,824)
Intersegment direct cost	(144,770)	(164,474)	(9,064)	318,308	–
Segment net revenue	1,958,600	156,549	19,059	1,473	2,135,681
Depreciation and amortization	(38,456)	(687)	(400)	–	(39,543)

Segment profit from operations	661,480	86,532	(51,750)	2,030	698,280

Interest income	14,556	–	2,316	(3,796)	13,076
Interest expense	(2,111)	–	(4,845)	3,834	(3,122)

Segment profit before tax	671,707	86,577	(59,825)	2,068	700,527

Corporate and other segment’s profit before tax from continuing operations includes 19,172 loss related to Master Loto group.

Intersegment revenue is not equal to zero because corporate and other include (revenue) / loss from discontinued operations in the amount of 2,068, (17,120) and (64,434) in 2009, 2010 and 2011 correspondingly.

Segment net revenue, as presented to the CODM, for the years ended December 31, 2011, 2010 and 2009 is calculated as follows:

	December 31, 2009	December 31, 2010	December 31, 2011
Revenue under IFRS	5,909,505	6,157,635	8,158,097
Cost of revenue (exclusive of depreciation and amortization)	(4,066,836)	(3,750,969)	(5,572,609)
Difference in timing of expense recognition	–	–	6,899
Payroll and related taxes	293,012	391,584	668,948

Total segment net revenue, as presented to CODM	2,135,681	2,798,250	3,261,335

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

9.	Operating segments (continued)

A reconciliation of segment profit from operations to IFRS profit from continuing operations of the Group, as presented to the CODM, for the year ended December 31, 2011, 2010 and 2009 is presented below:

	December 31, 2009	December 31, 2010	December 31, 2011
Total segment profit from operations, as presented to CODM	698,280	987,025	1,090,492
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(133,761)	(117,698)	(51,405)
Corporate costs allocated to discontinued international operations	–	(80,386)	(140,862)
Effect of software development cost, not capitalized in segment presentation	26,032	27,520	9,876
Difference in timing of expense recognition	–	–	(6,899)

Consolidated profit from continuing operations under IFRS	590,551	816,461	901,202

A reconciliation of depreciation and amortization to IFRS depreciation and amortization, as presented to the Board of Directors, for the year ended December 31, 2011, 2010 and 2009 is presented below:

	December 31, 2009	December 31, 2010	December 31, 2011
Depreciation and amortization, as presented to Board of Directors	(39,543)	(53,768)	(89,193)
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(133,761)	(117,698)	(51,405)

Depreciation and amortization under IFRS	(173,304)	(171,466)	(140,598)

A reconciliation of segment profit before tax to IFRS consolidated net profit from continuing operations of the Group, as presented to the CODM, for the year ended December 31, 2011, 2010 and 2009 is presented below:

	December 31, 2009	December 31, 2010	December 31, 2011
Total segment net profit before tax, as presented to CODM	700,527	1,009,493	1,057,715
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(133,761)	(117,698)	(51,405)
Corporate costs allocated to discontinued international operations	–	(80,386)	(140,862)
Effect of software development cost, not capitalized in segment presentation	26,032	27,520	9,876
Difference in timing of expense recognition	–	–	(6,899)
Discount of loans issued to related parties	–	–	(30,993)
Other	(11,829)	(17,692)	(10,930)

Consolidated profit before tax from continuing operations under IFRS	580,969	821,237	826,502

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

9.	Operating segments (continued)

Geographic information

Revenues from external customers are presented below:

	2009	2010	2011
Russia	5,438,552	5,590,403	7,511,401
Kazakhstan	290,574	469,724	581,128
Other	180,379	97,508	65,568

Total revenue per consolidated income statement	5,909,505	6,157,635	8,158,097

The revenue information above is based on the location of the customer.

Revenues from a single external customer amounting to 10% or greater of Group’s revenue from continuing operations relate only to QD segment and are presented in the table below:

	2009	2010	2011
Customer 1	825,893	1,070,738	1,682,221
Customer 2	1,207,596	1,105,758	905,001
Customer 3	1,234,627	994,820	739,940

The Group allocates non-current assets by geographical region based on the principal country of major operations of a particular legal entity within the Group:

	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011
Russia	1,926,203	1,828,359	2,157,161	2,133,222
Kazakhstan and other	3,701	11,213	6,374	12,878

Total non-current assets of continuing operations	1,929,904	1,839,572	2,163,535	2,146,100

Non-current assets from discontinued operations	6,880	87,649	65,448	50,297

Non-current assets	1,936,784	1,927,221	2,228,983	2,196,397

Non-current assets for this purpose consist of property, plant and equipment and intangible assets.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

10.	Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent adjusted for effect of potential share exercise by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	2009	2010	2011
Net profit attributable to ordinary equity holders of the parent from continuing operations	443,781	627,627	595,728
Profit/(loss) attributable to ordinary equity holders of the parent from a discontinued operation	5,635	65,772	(75,735)

Net profit attributable to ordinary equity holders of the parent for basic earnings	449,416	693,399	519,993

Effect of options over subsidiaries and associates	–	(8,777)	–

Net profit attributable to ordinary equity holders of the parent adjusted for the effect of dilution	449,416	684,622	519,993

Weighted average number of ordinary shares for basic and diluted earnings per share*	52,000,000	52,000,000	52,000,000

*	The subsequent share split and issuance of shares described in Note 18 was accounted for the purposes of EPS calculation retrospectively for all periods presented. As the amount of proceeds for issuance of these shares was immaterial, the adjustment to the number of shares to be used for EPS computation as a result of issuance of these new shares occurring after the reporting period, which was effected for fair value, is immaterial.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

11.	Property and equipment

Cost	Processing servers equipment	Computers and office equipment	Bank equipment	Other equipment	Assets under construction	Total
Balance as of December 31, 2008	87,054	29,344	–	2,309	–	118,707

Additions	20,076	22,150	–	21,319	9,206	72,751
Additions from business combinations	30	417	–	1,903	–	2,350
Disposals	(6,693)	(9,025)	–	(873)	–	(16,591)

Balance as of December 31, 2009	100,467	42,886	–	24,658	9,206	177,217

Internal transfers	36,503	1,809	–	(19,312)	(19,000)	–
Additions	44,906	25,229	1,842	6,849	18,465	97,291
Additions from business combinations	9,808	4,852	11,286	3,631	–	29,577
Disposals	(10,839)	(2,519)	(1,058)	(2,614)	(858)	(17,888)
Disposals due to sale of subsidiary	(304)	(398)	–	(1,076)	–	(1,778)

Balance as of December 31, 2010	180,541	71,859	12,070	12,136	7,813	284,419

Internal transfers	7,790	–	–	(2,626)	(5,164)	–
Additions	70,615	9,336	955	1,596	8,404	90,906
Additions from business combinations	5,051	765	–	1,011	–	6,827
Disposals	(7,494)	(7,006)	(2,862)	(332)	(6,224)	(23,918)
Disposals of a subsidiary	(1,464)	(1,694)	–	–	–	(3,158)
Foreign currency translation	(211)	5	–	301	–	95

Balance as of December 31, 2011 RUB (000)	254,828	73,265	10,163	12,086	4,829	355,171

Balance as of December 31, 2011 U.S.$ (000)	8,430	2,424	336	399	160	11,749

Accumulated Depreciation and impairment
Balance as of December 31, 2008	(23,199)	(9,819)	–	(1,085)	–	(34,103)

Depreciation charge	(20,209)	(10,067)	–	(4,418)	–	(34,694)
Disposals	4,668	7,548	–	699	–	12,915

Balance as of December 31, 2009	(38,740)	(12,338)	–	(4,804)	–	(55,882)

Depreciation charge	(32,798)	(14,954)	(1,124)	(2,425)	–	(51,301)
Impairment	(28,995)	90	–	1,774	–	(27,131)
Disposals	4,011	1,479	848	570	–	6,908

Balance as of December 31, 2010	(96,522)	(25,723)	(276)	(4,885)	–	(127,406)

Depreciation charge	(48,849)	(18,703)	(4,311)	(1,740)	–	(73,603)
Disposals	4,885	6,157	2,110	352	–	13,504
Disposals of a subsidiary	267	554	–	–	–	821
Foreign currency translation	(186)	(188)	1	(243)	–	(616)

Balance as of December 31, 2011 RUB (000)	(140,405)	(37,903)	(2,476)	(6,516)	–	(187,300)

Balance as of December 31, 2011 U.S.$ (000)	(4,645)	(1,254)	(82)	(215)	–	(6,196)

Net book value
As of December 31, 2008	63,855	19,525	–	1,224	–	84,604

As of December 31, 2009	61,727	30,548	–	19,854	9,206	121,335

As of December 31, 2010	84,019	46,136	11,794	7,251	7,813	157,013

As of December 31, 2011 RUB (000)	114,423	35,362	7,687	5,570	4,829	167,871

As of December 31, 2011 U.S.$ (000)	3,785	1,170	254	184	160	5,553

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

11.	Property and equipment (continued)

In 2011 and 2009 no significant impairment of fixed assets is recognized.

In 2010 largest amount of impairment relates to the fixed assets of Beijing LianHe Sufu Science & Technology Development Co.Ltd. (China) and Sanmere Investiment Holding Ltd. (South Africa). The impairment related to difficulties with developing electronic payment business in the Chinese and South African markets.

12.	Intangible assets

Cost:	Goodwill	Licenses	Computer Software	Customer relationships	Trade marks	Web-sites and other	Total
Balance as of December 31, 2008	1,552,254	6,558	225,826	170,310	107,104	5,437	2,067,489

Additions	–	1,692	35,146	–	–	1,678	38,516
Additions from business combinations	10,422	–	60,061	–	–	–	70,483
Disposals	–	(261)	(6,607)	–	–	(60)	(6,928)

Balance as of December 31, 2009	1,562,676	7,989	314,426	170,310	107,104	7,055	2,169,560

Additions	–	3,240	49,666	–	271	3,280	56,457
Additions from business combinations	101,477	183,345	68,795	–	1,039	–	354,656
Disposals	–	(427)	(2,677)	–	–	(35)	(3,139)
Foreign currency translation	–	–	–	–	44	7	51

Balance as of December 31, 2010	1,664,153	194,147	430,210	170,310	108,458	10,307	2,577,585

Additions	–	2,109	45,558	–	10	264	47,941
Additions from business combinations	20,480	–	110	–	–	–	20,590
Disposals of subsidiaries	(12,640)	–	–	–	–	–	(12,640)
Disposals	–	(468)	(6,629)	–	(1,170)	(67)	(8,334)
Foreign currency translation	–	(270)	246	–	2	(57)	(79)

Balance as of December 31, 2011 RUB (000)	1,671,993	195,518	469,495	170,310	107,300	10,447	2,625,063

Balance as of December 31, 2011 U.S.$ (000)	55,311	6,468	15,531	5,634	3,550	345	86,839

Accumulated Amortization:	Goodwill	Licenses	Computer Software	Customer relationships	Trade marks	Web-sites and other	Total
Balance as of December 31, 2008	(21,588)	(1,302)	(65,541)	(63,866)	(61,570)	(1,442)	(215,309)

Charge for the year	–	(2,560)	(79,501)	(42,692)	(22,771)	(1,241)	(148,765)
Disposals	–	127	208	–	–	65	400

Balance as of December 31, 2009	(21,588)	(3,735)	(144,834)	(106,558)	(84,341)	(2,618)	(363,674)

Charge for the year	–	(2,119)	(70,840)	(42,577)	(22,821)	(1,604)	(139,961)
Impairment	(2,934)	–	94	–	–	–	(2,840)
Disposals	–	75	789	114	–	–	978
Foreign currency translation	–	–	–	–	–	(118)	(118)

Balance as of December 31, 2010	(24,522)	(5,779)	(214,791)	(149,021)	(107,162)	(4,340)	(505,615)

Charge for the year	–	(2,410)	(57,070)	(21,289)	(143)	(2,071)	(82,983)
Impairment	(8,225)	–	–	–	–	–	(8,225)
Disposals	–	112	245	–	50	3	410
Foreign currency translation	–	(95)	(47)	–	1	17	(124)

Balance as of December 31, 2011 RUB (000)	(32,747)	(8,172)	(271,663)	(170,310)	(107,254)	(6,391)	(596,537)

Balance as of December 31, 2011 U.S.$ (000)	(1,084)	(270)	(8,987)	(5,634)	(3,548)	(211)	(19,734)

Net book value
As of December 31, 2008	1,530,666	5,256	160,285	106,444	45,534	3,995	1,852,180

As of December 31, 2009	1,541,088	4,254	169,592	63,752	22,763	4,437	1,805,886

As of December 31, 2010	1,639,631	188,368	215,419	21,289	1,296	5,967	2,071,970

As of December 31, 2011 RUB (000)	1,639,246	187,346	197,832	–	46	4,056	2,028,526

As of December 31, 2011 U.S.$ (000)	54,227	6,198	6,544	–	2	134	67,105

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

13.	Impairment testing of goodwill and intangible assets with indefinite useful life

The Group determined CGUs one level below the operating segments – OSMP (a major part of QD RF), QIWI Wallet and QIWI Bank (both forming major part of QW), Diomachin Group (distribution of transaction recording devices for terminals) and Freshpay (a part of QD Int, operating in India) (both are designated as held for sale in 2012, see Note 8).

The carrying amount of QIWI Bank includes intangible assets with an indefinite useful life (Bank license) recorded by the Group at the date of acquisition on September 24, 2010. Based on the analysis of QIWI Bank CGU’s carrying value, including allocated goodwill and bank license, compared to its recoverable amount, the Group did not identify impairment of intangible assets with indefinite useful life as of December 31, 2011.

The recoverable amount of these CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering an eight-year period (2012-2020) and, for Diomachin Group, covering a four-year period (2012-2014).

An eight-year period was used for projections, as the Group considers this time frame to be reasonably forecasted the growth rate in the last three years of this period is expected to exceed the terminal growth rate.

The pre-tax discount rate adjusted to risk specific applied to cash flow projections CGUs is 18.96% (2010 – 18.7%). The growth rates applied to discounted terminal value projection in beyond the forecast period (i.e. 2020) is 2% (2010: 2.8%).

The calculation of value in use for these cash generating units is most sensitive to:

•	Local electronic online payment systems market assumptions;

•	The Group’s market share;

•	Net profit margins;

•	Growth rates used to extrapolate cash flows beyond the budget period;

•	Discount rates.

The values assigned to each of these parameters reflect past experience and expected changes over the timeframe.

With regard to the assessment of value in use of cash-generating units, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

As a result of goodwill impairment test performed in 2011, an impairment charge of 8,225 related to Diomachin Group CGU was recorded.

The principal factors leading to recognition by the Group the impairment losses of other CGU’s goodwill in 2011 and 2010 years were reductions in the projected future cash flows of the recently acquired or established international businesses. Although the Group continued to project future long-term growth in cash flows, such growth was lower than that estimated at the time the businesses were acquired.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

13.	Impairment testing of goodwill and intangible assets with indefinite useful life (continued)

An analysis and movement of goodwill acquired through business combinations, by CGU, as included in the intangible assets note (Note 12), is as follows:

Cost:	OSMP	QIWI Wallet	QIWI Bank	Diomachin Group	Others	Total
As of December 31, 2008	1,449,570	81,096	–	–	–	1,530,666

Acquisitions	–	–	–	8,225	2,197	10,422

As of December 31, 2009	1,449,570	81,096	–	8,225	2,197	1,541,088

Acquisitions	–	–	100,740	–	737	101,477
Impairment	–	–	–	–	(2,934)	(2,934)

As of December 31, 2010	1,449,570	81,096	100,740	8,225	–	1,639,631

Acquisitions	–	–	–	–	20,480	20,480
Impairment	–	–	–	(8,225)	–	(8,225)
Disposal	–	–	–	–	(12,640)	(12,640)

As of December 31, 2011 RUB	1,449,570	81,096	100,740	–	7,840	1,639,246

As of December 31, 2011 U.S.$	47,953	2,683	3,333	–	258	54,227

14.	Long-term and short-term loans

As of December 31, 2011, long-term loans consisted of the following:

	Total as of December 31, 2011	Provision for impairment of loans	Net as of December 31, 2011	Net as of December 31, 2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Long-term loans
Loans to individuals	40,081	–	40,081	1,326
Loans to legal entities	176,751	(10,000)	166,751	5,516

Total long-term loans	216,832	(10,000)	206,832	6,842

Short-term loans
Loans to individuals	17,335	(573)	16,762	554
Loans to legal entities	32,970	–	32,970	1,091
Due from financial institutions	4,823	(3,448)	1,375	45
Reserves at Central Bank of the Russian Federation (CB RF)	29,441	–	29,441	975

Total short-term loans	84,569	(4,021)	80,548	2,665

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

14.	Long-term and short-term loans (continued)

As of December 31, 2010, long-term loans consisted of the following:

	Total as of December 31, 2010	Provision for impairment of loans	Net as of December 31, 2010
Long-term loans
Loans to individuals	10,289	–	10,289
Loans to legal entities	12,119	–	12,119

Total long-term loans	22,408	–	22,408

Short-term loans
Loans to individuals	33,655	(7)	33,648
Loans to legal entities	25,549	(10,000)	15,549
Due from financial institutions	5,131	(3,361)	1,770
Reserves at Central Bank of the Russian Federation (CB RF)	19,838	–	19,838

Total short-term loans	84,173	(13,368)	70,805

As of December 31, 2009, long-term loans consisted of the following:

	Total as of December 31, 2009	Provision for impairment of loans	Net as of December 31, 2009
Long-term loans
Loans to individuals	1,992	–	1,992
Loans to legal entities	2,746	–	2,746

Total long-term loans	4,738	–	4,738

Short-term loans
Loans to individuals	5,170	–	5,170
Loans to legal entities	3,880	–	3,880

Total short-term loans	9,050	–	9,050

As of December 31, 2011, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2010	Charge for the period	Write offs	Provision for impairment of loans as of December 31, 2011
Loans due from credit institutions	(3,361)	(87)	–	(3,448)
Short term loans and due from to individuals	(7)	(566)	–	(573)
Short term loans and due from legal entities	(10,000)	–	–	(10,000)

Total Bank’s short-term receivables	(13,368)	(653)	–	(14,021)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

14.	Long-term and short-term loans (continued)

As of December 31, 2010, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2009	Charge for the period	Write offs	Provision for impairment of loans as of December 31, 2010
Loans due from credit institutions	–	(3,361)	–	(3,361)
Short term loans and due from individuals	–	(7)	–	(7)
Short term loans and due from legal entities	–	(10,000)	–	(10,000)

Total Bank’s short-term receivables	–	(13,368)	–	(13,368)

As of December 31, 2009 there was no provision for impairment of loans.

As of December 31, 2011, 2010 and 2009, the Group had no overdue but not impaired loans.

The following table demonstrates due dates of the Group’s loan issued including interests accrued as of December 31, 2011, 2010 and 2009:

	On demand and < 1 month	1-6 months	6-12 months	>1 year	Without repayment date*	Total long-term and short-term loans
Loans receivable as of December 31, 2009	–	2,177	6,873	4,738	–	13,788

Loans receivable as of December 31, 2010	3,620	1,539	45,808	22,408	19,838	93,213

Loans receivable as of December 31, 2011	2,827	25,797	22,483	206,832	29,441	287,380

*	Banks are currently required to post mandatory reserves with the Central Bank of Russia (CBR) to be held in non-interest bearing accounts. Starting from April 1, 2011, such mandatory reserves established by the CBR constitute 5.5% for liabilities towards non-residents and 4.0% for liabilities towards residents. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

15.	Rent prepayment

In 2010, the Group concluded a five year agreement with a retail company for renting locations for terminals. These locations were further subleased to agents. The agreement required a 500,000 prepayment that consisted of 70,621 related to 2011 (excluding VAT receivable in the amount of 12,712 classified to VAT and other taxes receivable) and 416,666 (including VAT receivable: 63,559) related to the subsequent 4 years.

In December 2011, the Group signed an agreement to transfer rights and obligations arising from the agreement above to its associate. Under the agreement, the lease deposit paid by the Group in to retail company was assigned to the associate in exchange for the loan receivable from it. As of December 31, 2011, the Group did not hold any balances with the retail company.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

16.	Trade and other receivables

As of December 31, 2011, trade and other receivables consisted of the following:

	Total as of December 31, 2011	Provision for impairment of receivables	Net as of December 31, 2011	Net as of December 31, 2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Cash receivable from agents	1,246,409	(215,431)	1,030,978	34,105
Deposits issued to providers	1,182,533	(5,204)	1,177,329	38,947
Payment processing fees receivable from providers	291,091	(1,200)	289,891	9,590
Receivables for advertising	42,535	(13,162)	29,373	972
Advances issued to vendors	53,814	(1,896)	51,918	1,717
Rent receivables	67,569	(3,143)	64,426	2,131
Other receivables	64,523	(3,611)	60,912	2,015

Total trade and other receivables	2,948,474	(243,647)	2,704,827	89,477

As of December 31, 2010, trade and other receivables consisted of the following:

	Total as of December 31, 2010	Provision for impairment of receivables	Net as of December 31, 2010
Cash receivable from agents	956,965	(166,191)	790,774
Deposits issued to providers	618,427	(642)	617,785
Payment processing fees receivable from providers	406,109	(1,417)	404,692
Receivables for advertising	33,163	(439)	32,724
Advances issued to vendors	33,961	(2,764)	31,197
Rent receivables	14,625	–	14,625
Other receivables	60,557	(1,394)	59,163

Total trade and other receivables	2,123,807	(172,847)	1,950,960

As of December 31, 2009, trade and other receivables consisted of the following:

	Total as of December 31, 2009	Provision for impairment of receivables	Net as of December 31, 2009
Cash receivable from agents	1,273,494	(155,217)	1,118,277
Deposits issued to providers	4,839,762	(830)	4,838,932
Payment processing fees receivable from providers	556,842	(850)	555,992
Receivables for advertising	40,090	(338)	39,752
Advances issued to vendors	51,309	(1,897)	49,412
Other receivables	40,323	(3,172)	37,151

Total trade and other receivables	6,801,820	(162,304)	6,639,516

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

16.	Trade and other receivables (continued)

Trade receivables aged but not impaired as of December 31, 2011 are presented below:

		Ageing of receivables (days)
	Total	<30	30-90	90-180	180-360	>360
As of December 31, 2011
Cash receivable from agents	1,030,978	942,645	31,189	26,188	30,477	479
Payment processing fees receivable from providers	289,891	258,088	27,831	3,506	314	152
Receivables for advertising	29,373	19,075	7,197	3,070	31	–
Rent receivables	64,426	11,720	48,436	4,267	3	–

Total trade and other receivables	1,414,668	1,231,528	114,653	37,031	30,825	631

Trade receivables aged but not impaired as of December 31, 2010 are presented below:

		Ageing of receivables (days)
	Total	<30	30-90	90-180	180-360	>360
As of December 31, 2010
Cash receivable from agents	790,774	790,774	–	–	–	–
Payment processing fees receivable from providers	404,692	383,658	20,065	670	299	–
Receivables for advertising	32,724	22,296	9,050	1,285	93	–
Rent receivables	14,625	14,625	–	–	–	–

Total receivables ageing	1,242,815	1,211,353	29,115	1,955	392	–

Trade receivables aged but not impaired as of December 31, 2009 are presented below:

		Ageing of receivables (days)
	Total	<30	30-90	90-180	180-360	>360
As of December 31, 2009
Cash receivable from agents	1,118,277	1,111,646	2,140	854	145	3,492
Payment processing fees receivable from providers	555,992	498,896	54,364	378	1,231	1,123
Receivables for advertising	39,752	25,489	14,241	14	8	–

Total receivables ageing	1,714,021	1,636,031	70,745	1,246	1,384	4,615

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

16.	Trade and other receivables (continued)

For the year ended December 31, 2011, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2010	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2011
Cash receivable from agents	(158,650)	(33,721)	28,906	(163,465)
Deposits issued to providers	(642)	(4,660)	98	(5,204)
Payment processing fees receivable from providers	(1,362)	217	58	(1,087)
Receivables for advertising	(439)	(12,989)	266	(13,162)
Advances issued to vendors	(2,652)	699	57	(1,896)
Rent receivables	–	(3,143)	–	(3,143)
Other receivables	(1,224)	(139)	132	(1,231)

Total trade and other receivables	(164,969)	(53,736)	29,517	(189,188)

Discontinued operations	(7,878)	(43,037)	(3,544)	(54,459)

Trade and other receivables, including receivables from discontinued operations	(172,847)	(96,773)	25,973	(243,647)

For the year ended December 31, 2010, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2009	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2010
Cash receivable from agents	(153,474)	(20,140)	14,964	(158,650)
Deposits issued to providers	(10)	(632)	–	(642)
Payment processing fees receivable from providers	(1,242)	(120)	–	(1,362)
Receivables for advertising	(338)	(101)	–	(439)
Advances issued to vendors	(2,899)	247	–	(2,652)
Other receivables	(1,420)	(1,394)	1,590	(1,224)

Total trade and other receivables	(159,383)	(22,140)	16,554	(164,969)

Discontinued operations	(2,921)	(4,962)	5	(7,878)

Trade and other receivables, including receivables from discontinued operations	(162,304)	(27,102)	16,559	(172,847)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

16.	Trade and other receivables (continued)

For the year ended December 31, 2009, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2008	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2009
Cash receivable from agents	(116,111)	(52,242)	14,879	(153,474)
Deposits issued to providers	(10)	–	–	(10)
Payment processing fees receivable from providers	(5,669)	–	4,427	(1,242)
Receivables for advertising	(338)	–	–	(338)
Advances issued to vendors	(2,899)	–	–	(2,899)
Other receivables	(11,700)	7,080	3,200	(1,420)

Total trade and other receivables	(136,727)	(45,162)	22,506	(159,383)

Discontinued operations	(7,665)	4,744	–	(2,921)

Trade and other receivables, including receivables from discontinued operations	(144,392)	(40,418)	22,506	(162,304)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 18%-36% per annum is accrued on overdrafts granted to some agents.

17.	Cash and cash equivalents

As of December 31, 2011, 2010 and 2009, cash and cash equivalents consisted of the following:

	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	As of December 31, 2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Short-term deposits with CB RF	–	5,720,916	7,221,849	238,903
Other short-term bank deposits	503,881	625,508	755,256	24,984
RUB denominated cash with banks and on hand	1,531,975	448,563	558,759	18,484
Foreign currency denominated cash with banks and on hand	76,111	96,894	274,577	9,084

Total cash and cash equivalents	2,111,967	6,891,881	8,810,441	291,455

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

18.	Share capital, additional paid-in capital and other reserves

The charter capital of the Company consists of 15,000 ordinary shares with par value of €1, 71 each authorized, issued and outstanding as of December 31, 2011 (2010 and 2009 – 15,000). All issued shares were fully paid. In case of liquidation, the Company’s assets remaining after settlement with creditors, payment of dividends and redemption of the par value of shares is distributed among the ordinary shareholders proportionately to the number of shares owned.

The additional paid-in capital of the Company in amount of 1,876,104 arose as a result of the acquisition in 2007 of ZAO e-port, ZAO QIWI Wallet and certain other subsidiaries in exchange for newly issued shares representing 35% of the Company’s share capital following issuance. The difference between the fair value of the shares issued and their nominal value was recorded as additional paid-in capital.

The other reserves of the Group’s equity represent the financial effects from changes in equity of associate, acquisitions and disposals, as well as other operations with non-controlling interests in the subsidiaries without loss of control and effect from option agreements over non-controlling interest.

On August 22, 2012 the shareholders of the Group approved a split of the shares and the conversion the Company’s existing share capital comprising 25,650 Euro divided into 15,000 ordinary shares of the par value of 1,71 Euro per share each fully paid into a larger number by splitting each share into 3,420 shares making a total of 51,300,000 shares of par value 0,0005 Euro per share and an increase in the authorized share capital of the Company from 25,650 Euro to 76,950 Euro.

On December 11, 2012 the Company increased its share capital by a way of issuance of 700,000 ordinary shares with a par value of €0,0005 per share proportionally to all of its shareholders at nominal value, so as to increase its share capital amounts to €26.000, after issuance divided into 52,000,000 ordinary shares with a par value of €0,0005 per share. After the stock split and issuance described above, 52,000,000 shares is assumed outstanding for all periods presented.

On December 31, 2012 the Company converted its 153,900,000 authorized ordinary shares into 101,900,000 class A shares and 52,000,000 class B shares. After the conversion authorized share capital which was 76,950 Euro of the Group was divided into 101,900,000 class A shares of 0.0005 Euro and 52,000,000 class B shares of 0.0005 Euro and issued share capital which was 26,000 Euro was divided into 52,000,000 class B shares of 0.0005 Euro.

Further, on December 31, 2012 the Company increased its authorized share capital from 76,950 Euro divided into 101,900,000 class A shares of 0.0005 Euro and 52,000,000 class B shares of 0.0005 Euro to 115,425 Euro divided into 117,500,000 class A shares of 0.0005 Euro and 113,350,000 class B shares of 0.0005 Euro.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

19.	Borrowings

As of December 31, 2011, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2011	As of December 31, 2011
			RUB (000)	U.S.$ (000)
Due to non-controlling shareholders of subsidiaries (BYR 25,000,000, USD 580,421, EUR 295,980, ZAR 1,922,520 and CLP 39,263,593)	0-10%	March, 2012 – December, 2012	44,333	1,467
Alfa-Bank Ukraine (UAH 12,000,000)	35%	May, 2012	47,693	1,578
Promissory notes issued	0.01%	On demand	16,297	539
Other Borrowings (USD 353,950, ARS 82,914 and TJS 350,000)	0-30%	February, 2012 – November, 2012	13,880	459

Total short-term borrowings			122,203	4,043

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2011	As of December 31, 2011
			RUB (000)	U.S.$ (000)
Due to non-controlling shareholders of subsidiaries (USD 1,783,532, EUR 94,047 and BGN 35,900)	10-10.5%	May, 2013 – August, 2015	65,856	2,179
Other Borrowings (EUR 33,142 and USD 15,500)	10-10.5%	August, 2013 – December, 2013	1,954	64

Total long-term borrowings			67,810	2,243

Repayments of long-term and short-term borrowings beginning on January 1, 2012, including interest are as follows:

2012	128,694
2013	43,171
2014	14,668
2015	18,613

Total borrowings	205,146

Less interest	15,133

Total borrowings	190,013

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

19.	Borrowings (continued)

As of December 31, 2010, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2010
Due to non-controlling shareholders of subsidiaries and other (MDL 300,000, U.S.$ 291,732, ZAR 1,000,000 and MDL 300,000)	0-10%	January, 2011 – December, 2011	11,695
Promissory notes issued	0%	January, 2011	24,719

Total short-term borrowings			36,414

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2010
Due to non-controlling shareholders of subsidiaries (U.S.$ 580,421 and EUR 193,060)	10%	March, 2012 – December, 2012	25,342
Other Borrowings (EUR 85,750; U.S.$ 100,000)	0-10%	October, 2012 – November, 2012	5,166

Total long-term borrowings			30,508

As of December 31, 2009, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2009
Due to non-controlling shareholders of subsidiaries (U.S.$ 100,652, BYR 40,000,000, GEL 18,000 and ZAR 188,002)	0-10%	January – December, 2010	4,945
Other Borrowings (U.S.$ 475,000, RUB 6,256,626, GEL 205,359 and TJS 200,000)	0-30%	January – December, 2010	29,091

Total short-term borrowings			34,036

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2009
Due to non-controlling shareholders of subsidiaries (U.S.$ 245,532)	10%	August, 2011	5,949
Other Borrowings (U.S.$ 35,000)	0%	November, 2012	1,036

Total long-term borrowings			6,985

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

20.	Trade and other payables

As of December 31, 2011, 2010 and 2009, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	As of December 31, 2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Payables to providers	542,200	1,608,610	2,440,756	80,742
Deposits received from agents	7,115,551	6,787,335	6,605,327	218,508
Deposits received from individual customers	175,365	466,878	1,321,069	43,702
Payment processing fees payable to agents	580,036	450,272	480,687	15,901
Accrued expenses	82,623	156,537	143,610	4,751
Payables to vendors	78,632	64,269	62,210	2,058
Payables for rent	–	6,198	30,026	993
Payables to employees	1,461	35,957	6,321	209
Other advances received	3,222	1,445	3,785	125

Total trade and other payables	8,579,090	9,577,501	11,093,791	366,989

21.	Amounts due to customers and amounts due to banks

As of December 31, 2011, 2010 and 2009, amounts due to customers and amounts due to banks consisted of the following:

	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	As of December 31, 2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Due to banks	–	215,611	618,713	20,467
Due to customers: individuals	–	102,591	343,163	11,352
Due to customers: legal entities	–	921,855	430,490	14,241

Total amounts due to customers and amounts due to banks	–	1,240,057	1,392,366	46,060

Amounts due to customers and amounts due to banks do not bear interests.

22.	Revenue

Revenue for the years ended December 31 was as follows:

	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Payment processing fees	5,458,066	5,561,004	7,121,447	235,582
Revenue from advertising	201,571	278,109	262,130	8,671
Interest revenue from agent’s overdrafts	146,062	134,317	184,890	6,116
Interest revenue	–	57,488	136,607	4,519
Revenue from rent of space for terminals	–	–	268,883	8,895
Other revenue	103,806	126,717	184,140	6,092

Total revenue	5,909,505	6,157,635	8,158,097	269,875

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

23.	Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue for the years ended December 31 was as follows:

	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Transaction costs	3,549,077	3,156,378	4,446,945	147,108
Payroll and related taxes	293,012	391,584	668,948	22,129
Advertising commissions	18,920	5,301	13,631	451
Cost of rent of space for terminals	–	–	237,936	7,871
Other expenses	205,827	197,706	205,149	6,786

Total cost of revenue (exclusive of depreciation and amortization)	4,066,836	3,750,969	5,572,609	184,345

24.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Payroll and related taxes	540,472	772,314	888,666	29,398
Rent of premises and related utility expenses	85,216	103,834	156,366	5,173
Bad debt expense	45,162	35,508	54,389	1,799
Office maintenance expenses	55,988	86,121	93,352	3,088
Telecommunication and internet expenses	50,585	46,391	49,356	1,633
Travelling and representation expenses	18,642	35,991	48,816	1,615
Advertising and related expenses	128,052	205,407	147,076	4,865
Professional fees	15,047	26,879	40,875	1,352
Tax expenses	17,173	20,777	36,998	1,224
Bank services	115,443	70,854	2,610	86
Other operating expenses	7,034	14,663	25,184	834

Total selling, general and administrative expenses	1,078,814	1,418,739	1,543,688	51,067

25.	Other income

Other income for the years ended December 31 was as follows:

	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Income from penalties	4,269	11,431	2,229	74
Other	8,293	9,146	7,391	244

Total other income	12,562	20,577	9,620	318

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

26.	Other expenses

Other expenses for the years ended December 31 were as follows:

	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Discount of loans issued to related parties	–	–	30,993	1,025
Share of (profit) / loss for the period attributable to non-controlling interest and accounted for as a liability	(3,683)	17,384	16,609	549
Loss on acquisition of non-controlling interest classified as a liability	–	–	12,252	405
Other	30,669	17,069	13,328	442

Total other expenses	26,986	34,453	73,182	2,421

27.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	2009	2010	2011
Proposed, declared and approved during the year:
Final dividend for 2010: U.S.$7,913,955 or U.S.$0.15 per share; interim dividends for 2011: U.S.$6,411,623 or U.S.$0.12 per share.
(2010: final dividends for 2009: U.S.$4,200,000 or U.S.$0.08 per share; interim dividends for 2010: U.S.$8,000,000 or U.S.$0.15 per share;	324,881	373,999	416,537
2009: final dividend for 2008: U.S.$9,587,560 or U.S.$0.18 per share; interim dividend 2009: U.S.$308,388 or U.S.$0.01 per share)

Paid during the period:
Final dividend for 2010: U.S.$7,913,955 or U.S.$0.15 per share; interim dividends for 2011: U.S.$6,411,623 or U.S.$0.12 per share.
(2010: final dividends for 2009: U.S.$4,200,000 or U.S.$0.08 per share; interim dividends for 2010: U.S.$8,000,000 or U.S.$0.15 per share;	332,139	370,327	424,720
2009: final dividend for 2008: U.S.$9,587,560 or U.S.$0.18 per share; interim dividend 2009: U.S.$308,388 or U.S.$0.01 per share)

Proposed for approval (not recognized as a liability as of December 31):
Final dividends for 2011: U.S.$1,342,316 or U.S.$0.03 per share and interim dividends for 2012: 75,215 or 0.001 per share
(2010: 0; 2009: final dividends for 2009: U.S.$4,200,000 or U.S.$0.08 per share)	129,108	–	115,601

Dividends payable as of December 31	–	–	–

During the year ended December 31, 2011, Diomachin Ltd paid dividends to non-controlling shareholders in the amount of 54,682 and TOO OSMP paid dividends to non-controlling shareholders in the amount of 22,902 (dividends in amount of 16,781 were offset with loans issued by the Group to non-controlling shareholders). No dividends were payable as of December 31, 2011 to non-controlling shareholders.

During the year ended December 31, 2010, Diomachin Ltd paid dividends to non-controlling shareholders in the amount of 48,800. No dividends were payable as of December 31, 2010 to non-controlling shareholders.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

27.	Dividends paid and proposed (continued)

During the year ended December 31, 2009, there were no dividends distributed to non-controlling shareholders.

The Company is a holding company, and the majority of its consolidated earnings are derived from the earnings of its foreign subsidiaries. Earnings of its foreign subsidiaries are not easily distributable to the Company due to currency control restrictions, taxation of dividends and other restrictions.

28.	Income tax

The Company is incorporated in the Cyprus under the Cyprus Companies Law, but the business activity of the Group and its associates is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to a 10% corporate income tax applied to its worldwide income. Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad are exempt from corporate income tax in Cyprus. Capital Gains Tax is levied at a rate of 20% on net profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange). Dividend income is also income tax exempt, and under certain conditions also exempted from the special defence contribution of the Republic of Cyprus.

The Russian Federation

The Company’s subsidiaries and associates incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 20% applied to their taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

28.	Income tax (continued)

Kazakhstan and Ukraine

The Company’s subsidiaries incorporated in the Kazakhstan and Ukraine are subject to corporate income tax at the standard rate of 20% and 23% correspondingly applied to their taxable income.

Deferred income tax assets and liabilities as of December 31, 2011, 2010 and 2009, relate to the following:

	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	As of December 31, 2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Property and equipment	(2,149)	6,227	4,354	144
Intangible assets	(49,267)	(68,515)	(60,722)	(2,009)
Trade and other payables	16,264	57,994	55,346	1,831
Allowance for doubtful accounts	32,182	38,983	48,761	1,613
Trade and other receivables	8	(8,536)	(3,641)	(120)
Tax loss carry forwards	8,080	23,263	65,171	2,156
Advances received	12,790	10,047	–	–
Loans issued	–	–	6,199	205
Taxes on unremitted earnings	(12,125)	(21,626)	(14,909)	(493)

Total	5,783	37,837	100,559	3,327

Not recognized deferred tax assets	(4,163)	(13,324)	(56,524)	(1,871)

Net deferred income tax asset	1,620	24,513	44,035	1,456

including:
Deferred tax asset	54,585	108,480	98,437	3,256
Deferred tax liability	(52,965)	(83,967)	(54,402)	(1,800)

Deferred tax asset arising from tax loss carry forwards relate to loss making subsidiaries operating principally in Russia, China, South Africa, the UK and India. Term of expiration of the related tax loss carry forwards is 10 years in Russia, 8 years in India and without limits in other jurisdictions.

Of these carry forwards, deferred tax assets relating to tax loss carry forwards amounting to 56,524 were not recognized as of 2011 (2010 – 13,324; 2009 – 4,163) because the Group does not believe that the realization of related deferred tax assets is probable.

	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Deferred income tax asset/(liability), net as of January 1	(40,342)	1,620	24,513	811

Effect of acquisitions/disposals of subsidiaries	(12,012)	(43,489)	–	–
Deferred tax benefit	53,974	66,382	19,522	645

Deferred income tax asset/(liability), net as of December 31	1,620	24,513	44,035	1,456

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

28.	Income tax (continued)

For the year ended December 31, 2011, 2010 and 2009, income tax expense included:

	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Net tax benefit/(expenses) from continuing operations	(141,927)	(204,346)	(240,523)	(7,956)

including:
Current income tax expense	(185,674)	(261,110)	(270,108)	(8,935)
Deferred tax benefit	43,747	56,764	29,585	979

Net tax benefit/(expenses) from discontinued operations	3,037	(61,074)	(18,687)	(618)

including:
Current income tax expense	(7,190)	(70,692)	(8,624)	(285)
Deferred tax benefit / (expense)	10,227	9,618	(10,063)	(333)

Income tax expense for the year	(138,890)	(265,420)	(259,210)	(8,574)

Theoretical and actual income tax expense for continuing operations is reconciled as follows:

	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Profit before tax from continuing operations	580,969	821,237	826,502	27,431

Theoretical income tax expense at the Company’s tax rate of 10% (Cyprus)	(58,097)	(82,124)	(82,650)	(2,734)

Increase resulting from the tax effect of:
Non-deductible expenses and non-taxable income	(15,417)	(20,992)	(34,514)	(1,142)
Tax on dividends	3,148	(25,430)	(34,876)	(1,154)
Effect of income of subsidiaries taxed at different rates	(70,978)	(79,125)	(85,554)	(2,830)
Unrecognized tax assets	(1,725)	3,325	(824)	(27)
Other	1,142	–	(2,105)	(69)

Total income tax expense	(141,927)	(204,346)	(240,523)	(7,956)

Theoretical and actual income tax expense for discontinued operations is reconciled as follows:

	2009	2010	2011	2011
	RUB (000)	RUB (000)	RUB (000)	U.S.$ (000)
Profit before tax from discontinued operations	2,090	198,805	(137,568)	(4,551)

Theoretical income tax expense / (benefit) at the Company’s tax rate of 10% (Cyprus)	(209)	(19,880)	13,757	455

Increase resulting from the tax effect of:
Non-deductible expense and non-taxable income	(3,583)	(1)	3,551	117
Difference due to change in tax legislation	–	–	(8,698)	(288)
Tax on dividends	–	(11,602)	426	14
Effect of loss / (income) of subsidiaries taxed at different rates	6,829	(17,106)	26,258	869
Unrecognized tax assets	–	(12,485)	(53,981)	(1,785)

Total income tax expense	3,037	(61,074)	(18,687)	(618)

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

29.	Commitments, contingencies and operating risks

Operating environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in uncertainty regarding further economic growth, availability of financing and cost of capital, which could negatively affect the Group’s future financial position, results of operations and business prospects. Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

During 2011, the main subsidiary of the group, ZAO Ob’edinennaya Sistema Momentalnykh Platezhey, finished a tax inspection for the 2009 and 2010 years. Based on tax inspection act the Group accrued in the current period additional obligations in amount of 7,131 for the 2009 and 2010 periods. As of December 31, 2011 management believes that, its interpretation of the relevant legislation is appropriate and that the Group’s tax positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional taxes, fines and penalties on these consolidated financial statements, if the authorities were successful in enforcing their different interpretations, could amount up to 79,934.

The Group’s operations and financial position will continue to be affected by Russia and the CIS political developments, including the application and interpretation of existing and future legislation and tax regulations. Such possible occurrences and their effect on the Group could have a severe impact on the Group’s operations or its financial position in Russia and the CIS.

While management believes, it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

Law on electronic payments

On April 1, 2010 the new federal law “On payment agents” came into force in Russia. The new law affected the way the market of electronic payments in Russia operates. In particular, it was clarified that electronic payment processing requires no banking license, but required the agents to install transaction recording devices on their

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

29.	Commitments, contingencies and operating risks (continued)

payment terminals. This factor negatively affected some of the agents resulting in decrease payment turnovers processed by the Group in Russia through agents, currently assessed by the Group as temporary. It also resulted in a one-time increase of sales of transaction recording devices in 2010 during a transition period, which trend is not expected to be sustained in future periods. While management continues to assess the impact of the new law on its business, it believes that at December 31, 2011 it has appropriately taken into account the related uncertainties in assessing the recoverability of the Group’s assets, contingencies and other significant assumptions regarding estimates in the financial statements.

On June 27, 2011, the new federal laws FZ 161 “On national payment systems” and FZ 162 “On changes in law acts due to coming into force FZ 161” came into force in Russia. The new laws affected the way the market of electronic payment systems in Russia operates. It was decided by the management of the Group that the services of individual customer accounts that were maintained by the QIWI Wallet, would be transferred to QIWI Bank by September 30, 2012 to comply with the law.

According to Central Bank of Ukraine resolution 53 dated March 5, 2008 and Ukraine law “On payment systems” dated April 5, 2001, to process certain electronic payments OSMP Ukraine has to operate as an agent of a bank or have its own banking license in Ukraine. The new legislation negatively affected the Ukrainian operations, but on December 23, 2011 the Group acquired a company with a banking license, FC OMP, and relevant payment turnovers are planned to be streamed through the new subsidiary.

Government regulation of the electronic payment systems

In some jurisdictions where the Group operates, there is currently little to almost no legislation on e-payments, and no assurance can be made that if such legislation is adopted it will be beneficial to the Group’s business. In addition, there is a lot of uncertainty regarding future legislation on taxation of e-payments, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose the Group to increased costs, liability and reputational damage that could have a material adverse effect on the Group’s business, financial condition and results of operations.

Anti-Trust Investigation in Kazakhstan

In March 2012, our subsidiary in Kazakhstan became subject to the anti-trust investigation conducted by the Competition Protection Agency of the Republic of Kazakhstan, or the Agency, concerning alleged abuse of its dominant electronic payment market position in this country. The maximum liability to which we can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. No fine has been levied as a result of the investigation, but the Agency has issued an order to rectify violations of the anti-trust legislation. The Group has complied with the orders and has taken actions to remedy applicable failures. The Group expects similar investigations by the Agency in future to recur, but cannot reliably estimate at this time the amounts of claims that can be brought against the Group in future in connection with them.

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

29.	Commitments, contingencies and operating risks (continued)

Legal proceedings

The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all business matters will not have a material impact on the Group’s financial position or operating results.

Operating lease commitments:

The Group has commercial lease agreements of office buildings and terminal places. The leases have an average life of between one (for terminal places) and ten (for office buildings) years. Total lease expense for the year ended December 31, 2011 is for rent of office places 117,515 (2010 – 90,736; 2009 – 82,172) and for terminal places rent 237,936 (2010 – 0; 2009 – 0).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of December 31, 2011 are as follows:

Within one year	95,036
After one year but not more than five years	284,113
More than five years	244,327

Pledge of assets

As of December 31, 2011 the Group pledged promissory notes issued by OJSC MTS Bank with the carrying amount of 400,697 (2010 – 474,017; 2009 – nil) as a collateral for providers that were classified as debt instruments.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

30.	Balances and transactions with related parties

The following table sets forth the total amount of transactions entered into with related parties for the relevant financial year:

Category of related party	Amounts owed by related parties	Cash held with related parties	Amounts owed to related parties	Cash due to related party customers
As of December 31, 2011

Associates	286,312	–	(901)	(258)
Key management personnel of the entity or its parent	20,010	–	(37,678)	(164,694)
Other related parties	167,386	–	(228,012)	–

As of December 31, 2010

Entities with joint control or significant influence over the entity	–	–	–	400,120
Associates	8,696	–	–	–
Key management personnel of the entity or its parent	–	–	(32,964)	(5,222)
Other related parties	35,463	96,505	(74,218)	(1,823)

As of December 31, 2009

Key management personnel of the entity or its parent	–	–	(7,611)	–
Other related parties	12,649	1,495,978	(36,608)	–

Category of related party	Sales to related parties	Transaction costs to related parties	Operating income and expenses	Interest paid / received	Dividends paid
The year ended December 31, 2011

Entities with joint control or significant influence over the entity	–	–	–	–	(416,537)
Associates	154,486	–	(27,434)	794	–
Key management personnel of the entity or its parent	–	–	(130,963)	–	–
Other related parties	70,696	(193,630)	(4,446)	(1,855)	(77,584)

The year ended December 31, 2010

Entities with joint control or significant influence over the entity	–	–	–	–	(373,999)
Associates	2,475	–	2,029	13	–
Key management personnel of the entity or its parent	–	–	(120,628)	–	–
Other related parties	127,266	(194,745)	(75,238)	(1,032)	(48,800)

The year ended December 31, 2009

Entities with joint control or significant influence over the entity	–	–	–	–	(324,882)
Key management personnel of the entity or its parent	–	–	(77,280)	–	–
Other related parties	68,805	(4,273)	(109,342)	(455)	–

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

30.	Balances and transactions with related parties (continued)

After the acquisition on September 24, 2010, ZAO “QIWI Bank”, a company previously owned by the Company’s shareholders, became a subsidiary of ZAO “Ob’edinennya Sistema Momentalnykh Platezhey”. The table above includes the results of transactions with ZAO “QIWI Bank” for the period prior to acquisition. Before October 1, 2010, ZAO “QIWI Bank” was the entity controlled by the shareholders of the Group. Revenues from ZAO “QIWI Bank” for the periods when it was not a subsidiary are represented by a fee for processing payments made by the bank’s customers via Visa Virtual electronic cards, and are classified as payment processing fee revenue. The related processing fees and terms were similar to market. The Group also incurred a commission expense to the bank for maintaining its bank account. The terms of this commission were on terms agreed between the parties.

As of December 31, 2010 the Group had cash due to related party customers primarily with entity with significant influence over the entity. The terms of this arrangement were similar to market.

Other related parties include a company owned by the same shareholders as the Group, which acts as an agent collecting payments through electronic payment terminals from consumers. The expense paid to it by the Group represents agents’ transaction processing costs and is classified into cost of revenues. The terms of this transaction processing arrangement were similar to market.

One of the associates acts as an agent in the project of renting space for terminals (Note 15). The total amount due from a related party of 206,909 consists of a current receivable of 48,132 and a loan of 158,777 made by the Group. This represents the amount due for assignment of lease deposit paid by the Group to the lessor. The loan bears 8% per annum, and its carrying amount was adjusted to reflect a market interest rate of 14%.

Other related parties include a group of companies controlled by one of the Group’s shareholders that act as merchants. Income accrued by the Group from these related parties for the year ended December 30, 2011 in the amount of 68,059 (2010 – 28,184; 2009 – 5,771) represents payment processing fees. Expenses incurred from these entities by the Group for the year ended December 30, 2011 in the amount 164 (2010 - 702; 2009 - nil) represents transaction costs. The terms of this commission arrangement were similar to market rates available to other unrelated merchants.

In connection with changes to the Group’s management structure and limiting the definition of key management personnel to include only executive officers and directors, we have revised the amounts of disclosed compensation to key management for all periods presented.

Amounts owed to the Group by key management personnel include loans issued to key management and bear interest of 7 to 14% per annum.

The above stated balances and transactions have been entered into on terms as described above or as between the parties, are not secured, nor bear interest except that disclosed above and in Note 19. None of these balances has been impaired.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

31.	Risk management

The main risks that could adversely affect the Group’s financial assets, liabilities or future cash flows are interest rate risk, foreign exchange risk, liquidity and capital management’s risks and credit risk. Management reviews and agrees policies for managing each of the risks which are summarized below.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. The Group’s income and operating cash flows are substantially independent of changes in market interest rates, because it has no significant interest-bearing assets or liabilities except for borrowings with a fixed interest rate (Note 19). The Group used fixed rate instruments in 2011, 2010 and 2009.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group’s statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

As of December 31, 2011, 2010 and 2009, the Group’s net assets in foreign currencies were not significant. Taking into account the structure of its net assets and the exchange rates fluctuations in 2011, 2010 and 2009, the Group evaluated foreign exchange risk as not significant.

Liquidity risk and capital management

The Group uses cash from shareholders’ contributions, has sufficient cash and does not have any significant outstanding debt other than interbank debt with short maturities (classified as due from banks). Deposits received from agents are also due on demand, but are usually offset against future payments processed through agents. The Group expects that agent’s deposits will continue to be offset against future payments and not be called by the agents. Amounts due to customers and amounts due to banks and trade and other payables are due on demand.

According to CB RF requirements, a bank’s capital calculated based on Russian accounting standards should be not less than 10% of its risk-adjusted assets. As of December 31, 2011, ZAO “QIWI Bank’s” capital comprised 46.4% (2010 – 40.58%; 2009 – n/a) thereby exceeding the required level. ZAO “QIWI Bank” monitors the fulfillment of requirements on a daily basis and sends the report to CB RF on a monthly basis. During the year 2010 and 2011 ZAO “QIWI Bank” met the capital adequacy requirements (CB RF).

As of December 31, 2011, the risk-adjusted capital adequacy coefficient calculated in accordance with Basel Accord agreement consisted of 114% (2010 – 140.4%; 2009 – n/a) that exceeded minimal level (8%, 2010 – 8%; 2009 – n/a).

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. Capital includes share capital, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares. Currently, the Group requires capital to finance its growth, but it generates

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

31.	Risk management (continued)

sufficient cash from its operations to do so. The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

		Due:
	Total	On demand	Within a year	More than a year
Long-term and short-term borrowings	190,013	–	122,203	67,810
Trade and other payables	11,093,791	11,093,791	–	–
Amounts due to customers and amounts due to banks	1,392,366	1,392,366	–	–

Total as of December 31, 2011	12,676,170	12,486,157	122,203	67,810

		Due:
	Total	On demand	Within a year	More than a year
Long-term and short-term borrowings	66,922	–	36,414	30,508
Trade and other payables	9,577,501	9,577,501	–	–
Amounts due to customers and amounts due to banks	1,240,057	1,240,057	–	–

Total as of December 31, 2010	10,884,480	10,817,558	36,414	30,508

		Due:
	Total	On demand	Within a year	More than a year
Long-term and short-term borrowings	41,021	–	34,036	6,985
Trade and other payables	8,579,090	8,579,090	–	–

Total as of December 31, 2009	8,620,111	8,579,090	34,036	6,985

Credit risk

Financial assets, which potentially subject the Group and its subsidiaries and associates to credit risk, consist principally of trade receivables, loans issued, cash, short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history – large providers, agents with sufficient and appropriate credit history. The Group usually does not require collateral to extend credit to its customers.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables (Note 16). The table below demonstrates the largest counterparties’ balances and revenues, as a percentage of respective totals:

	Trade and other receivables			Revenue
	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	2009	2010	2011
Concentration of credit risks by main counterparties, % from total amount
Top 5	74%	33%	41%	60%	58%	45%
Others	26%	67%	59%	40%	42%	55%

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

31.	Risk management (continued)

Collection of receivables could be influenced by economic factors; management believes that there is no significant risk of loss to the Group beyond the allowance already recorded.

32.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of December 31, 2011, 2010 and 2009, is presented by type of the financial instrument in the table below:

		As of December 31, 2009		As of December 31, 2010		As of December 31, 2011
		Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	LAR	2,111,967	2,111,967	6,891,881	6,891,881	8,810,441	8,810,441
Trade and other receivables	LAR	6,639,516	6,639,516	1,950,960	1,950,960	2,704,827	2,704,827
Debt instruments	HTM	–	–	1,478,303	1,477,315	934,031	933,518
Call options over shares of subsidiaries and associates	FVTPL	–	–	8,601	8,601	8,601	8,601
Short-term loans	LAR	9,050	9,050	70,805	70,805	80,548	80,548
Long-term loans	LAR	4,738	4,738	22,408	22,408	206,832	206,832

Total financial assets		8,765,271	8,765,271	10,422,958	10,421,970	12,745,280	12,744,767

Financial liabilities
Long-term borrowings	FLAC	6,985	6,985	30,508	30,508	67,810	67,810
Short-term borrowings	FLAC	34,036	34,036	36,414	36,414	122,203	122,203
Trade and other payables	FLAC	8,579,090	8,579,090	9,577,501	9,577,501	11,093,791	11,093,791
Due to banks	FLAC	–	–	215,611	215,611	618,713	618,713
Bank’s customer’s accounts	FLAC	–	–	1,024,446	1,024,446	773,653	773,653
Non-controlling interest	FLAC	639	639	25,179	25,179	12,508	12,508
Put option over shares of non-controlling interest	FVTPL	–	–	8,273	8,273	8,273	8,273

Total financial liabilities		8,620,750	8,620,750	10,917,932	10,917,932	12,696,951	12,696,951

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

32.	Financial instruments (continued)

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	AFS – available-for-sale financial assets

•	FLAC – financial liabilities at amortized cost;

•	HTM – held-to-maturity financial assets

•	FVTPL – assets accounted at fair value through profit or loss

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate fair values:

•

Cash and cash equivalents, short-term investments and accounts receivable and payable, other current assets and liabilities approximate their carrying amount largely due to short-term maturities of these instruments;

•	Non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Long-term fixed-rate assets are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer. Based on this evaluation, impairment is taken into account for the expected losses of these receivables. As of December 31, 2011 the carrying amounts of such receivables, net of allowances, are not materially different from their calculated fair values.

The carrying value of HTM securities is 934,031 (2010 – 1,478,303; 2009 – 0) while their fair value as of December 31, 2011 (net of interest accrued) consisted of 933,518 (2010 – 1,477,315; 2009 – 0). The Group concluded that no impairment needed to be recorded at December 31, 2011 and 2010 because the difference between the amortized cost and the current fair value is immaterial (see also Note 29). Long term investments HTM include debt securities carried at amortized cost.

The Group only used fair value to account for its call and put options over unquoted shares of its insignificant subsidiaries and associates (see above). The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2:	Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

Level 3:	Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

32.	Financial instruments (continued)

The Group used Black-Scholes-Merton option pricing models to determine the values of the put and call options, which included certain unobservable market inputs, primarily unquoted share price. For that reason, these instruments are considered Level 3. No changes to the reasonably possible alternative share prices used in the option-pricing valuation models would change the related fair values significantly. “Change in fair value of derivative financial assets” reflects the effect of changes in the fair values of the related financial instruments on the Group’s consolidated statement of comprehensive income. No gains or losses were recognized in “Other comprehensive income.” A reconciliation of the beginning and closing balances of Level 3 financial instruments including movements is summarized below:

	Call options over shares of subsidiaries and associates	Put option over shares of a non-controlling interest
Balance as of December 31, 2009	–	–
Re-measurement (recorded through profit and loss)	8,601	–
Acquisition of an option for no consideration (recorded through equity)	–	(8,273)
Balance as of December 31, 2010	8,601	(8,273)
Acquisition of an option for no consideration (recorded through equity)	–	–
Balance as of December 31, 2011	8,601	(8,273)

33.	Key management personnel compensation

Key management personnel consisted of the president, chief executive officers and chief financial officers of the Group and its major operating subsidiaries at December 31, 2011, 2010 and 2009. For the year ended December 31, 2011, compensation to key management personnel amounted to 130,963 (2010 – 120,628; 2009 – 77,280) and represents short-term benefits. Remuneration to the directors of the Company is 102,112 EUR (equivalent to 4,175) for the year ended December 31, 2011; 103,402 EUR (equivalent to 4,171) for the year ended December 31, 2010 and 40,387 EUR (equivalent to 1,782) for the year ended December 31, 2009 included into amounts.

34.	Events after the reporting date

Changes in Russian legislation

New Federal Law No 379-FZ “On changes to certain legislation acts on insurance contributions to the pension fund of Russian Federation” dated December 3, 2011, decreased the social tax rate from 34% to 30% starting January 1, 2012 and introduced an additional 10% insurance contribution into the pension fund of the Russian Federation for compensation paid to employees and consultants who earn more than a fixed annual maximum of RUB 512,000 in 2012. The Group expects to incur an increase in its personnel costs as a result of this change.

Tax claim to an associate

On July 30, 2012 the Russian tax authorities brought a claim for the amount of 58,780 against our associate, of which our share is 37.5%. Our associate is disputing the claim and at this time does not believe the unfavorable outcome of the claim is probable.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

34.	Events after the reporting date (continued)

Disposal of subsidiaries and associates

By October 31, 2012, the Group had completed the disposal of substantially all of its non-core subsidiaries and associates as part of its disposal plan disclosed in Note 8. The possible loss effect on the Group’s results of operations from this disposal is an impairment and remeasurement to fair value loss of 194,219 million recorded upon classification as discontinued operation, excluding losses incurred by discontinued operations subsequent to December 31, 2011.

In September 2012 the Group sold subsidiaries with a total carrying amount of negative net assets of 398,207 to entities affiliated with a shareholder and a member of the board of directors of the Group for 1,459, and assigned 327,161 of loans receivable, less 52,551 impairment, from these disposed subsidiaries to these entities. A receivable for the assignment of loan agreements from these subsidiaries and associates of 61,391 was fully collected in December 2012.

The Group also sold subsidiaries with a total carrying amount of negative net assets of 24,825 to a member of the board of directors of the Group for 16.

Overdraft Facility Agreements

On September 6, 2012 ZAO Ob’edinennya Sistema Momentalnykh Platezhey entered into two short-term overdraft facility agreements for overdrafts of up to 400,000 and 500,000 with a commitment fee payable on the total amount of facility of 0.65% per annum, and interest payable on amounts drawn and outstanding at 10.3% and 10.2%, respectively. The 400,000 credit facility is available for 335 days and is to be settled within 365 days. The 500,000 credit facility was available until January 5, 2013 and it was settled on January 17, 2013. Interest can be increased by 1% if a monthly turnover of overdraft does not exceed average outstanding loan increased by 800,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank. The 500,000 facility also provided for a limitation on payment of dividends by ZAO Ob’edinennaya Sistema Momentalnykh Platezhey. The overdraft facilities are guaranteed by the CEO of the Group.

Stock option plan

In October 2012 the board of directors and shareholders approved an Employee Stock Ownership Plan (“ESOP”) for management of the Group, under which up to 2,565,000 of class B shares of the Company or 5% of the Group’s entire issued and outstanding share capital at the time of the Plan’s adoption can be granted to management during the ten years of the plan term. Vesting is individually agreed for each grant. The contractual term of the options granted is 10 years from the date of grant. The board of directors shall determine the exercise price applicable to the options granted under the ESOP. Following the potential initial public offering (IPO), the exercise price shall not be less than the average closing price of the shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the grant date. The exercise price of the options granted prior to the IPO shall equal U.S.$13.6452 per share. The options can be exercised on a gross or net share basis. Upon exercise, the shares cannot be sold or otherwise transferred until after the Group achieved a net income target per the Group’s management accounts (prepared on a basis consistent with the basis of preparation of segment data) of U.S.$170 million for the most recent fiscal year. The transfer restriction will cease to apply in the event the option holder’s employment or service with the Company or its subsidiaries is terminated.

QIWI plc

Notes to consolidated financial statements (continued)

for the year ended December 31, 2011

(in thousands of Rubles, except per share data)

34.	Events after the reporting date (continued)

On December 21, 2012 the Group granted the options over 2,216,778 shares of the Company to its employees and management, which are expected to vest as follows:

Immediately	347,232
January 1, 2014	776,547
January 1, 2015	720,117
January 1, 2016	372,882

The exercise price of the options is U.S.$ 13.6452 per share. Of the shares expected to vest on January 1, 2014, 347,232 will vest upon an initial public offering of the Group. The Group is currently determining the effect of options on the financial statements.

Change in the Company’s name

On December 31, 2012, our shareholders resolved by a special resolution to convert the Company into a public limited company and to change the name of the Company from QIWI Limited to QIWI plc.

Agreement with Visa and rebranding of QIWI Wallet

On November 19, 2012 the Group entered into an agreement with Visa, Inc. pursuant to which the Group’s Qiwi Wallet business was rebranded as Visa Qiwi Wallet.

QIWI plc

Unaudited interim condensed consolidated

financial statements

June 30, 2012

QIWI plc

Interim condensed consolidated statement of financial position

June 30, 2012

(in thousands of Rubles, except per share data)

	Notes	As of December 31, 2011 (audited)	As of June 30, 2012 (unaudited)	As of June 30, 2012 (unaudited)
		RUB(000)	RUB(000)	U.S.$(000) Note 2.c
Assets
Non-current assets
Property and equipment		167,871	128,563	4,253
Goodwill and other intangible assets		2,028,526	1,968,999	65,136
Long-term debt instruments	21	630,327	–	–
Long-term loans	7	206,832	242,530	8,023
Investments in associates	4	34,656	96,433	3,190
Derivative financial assets	21	8,601	–	–
Deferred tax assets		98,437	107,159	3,545
Other non-current assets		18,305	17,380	575

Total non-current assets		3,193,555	2,561,064	84,722

Current assets
Inventories		53,243	15,608	516
Trade and other receivables	8	2,704,827	1,954,273	64,649
Short-term loans	7	80,548	207,780	6,873
Short-term debt instruments	21	303,704	1,775,845	58,746
Prepaid income tax		81,226	21,332	706
VAT and other taxes receivable		62,133	44,519	1,473
Cash and cash equivalents	9	8,810,441	3,728,022	123,325
Other current assets		15,945	16,768	555

Total current assets		12,112,067	7,764,147	256,843

Assets of disposal group classified as held for sale	5	–	225,548	7,460

Total assets		15,305,622	10,550,759	349,025

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		890	890	29
Additional paid-in capital		1,876,104	1,876,104	62,063
Other reserve		32,811	35,406	1,171
Accumulated profit		526,079	525,436	17,382
Translation reserve		6,015	6,484	215

Total equity attributable to equity holders of the parent		2,441,899	2,444,320	80,860

Non-controlling interest		(87,020)	(155,335)	(5,139)

Total equity		2,354,879	2,288,985	75,721

Non-current liabilities
Long-term borrowings	10	67,810	38,320	1,268
Long-term deferred revenue		30,385	26,195	867
Deferred tax liabilities		54,402	53,979	1,786
Other non-current liabilities		20,781	158	4

Total non-current liabilities		173,378	118,652	3,925

Current liabilities
Short-term borrowings	10	122,203	11,168	369
Trade and other payables	11	11,093,791	6,963,798	230,367
Amounts due to customers and amounts due to banks	12	1,392,366	639,381	21,151
Income tax payable		21,784	17,856	591
VAT and other taxes payable		133,160	157,472	5,209
Deferred revenue		9,097	10,504	347
Other current liabilities		4,964	2,396	80

Total current liabilities		12,777,365	7,802,575	258,114

Liabilities directly associated with the assets of a disposal group classified as held for sale	5	–	340,547	11,265

Total equity and liabilities		15,305,622	10,550,759	349,025

QIWI plc

Interim condensed consolidated statement of comprehensive income

June 30, 2012

(in thousands of Rubles, except per share data)

		Six months ended (unaudited)
	Notes	June 30, 2011	June 30, 2012	June 30, 2012
		RUB (000)	RUB (000)	U.S.$(000) Note 2.c
Continuing operations
Revenue	13	3,455,100	4,026,575	133,202
Operating costs and expenses: Cost of revenue (exclusive of depreciation and amortization)	14	2,251,981	2,573,753	85,141
Selling, general and administrative expenses	15	713,136	766,343	25,352
Depreciation and amortization		74,878	73,272	2,424

Profit from operations		415,105	613,207	20,285

Gain from disposal of subsidiaries		4,803	–	–
Other income		8,343	3,564	118
Other expenses	16	(19,183)	(27,288)	(903)
Change in fair value of derivative financial assets	21	–	(328)	(11)
Foreign exchange (loss) gain, net		(14,990)	6,580	218
Share of loss of an associates	4	(6,159)	(7,496)	(248)
Interest income		1,580	13,089	433
Interest expense		(1,057)	(2,062)	(68)

Profit before tax from continuing operations		388,442	599,266	19,824
Income tax expense	18	(92,453)	(171,618)	(5,677)

Net profit from continuing operations		295,989	427,648	14,147

Discontinued operations
Loss from discontinued operations	5	(48,594)	(285,883)	(9,457)

Net profit		247,395	141,765	4,690

Attributable to:
Equity holders of the parent		267,697	216,072	7,148
Non-controlling interests		(20,302)	(74,307)	(2,458)
Other comprehensive income
Exchange differences on translation of foreign operations		1,164	312	10

Total comprehensive income, net of tax		248,559	142,077	4,700

attributable to:
Equity holders of the parent		267,090	216,541	7,163
Non-controlling interests		(18,531)	(74,464)	(2,463)
Earnings per share (RUB):
Basic, profit attributable to ordinary equity holders of the parent		5.15	4.16	0.14
Basic, profit from continuing operations attributable to ordinary equity holders of the parent		5.75	8.47	0.28
Diluted, profit attributable to ordinary equity holders of the parent		5.15	4.16	0.14
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent		5.75	8.47	0.28

QIWI plc

Interim condensed consolidated cash flow statement

June 30, 2012

(in thousands of Rubles, except per share data)

		Six months ended
	Notes	June 30, 2011 (unaudited)	June 30, 2012 (unaudited)	June 30, 2012 (unaudited)
		RUB(000)	RUB(000)	U.S.$(000) Note 2.c
Cash flows from operating activities
Profit before tax from continuing operations		388,442	599,266	19,824
Profit/(loss) before tax from discontinued operations	5	(44,951)	(279,429)	(9,244)
Profit before income tax		343,491	319,837	10,580

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization		80,128	81,310	2,690
Impairment of intangible assets	15	7,961	–	–
Loss recognized on the remeasurement to fair value	5	–	167,333	5,535
Loss on disposal of property, plant and equipment		5,135	290	10
Foreign exchange loss/(gain), net		14,691	5,627	186
Interest expense/(income), net		(57,280)	(84,108)	(2,782)
Bad debt expense		7,832	58,563	1,937
Gain from disposal of subsidiaries		(7,697)	–	–
Share of loss of associates		9,267	15,880	525
Share of profit for the period attributable to non-controlling interest and accounted for as a liability		12,664	23,780	787
Other		(2,850)	(152)	(5)

Operating profit before changes in working capital		413,342	588,360	19,463

(Increase)/decrease in trade and other receivables		(356,416)	461,786	15,276
(Increase)/decrease in other current assets		(3,455)	(1,914)	(63)
(Increase)/decrease in inventories		(19,915)	2,168	72
(Increase)/decrease in amounts due to customers and amounts due to banks		(381,204)	(752,985)	(24,909)
Increase/(decrease) in accounts payable and accruals		(4,213,314)	3,983,728	(131,784)
Loans issued from banking operations		(35,817)	(181,567)	(6,007)

Cash generated from operations		(4,596,779)	(3,867,880)	(127,952)

Interest received		70,147	61,397	2,031
Interest paid		(2,284)	(3,993)	(132)
Income tax paid		(77,973)	(121,801)	(4,029)

Net cash flow from operating activities		(4,606,889)	(3,932,277)	(130,082)

Cash flows from investing activities
Purchase of property and equipment		(45,685)	(23,853)	(789)
Proceeds from sale of property and equipment		3,517	1,803	60
Purchase of intangible assets		(39,131)	(8,645)	(286)
Loans issued		(13,753)	(2,240)	(74)
Repayment of loans issued		532	8,913	295
Purchase of debt instruments		–	(1,109,413)	(36,700)
Proceeds from settlement of debt instruments		500,000	289,498	9,577
Contribution to investments to associates		–	(2,116)	(70)
Acquisitions of shares in subsidiaries, net of cash acquired		(15,959)	–	–
Net cash inflow on disposal of subsidiaries		(120)	(12,939)	(429)

Net cash flow from investing activities		389,401	(858,992)	(28,416)

Cash flows from financing activities
Proceeds from borrowings		26,864	9,019	298
Proceeds from promissory notes issued		–	–	–
Repayment of promissory notes issued		(4,993)	(16,297)	(539)
Repayment of borrowings		(13,192)	(1,686)	(56)
Proceeds from (repayment of) overdraft facilities, net		80,895	(46,540)	(1,539)
Contributions to subsidiaries from non-controlling shareholders		–	9,654	319
Dividends paid to owners of the Group	17.1	(93,150)	(216,715)	(7,169)
Dividends paid to non-controlling shareholders	17.2	(33,920)	(907)	(30)

Net cash flow used in financing activities		(37,496)	(263,472)	(8,716)

Effect of exchange rate changes on cash and cash equivalents		1,946	7,164	252

Net increase / (decrease) in cash and cash equivalents		(4,253,038)	(5,047,127)	(166,962)
Cash and cash equivalents at the beginning	9	6,891,881	8,810,441	291,455

Cash and cash equivalents at the end	9	2,638,843	3,763,314	124,493

QIWI plc

Interim condensed consolidated statement of changes in equity

June 30, 2012

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent							Non- controlling interests	Total equity
		Share capital		Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2011 (audited)		15,000	890	1,876,104	32,811	526,079	6,015	2,441,899	(87,020)	2,354,879

Profit (loss) for the period		–	–	–	–	216,072	–	216,072	(74,307)	141,765
Foreign currency translation		–	–	–	–	–	469	469	(157)	312

Total comprehensive income		–	–	–	–	216,072	469	216,541	(74,464)	142,077

Other changes in equity		–	–	–	2,595	–	–	2,595	7,059	9,654
Dividends (4.17 per share)	17.1	–	–	–	–	(216,715)	–	(216,715)	–	(216,715)
Dividends to non-controlling interest	17.2	–	–	–	–	–	–	–	(910)	(910)

Balance as of June 30, 2012 RUB (unaudited)		15,000	890	1,876,104	35,406	525,436	6,484	2,444,320	(155,335)	2,288,985

Balance as of June 30, 2012 U.S.$ (unaudited)	2.c	15,000	29	62,063	1,171	17,382	215	80,860	(5,139)	75,721

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity (continued)

June 30, 2012

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent							Non- controlling interests	Total equity
		Share capital		Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2010 (audited)		15,000	890	1,876,104	5,909	422,623	1,557	2,307,083	41,250	2,348,333

Profit (loss) for the period		–	–	–	–	267,697	–	267,697	(20,302)	247,395
Foreign currency translation		–	–	–	–	–	(607)	(607)	1,771	1,164

Total comprehensive income		–	–	–	–	267,697	(607)	267,090	(18,531)	248,559

Share in changes in equity of associates	4	–	–	–	22,422	–	–	22,422	–	22,422
Other changes in equity		–	–	–	–	–	–	–	1,303	1,303
Dividends (1.80 per share)	17.1	–	–	–	–	(93,484)	–	(93,484)	–	(93,484)
Dividends to non-controlling interest	17.2	–	–	–	–	–	–	–	(47,918)	(47,918)

Balance as of June 30, 2011 (unaudited)		15,000	890	1,876,104	28,331	596,836	950	2,503,111	(23,896)	2,479,215

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements

June 30, 2012

(in thousands of Rubles, except per share data)

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc, formerly QIWI Limited prior to December 31, 2012 when the company’s name was changed, (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the six months ended June 30, 2012 were issued on January 24, 2013.

The Company QIWI plc was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is 12-14 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, office 203 P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited.

The Group operates electronic online payment systems in Russia, Kazakhstan, Moldova, Belarus, Romania, United States of America (USA), United Arabic Emirates (UAE) and other countries, sells electronic payment terminals and maintains banking activity supporting processing of payments.

None of the direct or indirect shareholders has control over the Company. Therefore there is no ultimate parent for the Group.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2.	Principles underlying preparation of interim condensed consolidated financial statements

a) Basis of preparation and accounting policies

The interim condensed consolidated financial statements for the six months ended June 30, 2012 have been prepared in accordance with IAS 34.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2011.

The consolidated financial statements are prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest thousand (RUB (000)) except when otherwise indicated.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of interim condensed consolidated financial statements (continued)

b) Addition of new and amended IFRS and IFRIC

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2011, except for the adoption of the following new and amended IFRS and IFRIC interpretations as of June 30, 2012, none of which had a material impact on the Group’s financial position or results of operations:

Standard	Content of change	Effect
IFRS 1 (Amended) First-time Adoption of International Financial Reporting Standards	The clarification of severe hyperinflation and removal of fixed dates for first-time adopters.	The changes did not have any effect on the Company’s financial position or financial results.

IFRS 7 (Amended) Financial Instruments: Disclosures	Enhanced derecognition and disclosure requirements for financial assets.	The changes did not lead to any additional disclosures for the Company.

IAS 12 (Amended) Income taxes	Deferred tax: the clarification of recovery of underlying assets (investments, fixed assets, intangible assets)	The changes did not have any significant effect on the Company’s financial position or financial results.

c) Convenience Translation

Translations of amounts from RUB into USD for the convenience of the reader (presented as supplementary information) have been made at the exchange rate of RUB 30.2292 to U.S.$1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of January 24, 2013. No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

d) Seasonality of operations

QIWI Distribution segment, which accounted for 64% (6 months 2011 – 80%) of total revenues in the first six months of 2012, has experienced in the past, and is expected to continue to experience, seasonal fluctuations in our revenue as a result of consumer spending patterns. Historically revenues have been strongest in our third and fourth quarters, and weakest in our first quarter. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events.

The quarterly results of our QIWI Distribution segment may vary and be unrepresentative of the results for the entire year. Because of the significant growth in QIWI Wallet, we are unable to determine yet whether it exhibits any seasonality.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

2.	Principles underlying preparation of interim condensed consolidated financial statements (continued)

e) Revision of the financial statements as a result of update for subsequent events

The Group has updated the subsequent events through the date of issuance of these financial statements. Two adjusting events took place after the reporting date but before the date of issuance of these financial statements:

(1)	In December 2012, the Group collected 61,391 of receivables for the assignment of loans receivable from discontinued operations, which it previously considered non-recoverable. This post-balance sheet event affected the estimated recoverable amount of certain assets held for sale and, consequently, the amount of the impairment loss recorded at June 30, 2012.

(2)	In January 2013, one of the Group’s former associates notified the Group about its inability to settle a current payable to the Group due to deterioration of its financial condition, which resulted in the impairment of a 26,254 receivable by the Group at June 30, 2012, when Group took a decision to discontinue this associate as well as financial support of it.

Based on the above, the Group revised its June 30, 2012 financial statements previously issued on October 30, 2012 to reflect these adjusting post-balance sheet events. As a result, the amount of impairment of long-lived assets classified as held-for-sale was reduced by 10,342, the impairment of intercompany loans receivable from discontinued operations was reduced by 42,798 and an impairment loss of 26,254 was recorded for receivables, all in connection with discontinued operations.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

3.	Consolidated subsidiaries

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main Activity	As of December 31, 2011	As of June 30, 2012
ZAO Ob’edinennya Sistema Momentalnykh Platezhey (Russia)	Operation of electronic payment terminals	100%	100%
ZAO QIWI Bank (Russia)	Maintenance of electronic payment systems	100%	100%
ZAO OSMP (Russia)	Holding IT licenses of the Group	100%	100%
OOO QIWI Wallet (Russia)	Operation of on-line payments	100%	100%
OOO Management Company QIWI (Russia)	Operation of electronic payment terminals	100%	100%
Master Loto Ltd (Cyprus)	Sales of lotteries through electronic payment terminals	85%	85%
OOO Loto Integrator (Russia)	Sales of lotteries through electronic payment terminals	85%	85%
OOO Loto Master (Russia)	Sales of lotteries through electronic payment terminals	85%	85%
Diomachin Ltd (Cyprus)[1]	Production and sales of transaction recording devices for terminals	51%	51%
OOO Pay Kiosk (Russia)[1]	Production and sales of transaction recording devices for terminals	51%	51%
OOO Izobilie (Russia)	Operation of electronic payment terminals	51%	51%
TOO OSMP (Kazakhstan)	Operation of electronic payment terminals	100%	100%
Instant Payments LP (Kazakhstan)	Operation of electronic payment terminals	60%	–
Neven Trading Ltd (Cyprus)[2]	Operation of electronic payment terminals	51%	51%
Seleano Ltd (Cyprus)[2]	Operation of electronic payment terminals	51%	51%
TOB OSMP (Ukraine)[2]	Operation of electronic payment terminals	51%	51%
TOB Finance Company OMP (Ukraine)[2]	Operation of electronic payment terminals	51%	51%
SOOO OSMP BEL (Belarus)	Operation of electronic payment terminals	51%	51%
SP OOO OSMP-M (Moldova)	Operation of electronic payment terminals	51%	51%
Colorstar Management Ltd (BVI)[2]	Operation of electronic payment terminals	75%	75%
Beijing Lianhe Sufu Science & Technology Development Co.Ltd (China)[2]	Operation of electronic payment terminals	75%	75%
Sanmere Investment Holding Ltd (South Africa)[2]	Operation of electronic payment terminals	51%	51%
RO SRL United System of Instant Payments Ltd (Romania)	Operation of electronic payment terminals	51%	51%
QIWI (Malaysia) SDN. BHD. (Malaysia)[2]	Operation of electronic payment terminals	100%	100%

[1]	Diomachin Ltd and OOO Pay Kiosk are part of the Diomachin group that was classified as discontinued operations (Note 5);
[2]	Identified subsidiaries are part of the international on-line payment distribution business group that was classified as discontinued operations (Note 5).

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

3.	Consolidated subsidiaries (continued)

		Ownership interest
Subsidiary	Main Activity	As of December 31, 2011	As of June 30, 2012
OOD QIWI Bulgaria Ltd (Bulgaria)[2]	Operation of electronic payment terminals	51%	51%
SJETTA Ltd (Cyprus)[2]	Operation of electronic payment terminals	100%	100%
OOO Pardohti-Favri (Tadzhikistan)[2]	Operation of electronic payment terminals	75%	75%
Kingstown Investments Ltd (United Kingdom)[2]	Operation of electronic payment terminals	51%	51%
QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil)	Operation of electronic payment terminals	51%	51%
QIWI Argentina S.A. (Argentina)[2] (effective indirect ownership)	Operation of electronic payment terminals	26%	26%
QIWI Chile S.A. (Chile)[2] (effective indirect ownership)	Operation of electronic payment terminals	26%	26%
QIWI HK Ltd (Hong Kong)[2]	Operation of electronic payment terminals	75%	75%
QIWI Baltic Ltd (Latvia)[2]	Operation of electronic payment terminals	51%	51%
QIWI Asia Group PTE Ltd (Singapore)[2]	Operation of electronic payment terminals	75.5%	75.5%
Akhron Finance Ltd (Cyprus)[2]	Operation of electronic payment terminals	100%	100%
QIWI Payment Services Provider Ltd (UAE)	Operation of electronic payment terminals	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment terminals	100%	100%
QIWI KZ Ltd (Cyprus)[2]	Operation of electronic payment terminals	100%	100%
QIWI KZ Holding B.V. (Netherlands)[2]	Operation of electronic payment terminals	100%	–
Payment System KZ Holding B.V. (Netherlands)[2]	Operation of electronic payment terminals	100%	100%
QIWI East Africa Ltd. (Tanzania)[2]	Operation of electronic payment terminals	51%	51%
QIWI Asia Pacific PTE. LTD (Singapore)[2]	Operation of electronic payment terminals	100%	100%
IT Billion LLC (USA)	Operation of electronic payment terminals	50.5%	50.5%
QIWI USA LLC (USA)	Operation of electronic payment terminals	50.5%	50.5%

[2]	Identified subsidiaries are part of the international on-line payment business group that was classified as discontinued operations (Note 5).

In the six months ended June 30, 2011 the Group acquired 100% of ZAO OSMP (Russia) for consideration of 20. The Group also sold 100% of its share in ZAO AVTOKARD-Holding for 8 and 100% of its share in OOO Eksimarket for 20.

In the six months ended June 30, 2012, the Group disposed of 10% of its share in Instant Payments LP for consideration of 1.

Other changes in the Company’s ownership interest in subsidiaries that did not result in a loss of control took place during six months ended June 30, 2011 but none of them had a material impact on the amount of equity owned by the Group.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

4.	Investment in associates

The Group has the following associates:

		Ownership interest
Associate	Main activity	As of December 31, 2011	As of June 30, 2012
Universal SmartLink ltd (BVI)[1]	Operation of electronic payment terminals	50%	50%
QIWI Payment System Congo SPRL (Democratic Republic of South Congo)[1]	Operation of electronic payment terminals	50%	50%
QIWI International JLT (Dubai, UAE)	Operation of electronic payment terminals	50%	50%
Instant Payments LP (Kazakhstan)	Operation of electronic payment terminals	–	50%
Dengionline Ltd (Cyprus)	Aggregation services for on-line electronic payment systems	–	49%
QIWI Jordan Ltd. Co. (Hashemite Kingdom of Jordan)	Operation of electronic payment terminals	–	49%
Freshpay IT Solutions Private Ltd. (India)[1]	Operation of electronic payment terminals	50%	40.76%
Blestgroup Enterprises Ltd. (Cyprus)	Sublease of space for electronic payment terminals	37.5%	37.5%
Cosmopro Inc. (Panama)[1]	Operation of electronic payment terminals	26%	26%
Qiwi Belgrade Ltd. (Serbia)[1]	Operation of electronic payment terminals	21%	21%
Single Payment Solutions Private Ltd (India)[1]	Operation of electronic payment terminals	20.74%	35.66%

[1]	Identified associates are part of the international on-line payment distribution business group that was classified as discontinued operations (Note 5).

In the six months ended June 30, 2011, the Group acquired 50% of Universal SmartLink Ltd. for consideration of 695.

On May 15, 2012, the Group acquired 49% of Dengionline Ltd and an option to acquire the remaining 51% from existing shareholders of Dengionline for USD 3,000,000 (RUB 90,796). The option exercise price is 51% of eight times EBITDA of Dengionline group for the year ended April 1, 2017, and the option can be exercised during the six months starting May 1, 2017. Based on the estimated exercise price calculated using Dengionline’s forecasted business plan, the option was out-of-the money at the date of acquisition and through the reporting date, and its fair value was immaterial at both dates. The main activities of Dengionline Ltd are aggregation services for on-line electronic payment systems. The table below presents a provisional purchase price allocation.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

4.	Investment in associates (continued)

The provisional value of the identifiable assets and liabilities as of the date of acquisition were:

	Carrying amount	Fair value
Net assets acquired:
Intangible assets	15,039	96,139
Other non-current liabilities	1,873	1,873
Cash and cash equivalents	24,655	24,655
Accounts receivable	536,828	536,828
Other current assets	2,121	2,121
Deferred tax liabilities	–	(16,220)
Other non-current liabilities	(606)	(606)
Accounts payable	(553,099)	(553,099)
Short-term borrowings	(19,085)	(19,085)
Other current liabilities	(9,844)	(9,843)

Total identifiable net assets	(2,118)	62,763

Company’s share in acquired net assets (49%)	(1,038)	30,754

Goodwill arising on acquisition		60,042

Goodwill in the amount of 60,042 relates to potential synergies with the existing operations. The fair value of intangible assets amounting 96,139 are assigned to billing software, client’s database and agreements with payment systems.

From the date of acquisition, Dengionline Ltd contributed 3,626 to the Group’s share of losses from associates.

The following table presents summarized financial information of the Group’s investment in associates as of June 30, 2012 and December 31, 2011:

	As of December 31, 2011	As of June 30, 2012	As of June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Share of the associates’ statement of financial position:
Current assets	165,867	372,965	12,338
Non-current assets	71,159	156,936	5,192
Current liabilities	(50,275)	(341,390)	(11,293)
Non-current liabilities	(186,781)	(152,753)	(5,054)

Net assets	(30)	35,758	1,183
Unrecognized share of losses in associates	–	633	21
Goodwill	34,686	60,042	1,986

Carrying amount of investment in associates	34,656	96,433	3,190

Share of the associates’ revenue and profit:
Revenue	5,383	179,645	5,943
Loss	(6,159)	(7,496)	(248)

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

4.	Investment in associates (continued)

Movements in investments in associates in six months ended June 30, 2011 and June 30, 2012 are presented below:

	Six months ended
	June 30, 2011	June 30, 2012
Investments in strategic associates at January 1	4,101	34,656
Acquisition of shares in associates	695	92,916
Contributions to associates without a corresponding change in ownership	–	10,048
Contributions to newly found associates	1,251	–
Reclassification to discontinued operations	–	(29,816)
Share in net losses of associates	(6,159)	(7,496)
Foreign currency translation	(3,021)	(3,875)
Share in other changes in capital of associates	22,422	–

Investments in strategic associates at June 30	19,289	96,433

5.	Disposals and discontinued operations

As part of restructuring, on June 30, 2012, the Group Board of Directors approved a single coordinated plan to dispose of its non-core subsidiaries and associates as described below:

(i)	Ukrainian business and non-CIS international early stage businesses forming two major geographical areas of operation of the QIWI Distribution segment classified as discontinued operations (Note 3 and Note 4);

(ii)	Diomachin group (Note 3) – engaged in production of transaction recording devices for payment terminals classified as discontinued operations;

(iii)	Master Loto Ltd., OOO Loto Integrator and OOO Loto Master are engaged in distribution of lotteries through electronic on-line payment terminals – not included in discontinued operations as insignificant.

The disposal is expected to be completed within a reasonably short period of time.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

5.	Disposals and discontinued operations (continued)

As of June 30, 2012, the assets and liabilities of all disposal groups are classified as held for sale. In addition, the results of identified companies were re-classified as discontinued operations for the six-month periods ended June 30, 2012 and 2011. These results are presented below:

	Six months ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Revenue	174,402	131,145	4,338
Operating Expenses	(209,198)	(214,088)	(7,082)

Loss from operations	(34,796)	(82,943)	(2,744)

Finance cost, net	(4,191)	(6,927)	(229)
Other income/(expenses), net	(5,964)	(22,226)	(736)
Loss recognized on the remeasurement to fair value	–	(167,333)	(5,535)

Loss before tax	(44,951)	(279,429)	(9,244)
Income tax expense	(3,643)	(6,454)	(213)

Loss from discontinued operation	(48,594)	(285,883)	(9,457)

Earnings per share:
Basic, profit / (loss) from discontinued operations	(0.60)	(4.31)	(0.14)
Diluted, from discontinued operations	(0.60)	(4.31)	(0.14)

Both prior to and upon the classification disposal groups as discontinued operations, the Group performed an impairment test and recorded a respective impairment charge of 111,520 related to investments in associates, property and equipment, intangible assets, loans, receivables and inventories. In addition to that, the Group recorded an impairment of the intra-group loans issued to the disposal groups, classified as part of investments into discontinued operations due to losses accumulated by them, in the amount of 55,813.

Loans receivable from the disposed subsidiaries as of September 30, 2012, include the loans issued by QIWI plc to Sanmere Investment Holding Ltd and Akhron Finance Ltd for the total amount of 132,093 (113,545 of which was principal and 18,548 of which was accrued interest), repayable by the end of 2013, and bearing interest rate of 10% per annum. Fair value of these loans was estimated to be nil as the repayment is not considered probable at this time.

Below are the assets and liabilities of all companies classified as held for sale as of June 30, 2012:

	As of June 30, 2012	As of June 30, 2012
	RUB(000)	U.S.$(000)
Assets:
Non-current assets
Investments in associates	7,500	248
Property and equipment	4,636	153
Intangible assets	913	30
Long-term loans and receivable	91	3

Total non-current assets	13,140	434

Current assets
Trade and other accounts receivable	137,857	4,560
Inventories	34,967	1,157
Cash and cash equivalents	35,292	1,167
Other current assets	4,292	142

Total current assets	212,408	7,026

Total assets	225,548	7,460

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

5.	Disposals and discontinued operations (continued)

	As of June 30, 2012	As of June 30, 2012
	RUB(000)	U.S.$(000)
Liabilities:
Non-current liabilities
Long-term borrowings	59,066	1,954
Other non-current liabilities	444	15

Total non-current liabilities	59,510	1,969

Current liabilities
Trade and other payables	189,727	6,276
Short-term borrowings	85,652	2,833
Other current liabilities	5,658	187

Total current liabilities	281,037	9,296

Total liabilities	340,547	11,265

The net cash flows incurred by discontinued operations are as follows:

	Six months ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Operating	4,126	43,162	1, 428
Investing	(26,993)	(2,869)	(95)
Financing	8,790	(37,093)	(1,227)

Net cash (outflow) / inflow	(14,077)	3,200	106

6.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker (CODM), who is the Group’s CEO and, prior to the appointment of the CEO, was the board of Directors of the Group, reviews selected items of each segment’s statement of comprehensive income.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. Such adjustments affect such major areas as deferred taxation, business combinations, fair value adjustments and amortization thereof, impairment, as well as nonrecurring items.

The financial data is presented on a combined basis for all key subsidiaries and associates representing each segment added together forming the segment revenue, operating expenses, net income. The Group measures the performance of its operating segments by monitoring: revenue, segment net revenue, profit from operations and profit before tax. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

6.	Operating segments (continued)

The Group has identified its operating segments based on the types of products and services the Group offers. The Group has identified the following reportable segments:

QD segment, which includes revenue derived from payment systems offered though the Group’s kiosks and terminals in Russia and internationally.

QW segment, which includes revenue derived from payments processed through online electronic user accounts and bank prepayment products, including prepaid card business, and revenues derived from QIWI Bank.

Corporate and Other, which includes limited activities of the Group related to corporate back-office operations, such as the licensing of software and trademarks to international subsidiaries, and sales of lotteries through kiosks.

The statement of comprehensive income from continuing operations for each segment for the six months ended June 30, 2012, as presented to the CODM is presented below:

	QD	QW	Corporate and other	Eliminations	Total continuing operations
Revenue	3,127,439	1,577,105	82,477	(760,446)	4,026,575
External revenue	2,560,627	1,422,563	43,385	–	4,026,575
Intersegment revenue	566,812	154,542	39,092	(760,446)	–
Direct segment cost	(1,866,537)	(1,075,196)	(33,606)	753,871	(2,221,468)
External direct segment costs	(1,694,705)	(502,233)	(24,530)	–	(2,221,468)
Intersegment direct cost	(171,832)	(572,963)	(9,076)	753,871	–

Segment net revenue	1,260,902	501,909	48,871	(6,575)	1,805,107

Depreciation and amortization	(41,939)	(6,339)	(1,014)	–	(49,292)

Segment profit from operations	465,881	201,006	(1,600)	(6,717)	658,570

Share of loss of associates	–	–	(7,496)	–	(7,496)
Interest income	13,546	–	13,724	(14,181)	13,089
Interest expense	(3,974)	–	(1,397)	3,309	(2,062)

Segment profit before tax	457,343	202,756	4,523	(17,835)	646,787

Corporate and other segment’s loss before tax from continuing operations includes a 10,941 loss related to Master Loto group.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

6.	Operating segments (continued)

The statement of comprehensive income from continuing operations for each segment for the six months ended June 30, 2011, as presented to the CODM is presented below:

	QD	QW	Corporate and other	Eliminations	Total continuing operations
Revenue	3,039,732	781,564	92,920	(459,116)	3,455,100
External revenue	2,753,767	642,592	58,741	–	3,455,100
Intersegment revenue	285,965	138,972	34,179	(459,116)	–
Direct segment cost	(1,851,933)	(459,214)	(46,374)	448,516	(1,909,005)
External direct segment costs	(1,701,725)	(171,829)	(35,451)	–	(1,909,005)
Intersegment direct cost	(150,208)	(287,385)	(10,923)	448,516	–

Segment net revenue	1,187,799	322,350	46,546	(10,600)	1,546,095

Depreciation and amortization	(29,969)	(9,566)	(585)	1,607	(38,513)

Segment profit from operations	446,210	84,186	(5,903)	(11,762)	512,731

Share of loss of associates	–	–	(6,159)	–	(6,159)
Interest income	2,496	–	5,724	(6,640)	1,580
Interest expense	(1,623)	–	(1,317)	1,883	(1,057)

Segment profit before tax	443,982	81,714	(14,160)	(12,804)	498,732

Corporate and other segment’s loss before tax from continuing operations includes 3,631 loss related to Master Loto group.

Segment net revenue, as presented to the CODM, for the six months ended June 30, 2012 and 2011 is calculated as follows:

	Six months ended
	June 30, 2011	June 30, 2012
Revenue under IFRS	3,455,100	4,026,575
Cost of revenue (exclusive of depreciation and amortization)	(2,251,981)	(2,573,753)
Difference in timing of expense recognition	–	(17,020)
Payroll and related taxes	342,976	369,305

Total segment net revenue, as presented to CODM	1,546,095	1,805,107

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

6.	Operating segments (continued)

A reconciliation of segment profit from operations to IFRS consolidated profit from continuing operations of the Group, as presented to the CODM, for the six months ended June 30, 2012 and 2011 is presented below:

	Six months ended
	June 30, 2011	June 30, 2012
Total segment profit from operations, as presented to CODM	512,731	658,570
Difference in timing of expense recognition	–	17,020
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(36,365)	(23,980)
Corporate costs allocated to discontinued international operations	(64,553)	(57,239)
Effect of software development cost, not capitalized in segment presentation	3,292	14,106
Other	–	4,730

Consolidated profit from operations under IFRS	415,105	613,207

A reconciliation of depreciation and amortization to IFRS depreciation and amortization, as presented to the CODM, for the six months ended June 30, 2012 and 2011, is presented below:

	Six months ended
	June 30, 2011	June 30, 2012
Depreciation and amortization, as presented to Board of Directors	(38,513)	(49,292)
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(36,365)	(23,980)

Depreciation and amortization under IFRS	(74,878)	(73,272)

A reconciliation of segment profit before tax to IFRS consolidated profit before tax from continuing operations of the Group, as presented to the CODM, for six months ended June 30, 2012 and 2011 is presented below:

	Six months ended
	June 30, 2011	June 30, 2012
Total segment net profit before tax, as presented to CODM	498,732	646,787
Difference in timing of expense recognition	–	17,020
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(36,365)	(23,980)
Corporate costs allocated to discontinued international operations	(64,553)	(57,239)
Effect of software development cost, not capitalized in segment presentation	3,292	14,106
Other	(12,664)	2,572

Consolidated profit before tax from continuing operations under IFRS	388,442	599,266

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

6.	Operating segments (continued)

Geographic information

Revenues from external customers are presented below:

	Six months ended
	June 30, 2011	June 30, 2012
Russia	3,165,664	3,567,468
Kazakhstan	263,544	353,247
Other	25,892	105,860

Total revenue per consolidated income statement	3,455,100	4,026,575

Revenues from a single external customer amounting to 10% or greater of Group’s revenue from continuing operations relate only to QD segment and are presented in the table below:

	Six months ended
	June 30, 2011	June 30, 2012
Customer 1	513,943	320,005
Customer 2	442,086	<10%
Customer 3	419,556	<10%

The Group allocates non-current assets by geographical region based on the principal country of major operations of a particular legal entity within the Group:

	As of December 31, 2011	As of June 30, 2012
Russia	2,133,222	2,084,679
Kazakhstan and other	12,878	12,883

Total non-current assets of continuing operations	2,146,100	2,097,562

Non-current assets from discontinued operations	50,297	–

Non-current assets	2,196,397	2,097,562

Non-current assets for this purpose consist of property, plant and equipment and intangible assets.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

7.	Long-term and short-term loans

The following table demonstrates due dates of the Group’s loans issued including interests accrued as of June 30, 2012 and December 31, 2011:

	On demand and < 1 month	1-6 months	6-12 months	>1 year	Without repayment date*	Total
Loans receivable as of December 31, 2011	2,827	25,797	22,483	206,832	29,441	287,380

Loans receivable as of June 30, 2012	6,079	19,724	153,214	242,530	28,763	450,310

*	Banks are currently required to post mandatory reserves with the Central Bank of Russia (CBR) to be held in non-interest bearing accounts. Starting from April 1, 2011, such mandatory reserves established by the CBR constitute 5.5% for liabilities towards non-residents and 4.0% for liabilities towards residents. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

8.	Trade and other receivables

As of June 30, 2012, trade and other receivables consisted of the following:

	Total as of June 30, 2012	Provision for impairment of receivables	Net as of June 30, 2012	Net as of June 30, 2012
	RUB(000)	RUB(000)	RUB(000)	U.S.$(000)
Cash receivable from agents	1,616,835	(207,235)	1,409,600	46,630
Deposits issued to providers	196,070	(5,295)	190,775	6,311
Payment processing fees receivable from providers	193,941	(1,415)	192,526	6,369
Receivables for advertising	66,098	(17,073)	49,025	1,622
Advances issued to vendors	50,909	(5,045)	45,864	1,517
Rent receivables	43,660	(2,905)	40,755	1,348
Other receivables	28,485	(2,757)	25,728	852

Total trade and other receivables	2,195,998	(241,725)	1,954,273	64,649

As of December 31, 2011, trade and other receivables consisted of the following:

	Total as of December 31, 2011	Provision for impairment of receivables	Net as of December 31, 2011
Cash receivable from agents	1,246,409	(215,431)	1,030,978
Deposits issued to providers	1,182,533	(5,204)	1,177,329
Payment processing fees receivable from providers	291,091	(1,200)	289,891
Receivables for advertising	42,535	(13,162)	29,373
Advances issued to vendors	53,814	(1,896)	51,918
Rent receivables	67,569	(3,143)	64,426
Other receivables	64,523	(3,611)	60,912

Total trade and other receivables	2,948,474	(243,647)	2,704,827

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

8.	Trade and other receivables (continued)

Trade receivables aged but not impaired as of June 30, 2012 are presented below:

		Ageing of receivables (days)
	Total	<30	30-90	90-180	180-360	>360
As of June 30, 2012
Cash receivable from agents	1,409,600	1,319,865	32,315	8,746	23,485	25,189
Payment processing fees receivable from providers	192,526	179,003	11,130	2,210	171	12
Receivables for advertising	49,025	28,874	20,020	115	–	16
Rent receivables	40,755	8,228	1,892	–	30,635	–

Total receivables ageing	1,691,906	1,535,970	65,357	11,071	54,291	25,217

Trade receivables aged but not impaired as of December 31, 2011 are presented below:

		Ageing of receivables (days)
	Total	<30	30-90	90-180	180-360	>360
As of December 31, 2011
Cash receivable from agents	1,030,978	942,645	31,189	26,188	30,477	479
Payment processing fees receivable from providers	289,891	258,088	27,831	3,506	314	152
Receivables for advertising	29,373	19,075	7,197	3,070	31	–
Rent receivables	64,426	11,720	48,436	4,267	3	–

Total receivables ageing	1,414,668	1,231,528	114,653	37,031	30,825	631

For the six months ended June 30, 2012, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2011	Charge for the period	Write offs	Provision for impairment of receivables as of June 30, 2012
Cash receivable from agents	(163,465)	(48,846)	5,076	(207,235)
Deposits issued to providers	(5,204)	(92)	1	(5,295)
Payment processing fees receivable from providers	(1,087)	(305)	(23)	(1,415)
Receivables for advertising	(13,162)	(3,916)	5	(17,073)
Advances issued to vendors	(1,896)	(3,999)	850	(5,045)
Rent receivables	(3,143)	238	0	(2,905)
Other receivables	(1,231)	(3,055)	1,529	(2,757)

Total trade and other receivables	(189,188)	(59,975)	7,438	(241,725)

Discontinued operations	(54,459)	(9,161)	(334)	(63,954)

Trade and other receivables, including receivables from discontinued operations	(243,647)	(69,136)	7,104	(305,679)

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

8.	Trade and other receivables (continued)

For the six months ended June 30, 2011, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2010	Charge for the period	Write offs	Provision for impairment of receivables as of June 30, 2011
Cash receivable from agent	(158,650)	(4,603)	11,003	(152,250)
Deposits issued to providers	(642)	176	–	(466)
Payment processing fees receivable from providers	(1,362)	(2,560)	(562)	(4,484)
Receivables for advertising	(439)	(172)	–	(611)
Advances issued to vendors	(2,652)	2,108	4	(540)
Rent receivables	–	(261)	–	(261)
Other receivables	(1,224)	(1,036)	1,398	(862)

Total trade and other receivables	(164,969)	(6,348)	11,843	(159,474)

Discontinued operations	(7,879)	(1,483)	760	(8,602)

Trade and other receivables, including receivables from discontinued operations	(172,848)	(7,831)	12,603	(168,076)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 18%-36% per annum is accrued on overdrafts granted to some agents.

9.	Cash and cash equivalents

As of June 30, 2012 and December 31, 2011, cash and cash equivalents consisted of the following:

	As of December 31, 2011	As of June 30, 2012	As of June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Short-term deposits with CB RF	7,221,849	1,696,519	56,122
Other short-term bank deposits	755,256	1,631,109	53,958
RUB denominated cash with banks and on hand	558,759	198,956	6,582
Foreign currency denominated cash with banks and on hand	274,577	201,438	6,664

Total	8,810,441	3,728,022	123,325

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

9.	Cash and cash equivalents (continued)

For the purpose of the Statement of Cash Flows, cash and cash equivalents consisted of the following:

	As of December 31, 2011	As of June 30, 2012	As of June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Short-term deposits with CB RF	7,221,849	1,696,519	56,122
Other short-term bank deposits	755,256	1,631,851	53,983
RUB denominated cash with banks and on hand	558,759	199,037	6,584
Foreign currency denominated cash with banks and on hand	274,577	235,907	7,804

Total cash, including discontinued operations	8,810,441	3,763,314	124,493

Cash and cash equivalents attributable to a discontinued operations (Note 5)	–	(35,292)	(1,168)

Total cash and cash equivalents	8,810,441	3,728,022	123,325

10.	Borrowings

As of June 30, 2012, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of June 30, 2012	As of June 30, 2012
			RUB(000)	U.S.$(000)
Due to non-controlling shareholders of subsidiaries (U.S.$ 233,750 and EUR 49,000)	10%	August, 2012 – May, 2013	11,168	369

Total short-term borrowings			11,168	369

Long-term borrowings	Effective interest rate, %	Maturity	As of June 30, 2012	As of June 30, 2012
			RUB(000)	U.S.$(000)
Due to non-controlling shareholders of subsidiaries (U.S.$ 776,032 and EUR 165,257)	10-10.5%	July, 2013 – August, 2015	36,957	1,223
Other Borrowings (U.S.$ 35,700)	10%	December, 2013 – May, 2014	1,363	45

Total long-term borrowings			38,320	1,268

Repayments of long-term and short-term borrowings beginning on July 1, 2012, including interest are as follows:

2012	14,601
2013	16,158
2014	7,437
2015	18,975

Total repayment	57,171

Less interest	7,683

Total repayment less interest	49,488

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

10.	Borrowings (continued)

As of December 31, 2011, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2011
Due to non-controlling shareholders of subsidiaries (BYR 25,000,000, U.S.$ 580,421, EUR 295,980, ZAR 1,922,520 and CLP 39,263,593)	0-10%	March, 2012 – December, 2012	44,333
Alfa-Bank Ukraine (UAH 12,000,000)	35%	May, 2012	47,693
Promissory notes issued	0.01%	On demand	16,297
Other borrowings (U.S.$ 353,950, ARS 82,914 and TJS 350,000)	0-30%	February, 2012 – November, 2012	13,880

Total short-term borrowings			122,203

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2011
Due to non-controlling shareholders of subsidiaries (U.S.$ 1,783,532, EUR 94,047 and BGN 35,900)	10-10.5%	May, 2013 – August, 2015	65,856
Other Borrowings (EUR 33,142; U.S.$ 15,500)	10-10.5%	August, 2013 – December, 2013	1,954

Total long-term borrowings			67,810

11.	Trade and other payables

As of June 30, 2012 and December 31, 2011, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2011	As of June 30, 2012	As of June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Payables to providers	2,440,756	2,563,511	84,802
Deposits received from agents	6,605,327	1,805,842	59,738
Deposits received from individual customers	1,321,069	1,804,114	59,681
Payment processing fees payable to agents	480,687	417,754	13,820
Accrued expenses	143,610	163,424	5,406
Payables to vendors	62,210	147,313	4,873
Payables for rent	30,026	17,594	582
Other advances received	10,106	44,246	1,465

Total trade and other payables	11,093,791	6,963,798	230,367

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

12.	Amounts due to customers and amounts due to banks

As of June 30, 2012 and December 31, 2011, amounts due to customers and amounts due to banks consisted of the following:

	As of December 31, 2011	As of June 30, 2012	As of June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Due to banks	618,713	18,064	598
Due to customers: individuals	343,163	287,115	9,498
Due to customers: legal entities	430,490	334,202	11,055

Total amounts due to customers and amounts due to banks	1,392,366	639,381	21,151

Amounts due to customers and amounts due to banks do not bear interests and are due on demand.

13.	Revenue

	Six months, ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Payment processing fees	2,983,738	3,491,957	115,516
Revenue from advertising	128,340	159,153	5,265
Interest revenue from agent’s overdrafts	88,128	106,442	3,521
Interest revenue	63,684	86,186	2,851
Revenue from rent of space for terminals	96,008	44,619	1,476
Other revenue	95,202	138,218	4,573

Total revenue	3,455,100	4,026,575	133,202

In the six months ended June 30, 2012 the Group generated revenues from advertising through Short Message Service (“SMS”) in the amount of 60,256. The Group enters into agreement with advertising agencies and recognizes advertising revenue based on the number of SMS delivered to consumers at the time of delivery of the respective SMS.

14.	Cost of revenue (exclusive of depreciation and amortization)

	Six months, ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Transaction costs	1,720,443	2,030,936	67,185
Payroll and related taxes	342,976	369,305	12,217
Advertising commission	3,585	22,782	754
Cost of rent of space for terminals	80,304	52,020	1,721
Other expenses	104,673	98,710	3,264

Total cost of revenue (exclusive of depreciation and amortization)	2,251,981	2,573,753	85,141

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

15.	Selling, general and administrative expenses

	Six months, ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Payroll and related taxes	457,796	499,420	16,521
Rent of premises and related utility expenses	71,217	67,060	2,218
Bad debt expense	8,751	49,402	1,634
Impairment of intangible assets	7,961	–	–
Office maintenance expenses	35,206	47,114	1,559
Telecommunication and internet expenses	21,293	24,130	798
Travelling and representation expenses	19,858	20,486	678
Advertising and related expenses	53,428	18,324	606
Other tax expenses	22,995	13,343	441
Other operating expenses	14,631	27,064	897

Total selling, general and administrative expenses	713,136	766,343	25,352

16.	Other expenses

	Six months, ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Share of loss for the period attributable to non-controlling interest and accounted for as a liability	12,664	23,780	787
Impairment of property and equipment and other assets	1,081	–	–
Other	5,438	3,508	116

Total other expenses	19,183	27,288	903

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

17.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

17.1	Dividends to shareholders

	Six months, ended
	June 30, 2011	June 30, 2012
Proposed, declared and approved during the period:
Final dividend for 2011: U.S.$1,342,316 or U.S.$0.03 per share; interim dividends for 2012: 176,328 or 0.003 per share. (2011: Final dividend for 2010: U.S.$3,297,755 or U.S.$0.06 per share)	93,484	216,715

Paid during the period:
Final dividend for 2011: U.S.$1,342,316 or U.S.$0.03 per share; interim dividends for 2012: 176,328 or 0.003 per share. (2011: Final dividend for 2010: U.S.$3,297,755 or U.S.$0.06 per share)	93,150	215,696

Proposed for approval

(not recognized as a liability as of June 30):
2012: Interim dividend for Q2 2012: 397,221 or 0.008 per share; (2011: Interim dividend for Q1 2011, Q2 2011 and final dividends for 2010: U.S.$8,128,902 or U.S.$0.16 per share)	234,499	397,221
Dividends payable as of June 30	–	–

17.2	Dividends to non-controlling shareholders

During the six months ended June 30, 2012, SP OOO OSMP-M (Moldova) proposed and declared dividends to non-controlling shareholders in the amount of 908 and QIWI Bank proposed and declared dividends to non-controlling shareholders in the amount of 2. Dividends payable as of June 30, 2012 relates to dividends payable by QIWI Bank to non-controlling shareholders in amount of 3 (other current liabilities).

During the six month ended June 30, 2011, Diomachin Ltd proposed, declared and paid dividends to non-controlling shareholders in the amount of 27,799 and TOO OSMP (Kazakhstan) proposed and declared dividends to non-controlling shareholders in the amount of 22,902 (dividends in the amount of 16,781 were offset with loans issued by the Group to non-controlling shareholders). Dividends payable as of June 30, 2011 in the amount of 20,119 relates to dividends payable by Diomachin Ltd to non-controlling shareholders.

	Six months, ended
	June 30, 2011	June 30, 2012
Total amount of dividends payable to shareholders and non-controlling shareholders	20,119	3

Prior to 2012, the Company distributed dividends in U.S.$, but starting from 2012 it began to pay dividends in Russian rubles.

The Company is a holding company, and majority of its consolidated earnings are earnings of its foreign subsidiaries. Earnings of its foreign subsidiaries are not easily distributable to the Company due to currency control restrictions, taxation of dividends and other restrictions.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

18.	Income tax

The Company is incorporated in the Cyprus under the Cyprus Companies Law, but the business activity of the Group and its associates is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to a 10% corporate income tax applied to its worldwide income. Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad are exempt from corporate income tax in Cyprus. Capital Gains Tax is levied at a rate of 20 % on net profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange). Dividend income is also income tax exempt, and under certain conditions also exempted from the special defence contribution of the Republic of Cyprus.

The Russian Federation

The Company’s subsidiaries and associates incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 20% applied to their taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan and Ukraine

The Company’s subsidiaries incorporated in the Kazakhstan and Ukraine are subject to corporate income tax at the standard rate of 20% and 23% correspondingly applied to their taxable income.

The major components of income in the interim consolidated statement of comprehensive income are:

	Six month ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Tax expenses from continuing operations	(92,453)	(171,618)	(5,677)

including:
Current income tax expense	(124,721)	(186,215)	(6,160)
Deferred income tax benefit	32,268	14,597	483

Tax expenses from discontinued operations	(3,643)	(6,454)	(213)

including:
Current income tax expense	(5,655)	(1,001)	(33)
Deferred tax benefit (expense)	2,012	(5,453)	(180)

Total income tax expense for the year	(96,096)	(178,072)	(5,890)

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

18.	Income tax (continued)

Theoretical and actual income tax expenses are reconciled as follows:

	Six month ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Profit before tax from continuing operations	388,442	599,266	19,824
Theoretical income tax expenses at the Company’s tax rate of 10% (Cyprus)	(38,844)	(59,927)	(1,982)

Increase resulting from the tax effect of:
Non – deductible expenses and non-taxable income	(6,208)	(25,274)	(836)
Tax on dividends	(5,935)	(21,691)	(718)
Effect of income of subsidiaries taxed at different rates	(40,685)	(52,585)	(1,739)
Unrecognized tax assets	(781)	(12,141)	(402)

Total income tax expense	(92,453)	(171,618)	(5,677)

	Six month ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RUB(000)	RUB(000)	U.S.$(000)
Loss before tax from discontinuing operations	(44,951)	(279,429)	(9,244)
Theoretical income tax expenses at the Company’s tax rate of 10% (Cyprus)	4,495	27,943	924

Increase resulting from the tax effect of:
Non – deductible expenses and non-taxable income	3,477	(949)	(31)
Tax on dividends	(724)	23	1
Effect of income of subsidiaries taxed at different rates	7,697	18,884	625
Tax effect of non-deductible loss on re-measurement to fair value	–	(13,939)	(461)
Unrecognized tax assets	(18,588)	(38,416)	(1,271)

Total income tax expense	(3,643)	(6,454)	(213)

19.	Commitments, contingencies and operating risks

Operating environment

Russia and the CIS continue economic reforms and development of their legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian and CIS economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian and the CIS economies are vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in decline in the gross domestic product, capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia. While the Russian Government has introduced a range of stabilization measures aimed at providing liquidity to Russian banks and companies, there continues to be uncertainty regarding access to capital and cost of capital for the Group and its counterparties, which could affect the Group’s financial position, results of operations and business prospects.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

19.	Commitments, contingencies and operating risks (continued)

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

As of June 30, 2012 management believes that, its interpretation of the relevant legislation is appropriate and that the Group’s tax positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional taxes, fines and penalties on these consolidated financial statements, if the authorities were successful in enforcing their different interpretations, could amount up to 79,934.

The Group’s operations and financial position will continue to be affected by Russia and the CIS political developments, including the application and interpretation of existing and future legislation and tax regulations. Such possible occurrences and their effect on the Group could have a severe impact on the Group’s operations or its financial position in Russia and the CIS.

While management believes, it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

Law on electronic payments

On June 27, 2011 the new federal laws FZ 161 “On national payment systems” and FZ 162 “On changes in law acts due to coming into force FZ 161” came into force in Russia. The new laws affected the way the market of electronic payment systems in Russia operates. It was decided by the management of the Group that the services of individual customer accounts that were maintained by the QIWI Wallet, were transferred to QIWI Bank by September 30, 2012 to comply with the law.

Government regulation of the electronic payment systems

In some jurisdictions where the Group operates, there is currently little to almost no legislation on e-payments, and no assurance can be made that if such legislation is adopted it will be beneficial to the Group’s business. In addition, there is a lot of uncertainty regarding future legislation on taxation of e-payments, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose the Group to increased costs, liability and reputational damage that could have a material adverse effect on the Group’s business, financial condition and results of operations.

Anti-Trust Investigation in Kazakhstan

In March 2012, our subsidiary in Kazakhstan became subject to the anti-trust investigation conducted by the Competition Protection Agency of the Republic of Kazakhstan, or the Agency, concerning alleged abuse of its dominant electronic payment market position in this country. The maximum liability to which we can exposed is

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

19.	Commitments, contingencies and operating risks (continued)

a penalty equal to 10% of revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. No fine has been levied as a result of the investigation, but the Agency has issued an order to rectify violations of the anti-trust legislation. The Group has complied with the orders and has taken actions to remedy applicable failures. The Group expects similar investigations by the Agency in future to recur, but cannot reliably estimate at this time the amounts of claims that can be brought against the Group in the future in connection with them.

Dengionline Ltd License

The associate we acquired in May 2012, Dengionline Ltd. operates payment aggregation services business through its Russian and Cypriot subsidiaries. The licensing rules related to its operations are evolving and are subject to varying interpretations. As these companies operate without a license, their operations can be subject to challenge by the relevant regulatory authorities. Dengionline Ltd. initiated the process of obtaining a license for their subsidiaries. At this point, the Group believes that, if relevant claims are brought against the Company, it can defend its position and the unfavorable outcome of potential claims is not assessed as probable.

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks.

Legal proceedings

The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all business matters will not have a material impact on the Group’s financial position or operating results.

Operating lease commitments:

The Group has commercial lease agreements of office buildings and terminal places. The leases have an average life of between one (for terminal places) and ten (for office buildings) years. Total lease expense for the six months ended June 30, 2012 is for rent of office places 59,054 (6 months 2011 – 74,296) and for terminal places rent 49,035 (6 months 2011 – 49,512).

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

19.	Commitments, contingencies and operating risks (continued)

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of June 30, 2012 are as follows:

Within one year	87,813
After one year not more than five years	273,393
More than five years	217,486

Pledge of assets

As of June 30, 2012 the Group pledged promissory notes issued by OJST Gazprombank (500,000), OJSC MTS Bank (400,000) and OJSC VTB Bank (274,700) with the carrying amount of 1,174,700 (2011 – 400,697) as collateral for merchants instead of issuing merchants deposits that were classified as debt instruments.

20.	Balances and transactions with related parties

The following table sets forth the total amount of transactions with related parties for the six months ended June 30, 2012 and six months ended June 30, 2011, as well as balances with related parties as of June 30, 2012 and December 31, 2011:

Category of related party	Amounts owed by related parties	Cash held with related parties	Amounts owed to related parties	Cash due to related party customers
As of June 30, 2012

Associates	218,027	–	(82,415)	(41,224)
Key management personnel of the entity or its parent	14,744	–	(16,062)	(107,245)
Other related parties	2,806	–	(164,629)	(12,990)

As of December 31, 2011
Associates	286,312	–	(901)	(258)
Key management personnel of the entity or its parent	20,010	–	(37,678)	(164,694)
Other related parties	167,386	–	(228,012)	–

Category of related party	Sales to related parties	Transaction costs to related parties	Operating income and (expenses)	Interest paid / (received)	Dividends paid
Six months ended June 30, 2012

Shareholders	–	–	–	–	(216,715)
Associates	103,603	–	6,553	12,589	–
Key management personnel of the entity or its parent	–	–	(59,451)	–	–
Other related parties	56,192	–	(30,250)	(1,623)	–

Six months ended June 30, 2011

Shareholders	–	–	–	–	(93,484)
Associates	43,894	(3)	1,110	205	–
Key management personnel of the entity or its parent	–	–	(74,022)	–	–
Other related parties	24,974	(71,583)	754	(528)	(50,701)

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

20.	Balances and transactions with related parties (continued)

One of the associates acts as an agent in the project of renting space for terminals. The total amount due from a related party of 188,631 consists of a current receivable of 30,632 and a loan of 157,999 made by the Group. This represents the amount due for assignment of lease deposit paid by the Group to the lessor. The loan bears interest at a rate of 8% per annum. Its carrying amount was adjusted to reflect a market interest rate of 14%.

One of the associates acts as an agent between one of the providers and the Group. The income paid to the Group by this associate in the amount of 80,414 represents processing fees and is classified into sales to related parties. The terms of this payment processing arrangement were similar to market.

Other related parties include a company owned by the same shareholders as the Group, which acts as an agent collecting payments through electronic payment terminals from consumers. The expense paid to it by the Group represents agents’ transaction processing costs and is classified into cost of revenues. As of March 31, 2012, this counter party is not a related party. The terms of this transaction processing arrangement were similar to market.

Amounts owed to the Group by related parties include loans issued to key management bearing interest of 7 to 8% per annum.

In connection with the changes to the Group’s management structure and limiting the definition of key management personnel to include only executive officers and directors, we have revised the amounts of disclosed compensation to key management for prior period.

Other related parties include a group of companies controlled by one of the Group’s shareholders that act as merchants. Income accrued by the Group from these related parties for the six months ended June 30, 2012 in the amount of 54,717 (2011 - 24,974) represents payment processing fees. The terms of this commission arrangement were similar to market rates available to other unrelated merchants.

The above stated balances and transactions have been entered into on terms as agreed between the parties, as described above, are not secured, nor bear interest except that disclosed in Note 12. None of these balances has been impaired.

21.	Financial instruments

The Group’s principal financial instruments comprise loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities such as options over the shares of subsidiaries and associates which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

21.	Financial instruments (continued)

The fair value of the Group’s financial instruments as of June 30, 2012 and December 31, 2011, is presented by type of the financial instrument in the table below:

		As of December 31, 2011		As of June 30, 2012
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	LAR	8,810,441	8,810,441	3,728,022	3,728,022
Trade and other receivables	LAR	2,704,827	2,704,827	1,954,273	1,954,273
Debt instruments	HTM	934,031	933,518	1,775,845	1,774,968
Call options over shares of subsidiaries and associates	FVTPL	8,601	8,601	–	–
Short-term loans	LAR	80,548	80,548	207,780	207,780
Long-term loans	LAR	206,832	206,832	242,530	242,530

Total financial assets		12,745,280	12,744,767	7,908,450	7,907,573

Financial liabilities
Long-term borrowings	FLAC	67,810	67,810	38,320	38,320
Short-term borrowings	FLAC	122,203	122,203	11,168	11,168
Trade and other payables	FLAC	11,093,791	11,093,791	6,963,798	6,963,798
Due to banks	FLAC	618,713	618,713	18,064	18,064
Bank’s customer’s accounts	FLAC	773,653	773,653	621,317	621,317
Non-controlling interest	FLAC	12,508	12,508	–	–
Put option over shares of a non-controlling interest	FVTPL	8,273	8,273	–	–

Total financial liabilities		12,696,951	12,696,951	7,652,667	7,652,667

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	AFS – available-for-sale financial assets

•	FLAC – financial liabilities at amortized cost;

•	HTM – held-to-maturity financial assets

•	FVTPL – assets accounted at fair value through profit or loss

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate fair values:

•

Cash and cash equivalents, short-term investments and accounts receivable and payable, other current assets and liabilities approximate their carrying amount largely due to short-term maturities of these instruments;

•	Non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

21.	Financial instruments (continued)

Long-term fixed-rate assets are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer. Based on this evaluation, impairment is taken into account for the expected losses of these receivables. As of June 30, 2012 the carrying amounts of such receivables, net of allowances, are not materially different from their calculated fair values.

The carrying value of HTM securities is 1,775,845 (2011 – 934,031) while their fair value as of June 30, 2012 (net of interest accrued) was 1,774,968 (2011 – 933,518). The Group concluded that no impairment needed to be recorded at June 30, 2012 because the difference between the amortized cost and the current fair value is immaterial (see also Note 19).

The Group only used fair value to account for its call and put options over unquoted shares of its insignificant subsidiaries and associates (see above). The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:	other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3:	techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data

The Group used Black-Scholes-Merton option pricing models to determine the values of the put and call options, which included certain unobservable market inputs, primarily unquoted share price. For that reason, these instruments are considered Level 3. No changes to the reasonably possible alternative share prices used in the option-pricing valuation models would change the related fair values significantly. “Change in fair value of derivative financial assets” reflects the effect of changes in the fair values of the related financial instruments on the Group’s consolidated statement of comprehensive income. No gains or losses were recognized in “Other comprehensive income.” A reconciliation of the beginning and closing balances of Level 3 financial instruments including movements is summarized below:

	Call options over shares of subsidiaries and associates	Put option over shares of a non-controlling interest
Balance as of December 31, 2011	8,601	(8,273)
Re-measurement (recorded through profit and loss)	(8,601)	8,273
Balance as of June 30, 2012	–	–

22.	Events after the reporting date

Share split and increase in share capital

On August 22, 2012 the shareholders of the Group approved a split of the shares and the conversion of the Company’s existing share capital comprising 25,650 Euro divided into 15,000 ordinary shares of the par value of 1,71 Euro per share each fully paid into a larger number by splitting each share into 3,420 shares making a total of 51,300,000 shares of par value 0,0005 Euro per share and an increase in the authorized share capital of the Company from 25,650 Euro to 76,950 Euro.

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

22.	Events after the reporting date (continued)

Share split and increase in share capital (continued)

On December 11, 2012 shareholders of the Group increased its share capital by 350 Euro by a way of issuance of new 700,000 ordinary shares proportionally to its shareholders of the par value of €0.0005 per share, so that the total share capital of the Company will amount to €26,000.00, divided into 52,000,000 ordinary shares of the par value of €0.0005 per share.

On December 31, 2012 the Company converted its 153,900,000 authorized ordinary shares into 101,900,000 class A shares and 52,000,000 class B shares. After the conversion authorized share capital which was 76,950 Euro of the Group was divided into 101,900,000 class A shares of 0.0005 Euro and 52,000,000 class B shares of 0.0005 Euro and issued share capital which was 26,000 Euro was divided into 52,000,000 class B shares of 0.0005 Euro.

Further, on December 31, 2012 the Company increased its authorized share capital from 76,950 Euro divided into 101,900,000 class A shares of 0.0005 Euro and 52,000,000 class B shares of 0.0005 Euro to 115,425 Euro divided into 117,500,000 class A shares of 0.0005 Euro and 113,350,000 class B shares of 0.0005 Euro.

The share split and increase in share capital accounted for the purposes of the earnings per share calculation retrospectively, assuming 52,000,000 shares outstanding for all periods presented.

Disposal of subsidiaries and associates

By October 31, 2012, the Group had completed the disposal of substantially all of its non-core subsidiaries and associates as part of its disposal plan disclosed in Note 5. The additional loss effect on the Group’s results of operations from this disposal is immaterial.

In September 2012, the Group sold subsidiaries with a total carrying amount of negative net assets of 398,207 to entities affiliated with a shareholder and a member of the board of directors of the Group for 1,459, and assigned 327,161 of loans receivable, less 52,551 impairment, from these disposed subsidiaries to these entities. A receivable for the assignment of loan agreements from these subsidiaries and associates of 61,391 was fully collected in December 2012.

The Group also sold subsidiaries with a total carrying amount of negative net assets of 24,825 to a member of the board of directors of the Group for 16.

Overdraft Facility Agreements

On September 6, 2012 ZAO Ob’edinennya Sistema Momentalnykh Platezhey entered into two short-term overdraft facility agreements for overdraft up to 400,000 and 500,000 with a commitment fee payable on the total

QIWI plc

Notes to interim condensed consolidated financial statements (continued),

June 30, 2012

(in thousands of Rubles, except per share data)

22.	Events after the reporting date (continued)

amount of facility of 0.65% per annum, and interest payable on amounts drawn and outstanding at 10.3% and 10.2%, respectively. The 400,000 credit facility is available for 335 days and to be settled within 365 days. The 500,000 credit facility was available till January 5, 2013 and it was settled by January 17, 2013. Interest can be increased by 1% if a monthly turnover of overdraft does not exceed average outstanding loan increased by 800,000. Overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with three largest Russian mobile operators as service providers, and maintaining liquidity at Qiwi Bank. The 500,000 facility also provided for a limitation on payment of dividends by ZAO Ob’edinennaya Sistema Monentalnykh Platezhey. The overdraft facilities are guaranteed by the CEO of the Group.

Stock option plan

In October, 2012 the board of directors and shareholders approved an Employee Stock Ownership Plan (“ESOP”) for management of the Group, under which up to 2,565,000 of class B shares of the Company or 5% of the Group’s entire issued and outstanding share capital at the time of the Plan’s adoption can be granted to management during the ten years of the plan term. Vesting is individually agreed for each grant. The contractual term of the options granted is 10 years from the date of grant. The board of directors shall determine the exercise price applicable to the options granted under the ESOP. Following the potential initial public offering (IPO), the exercise price shall not be less than the average closing price of the shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the grant date. The exercise price of the options granted prior to the IPO shall equal U.S.$13.6452 per share. The options can be exercised on a gross or net share basis. Upon exercise, the shares cannot be sold or otherwise transferred until after the Group achieved a net income target per the Group’s management accounts (prepared on a basis consistent with the basis of preparation of segment data) of U.S.$170 million for the most recent fiscal year. The transfer restriction will cease to apply in the event the option holder’s employment or service with us or our subsidiaries is terminated.

On December 21, 2012 the Group granted the options over 2,216,778 shares of the Company to its employees and management, which are expected to vest as follows:

Immediately	347,232
January 1, 2014	776,547
January 1, 2015	720,117
January 1, 2016	372,882

The exercise price of the options is U.S.$ 13.6452 per share. Of the shares expected to vest on January 1, 2014, 347,232 will vest upon an initial public offering of the Group. The Group is currently determining the effect of options on the financial statements.

Change in the Company’s name

On December 31, 2012, our shareholders resolved by a special resolution to convert the Company into a public limited company and to change the name of the Company from QIWI Limited to QIWI plc.

Agreement with Visa and rebranding of QIWI Wallet

On November 19, 2012 the Group entered into an agreement with Visa, Inc. pursuant to which the Group’s Qiwi Wallet business was rebranded as Visa Qiwi Wallet.

                             American Depositary Shares

Representing                              Class B Shares

PROSPECTUS

J.P. Morgan		Credit Suisse

Baird	RenCap	William Blair

Prospectus dated                     , 2013

Through and including              (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this international offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Our amended and restated memorandum and articles of association provide that, subject to certain limitations, the company may indemnify its directors and officers against any losses or liabilities which he or she may sustain or incur in or about the execution of his or her duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in his or her favor or in which he or she is acquitted

We have entered into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that the provisions in our amended and restated memorandum and articles of association, indemnification agreements, and officers’ and directors’ liability insurance described in further detail below are necessary to attract and retain talented and experienced officers and directors.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

Item 7.	Recent Sales of Unregistered Securities

In connection with its conversion to a public limited company in Cyprus, on December 11, 2012 the shareholders of the Company increased its share capital by a way of issuance of 700,000 ordinary shares with a par value of €0.0005 per share proportionally to all of its shareholders at nominal value, so as to increase its share capital amounts to €26,000, after issuance divided into 52,000,000 ordinary shares with a par value of €0.0005 per share.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits.

Incorporated by reference to the Exhibit Index following page hereof.

(b)	Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the audited consolidated financial statements or notes thereto.

Item 9.	Undertakings

The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in                      on                     .

Dated , 2012	By:
	Name:	Sergey Solonin
	Title:	Chief Executive Officer

Dated , 2012	By:
	Name:	Evgeny Filimonov
	Title:	Chief Financial Officer

Dated , 2012	By:
Name:
	Title:	Director

Dated , 2012	By:
Name:
	Title:	Director

Dated , 2012	By:
Name:
	Title:	Director

Dated , 2012	By:
Name:
	Title:	Director

Dated , 2012	By:
Name:
	Title:	Director

Dated , 2012	By:
Name:
	Title:	Director

Dated , 2012	By:
Name:
	Title:	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of QIWI plc, has signed this registration statement or amendment thereto in New York, New York, United States of America on,                     2013.

Name:	Diana Arias
Senior Manager
Law Debenture Corporation Services Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement

3.1†	Memorandum and Articles of Association of the Registrant

3.2†	Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)

4.1†	Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3)

4.2†	Specimen Certificate for Class B Shares of the Registrant

4.3†	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder

4.4†	Voting Agreement by and between , , and , dated as of .

5.1†	Form of Opinion of Antis Triantafyllides & Sons LLC regarding the validity of the ordinary shares being registered

10.1†	Employee Incentive Plan

14.1†	Code of Conduct

14.2†	Code of Ethics

21.1†	Subsidiaries of the Registrant

23.1†	Consent of Independent Registered Public Accounting Firm

23.2†	Consent of Antis Triantafyllides & Sons LLC (included in Exhibit 5.1)

23.3†	Consent of J’Son & Partners

23.4†	Consent of Edgar, Dunn & Company

24.1†	Powers of Attorney (included on the signature page in Part II of this registration statement)

99.1††	Representation Pursuant to Instruction 2 to Item 8.A.4 of Form 20-F

†	To be filed by amendment
††	Previously filed